As filed with the Securities and Exchange Commission on August 3, 2005

Registration No. 333-124758

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

TO

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

REPUBLIC COMPANIES GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	6331	30-0175923
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

222 Delaware Avenue, Suite 900

Wilmington, Delaware 19801

(302) 658-3613

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive office)

Parker W. Rush

President and Chief Executive Officer

Republic Companies Group, Inc.

222 Delaware Avenue, Suite 900

Wilmington, Delaware 19801

(302) 658-3613

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

T. Mark Kelly Vinson & Elkins L.L.P. First City Tower 1001 Fannin Street, Suite 2300 Houston, Texas 77002-6760 (713) 758-2222	Jeffrey A. Chapman Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201-2975 (214) 220-7700	Michael E. Ditto Vice President and General Counsel Republic Underwriters Insurance Company 5525 Lyndon B. Johnson Freeway Dallas, Texas 75240 (972) 788-6000	Ethan T. James Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, par value $.01 per share	$117,300,000	(3)

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2)	Includes common stock issuable upon the exercise of the underwriters’ over-allotment option.
(3)	An aggregate fee of $13,806.21 was previously paid with prior filings of this Registration Statement.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

Subject to completion, dated August 3, 2005

Prospectus

6,000,000 Shares

Common Stock

Republic Companies Group, Inc. is selling shares of common stock in this offering. This is the initial public offering of our common stock. The estimated initial public offering price is between $15.00 and $17.00 per share.

Prior to this offering, there has been no public market for our common stock. After the pricing of the offering, we expect our common stock will trade on the Nasdaq National Market under the symbol “RUTX.”

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 12.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts	$	$
Proceeds to Republic Companies Group, Inc., before expenses	$	$

We have granted the underwriters an option for a period of 30 days to purchase up to 900,000 additional shares of our common stock on the same terms and conditions set forth above to cover overallotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of our common stock to investors on or about                     , 2005.

JPMorgan	Banc of America Securities LLC

Keefe, Bruyette & Woods	Sandler O’Neill & Partners, L.P.

                    , 2005

In this prospectus:

•	references to the “Company,” “we,” “us,” “our” and “The Republic Group” refer to Republic Companies Group, Inc. and its subsidiaries, including our direct wholly-owned subsidiary Republic Companies, Inc. and our indirect subsidiaries and controlled affiliates, Republic Underwriters Insurance Company (our principal insurance subsidiary), Republic-Vanguard Insurance Company, Republic Fire and Casualty Insurance Company, Republic Lloyds, Southern Insurance Company, Southern Vanguard Insurance Company, Southern Underwriters Insurance Company, Southern County Mutual Insurance Company, Republic Diversified Services, Inc. (attorney-in-fact), Eagle General Agency, Inc. (100%-owned MGA), Republic Home Protectors, Inc. (80%-owned MGA) and Republic Group No. Two Company, unless the context suggests otherwise;

•	references to “Republic Underwriting” refer to our indirect wholly-owned subsidiary, Republic Underwriters Insurance Company, and our subsidiaries and controlled affiliates that are licensed to conduct our insurance operations; and

•	unless otherwise stated, all figures (1) give pro forma effect to a 5.5:1 stock split of our common shares, which we effected on July 18, 2005 and (2) assume no exercise of the underwriters’ over-allotment option.

For your convenience, we have provided a glossary, beginning on page G-1, of selected insurance, reinsurance and investment terms used in this prospectus.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the “Risk Factors” and “Forward-Looking Statements” sections and our financial statements and the related notes, before making an investment decision.

Who We Are

We are a focused provider of personal and commercial property and casualty insurance products to individuals and small to medium-size businesses primarily in Texas, Louisiana, Oklahoma and New Mexico, a large and fast-growing region. We have written insurance in Texas consistently throughout our entire 101-year history while many of our competitors have moved in and out of the state. Our long-standing presence and deep market knowledge have allowed us to develop a loyal network of over 450 independent agents and a select group of managing general agents (“MGAs”) who provide us access to what we believe are among the most profitable markets — underserved niches primarily in rural and small to medium-size metropolitan markets.

On August 29, 2003, Republic Companies Group, Inc., backed by our investor group, acquired all of the issued and outstanding capital stock of our operating companies from a subsidiary of Winterthur Swiss Insurance Company (“Winterthur”) (the “2003 Acquisition”). We subsequently hired Parker W. Rush from The Chubb Group of Insurance Companies, where he was the Managing Director responsible for the Southern U.S., as our President and Chief Executive Officer. Mr. Rush and our management team have reemphasized a business philosophy that embraces the principles on which we were founded over a century ago — a commitment to insuring short-tail risks in the Southwest within our areas of underwriting expertise while targeting consistent underwriting profitability.

As of March 31, 2005, we had assets of $740.1 million and shareholders’ equity of $153.7 million. As of December 31, 2004, we had assets of $731.6 million and shareholders’ equity of $169.4 million. For the year ended December 31, 2004, we produced gross written premiums of $478.1 million, net premiums earned of $233.5 million, net income of $21.9 million and a return on average equity of 13.8%. For the three months ended March 31, 2005, we produced gross written premiums of $113.5 million, net premiums earned of $60.0 million and net income of $7.5 million.

What We Do

We target underserved markets that have been and continue to be largely ignored by national insurance companies because these markets require underwriting expertise that most carriers have been unwilling to develop given the small volume of premiums produced by local agents. Within these markets, we capitalize on our superior local knowledge to identify profitable underwriting opportunities. We apply a high level of selectivity in the risks we underwrite and use a risk-adjusted return approach to capital allocation, which we believe allows us to consistently generate underwriting profits. We believe that we distinguish ourselves from our competitors by delivering tailored product solutions, providing a high level of customer service and responding quickly to the needs of our agents and policyholders.

Our personal lines products, sold through our network of independent agents and our two affiliated MGAs, include homeowners, low-value dwelling, dwelling fire, standard auto, nonstandard auto and umbrella coverages. Our commercial lines products, sold through our network of independent agents and unaffiliated MGAs, include commercial package, auto, workers’ compensation, property, casualty, farm and ranch, employers’ nonsubscriber and prize indemnification coverages. These commercial lines products are designed for small to medium-size businesses, generally in underserved service industries, such as garages, family-owned restaurants and artisan contractors.

We also generate fee-based income by capitalizing on our unique combination of charters and licenses, which includes admitted insurers, an excess and surplus lines insurer and a Texas county mutual insurer, to serve MGAs and national and regional insurance carriers that wish to access our markets.

Our business is conducted through four segments organized primarily by distribution channel: Independent Agents — Personal Lines, Independent Agents — Commercial Lines, Program Management and Insurance Services and Corporate. Our Program Management segment includes products distributed through unaffiliated MGAs that bind and underwrite insurance policies on our behalf within designated programs and in conformity with our underwriting guidelines. Our Insurance Services and Corporate segment primarily comprises our fee-based fronting business. The following table sets forth our 2004 gross written premiums and net written premiums by segment:

Summary of Premiums by Segment

	Year Ended December 31, 2004
	Gross Written Premiums	Net Written Premiums
	($ in thousands)
Independent Agents — Personal Lines	$132,873	$125,928
Independent Agents — Commercial Lines	70,478	59,636
Program Management	153,896	53,546
Insurance Services and Corporate	120,807	4,827

Total	$478,054	$243,937

Competitive Strengths

We believe that we are well-positioned to compete profitably and grow in our region because of our core competitive strengths.

“The Regional Company of Choice” in the Southwest

We have been underwriting insurance policies in Texas for over a century and for over 40 years in Louisiana, Oklahoma and New Mexico. During this time, The Republic Group has become a trusted brand and we have developed strong partnerships with our agents and policyholders and a broad and deep knowledge of our target markets within our primary four-state region. As a result, we believe we are able to be highly responsive to the preferences and needs of our agents and policyholders, providing us with distinct competitive advantages over our national competitors.

Segmented underwriting approach based on superior regional market knowledge

We have utilized our broad and deep regional knowledge to develop an underwriting model that segments our four target states into ten specific regions. We further segment these regions by economic demographics, pricing tiers, premium size, loss history and weather patterns. This approach assists us in identifying profitable opportunities that may go unnoticed by our competitors, which has led to significantly improved underwriting results.

Expertise in and ability to identify underserved markets

We work in consultation with our independent agents and MGAs to identify customer needs and then create product solutions to meet those needs rather than expecting agents to find a market for generic products. We offer tailored products within our areas of expertise to meet market demand while developing underwriting and pricing guidelines that enable us to earn underwriting profits.

Strong and long-standing relationships with multi-channel distribution network

We distribute our products through a broad network of over 450 independent agents and a select number of MGAs. Approximately 60% of the gross written premiums produced by our independent agents in 2004 were generated by agents who have been producing business for us for over a decade. Texas General Agency, Inc. (“TGA”), our largest MGA, has represented us for 19 years. Members of our management, marketing and underwriting teams regularly meet in person with our agents and MGAs to maintain an open dialogue about their specific markets and how we can better meet customer needs. We believe agents and MGAs want to work with us because we provide multiple coverages, user-friendly systems, a high level of responsiveness and stability in their local markets.

Proven leadership and highly experienced management and underwriting team

Our management team, led by our President and Chief Executive Officer, Parker W. Rush, has an average of over 25 years of property and casualty insurance experience, predominantly focused in Southwestern states. Our underwriters have an average of 21 years of experience. Furthermore, we employ four actuaries, who are designated as Fellows of the Casualty Actuarial Society, and have an average of 15 years of actuarial experience in personal and commercial lines insurance, including program management. We believe that our management team is highly regarded among the independent agents and MGAs in our region due to our proven understanding of their needs and of the particular demands of marketing insurance products primarily in rural and small to medium-size metropolitan markets.

Strategy

We have developed the following strategy that we believe will help us achieve our growth and profitability objectives.

Increase penetration in underserved markets in the Southwest region

We work closely with our agents to identify underserved markets in our four target states and then develop profitable personal and commercial insurance products and services that will meet their needs. We believe many of our customers prefer to work with a single insurance company for their multiple insurance needs. Consequently, our broad suite of products improves our ability to capture additional business from our existing policyholders. We intend to actively search for acquisitions of companies or books of business that are consistent with our strategy.

Opportunistically deploy capital to generate underwriting profits

We price our business to generate underwriting profits by applying a high level of selectivity in the risks that we underwrite and by using a risk-adjusted return approach to capital allocation. We allocate our capital and other resources across our product lines in response to changing market conditions, which we believe we identify faster than our competitors due to our strong knowledge of our target markets, the continuous focus of our management and underwriting teams on these issues and our ability to analyze return on capital by business segment.

Commit to short-tail lines of business

We primarily target property and short-tail lines of casualty insurance rather than long-tail lines of insurance, such as product liability and general liability. We believe our focus on short-tail risks enables us to price our insurance products and reserve for potential claims more accurately, which we believe, in turn, reduces the volatility of our financial results compared to long-tail underwriters. Based on recent history, we have paid 97% of losses on our policies within four years from policy inception.

Identify and grow profitable agents

We intend to continue to seek out and develop new agent relationships to profitably grow our book of business in our desired markets. Since the 2003 Acquisition, we have instituted more rigorous audit review criteria to analyze the performance of our existing independent agent base. At the same time, we have placed a strong emphasis on appointing additional agents that meet our new standards. In considering new independent agents for appointment, we evaluate their business profile, experience, loss history, reputation and location. Since the 2003 Acquisition, we have terminated relationships with 128 agents and have added 23 new agents.

Company History

We trace our origin back to 1903 with the formation of the Commonwealth Fire Insurance Company in Dallas, Texas. As a Texas-based stock fire company, we served as an alternative to the Eastern U.S.-based insurers that, through intense competition, had eliminated nearly all Texas-based insurance companies by 1895. Initially, we focused on providing fire coverage for owner-occupied single family dwellings. During the next 80 years, we gradually expanded our operating territory and business mix.

In 1982, Winterthur acquired the stock of Republic Financial Services, Inc. and further expanded its presence in the United States and internationally with additional acquisitions in the 1980s and early 1990s. As part of a reorganization of Winterthur’s U.S. operations in 1995, we refocused on our core property and casualty operations in Southwestern states. On August 29, 2003, Republic Companies Group, Inc., backed by an investor group, acquired all of the issued and outstanding capital stock of our top tier operating companies from Winterthur.

Since the arrival of Parker W. Rush, our President and Chief Executive Officer, in December 2003, we have implemented a series of initiatives that has enabled us to capitalize on our strong presence primarily in rural and small to medium-size metropolitan markets, expand our product offerings through our multiple distribution channels and improve our profitability. These initiatives have included:

•	strengthening our management team;

•	adding underwriting and marketing talent;

•	resegmenting our core markets by geography;

•	improving our relationships with our most profitable agents and terminating our least profitable agents;

•	changing our key performance measures to emphasize return on capital by business segment;

•	cutting unnecessary expenses;

•	making additional investments in technology;

•	reunderwriting our entire commercial lines book of business; and

•	identifying new lines of business that fall within our core underwriting expertise that we believe can generate attractive returns in all market conditions.

We believe these efforts have contributed to significantly improved underwriting results as our net combined ratio, which is the sum of our net loss ratio and net expense ratio, decreased from 111.2%, an underwriting loss, in 2002 to 91.8%, an underwriting gain, in 2004, demonstrating a significant improvement in our book of business.

Organization and Principal Executive Offices

Our executive office is located at 222 Delaware Avenue, Suite 900, Wilmington, Delaware 19801, and our telephone number at that location is (302) 658-3613. The principal executive offices of our operating subsidiaries and controlled affiliates are located at 5525 Lyndon B. Johnson Freeway, Dallas, Texas 75240, and our telephone number at that location is (972) 788-6000. As of June 30, 2005, we had 316 full-time employees and three part-time employees. Our website address is www.republicgroup.com. The information on our website does not constitute a part of this prospectus.

We are rated “A- (Excellent)” by A.M. Best Company, Inc. with a stable outlook. The objective of the A.M. Best rating system is to provide an opinion of an insurer’s financial strength and ability to meet ongoing obligations to its policyholders. Our ratings reflect A.M. Best’s opinion of our financial strength and are not evaluations directed to investors in our common stock nor recommendations to buy, sell or hold our common stock.

Risks Relating to Our Company

Investing in our common stock involves substantial risk. In particular, we may not be able to successfully implement our business strategy or capitalize on our perceived strengths. Additionally, if:

•	we cannot price our business accurately, our profitability and the profitability of our insurance companies could be materially and adversely affected;

•	our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be materially and adversely affected;

•	we are unsuccessful in competing against larger or more well-established rivals, our financial condition and results of operations could be adversely affected; or

•	we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which may adversely affect our financial condition and results of operations.

In addition, the occurrence of severe catastrophe events, or the loss of our agents to our competitors, could have a material and adverse effect on our financial conditions and results of operations. If any of the foregoing events or circumstances occur, an investment in our common shares may be materially impaired. You should read “Risk Factors” beginning on page 12 for a more complete discussion of certain factors you should carefully consider together with all other information included in this prospectus before making an investment decision.

THE OFFERING

Common stock offered	6,000,000

Common stock to be outstanding after this offering (1)	13,107,065

Use of proceeds

We estimate our net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses, will be approximately $87.6 million at an assumed initial public offering price of $16.00 per share (using the midpoint of the price range set forth on the cover page of this prospectus). We plan to use approximately $85.5 million of the net proceeds of this offering to pay all accrued and unpaid dividends on our Series A preferred stock through an assumed closing date for this offering of August 5, 2005 and to redeem a portion of our outstanding shares of Series A preferred stock. We will use the remaining balance of the proceeds from this offering for general corporate purposes.

Dividend policy

Our board of directors authorized the payment of a quarterly dividend beginning September 30, 2005, of $0.12 per common share. Any determination to pay dividends going forward will be at the discretion of our board of directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

Proposed Nasdaq symbol	“RUTX”

(1)	The number of shares of our common stock outstanding after this offering excludes:

•	59,472 shares of common stock that may be issued upon exercise of options outstanding at the time of this offering at a weighted average exercise price of $10.00 per share; and

•	42,625 shares that may be issued upon the exercise of options to be granted at the time of the closing of this offering at an exercise price equal to the initial public offering price.

The number of shares of our common stock outstanding after this offering includes:

•	3,513,265 shares of common stock to be issued upon the conversion of our shares of Class A common stock;

•	1,783,133 shares of common stock to be issued upon the conversion of our shares of Class B common stock; and

•	1,810,667 shares of common stock to be issued upon the conversion of our shares of Series A preferred stock that are not redeemed with the proceeds of this offering (using the midpoint of the price range set forth on the cover page of this prospectus to calculate the conversion ratio).

Except as otherwise indicated, all information in this prospectus assumes no exercise of the underwriters’ over-allotment option and gives pro forma effect to a 5.5:1 stock split of our common shares which we effected on July 18, 2005.

SUMMARY FINANCIAL INFORMATION

You should read the summary financial information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included elsewhere in this prospectus. The following tables set forth our summary financial information for the periods ended and as of the dates indicated.

Republic Companies Group, Inc. had no operations prior to the 2003 Acquisition. In the 2003 Acquisition, we acquired the operating companies, but not the holding companies, of Republic Financial Services, Inc. (“Predecessor Company”). We refer to the acquired companies as the Subject Companies. The selected statement of operations data for the year ended December 31, 2004, the period from August 29, 2003 to December 31, 2003, the period from January 1, 2003 to August 28, 2003 and for the year ended December 31, 2002, and the selected balance sheet data as of December 31, 2004 and December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The selected data as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 are derived from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates or for the periods presented. The selected statement of operations data for periods prior to January 1, 2002 and the selected balance sheet data as of August 28, 2003, and December 31, 2002, 2001, 2000 and 1999 are derived from the Predecessor Company’s audited financial statements, which are not included in this prospectus, and reflect the Subject Companies on a combined basis excluding the Predecessor Company holding companies. The combined information provides investors with historical information regarding the Subject Companies.

The financial statement information for periods beginning August 29, 2003 is reported on a purchase GAAP basis of accounting. Financial statement information for periods prior to August 29, 2003 is reported on a historical GAAP basis of accounting and may not be comparable to periods after that date. These historical results are not necessarily indicative of results to be expected for any future period. For a discussion of the comparability of our income statement data with that of our Predecessor Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparability of Financial Statement Information.” All common share and earnings per share data for the Company gives effect to a 5.5:1 stock split of our common shares which we effected on July 18, 2005.

Company	Subject Companies Combined
Selected Statement of Operations Data ($ in thousands)	Quarter Ended March 31,	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31,
Unaudited 2005	Unaudited 2004	2002	Unaudited 2001	Unaudited 2000	Unaudited 1999
Net insurance premiums earned	$60,033	$57,439	$233,528	$79,323	$185,981	$229,457	$179,528	$148,135	$138,390
Net investment income	2,322	1,907	8,235	1,929	3,851	5,627	8,068	9,215	13,351
Net realized gains (losses)	1	611	1,148	1,185	2,384	(10,469)	(1,829)	3,971	9,164
Other income	1,108	1,206	4,506	1,414	3,916	4,329	2,880	2,177	2,044

Total revenues	$63,464	$61,163	$247,417	$83,851	$196,132	$228,944	$188,647	$163,498	$162,949

Net losses and loss adjustment expenses incurred	$29,681	$35,694	$138,550	$46,754	$140,690	$172,171	$136,384	$99,434	$79,840
Underwriting, acquisition and operating expenses:
Commissions (1)	11,653	8,062	40,147	11,633	38,512	47,153	39,953	32,485	29,858
Other underwriting, acquisition and operating expenses (2)	11,014	8,321	35,660	12,365	27,097	35,895	27,775	27,069	25,248

Total underwriting, acquisition and operating expenses	22,667	16,383	75,807	23,998	65,609	83,048	67,728	59,554	55,106
Interest expense	735	532	2,159	399	0	0	0	0	0

Total expenses	$53,083	$52,609	$216,516	$71,151	$206,299	$255,219	$204,112	$158,988	$134,946

Income (loss) from continuing operations before income taxes	$10,381	$8,554	$30,901	$12,700	$(10,167)	$(26,275)	$(15,465)	$4,510	$28,003
Income tax expense (benefit)	$3,633	$2,989	12,007	4,706	(2,379)	(3,735)	454	(982)	771
Equity in earnings of unconsolidated foreign insurance company, net of income taxes (3)	703	1,141	2,982	727	1,675	3,674	0	0	0

Income (loss) from continuing operations	$7,451	$6,706	$21,876	$8,721	$(6,113)	$(18,866)	$(15,919)	$5,492	$27,232
Extraordinary gain	0	0	0	32,623	0	0	0	0	0

Net income (loss)	$7,451	$6,706	$21,876	$41,344	$(6,113)	$(18,866)	$(15,919)	$5,492	$27,232

Key Measures ($ in thousands)
Gross written premiums	$113,544	$109,201	$478,054	$138,707	$343,234	$473,529	$372,744	$301,673	$274,863
Net written premiums (4)	61,662	55,473	243,937	81,547	193,161	257,906	196,589	156,344	136,701

Net loss ratio (5)	49.4%	62.1%	59.3%	58.9%	75.6%	75.0%	76.0%	67.1%	57.7%
Net expense ratio (6)	37.8	28.5	32.5	30.3	35.3	36.2	37.7	40.2	39.8

Net combined ratio (7)	87.2%	90.6%	91.8%	89.2%	110.9%	111.2%	113.7%	107.3%	97.5%

Statutory surplus (8)	$160,968	$140,441	$154,858	$133,701	$101,388	$114,684	$115,449	$141,352	$149,486
Net underwriting leverage ratio (9)	1.5x	1.6x	1.6	x	2.1	x	2.1	x	2.2	x	1.7	x	1.1	x	0.9	x

Per Share Data (11)
Net income per common share:
Basic
Net income from continuing operations	$0.78	$0.68	$1.54	$0.88
Extraordinary gain	0.00	0.00	0.00	6.79

Net income	$0.78	$0.68	$1.54	$7.67

Weighted average number of common shares outstanding, basic	4,969,591	4,879,041	4,915,956	4,806,978
Diluted
Net income from continuing operations	$0.78	$0.68	$1.54	$0.88
Extraordinary gain	0.00	0.00	0.00	6.79

Net income	$0.78	$0.68	$1.54	$7.67

Weighted average number of common shares outstanding, diluted	4,976,523	4,879,041	4,923,487	4,806,978

	Company			Subject Companies Combined
Selected Balance Sheet Data ($ in thousands)	As of March 31, 2005	As of December 31, 2004	As of December 31, 2003	As of August 28, 2003	As of December 31,
					2002	Unaudited 2001	Unaudited 2000	Unaudited 1999
	(unaudited)
Investments, at fair market value (3)	$348,552	$346,496	$315,402	$261,424	$241,186	$223,254	$227,539	$229,017
Premiums receivable from agents and insureds	62,619	61,241	70,467	87,664	77,352	59,405	45,307	29,882
Balances due from reinsurance companies	174,932	165,080	157,546	174,559	145,105	97,144	83,497	65,410
Deferred policy acquisition costs	24,345	23,450	7,847	25,226	23,333	17,825	14,262	13,812
Prepaid reinsurance premiums	92,763	98,695	96,946	96,684	107,777	100,197	86,956	81,943
Net deferred tax asset	17,536	18,507	24,089	21,695	17,003	13,676	13,067	11,146
Total assets	740,144	731,617	696,815	720,817	666,548	574,794	525,566	486,243
Reserves for losses and loss adjustment expenses	279,677	267,597	265,769	266,271	223,802	155,827	130,356	115,673
Unearned premiums	209,100	213,404	201,245	222,298	226,212	190,182	159,880	146,658
Senior debt	20,097	0	0	0	0	0	0	0
Subordinated notes payable	31,191	31,192	31,193	400	1,300	3,100	0	0
Total liabilities	586,428	562,205	549,300	560,892	496,125	384,746	319,275	325,535
Redeemable preferred shares(10)	0	0	110,965	0	0	0	0	0
Total shareholders’ equity	153,716	169,412	36,550
Subject Companies’ net assets				159,925	170,423	190,048	206,291	160,708
Total liabilities and shareholders’ equity	740,144	731,617	696,815
Subject Companies’ total liabilities and net assets				720,817	666,548	574,794	525,566	486,243

(1)	Commissions includes commissions paid to independent agents and sliding scale commissions paid to MGAs, which are generally based on the profitability of the underlying book of business produced by the independent agents and MGAs and also includes the change in the deferred policy acquisition costs asset associated with commissions.

(2)	Includes premium taxes, general operating expenses related to underwriting operations and amortization of deferred acquisitions costs associated with acquisition expenses.

(3)	We record our 29.8% investment in Seguros Atlas, S.A. on an equity basis of accounting. Information to develop U.S. GAAP balances on an equity basis of accounting is not available for the balance sheet data prior to December 31, 2001 and for the statement of operations data for periods prior to 2002.

(4)	Net written premiums are calculated by adding to gross written premiums the premiums assumed from other insurers and by subtracting from the resulting sum the premiums ceded to reinsurers for excess per risk reinsurance and catastrophe reinsurance in the Independent Agents — Personal Lines and Independent Agents — Commercial Lines segments and excess per risk and quota share reinsurance in the Program Management and Insurance Services and Corporate segments.

(5)	The net loss ratio is calculated by dividing net losses and loss adjustment expenses by the net insurance premiums earned. This ratio is net of amounts ceded to reinsurers.

(6)	The net expense ratio is calculated by dividing the total underwriting, acquisition and operating expenses by the net insurance premiums earned. This ratio is net of amounts ceded to reinsurers.

(7)	The net combined ratio is the sum of the net loss ratio and the net expense ratio.

(8)	This is the reported statutory surplus as regards policyholders (“statutory surplus”) of our lead insurance company, Republic Underwriters Insurance Company. See “Business — Regulation — Statutory Accounting Principles.”

(9)	The net underwriting leverage ratio is the ratio of annual net written premiums divided by end of year statutory surplus. The ratio for 2003 is computed by dividing the sum of the net written premiums for the period January 1, 2003 to August 28, 2003 plus the period August 29, 2003 to December 31, 2003 by the statutory surplus as of December 31, 2003. Since the premiums for both of the 2003 periods are aggregated for this calculation, the same net underwriting leverage ratio is applicable to both of the 2003 periods.

(10)	Redeemable preferred stock was issued to fund the 2003 Acquisition. Originally, the shares could be redeemed at the election of certain stockholders and the stock was presented as mezzanine financing until December 2004. Our Certificate of Incorporation was amended in 2004 to remove the stockholder election and the redeemable preferred stock was reclassified as permanent equity as of December 31, 2004.

(11)	Per share data is computed based on net income from continuing operations available to common shareholders after giving effect to accrued dividends on Series A preferred stock.

FORWARD-LOOKING STATEMENTS

Some of the statements in this prospectus may include forward-looking statements that reflect our current views with respect to future events and financial performance. These forward-looking statements may apply to us specifically or the insurance industry in general. Statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “estimate,” “may,” “should,” “anticipate,” “will” and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause our actual results to differ materially from those indicated in these statements. We believe that these factors include but are not limited to those described under “Risk Factors” and the following:

•	greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices anticipate based on historical experience or industry data, including activity resulting from natural or man-made catastrophic events or severe weather;

•	changes in general economic conditions, including inflation and other factors;

•	failure to adequately price our insurance policies and create sufficient reserves;

•	industry developments that centralize and commoditize insurance products to the detriment of agency distribution models;

•	lack of acceptance of our products and services, including new products and services;

•	decreased demand for our insurance products;

•	difficulty in expanding our book of business;

•	changes in the availability, cost or quality of reinsurance and failure of our reinsurers to pay claims timely or at all;

•	the creditworthiness of our reinsurers or of the insurers for whom we provide fronting services;

•	the occurrence of one or more catastrophic events or a series of severe weather events in the concentrated geographic area where we focus our insurance underwriting;

•	loss of independent insurance agents to distribute our products;

•	failure of one or more of our MGAs to appropriately underwrite our products or administer claims;

•	inability to maintain our business relationship with our largest producing MGA;

•	loss of the services of any of our executive officers, underwriters or other key personnel;

•	decline of our A.M. Best Company, Inc. (“A.M. Best”) financial strength rating;

•	changes in rating agency policies or practices;

•	failure of any loss limitation method we employ;

•	changes in legal theories of liability under our insurance policies;

•	economic or regulatory developments in the State of Texas that adversely affect our financial condition and results of operations;

•	increased competition on the basis of pricing, capacity, coverage terms or other factors;

•	developments in the world’s financial and capital markets that adversely affect the performance of our investments;

•	inability to obtain capital on acceptable terms;

•	changes in regulations, laws and accounting standards applicable to us or our subsidiaries, agents or customers;

•	increases in the amount of assessments we are required to pay;

•	the effect our holding company structure and regulatory constraints may have on our ongoing cash requirements and ability to pay dividends;

•	failure of our information technology systems;

•	the effects of future acquisitions on our business; and

•	difficulty in effecting a change of control of our company.

This list of factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this prospectus. Unless otherwise required by law, we undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions otherwise prove to be incorrect, our actual results may vary materially from what we project. Any forward-looking statements you read in this prospectus reflect our views as of the date of this prospectus with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to our operations, financial condition, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to us or individuals acting on our behalf are expressly qualified in their entirety by this paragraph. Before making an investment decision, you should specifically consider all of the factors identified in this prospectus that could cause actual results to differ.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus before investing in shares of our common stock. Investing in our common stock involves a high degree of risk. If any of the following risks actually occur, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our common stock could decline and you may lose part or all of your investment.

Risks Related to Our Business and Our Industry

Pricing

If we cannot price our business accurately, our profitability and the profitability of our insurance companies could be materially and adversely affected.

Our results of operations and financial condition depend on our ability to underwrite and set premium rates accurately for a wide variety of risks. Adequate rates are necessary to generate premiums sufficient to pay losses, loss adjustment expenses and underwriting expenses and to earn a profit. To price our products accurately, we must (1) collect and properly analyze a substantial amount of data, (2) develop, test and apply appropriate pricing techniques, (3) closely monitor and recognize changes in trends in a timely manner and (4) project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully and price our products accurately is subject to a number of risks and uncertainties, some of which are outside our control, including:

•	the availability of sufficient reliable data and our ability to properly analyze available data;

•	changes in applicable legal liability standards and in the civil litigation system generally;

•	our selection and application of appropriate pricing techniques;

•	our ability to obtain regulatory approval, where necessary; and

•	the uncertainties that inherently characterize estimates and assumptions.

Consequently, we could underprice risks, which would adversely affect our profit margins, or we could overprice risks, which could reduce our competitiveness and sales volume. In either case, our profitability and the profitability of our insurance companies could be materially and adversely affected.

Reserves

If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be materially and adversely affected.

Our financial condition and results of operations depend upon our ability to assess accurately the potential losses associated with the risks that we insure. We establish loss reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred under the policies that we write. Loss reserves include case reserves, which are established for specific claims that have been reported to us, and reserves for claims that have been incurred but not reported, or IBNR. Loss adjustment expenses are expenses incurred to investigate and settle claims. To the extent that loss and loss adjustment expenses exceed our estimates, we will be required to increase loss reserves and reduce our net income in the period in which the deficiency is identified.

The reserving process for our casualty insurance coverage possesses characteristics that make case and IBNR reserving inherently less susceptible to accurate actuarial estimation than is the case with property coverages. Unlike property losses, casualty losses are claims made by third parties of which the policyholder may not be aware and therefore may be reported a significant time after the occurrence, sometimes years later. As casualty claims most often involve claims of bodily injury, assessment of the proper case reserve is a far more subjective process than claims involving property damage. In addition, in determining the case reserve for a casualty claim, information develops slowly over the life of the claim and can subject the case reserve to substantial modification well after the claim was first reported. Numerous factors impact the casualty case reserving process, such as venue, the amount of monetary damage, the permanence of the injury and the age of the claimant.

The effects of inflation could cause the severity of claims from catastrophes or other events to rise in the future. Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and we expect that these factors will increase the severity of losses in the future. Our reserves for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling expenses, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these costs, we expect to be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified.

Estimating an appropriate level of loss and loss adjustment expenses reserves is an inherently uncertain process. Accordingly, actual loss and loss adjustment expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in our consolidated and combined financial statements. Claims could exceed our loss and loss adjustment expenses reserves and have a material adverse effect on our financial condition and results of operations. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Recognition of losses and loss adjustment expenses.”

Reinsurance

If we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which may adversely affect our financial condition and results of operations.

From time to time, market conditions have limited, and in some cases have prevented, insurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. Accordingly, we may not be able to obtain desired amounts of reinsurance. In addition, even if we are able to obtain reinsurance, we may not be able to obtain it from entities with satisfactory creditworthiness or negotiate terms that we deem appropriate or acceptable. If we cannot obtain adequate reinsurance protection for the risks we underwrite, we may be exposed to greater losses from these risks or we may be forced to reduce the amount of business that we underwrite, which will reduce our revenue and may have a material adverse effect on our results of operations and financial condition.

We use reinsurance to protect us from certain risks and to share certain risks we underwrite. The amount of reinsurance varies by our segments as discussed in further detail under the heading “Business — Reinsurance.” During 2004, our Independent Agents — Personal Lines segment ceded 5.2% of its gross written premiums (primarily through excess of loss and catastrophe reinsurance treaties), our Independent Agents — Commercial Lines segment ceded 15.4% of its gross written premiums (primarily through excess of loss and catastrophe reinsurance treaties), our Program Management segment ceded 65.2% of its gross written premiums (primarily through quota share and excess of loss reinsurance treaties), and our Insurance Services and Corporate segment ceded 100% of its gross written premiums (primarily through quota share reinsurance treaties).

If our reinsurers do not pay losses in a timely fashion, or at all, we may incur substantial losses that could materially and adversely affect our financial condition and results of operations.

General. As of March 31, 2005 and December 31, 2004, we had $267.7 million and $263.8 million, respectively, in reinsurance recoverables, including ceded paid loss recoverables, ceded losses and loss adjustment expenses reserves and ceded unearned premium reserves, of which $236.1 million in 2005 and

$234.6 million in 2004 related to our Program Management and Insurance Services and Corporate segments. We expect to continue to purchase substantial reinsurance coverage in the foreseeable future. Because we remain primarily liable to our policyholders for the payment of their claims, regardless of the reinsurance we have purchased relating to those claims, in the event that one of our reinsurers becomes insolvent or otherwise refuses to reimburse us for losses paid, or delays in reimbursing us for losses paid, our liability for these claims could materially and adversely affect our financial condition and results of operations. For example, in 2002, when Gerling Global Reinsurance decided to withdraw from the reinsurance markets, Gerling was a significant participant on reinsurance treaties primarily in our Program Management segment. The withdrawal required us to commute our reinsurance agreements with Gerling, assume responsibility for its participations in the existing reinsurance agreements and find an appropriate reinsurer to replace it for future writings. Another example of a reinsurer with acceptable financial strength ratings in the years we entered reinsurance agreements, but which subsequently experienced financial difficulties and was subjected to regulatory oversight, was Philadelphia Reinsurance (a reinsurer primarily in our Independent Agents — Personal Lines segment). We commuted our reinsurance agreements with Philadelphia Reinsurance and assumed responsibility for its participations in the existing reinsurance agreements, and found an appropriate reinsurer to replace it for future writings. Neither of these examples resulted in a material loss to the Company. Any losses resulting from a commutation or any other circumstance are recorded at the time of commutation or at the point any such loss is deemed probable and can be reasonably estimated.

Fronting. In our fronting business, reported in our Insurance Services and Corporate segment, we write insurance on behalf of several national and regional insurance carriers and cede the risk under these policies to these carriers in exchange for fronting fees. Because we cede all of these risks, we hold no net reserves for losses or loss adjustment expenses that might arise as a result of claims made under these policies. However, as the issuer of the policies, we remain directly liable to these policyholders. In 2004, we wrote insurance policies with $120.8 million in gross written premiums as part of our fronting business reported in our Insurance Services and Corporate segment. In the event that any of these carriers becomes insolvent, or otherwise refuses to reimburse these policyholders for losses paid (or us, to the extent we reimburse these policyholders directly) in a timely manner, our liability for these claims could materially and adversely affect our financial condition and results of operations.

Exposure to Catastrophes and Other Weather-Related Losses

The occurrence of severe catastrophic events may have a material adverse effect on us, particularly because we conduct business in a concentrated geographical area.

We expect to have large aggregate exposures to natural and man-made disasters, such as hurricanes, hail, windstorms, floods, acts of war and acts of terrorism. We expect that our loss experience generally will include infrequent events of great severity. Although we may attempt to exclude losses from terrorism and other similar risks from some coverages we write, we may not be successful in doing so. The risks associated with natural and man-made disasters are inherently unpredictable, and it is difficult to predict the timing of such events with statistical certainty or estimate the amount of loss any given occurrence will generate. The extent of losses from a catastrophe is a function of both the total amount of policyholder exposure in the area affected by the event and the severity of the event. The occurrence of losses from catastrophic events may have a material adverse effect on our ability to write new business and on our financial condition and results of operations. Increases in the values and geographic concentrations of policyholder property and the effects of inflation have resulted in increased severity of industry losses in recent years, and we expect that those factors will increase the severity of losses in the future.

We write insurance primarily in the states of Texas, Louisiana, Oklahoma and New Mexico. As a result, a single catastrophe, destructive weather pattern, terrorist attack, regulatory development or other condition or general economic trend affecting this region could adversely affect our financial condition and results of operations more significantly than other insurance companies that conduct business across a broader geographical area.

Although we purchase catastrophe reinsurance to limit our exposure to these types of natural catastrophes, in the event of a major catastrophe resulting in losses to us in excess of $60.0 million, our losses would exceed the limits of our reinsurance coverage.

We are exposed to claims related to severe weather, which may result in an increase in claims frequency and severity.

We are subject to claims arising out of severe weather, such as rainstorms, snowstorms, hailstorms, windstorms and ice storms, that may have a significant effect on our financial condition and results of operations. The incidence and severity of weather conditions are inherently unpredictable. Our average annual catastrophe losses from 1999 through 2004 were $15.5 million, with an average of four catastrophic events in excess of $1.0 million in losses per year. During this period, the year least impacted by catastrophes experienced $8.0 million in catastrophe losses, with two catastrophic events exceeding $1.0 million, while the year most impacted experienced $23.0 million in such losses with five events exceeding $1.0 million.

There is generally an increase in claims frequency and severity under the personal auto insurance we write when severe weather occurs because of a higher incidence of vehicular accidents and due to direct storm damage, particularly during hailstorms. In addition, we are exposed to an increase in claims frequency and severity under the homeowners and dwelling fire insurance we write because property damage may result from severe weather conditions.

Our insured risks generally exhibit higher losses in the second quarter of the year due to a seasonal concentration of weather-related events in our geographic region. Although weather-related losses (including hail, high winds, tornadoes and hurricanes) can occur in any calendar quarter, the second quarter historically has experienced the highest frequency of these losses. For example, for the last five years, the contribution of weather-related catastrophes to the consolidated second quarter net loss ratio was on average approximately 10 points greater than the average contribution of catastrophes in the other three quarters. Our Independent Agents — Personal Lines segment has been most heavily impacted by this seasonality of weather events, with the contribution of weather-related catastrophes to its second quarter net loss ratio on average approximately 15 points greater than the average contribution of catastrophes in the other quarters over this same period. We purchase various levels of reinsurance to protect us from the high frequency and severity of these events.

In the event of a catastrophe or one or more severe weather events in the same geographic region, the price of labor and materials needed to repair damaged homes and buildings may increase dramatically due to the sharp increase in demand for labor and materials in that region. As a result, if our initial reserve estimate is not adequate following the occurrence of a catastrophe or one or more severe weather events, the resulting adverse effect on our loss reserves could be compounded by the inflationary pressures on reconstruction costs.

Although we purchase catastrophe reinsurance to limit our exposure to severe weather events and additional reinsurance to limit our exposure to more frequent smaller storms and other weather events that arise in our geographic area, in the event that a series of weather events were to arise in our geographic area in the same calendar year, our losses could exceed the limits of our catastrophe and frequency reinsurance coverages.

Distribution

We rely on independent insurance agents to distribute our products.

Our business depends in large part on the efforts of independent insurance agents to market our insurance products and on our ability to offer insurance products and services that meet the requirements of the customers. While we strive to offer products our agents require, we compete for their business with other carriers based on the scope of coverage provided in our products, services and rates. Our competitors may offer coverage that is more attractive to particular customers than we offer for a specific product, may price their insurance products more aggressively and may devote additional resources to improve their services. Accordingly, our agents may find it easier to promote the programs of our competitors rather than ours. If our agents fail or choose not to market our insurance products successfully, our growth may be limited and our financial condition and results of operations may be adversely affected.

We rely on managing general agents to underwrite some of our products and administer claims.

We have developed programs with managing general agents, or MGAs, whereby the MGA will, within the guidelines we establish, underwrite insurance policies on our behalf and administer any claims arising under those policies. While we exercise care in the selection of our MGA relationships and regularly audit the performance of our MGAs, we are at risk for their conduct as a result of the authority we have delegated to them. If one of our MGAs binds us to policies that expose us to unexpected losses or fails to appropriately administer claims, including claims related to runoff business in programs we have terminated, our financial condition and results of operations could be materially and adversely affected. For example, if a terminated MGA fails to continue to appropriately settle claims during the runoff period, then reserves for losses and loss adjustment expenses could be deficient, which would impact our results of operations in future periods. Furthermore, subject to contractual limitations, MGAs have the ability to change carriers or increase or decrease the allocation to a particular carrier. An MGA might choose to change carriers or allocations for reasons such as pricing, service, conditions in the reinsurance market or a change in ownership of the MGA.

If we are unable to maintain our business relationship with our largest producing MGA, our financial condition and results of operations could be adversely affected.

We have developed relationships with MGAs that underwrite insurance policies on our behalf through contractual programs. Three of our unaffiliated MGA programs collectively accounted for $128.9 million of our gross written premiums in 2004. TGA, our largest unaffiliated MGA, accounted for 77% of total gross written premiums for our Program Management segment in 2004. These contractual programs are renewed annually, unless either party elects to end the relationship. Various factors could influence either party’s election to end or continue the relationship, such as industry trends and financial market conditions. We cannot assure you that we will be able to renew the terms of our program with TGA at the end of the current or any future year. The loss of our business relationship with TGA would materially and adversely affect our financial condition and results of operations.

Personnel

Our success depends in substantial part upon our personnel who have knowledge and experience in our target markets and lines of business.

In order to execute our business strategy successfully, we must attract and retain qualified executive officers, experienced underwriting and claims personnel and other skilled employees who are knowledgeable about our business. We rely substantially upon the services of our executive management team and the skilled underwriting, actuarial and claims management teams they supervise. We are not aware of any planned departures or retirements. However, if we were to lose the services of members of our management team, our business could be adversely affected. We have employment agreements with Parker W. Rush, our President and Chief Executive Officer, Martin B. Cummings, our Chief Financial Officer, and Robert S. Howey, our Chief Marketing Officer. We do not currently maintain key man life insurance policies for any of our employees or employment agreements with any of our other employees.

Our future growth will require us to hire additional underwriting talent as we expand our product offerings. Our underwriters manage and review all aspects of our commercial and personal insurance lines and personally underwrite all of our commercial policies, all of our personal policies that do not satisfy our established underwriting guidelines and a random sampling of those personal policies that otherwise do satisfy our established underwriting guidelines. As the underwriting function in many larger carriers becomes increasingly automated, there are fewer skilled underwriters of the type we require. As a result, we may have difficulty finding talented replacements for members of our current underwriting team or additional underwriters that will enable our business to grow. If we are unable to find talented underwriters to meet the growing demand for our products, our business could be adversely affected.

Ratings

A decline in our “A- (Excellent)” financial strength rating by A.M. Best could cause our sales and earnings to decrease.

Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. A.M. Best maintains a letter scale rating system ranging from “A++ (Superior)” to “F (In Liquidation)” to rate the financial strength of insurance enterprises. Republic Underwriting has been rated “A- (Excellent)” by A.M. Best, which is the fourth highest of fifteen rating levels.

Our financial strength rating is subject to periodic review by, and may be revised downward or revoked at the sole discretion of, A.M. Best. A decline in our rating or an announced negative outlook on the rating can cause concern about our viability among our agents, brokers and policyholders, resulting in a movement of business away from us to more highly-rated carriers. In addition, the errors and omissions insurance coverage of many of our independent agents does not provide coverage if the covered agents sell policies from insurers with an A.M. Best financial strength rating of “B+ (Very Good)” or below. As a result, the loss of our A.M. Best financial strength rating, or its reduction to “B+ (Very Good)” or worse, will adversely impact our ability to retain or expand our policyholder base.

The objective of the A.M. Best rating system is to provide an opinion of an insurer’s financial strength and ability to meet ongoing obligations to its policyholders. Our ratings reflect A.M. Best’s opinion of our financial strength and are not evaluations directed to investors in our common stock nor recommendations to buy, sell or hold our common stock.

Changing Business Environment

The failure of any of the loss limitation methods we employ could have a material adverse effect on our financial condition and results of operations.

At the present time, we employ a variety of endorsements to our policies that limit our exposure to known risks, such as exclusions for mold losses, cosmetic (non-structural) damage to dwelling roofs and foundation losses due to water damage. In addition, our policies contain conditions requiring the prompt reporting of claims to us and our right to decline coverage due to late claim reporting. Our policies also include limitations restricting the period in which a policyholder may bring a breach of contract or other claim against us, which in many cases is shorter than the applicable statutory limitations for such claims. While these exclusions and limitations reduce our loss exposure and help eliminate known exposures to some risks, it is possible that a court or regulatory authority could nullify or void an exclusion or legislation could be enacted modifying or barring the use of endorsements and limitations in a way that would adversely affect our loss experience, which could have a material adverse effect on our financial condition and results of operations.

The effects of emerging claim and coverage issues on our business are uncertain.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect our business by either extending coverage beyond our underwriting intent or by increasing the number or size of claims. In some instances, these changes may not become apparent until long after we have issued insurance policies that are affected by the changes. As a result, the full extent of liability under our insurance policies may not be known for many years after a contract is issued.

Because our main source of premiums is in Texas, unfavorable changes in the economic or regulatory environment in that state may have a material adverse effect on our financial condition and results of operations.

Texas accounted for 87.7% of our gross written premiums in 2004. The loss of a significant amount of our premiums written in Texas, whether due to an economic downturn, competitive changes, regulatory developments or other reasons, could have a material adverse effect on our financial condition and results of operations.

Competition

If we are unsuccessful in competing against larger or more well-established rivals, our financial condition and results of operations could be adversely affected.

The insurance industry is highly competitive and has historically been characterized by periods of significant pricing competition alternating with periods of greater pricing discipline, during which periods competition focuses on other factors. In the current market environment, where premium rates have remained favorable, competition in our business is based primarily on the following:

•	products offered;

•	service;

•	experience;

•	the strength of our agent and policyholder relationships;

•	reputation;

•	speed and accuracy of claims payment;

•	perceived financial strength;

•	ratings;

•	scope of business;

•	commissions paid; and

•	policy and contract terms and conditions.

We compete with major insurers, including large national companies, such as St. Paul Travelers Companies, Inc. and The Hartford Financial Services Group, Inc., and regional competitors, such as United America Indemnity, Ltd. and Clarendon Insurance Group. Many of these companies have greater financial, marketing and management resources than we do. Many of these competitors also have better ratings and market recognition than we do. We seek to distinguish ourselves from our competitors by providing a broad product line and targeting those market segments that provide the best opportunity to earn an underwriting profit.

We also face competition from entities that self-insure, primarily in the commercial insurance market. From time to time, established and potential customers may examine the benefits and risks of self-insurance and other alternatives to traditional insurance. See “Business — Competition.”

In addition, a number of new, proposed or potential industry developments could also increase competition in our industries. These developments include:

•	an increase in capital raising by companies in our line of business, which could result in stronger competitors, new entrants to our markets and an excess of capital in the industry, all of which may make it harder to generate sufficient business at profitable rates; and

•	change in practices and other effects caused by the internet (including direct marketing campaigns by our competitors in established and new geographic markets), which have led to greater competition in the insurance business and increased expectations for customer service.

New competition could reduce the demand for our insurance products, which could have a material adverse effect on our financial condition and results of operations.

Investments

Our investment performance may suffer as a result of adverse capital market developments or other factors, which may affect our financial results and ability to conduct business.

We invest the premiums we receive from policyholders until they are needed to pay policyholder claims or other expenses. At March 31, 2005 and December 31, 2004, our invested assets consisted of $286.0 million and $278.0 million in fixed maturity securities and $29.9 million and $36.5 million in short-term investments, respectively. For the year ended December 31, 2004, we had $8.2 million of net investment income representing 3.3% of our total revenues and 26.6% of our pre-tax income. For the three months ended March 31, 2005, we had $2.3 million of net investment income representing 3.7% of our total revenues and 22.4% of our pre-tax income. An outside asset management company under the direction of our management team manages our investments in accordance with detailed investment guidelines we set. Although our investment policies stress diversification of risks, conservation of principal and liquidity, our investments are subject to a variety of investment risks, including those relating to general economic conditions, market volatility, interest rate fluctuations, liquidity risk and credit and default risk. In particular, the volatility of our claims may force us to liquidate securities, which may cause us to incur capital losses. If our investment portfolio is not appropriately matched with our insurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover these liabilities. Investment losses could significantly decrease our asset base and statutory surplus, thereby adversely affecting our ability to conduct business and potentially our A.M. Best financial strength rating.

Our investment in Seguros Atlas, S.A. represents a significant concentration of investment assets and also subjects us to exchange rate fluctuations that could impact our profitability.

Our investment in Seguros Atlas is accounted for under the equity method. The recorded value of $31.6 million and $31.0 million at March 31, 2005 and December 31, 2004, respectively, represented 9.1% and 8.9% of our total invested assets and 20.6% and 18.3% of our total shareholders’ equity, respectively. Seguros Atlas is a mid-sized Mexican life, health, property and casualty insurer in whose day-to-day operations we have minimal involvement. The value of Seguros Atlas is affected by many factors unrelated to us, such as the economic and geopolitical climate in Mexico and the Mexican peso to U.S. dollar exchange rate. Seguros Atlas is not listed on a public securities exchange, so our investment is illiquid. A significant decline in the value of the asset could have a material adverse effect on our financial condition and results of operations.

Our 29.8% interest in the financial condition and results of operations of Seguros Atlas, which are reported in Mexican pesos, is converted into U.S. dollars and is reported in our consolidated income statement and balance sheet. As a result, our net assets and results of operations are exposed to fluctuations in the peso to dollar exchange rate. During times of a relatively strong U.S. dollar, that portion of our earnings and assets derived from our ownership interest in Seguros Atlas will be reduced because the Mexican peso will translate into fewer U.S. dollars. These effects may have a material and adverse effect on the financial condition or results of operations of our domestic operations.

Our investment results may be adversely affected by interest rate changes.

Our operating results are affected, in part, by the performance of our investment portfolio. Our investment portfolio contains instruments, such as bonds, that may be adversely affected by increases in interest rates.

Because bond prices decrease as interest rates rise, a significant increase in interest rates could have a material adverse effect on our financial condition and results of operations. On the other hand, decreases in interest rates could have an adverse effect on our investment income and results of operations. For example, if interest rates decline, investment of new premiums received and funds reinvested will earn less. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control.

As of December 31, 2004, mortgage-backed and asset-backed securities constituted 28.8% of our cash and invested assets. As with other fixed-income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose us to prepayment risks on these investments. When interest rates fall, mortgage-backed securities are prepaid more quickly and the holder must reinvest the proceeds at lower interest rates. Our mortgage-backed securities currently consist of securities with features that reduce the risk of prepayment, but we cannot assure you that we will invest in other mortgage-backed securities that contain this protection. In periods of increasing interest rates, mortgage-backed securities are prepaid more slowly, which may require us to receive interest payments that are below the interest rates then prevailing for longer than expected.

Capital

We may require additional capital in the future, which may not be available or only available on unfavorable terms.

Our future capital requirements will depend on many factors, including our ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. In addition, a default under our senior secured credit facility entered into in February 2005 could result in our being required to repay the $20.0 million of outstanding principal prior to maturity. We may default under that facility if, among other things, we become subject to a judgment in excess of $2.5 million, we experience a change in control (as defined in the credit facility), or we discover certain material weaknesses or fraud with respect to our internal controls. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.” If we have to raise additional capital, equity or debt financing may not be available at all or may be available only on terms that are not favorable to us. Equity financings could dilute our stockholders and contain rights, preferences and privileges that are senior to those of the shares offered hereby. If we cannot obtain adequate capital on favorable terms or at all, our business, financial condition and results of operations could be materially adversely affected.

Regulation

The regulatory system under which we operate, and potential changes to that system, could have a material adverse effect on our business.

We are subject to comprehensive regulation and supervision in those states in which we write insurance policies and in which our operating subsidiaries and affiliates are domiciled. Though we currently write most of our policies in Texas, Louisiana, Oklahoma and New Mexico, we are licensed in over 35 states and have insurance company subsidiaries and affiliates domiciled in Texas, Oklahoma and Arizona. Laws and regulations pertaining to us are generally administered by state insurance departments and relate to, among other things:

•	standards of solvency, including risk based capital measurements;

•	restrictions on the nature, quality and concentration of investments;

•	required methods of accounting;

•	rate and form regulation pertaining to certain of our insurance businesses; and

•	potential assessments for the provision of funds necessary for the settlement of covered claims under certain policies provided by impaired, insolvent or failed insurance companies.

Significant changes in these laws and regulations could make it more expensive to conduct our business. These state insurance departments also conduct periodic examinations of insurance companies and require the filing of annual and other reports relating to financial condition, holding company issues and other matters. These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

We may not be able to obtain or maintain necessary licenses, permits, authorizations or accreditations in these states or in new states we intend to enter, or may be able to do so only at significant cost. In addition, we may not be able to comply fully with, or obtain appropriate exemptions from, the wide variety of laws and regulations applicable to insurance companies and insurance holding companies, which could result in restrictions on our operating flexibility and could subject us to fines and other sanctions that may have a material adverse effect on our business. In addition, changes in the laws or regulations to which our operating subsidiaries and affiliates are subject could adversely affect our ability to operate and expand our business and could have a material adverse effect on our financial condition and results of operations. Regulatory changes that may adversely affect our fronting business are discussed below.

In recent years, the U.S. insurance regulatory framework has come under increased federal scrutiny, and some state legislators have considered or enacted laws that may alter or increase state regulation of insurance and reinsurance companies and holding companies. Moreover, the National Association of Insurance Commissioners, or NAIC, which is an association of the insurance commissioners of all 50 states and the District of Columbia, and state insurance regulators regularly re-examine existing laws and regulations, often focusing on modifications to holding company regulations, interpretations of existing laws and the development of new laws. Changes in these laws and regulations or their interpretation could have a material adverse effect on our financial condition and results of operations.

The activities of our MGAs are subject to licensing requirements and regulation under the laws of the states in which they operate. Our MGAs’ businesses depend on the validity of, and continued good standing under, the licenses and approvals pursuant to which they operate, as well as compliance with pertinent laws and regulations.

Company licensing laws and regulations vary from jurisdiction to jurisdiction. In all jurisdictions, the applicable company licensing laws and regulations are subject to amendment or interpretation by regulatory authorities. Generally these authorities are vested with relatively broad discretion to grant, renew and revoke licenses and approvals for various reasons, including the violation of law and conviction of crimes. Other sanctions may include the suspension of individual employees, limitations on engaging in a particular business for specified periods of time, revocation of licenses, censures, redress to clients and fines. Although we endeavor to follow practices based on our best interpretations of laws and regulations, or those generally followed by the industry, these practices may prove to be different from those that the regulatory authorities require.

If the states in which we write insurance drastically increase the assessments we are required to pay, our financial condition and results of operations will suffer.

We are subject to a variety of taxes, fines, levies, license fees, tariffs and other assessments that may, from time to time, be material. These assessments are made by the states in which our operating subsidiaries and affiliates are domiciled. We are also subject to assessments in the states in which we write insurance for various purposes, including the provision of funds necessary to fund the operations of various insurance guaranty associations, which pay covered claims under certain policies issued by impaired, insolvent or failed insurance companies. These assessments are generally set based on an insurer’s percentage of the total premiums written in the relevant state within a particular line of business. From 1999 to 2004, our assessments in any year did not exceed $1.3 million. There were no assessments for the three months ended March 31, 2005. For the year ended December 31, 2004, our assessments were $0.3 million. As we grow, our share of any assessments may increase. However, we cannot predict with certainty the amount of future assessments because they depend on factors outside our control, such as the insolvencies of other insurance companies and the market shares of other insurance companies writing in that particular state. Generally in most states, we can take a credit against our premium taxes for these assessments over a stipulated number of years.

We may be subject to high retaliatory taxes in several states as a result of our multistate operations, which could have a material adverse impact on our financial condition and results of operations.

Nearly all states impose a retaliatory tax on insurers operating in their state that are domiciled in another state. Retaliatory taxes are based on the principle that if the aggregate taxes, fees and obligations imposed by an insurer’s domiciliary state are greater than the aggregate taxes, fees and obligations imposed by the taxing state, then the difference is payable to the taxing state as a retaliatory tax. For example, the State of Texas imposes various premium-based taxes that, in the aggregate, total approximately 2.0% of gross written premiums in Texas. The State of Illinois imposes various premium-based taxes that, in the aggregate, total approximately 0.5% of gross written premiums in Illinois. The Illinois retaliatory tax provisions would require a Texas-domiciled insurer operating in Illinois to pay the 0.5% aggregate Illinois taxes plus a 1.5% incremental amount representing the difference between the Texas effective rate and the Illinois effective rate. Thus, a Texas-domiciled insurer would pay a 2.0% effective tax in Illinois while an Illinois-domiciled insurer would only pay a 0.5% effective tax. Insurance companies with multistate operations, like ours, may find themselves subject to high retaliatory taxes in several states, which could have a material adverse impact on our financial condition and results of operations.

We conduct most of our fronting business through our affiliated county mutual insurance company. If Texas changes its regulation of county mutual insurance companies, our financial condition and results of operations may suffer.

Part of our business depends on the competitive advantage we enjoy in Texas through Southern County Mutual Insurance Company, our affiliated county mutual insurance company, which provides much of our fronting services to national and regional carriers seeking access to the Texas insurance market. Texas county mutual insurance companies have advantages over other types of insurance companies writing personal and commercial auto policies in the state because, among other benefits, county mutual insurers in Texas have greater rate flexibility.

In 1955, the Texas Legislature prohibited the formation of new county mutual insurance companies. There are presently only 23 in existence and, to our knowledge, only five currently provide fronting services. From time to time, the Texas Legislature has adopted modifications to the state regulations applicable to county mutual insurance companies, including modifications that limit some of the rate flexibility they enjoy. We can provide no assurance that the Texas Legislature will not take action that will significantly limit or eliminate the competitive advantage we currently enjoy through our affiliated county mutual insurance company.

Our ability to meet ongoing cash requirements and pay dividends may be limited by our holding company structure and regulatory constraints.

Republic Companies Group, Inc. operates as a holding company and does not expect to have any significant operations or assets other than its direct and indirect ownership of the equity in its subsidiaries. Dividends and other permitted payments from our operating subsidiaries are expected to be our primary source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends, if any, to our stockholders. Our operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. See “Business — Regulation.”

Current legal and regulatory activities relating to the insurance industry, including investigations into contingent commission arrangements, could affect our business, financial condition and results of operations.

Recently, the insurance industry has experienced substantial share price volatility as a result of current litigation, investigations and regulatory activity by various insurance, governmental and enforcement authorities concerning certain practices within the insurance industry. These practices include the payment of contingent commissions by insurance companies to insurance brokers and agents and the extent to which such compensation has been disclosed and the solicitation and provision of fictitious or inflated quotes for insurance coverages. We paid less than 2% of our 2004 gross written premiums in our Independent Agents — Personal Lines and Independent Agents — Commercial Lines segments to our independent agents pursuant to contingent commission contracts.

While we believe that our contingent commissions are legally permissible and customary in the industry, at this time, we are unable to predict the potential effects, if any, that these investigations may have upon these arrangements in particular or upon the insurance markets and industry business practices in general or what, if any, changes may be made to laws and regulations regarding the industry and financial reporting. Any of the foregoing could materially and adversely affect our business, financial condition and results of operations.

We are subject to periodic financial and market conduct examinations by state insurance departments. If these examinations identify significant findings or recommend changes to our operations, our financial condition and results of operations could be affected.

The insurance departments in every state in which our insurance companies do business may conduct on-site visits and examinations of our insurance companies at any time and generally for any purpose, including review of our insurance companies’ financial condition, market conduct, and relationships and transactions with affiliates. In addition, the Texas, Oklahoma and Arizona insurance departments will conduct comprehensive examinations of our insurance companies domiciled in those states every three to five years.

While there were no adverse findings or recommended changes to our operations identified in the recently completed financial examinations conducted by the Arizona and Oklahoma Departments of Insurance of our subsidiaries domiciled in those states, there can be no assurance that there will not be adverse findings or recommended changes identified by these or other state insurance departments in the future. The Texas Department of Insurance recently initiated its financial and market conduct examinations of our Texas-domiciled insurance companies for the period covering January 1, 2000 through December 31, 2004. Any adverse findings or recommended changes resulting from the Texas Department of Insurance’s examinations, or from any future examinations, could have a material adverse effect on our financial condition and results of operations.

Information Technology

We rely on our information technology and telecommunications systems, and the failure or disruption of these systems could disrupt our operations and adversely affect our results of operations.

Our business is highly dependent upon the successful and uninterrupted functioning of our information technology and telecommunications systems. We rely on these systems to process new and renewal business, provide customer service, make claims payments and facilitate collections and cancellations, as well as to perform actuarial and other analytical functions necessary for pricing and product development. Our systems could fail of their own accord or might be disrupted by factors such as natural disasters, power disruptions or surges, computer hackers or terrorist attacks. Failure or disruption of these systems for any reason could disrupt our operations and adversely affect our results of operations.

Failures in our electronic underwriting system could adversely affect our financial condition and results of operations.

We have developed an automated underwriting system for our personal lines policies called RepubLink that we make available to our independent agents. RepubLink is an integral part of our success, and the growth of our personal lines business is highly dependent upon it. Problems or errors of which we are not currently aware may have occurred in connection with the installation, upgrading or maintenance of this system or may result from a major physical disaster or other calamity that causes damage to our systems generally. A loss of RepubLink for a sustained period of time could have an adverse impact on our financial condition and results of operations.

Acquisitions

Acquisitions could result in operating difficulties, dilution and other harmful consequences.

From time to time, we may engage in discussions regarding potential acquisitions, including potential acquisitions that could be material to our financial condition and results of operations. We may acquire whole businesses or books of business that fit our underwriting competencies from insurance companies, MGAs and other agents. The process of integrating an acquired company or book of business may create unforeseen operating difficulties and expenditures. In particular:

•	We have achieved our prior success by applying a disciplined approach to underwriting and pricing in select markets that are not well served by our competitors. We may not be able to successfully implement our underwriting, claims management, pricing and product strategies in companies or books of business we acquire.

•	We have limited acquisition experience and may not be able to combine efficiently an acquired company or book of business with our present financial, operational and management information systems.

•	We could be required to implement or remediate controls, procedures and policies for an acquired privately-held company that prior to acquisition may not have been required.

•	An acquisition could present cultural challenges associated with integrating employees from the acquired company into our organization, which could result in a loss of employees from the businesses we acquire and other adverse consequences.

•	Our management may have to divert its time and energy from operating our business to integration challenges.

•	An acquisition could dilute our book value per share or return on average equity.

The anticipated benefits of any acquisition may not materialize. Future acquisitions could result in potentially dilutive issuances of our equity securities, the incurrence of debt or our assumption of inadequate reserves or claims management structures, any of which could harm our financial condition. Future acquisitions may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all.

Change of Control

Applicable insurance laws may make it difficult to effect a change of control of our company.

Our operating insurance subsidiaries are domiciled in Texas, Oklahoma and Arizona. Before a person can acquire control of an insurance company domiciled in any of these states, prior written approval must be obtained from the domiciliary state insurance department. Acquisition of control would be presumed on the acquisition of 10% or more of our outstanding voting stock, unless these regulators determine otherwise. Prior to granting approval of an application to acquire control of a domestic insurer, each domiciliary state insurance department will consider factors such as:

•	the financial strength of the acquirer;

•	the integrity and management experience of the acquirer’s board of directors and executive officers;

•	the acquirer’s plans for the management of the insurer;

•	the acquirer’s plans to declare dividends, sell assets or incur debt;

•	the acquirer’s plans for the future operations of the domestic insurer; and

•	any anti-competitive results that may arise from the consummation of the acquisition of control.

These laws may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions that some or all of our stockholders might consider desirable.

Anti-takeover provisions in our certificate of incorporation and bylaws and under Delaware law could impede an attempt to replace or remove our directors or otherwise effect a change of control of our company, which could diminish the value of our common stock.

Our certificate of incorporation and bylaws contain provisions that may make it more difficult for stockholders to replace directors. In addition, these provisions could delay or prevent a change of control that a stockholder might consider favorable, and may adversely affect the prevailing market price of our common stock if they are viewed as discouraging takeover attempts in the future. In addition, Section 203 of the Delaware General Corporation Law may limit the ability of an “interested stockholder” to engage in business combinations with us. An interested stockholder is defined to include persons owning 15% or more of any class of our outstanding voting stock.

Our certificate of incorporation and bylaws contain the following provisions that could have an anti-takeover effect:

•	stockholders may not act by written consent;

•	stockholders cannot call stockholder meetings and have limited ability to bring business before a meeting of stockholders;

•	stockholders have limited ability to amend our certificate of incorporation or bylaws;

•	our board of directors may authorize the issuance of preferred stock with such rights, powers and privileges as the board deems appropriate; and

•	our directors may be removed only for “cause.”

These provisions may make it difficult for stockholders to replace management or our directors and could have the effect of discouraging a future takeover attempt that is not approved by our board of directors but that individual stockholders might consider favorable.

Risks Related to Our Common Stock and this Offering

There is no prior public market for our common stock and we cannot assure you that an active trading market or a specific share price will be established.

Currently, there is no public trading market for our common stock, and it is possible that an active trading market will not develop upon completion of this offering or that the market price of our common stock will decline below the initial public offering price. We expect to list our common stock on the Nasdaq National Market under the symbol “RUTX.” The initial public offering price per share will be determined by agreement among us and the underwriters and may not be indicative of the market price of our common stock after our initial public offering.

The price of our common stock may decrease after this offering.

The trading price of shares of our common stock may be below the initial public offering price and you may not be able to sell your shares at or above the price you pay to purchase them for many reasons, some of which are beyond our control, including:

•	quarterly variations in our results of operations, including variations resulting from seasonality of catastrophes;

•	changes in expectations as to our future results of operations, including financial estimates by securities analysts and investors;

•	announcements by third parties of claims against us;

•	changes in laws and regulations;

•	results of operations that vary from those expected by securities analysts and investors;

•	changes in the market value of similar companies;

•	investor perception of our industry and our prospects;

•	changes in general conditions in the U.S. economy, financial markets or the insurance industry; and

•	future sales of shares of our common stock.

Failure to manage effectively the costs and administrative burdens of being a public company would adversely affect our business and results of operations.

Upon completion of this offering, we will be responsible for complying with the various regulatory requirements imposed on public companies by Congress, the Securities and Exchange Commission (the “SEC”) and others. We will incur significant costs and administrative burdens as a result of being a public company, particularly in light of recently adopted and proposed changes in federal statutes, SEC regulations and stock market listing requirements, including the Sarbanes-Oxley Act of 2002. Our business and results of operations would be adversely affected if we were unable to manage effectively these increased costs and administrative burdens.

While all public companies must incur the additional costs and effort to comply with the provisions of Section 404 of the Sarbanes-Oxley Act regarding internal controls over financial reporting, insurance companies may incur additional cost and effort of compliance due to the model audit rules being developed by the NAIC. These rules may apply certain Sarbanes-Oxley Act reporting provisions to each insurance company within a holding company rather than at a consolidated level. While we intend to diligently and thoroughly document, review, test and remediate internal controls over financial reporting in order to ensure compliance with the Sarbanes-Oxley Act and, should they be adopted, the NAIC rules, independent auditors or insurance regulators may interpret the laws and rules differently than we do. These issues may be more complex for us since we receive financial information from our unaffiliated MGAs and fronting programs which have their own accounting and information systems. We could face challenges complying with these laws and rules, or disagreements with independent auditors or insurance regulators, that could potentially be determined to constitute a material weakness and lead to an adverse report regarding internal controls over financial reporting. This could result in an unfavorable reaction in the financial marketplace due to the loss of investor confidence in the reliability of our financial statements, which could negatively impact the price of our common shares.

Future sales of shares of our common stock may affect their market price and the future exercise of options may depress our stock price and result in immediate and substantial dilution.

We cannot predict what effect, if any, future sales of shares of our common stock, or the availability of shares for future sale, will have on the market price of our common stock. Upon completion of this offering, our existing stockholders will beneficially own 7,107,065 shares of our common stock, which will be 54.2% of our outstanding common stock. We and our officers, directors and existing stockholders are subject to the lock-up agreements described in “Underwriting” for a period of 180 days after the date of this prospectus which period may be extended under specified circumstances. After the expiration of the lock-up period, all of these common shares will be eligible for sale in the public market pursuant to Rule 144 under the Securities Act of 1933. See “Shares Eligible for Future Sale.” In addition, certain of our existing investors and members of management will be subject to the lock-up agreement described in “Certain Relationships and Related Transactions — Registration Rights Agreement” for up to two years following the closing date of this offering. Approximately 6,912,412 shares are subject to this lock-up agreement. Sales of substantial amounts of our common stock in the public market following our initial public offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your shares at a time and price that you deem appropriate.

Public investors will suffer immediate and substantial dilution as a result of this offering.

The initial public offering price per share is significantly higher than our pro forma net tangible book value per share after this offering, which means that you will pay a price per share that is substantially higher than the value attributable to our common shares after subtracting from our total tangible assets our total liabilities and after the application of the net proceeds of this offering. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment.

Based upon the issuance and sale of 6,000,000 shares of our common stock at an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), you will incur immediate dilution of approximately $4.11 in the net tangible book value per share if you purchase common stock in this offering. Investors purchasing shares in this offering will contribute approximately 74.3% of the total consideration paid for all shares of our common stock outstanding after the offering, while owning only approximately 45.8% of our then-outstanding shares. See “Dilution.”

A few large stockholders may be able to influence stockholder decisions, which may conflict with your interests as a stockholder.

Immediately upon completion of this offering, Greenhill Capital Partners, L.P. and affiliates will beneficially own 18.9% of our common stock, and Brazos Equity Fund 2000, L.P. and affiliates will beneficially own 6.3% of our common stock. As a result of their ownership position, these stockholders will have the ability to significantly influence matters requiring stockholder approval, including:

•	the election of directors;

•	mergers, consolidations or acquisitions;

•	the sale of all or substantially all of our assets;

•	the amendment of our charter; and

•	our dissolution.

Immediately upon completion of this offering, Banc of America Capital Investors SBIC, L.P. and affiliates (“BACI”) will beneficially own 16.8% of our common stock. BACI has informed us that, at the closing of this offering, (1) BACI will enter into a voting trust agreement with an independent, unaffiliated trust company pursuant to which BACI will deposit all of its shares of common stock above 9% of the common shares outstanding into a voting trust, (2) generally, the voting trustee will vote such shares in proportion to, or with the majority of, the non-BACI votes cast or abstained from voting and (3) under the voting trust agreement, BACI will have the power to dispose or to direct the disposition of the BACI shares and will have the right to receive all dividends paid on its shares.

These concentrations of ownership may delay, deter or prevent acts that would result in a change of control favored by our other stockholders. As a result, the market price of our common stock could decline or stockholders might not receive a change of control premium over the then-current market price of our common stock. The interests of these large stockholders may conflict with the interests of our other stockholders.

USE OF PROCEEDS

We estimate that our net proceeds from this offering, based on the sale of 6,000,000 shares of our common stock at an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions and our estimated offering expenses, will be approximately $87.6 million. We estimate that our net proceeds from this offering will be $101.0 million if the underwriters exercise their over-allotment option in full.

We plan to use approximately $85.5 million of the net proceeds of this offering to redeem a portion of the outstanding shares of our Series A preferred stock, including all accrued and unpaid dividends on those shares. These shares pay dividends at an annual rate of 12%, compounded quarterly. We plan to use the remaining balance of the proceeds from this offering for general corporate purposes, which may include (1) market penetration initiatives, (2) product offering enhancements, (3) the expansion of our distribution relationships, and/or (4) opportunistic acquisitions.

DIVIDEND POLICY

Our Board of Directors authorized the payment of a quarterly dividend beginning September 30, 2005, of $0.12 per common share. Going forward, any determination to pay dividends will be at the discretion of our Board of Directors and will depend upon our results of operations and cash flows, our financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors our board of directors deems relevant.

Republic Companies Group, Inc. operates as a holding company, has no direct operations and has no assets other than its direct and indirect ownership of its subsidiaries. Our ability to pay dividends depends, in large part, on the ability of our subsidiaries and controlled affiliates to pay dividends and make other distributions to us. These companies are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. For a discussion of the regulatory restrictions that limit the ability of our insurance subsidiaries and controlled affiliates to pay dividends to us, see “Business — Regulation.”

There is no requirement that we must, and we cannot assure you that we will, declare and pay any dividends in the future. Our Board of Directors may determine to retain such capital for general corporate or other purposes. For a discussion of our cash resources and needs, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Pursuant to the terms of the senior secured credit facility of our direct subsidiary, Republic Companies, Inc. (which is the immediate parent company of all of our operating companies), we cannot declare or pay dividends unless, both prior to and after giving effect to the dividend, we and our subsidiaries are in compliance with all of the financial covenants under the credit facility and we provide advance written notice to the lenders. For a description of this facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2005:

•	on an actual basis; and

•	on an as adjusted basis to give effect to:

(1)	the payment of all accrued and unpaid dividends on our Series A preferred stock through an assumed closing date for this offering of August 5, 2005;

(2)	the redemption of 78,462 shares of our Series A preferred stock with the proceeds of this offering;

(3)	the consummation of a 5.5:1 stock split of all of our Class A and Class B common stock which we effected on July 18, 2005;

(4)	the conversion of all of our Class A and Class B common stock into shares of common stock upon the completion of this offering;

(5)	the conversion of our remaining shares of Series A preferred stock into 1,810,667 shares of common stock (using the midpoint of the price range set forth on the cover page of this prospectus to calculate the conversion ratio); and

(6)	the sale of 6,000,000 shares of our common stock in this offering at an assumed initial public offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus) and after deducting estimated underwriting discounts and our estimated offering expenses and assuming the underwriters do not exercise their over-allotment option.

In addition, the as adjusted “Additional paid-in capital” reflects incremental accretion on our Series A preferred stock of $4.7 million for the period from March 31, 2005 through an assumed closing date for this offering of August 5, 2005. The as adjusted “Retained earnings” reflects a corresponding reduction of $4.7 million related to this incremental accretion.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2005
	Actual	As Adjusted
	($ in thousands, except share data)
Debt	$51,288	$51,288

Shareholders’ equity:
Common stock, $0.01 par value per share: no shares authorized, actual, and 200,000,000 shares authorized and 13,107,065 shares issued and outstanding, as adjusted	$—	$131
Class A common stock, $0.0018 par value per share: 9,625,000 shares authorized and 3,580,286 shares issued and 3,513,268 shares outstanding, actual, and no shares authorized, issued or outstanding, as adjusted	7	—
Class B common stock, $0.0018 par value per share: 2,200,000 shares authorized and 1,796,883 shares issued and 1,794,133 shares outstanding, actual, and no shares authorized, issued or outstanding, as adjusted	3	—
Series A redeemable preferred stock, $0.01 par value per share, $1,000 per share liquidation value: 605,000 shares authorized, 107,825 shares issued and 107,433 shares outstanding, including accrued dividends of $2,303, actual, and preferred stock, $0.01 par value per share: 10,000,000 shares authorized and no shares issued or outstanding, as adjusted	109,736	—
Additional paid-in capital	4,287	120,758
Accumulated other comprehensive income (loss), net of taxes	(4,163)	(4,163)
Retained earnings	46,827	42,142
Unearned compensation from restricted stock awards	(2,981)	(2,981)
Treasury stock (at cost) (16,412 shares of Class A common stock in 2005, actual and as adjusted)	—	—

Total shareholders’ equity	$153,716	$155,887

Total capitalization	$205,004	$207,175

This table does not reflect:

•	59,472 shares of common stock that may be issued upon exercise of options outstanding at the time of this offering at a weighted average exercise price of $10.00 per share;

•	42,625 shares that may be issued upon the exercise of options to be granted at the time of the closing of this offering at an exercise price equal to the initial public offering price;

•	11,000 Class B common shares forfeited in April 2005, except with respect to the number of common shares issued and outstanding, as adjusted; and

•	the impact of the exclusion of fractional shares, except with respect to the number of common shares issued and outstanding, as adjusted.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering.

Our net tangible common book value as of March 31, 2005 was approximately $44.0 million, or $8.30 per share of Class A and Class B common stock. Net tangible common book value per share represents total tangible assets less total liabilities and total redemption value, including dividends, of our Series A preferred stock, divided by the number of shares of common stock outstanding. After giving effect to the issuance and sale of 6,000,000 shares of our common stock in this offering, after deducting estimated underwriting discounts and estimated offering expenses that we will pay, and after the application of the net proceeds from this offering, including the conversion of the remaining shares of our Series A preferred stock into 1,810,667 shares of common stock (using the midpoint of the price range set forth on the cover page of this prospectus to calculate the conversion ratio), our pro forma net tangible book value as of March 31, 2005 would have been approximately $155.9 million, or $11.89 per share of common stock. This represents an immediate increase in net tangible book value of $3.59 per share to existing stockholders and an immediate dilution of $4.11 per share to new investors purchasing shares of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share	$16.00

Net tangible common book value per share as of March 31, 2005	$8.30
Increase per share attributable to this offering	$3.59
Pro forma net tangible book value per share after this offering	$11.89

Dilution per share to new investors (1)	$4.11

(1)	If the underwriters’ over-allotment option is exercised in full, dilution per share to new investors will be $3.91.

The following table sets forth, as of March 31, 2005, the number of shares of our common stock issued, the total consideration paid and the average price per share paid by (1) all of our existing stockholders and (2) our new investors, after giving effect to:

•	the issuance of 6,000,000 shares of common stock in this offering at an assumed initial public offering price (before deducting estimated underwriting discounts and our estimated offering expenses) of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	the payment of all accrued and unpaid dividends on our Series A preferred stock through an assumed closing date for this offering of August 5, 2005;

•	the redemption of 78,462 shares of our Series A preferred stock with the proceeds of this offering;

•	the conversion of the remaining 28,971 shares of our Series A preferred stock into 1,810,667 shares of common stock (using the midpoint of the price range set forth on the cover page of this prospectus to calculate the conversion ratio);

•	the conversion of all of our Class A and Class B common stock into shares of common stock upon the completion of this offering; and,

•	a 5.5:1 stock split of our common shares which we effected on July 18, 2005.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	7,107,065	54.2%	$33,267,557	25.7%	$4.68
Investors in public offering	6,000,000	45.8%	96,000,000	74.3%	16.00

Total	13,107,065	100.0%	$129,267,557	100.0%	$9.86

These descriptions do not give effect to:

•	59,472 shares of common stock that may be issued upon exercise of options outstanding at the time of this offering at a weighted average exercise price of $10.00 per share price;

•	42,625 shares that may be issued upon the exercise of options to be granted at the time of the closing of this offering at an exercise price equal to the initial public offering price;

•	11,000 Class B common shares forfeited in April 2005, except with respect to the number of common shares issued and outstanding; and

•	the impact of the exclusion of fractional shares, except with respect to the number of common shares issued and outstanding.

To the extent that options are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED AND COMBINED FINANCIAL INFORMATION

You should read the selected consolidated and combined financial information set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes thereto included elsewhere in this prospectus. The following tables set forth our summary historical consolidated financial information for the Company and combined financial information for the Subject Companies for the periods ended and as of the dates indicated.

Republic Companies Group, Inc. had no operations prior to the 2003 Acquisition. In the 2003 Acquisition, we acquired the operating companies, but not the holding companies, of Republic Financial Services, Inc. (“Predecessor Company”). We refer to the acquired companies as the Subject Companies. The selected statement of operations data for the year ended December 31, 2004, the period from August 29, 2003 to December 31, 2003, the period from January 1, 2003 to August 28, 2003 and for the year ended December 31, 2002, and the selected balance sheet data as of December 31, 2004 and December 31, 2003 are derived from our audited financial statements included elsewhere in this prospectus. The selected data as of March 31, 2005 and for the three months ended March 31, 2005 and 2004 are derived from our unaudited consolidated financial statements, which include all adjustments, consisting of normal recurring accruals, that management considers necessary for a fair presentation of our financial position and results of operations as of the dates or for the periods presented. The selected statement of operations data for periods prior to January 1, 2002 and the selected balance sheet data as of August 28, 2003 and December 31, 2002, 2001, 2000 and 1999 are derived from the Predecessor Company’s audited financial statements, which are not included in this prospectus, and reflect the Subject Companies on a combined basis excluding the Predecessor Company holding companies. The combined information provides investors with historical information regarding the Subject Companies.

The financial statement information for periods beginning August 29, 2003 is reported on a purchase GAAP basis of accounting. Financial statement information for periods prior to August 29, 2003 is reported on a historical GAAP basis of accounting and may not be comparable to periods after that date. These historical results are not necessarily indicative of results to be expected for any future period. For a discussion of the comparability of our income statement data with that of our Predecessor Company, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Comparability of Financial Statement Information.” All common share and earnings per share data for the Company gives effect to a 5.5:1 stock split of our common shares which we effected on July 18, 2005.

	Company				Subject Companies Combined
Selected Statement of Operations Data ($ in thousands)	Quarter Ended March 31,		Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31,
	Unaudited 2005	Unaudited 2004				2002	Unaudited 2001	Unaudited 2000	Unaudited 1999

Net insurance premiums earned	$60,033	$57,439	$233,528	$79,323	$185,981	$229,457	$179,528	$148,135	$138,390
Net investment income	2,322	1,907	8,235	1,929	3,851	5,627	8,068	9,215	13,351
Net realized gains (losses)	1	611	1,148	1,185	2,384	(10,469)	(1,829)	3,971	9,164
Other income	1,108	1,206	4,506	1,414	3,916	4,329	2,880	2,177	2,044

Total revenues	$63,464	$61,163	$247,417	$83,851	$196,132	$228,944	$188,647	$163,498	$162,949

Net losses and loss adjustment expenses incurred	$29,681	$35,694	$138,550	$46,754	$140,690	$172,171	$136,384	$99,434	$79,840
Underwriting, acquisition and operating expenses:
Commissions (1)	11,653	8,062	40,147	11,633	38,512	47,153	39,953	32,485	29,858
Other underwriting, acquisition and operating expenses (2)	11,014	8,321	35,660	12,365	27,097	35,895	27,775	27,069	25,248

Total underwriting, acquisition and operating expenses	22,667	16,383	75,807	23,998	65,609	83,048	67,728	59,554	55,106
Interest expense	735	532	2,159	399	0	0	0	0	0

Total expenses	$53,083	$52,609	$216,516	$71,151	$206,299	$255,219	$204,112	$158,988	$134,946

Income (loss) from continuing operations before income taxes	$10,381	$8,554	$30,901	$12,700	$(10,167)	$(26,275)	$(15,465)	$4,510	$28,003
Income tax expense (benefit)	3,633	2,989	12,007	4,706	(2,379)	(3,735)	454	(982)	771
Equity in earnings of unconsolidated foreign insurance company, net of income taxes (3)	703	1,141	2,982	727	1,675	3,674	—	—	—

Income (loss) from continuing operations	$7,451	$6,706	$21,876	$8,721	$(6,113)	$(18,866)	$(15,919)	$5,492	$27,232
Extraordinary gain	0	0	0	32,623	0	0	0	0	0

Net income (loss)	$7,451	$6,706	$21,876	$41,344	$(6,113)	$(18,866)	$(15,919)	$5,492	$27,232

	Company								Subject Companies Combined
	Quarter Ended March 31,				Year Ended December 31, 2004		Period August 29, 2003 to December 31, 2003		Period January 1, 2003 to August 28, 2003		Year Ended December 31,
Key Measures ($ in thousands)	Unaudited 2005		Unaudited 2004								2002		Unaudited 2001		Unaudited 2000		Unaudited 1999
Gross written premiums	$113,544		$109,201		$478,054		$138,707		$343,234		$473,529		$372,744		$301,673		$274,863
Net written premiums (4)	61,662		55,473		243,937		81,547		193,161		257,906		196,589		156,344		136,701

Net loss ratio (5)	49.4%		62.1%		59.3%		58.9%		75.6%		75.0%		76.0%		67.1%		57.7%
Net expense ratio (6)	37.8		28.5		32.5		30.3		35.3		36.2		37.7		40.2		39.8

Net combined ratio (7)	87.2%		90.6%		91.8%		89.2%		110.9%		111.2%		113.7%		107.3%		97.5%

Statutory surplus (8)	$160,968		$140,441		$154,858		$133,701		$101,388		$114,684		$115,449		$141,352		$149,486
Net underwriting leverage ratio (9)	1.5	x	1.6	x	1.6	x	2.1	x	2.1	x	2.2	x	1.7	x	1.1	x	0.9	x

Per Share Data (11)
Net income per common share:
Basic
Net income from continuing operations	$0.78		$0.68		$1.54		$0.88
Extraordinary gain	0.00		0.00		0.00		6.79

Net income	$0.78		$0.68		$1.54		$7.67

Weighted average number of common shares outstanding, basic	4,969,591		4,879,041		4,915,956		4,806,978
Diluted
Net income from continuing operations	$0.78		$0.68		$1.54		$0.88
Extraordinary gain	0.00		0.00		0.00		6.79

Net income	$0.78		$0.68		$1.54		$7.67

Weighted average number of common shares outstanding, diluted	4,976,523		4,879,041		4,923,487		4,806,978

	Company			Subject Companies Combined
Selected Balance Sheet Data ($ in thousands)	As of March 31, 2005	As of December 31, 2004	As of December 31, 2003	As of August 28, 2003	As of December 31,
					2002	Unaudited 2001	Unaudited 2000	Unaudited 1999
	(unaudited)
Investments, at fair market value (3)	$348,552	$346,496	$315,402	$261,424	$241,186	$223,254	$227,539	$229,017
Premiums receivable from agents and insureds	62,619	61,241	70,467	87,664	77,352	59,405	45,307	29,882
Balances due from reinsurance companies	174,932	165,080	157,546	174,559	145,105	97,144	83,497	65,410
Deferred policy acquisition costs	24,345	23,450	7,847	25,226	23,333	17,825	14,262	13,812
Prepaid reinsurance premiums	92,763	98,695	96,946	96,684	107,777	100,197	86,956	81,943
Net deferred tax asset	17,536	18,507	24,089	21,695	17,003	13,676	13,067	11,146
Total assets	740,144	731,617	696,815	720,817	666,548	574,794	525,566	486,243
Reserves for losses and loss adjustment expenses	279,677	267,597	265,769	266,271	223,802	155,827	130,356	115,673
Unearned premiums	209,100	213,404	201,245	222,298	226,212	190,182	159,880	146,658
Senior debt	20,097	0	0	0	0	0	0	0
Subordinated notes payable	31,191	31,192	31,193	400	1,300	3,100	0	0
Total liabilities	586,428	562,205	549,300	560,892	496,125	384,746	319,275	325,535
Redeemable preferred shares (10)	0	0	110,965	0	0	0	0	0
Total shareholders’ equity	153,716	169,412	36,550
Subject Companies’ net assets				159,925	170,423	190,048	206,291	160,708
Total liabilities and shareholders’ equity	740,144	731,617	696,815
Subject Companies’ total liabilities and net assets				720,817	666,548	574,794	525,566	486,243

(1)	Commissions includes commissions paid to independent agents and sliding scale commissions paid to MGAs, which are generally based on the profitability of the underlying book of business produced by the independent agents and MGAs and also includes the change in the deferred policy acquisition costs asset associated with commissions.

(2)	Includes premium taxes, general operating expenses related to underwriting operations and amortization of deferred acquisitions costs associated with acquisition expenses.

(3)	We record our 29.8% investment in Seguros Atlas, S.A. on an equity basis of accounting. Information to develop U.S. GAAP balances on an equity basis of accounting is not available for the balance sheet data prior to December 31, 2001 and for the statement of operations data for periods prior to 2002.

(4)	Net written premiums are calculated by adding to gross written premiums the premiums assumed from other insurers and by subtracting from the resulting sum the premiums ceded to reinsurers for excess per risk reinsurance and catastrophe reinsurance in the Independent Agents — Personal Lines and Independent Agents — Commercial Lines segments and excess per risk and quota share reinsurance in the Program Management and Insurance Services and Corporate segments.

(5)	The net loss ratio is calculated by dividing net losses and loss adjustment expenses by the net insurance premiums earned. This ratio is net of amounts ceded to reinsurers.

(6)	The net expense ratio is calculated by dividing the total underwriting, acquisition and operating expenses by the net insurance premiums earned. This ratio is net of amounts ceded to reinsurers.

(7)	The net combined ratio is the sum of the net loss ratio and the net expense ratio.

(8)	This is the reported statutory surplus as regards policyholders (“statutory surplus”) of our lead insurance company, Republic Underwriters Insurance Company. See “Business — Regulation — Statutory Accounting Principles.”

(9)	The net underwriting leverage ratio is the ratio of annual net written premiums divided by end of year statutory surplus. The ratio for 2003 is computed by dividing the sum of the net written premiums for the period January 1, 2003 to August 28, 2003 plus the period August 29, 2003 to December 31, 2003 by the statutory surplus as of December 31, 2003. Since the premiums for both of the 2003 periods are aggregated for this calculation, the same net underwriting leverage ratio is applicable to both of the 2003 periods.

(10)	Redeemable preferred stock was issued to fund the 2003 Acquisition. Originally, the shares could be redeemed at the election of certain stockholders and the stock was presented as mezzanine financing until December 2004. Our Certificate of Incorporation was amended in 2004 to remove the stockholder election and the redeemable preferred stock was reclassified as permanent equity as of December 31, 2004.

(11)	Per share data is computed based on net income from continuing operations available to common shareholders after giving effect to accrued dividends on Series A preferred stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated and combined financial statements and the notes to those statements included in this prospectus. The discussion and analysis below includes certain forward-looking statements that are subject to risks, uncertainties and other factors, as described in “Risk Factors” and elsewhere in this prospectus, that could cause our actual growth, results of operations, performance, financial position and business prospects and opportunities in 2005 and beyond to differ materially from those expressed in, or implied by, those forward-looking statements. See “Forward-Looking Statements.”

Comparability of Financial Statement Information

Due to the application of SFAS No. 141 Business Combinations at the August 29, 2003 acquisition date, the reported historical GAAP-based financial statements of Republic Financial Services, Inc. (“Predecessor Company”) for periods prior to August 29, 2003 are not comparable to our purchase GAAP-based financial statements prepared after that date. As a result of the 2003 Acquisition, we were required under GAAP to adopt purchase accounting and record our assets and liabilities at their fair market value at the time of the 2003 Acquisition. Since the price paid in the 2003 Acquisition was less than our net asset value, we recorded negative goodwill and wrote down the value of some of our assets. The resulting change in the book value of our assets limits the comparability of several income statement items from and after August 29, 2003 to those items in preceding periods. Income statement information and key financial measures are presented by segment and on a consolidated basis for two post-acquisition periods, the year ended December 31, 2004 and the period from August 29, 2003 to December 31, 2003 (“2003 Stub Period”). Income statement information and key financial measures are also presented by segment and on a combined basis for two pre-acquisition periods, the period from January 1, 2003 to August 28, 2003 (“2003 Cutoff Period”) and the year ended December 31, 2002. Year-to-year comparisons of 2003, which aggregate the 2003 Cutoff Period and the 2003 Stub Period (“2003 Total”), are included only for income statement components and metrics that reasonably can be aggregated after the change in the basis of accounting. We have provided limited period-to-period comparisons, where appropriate, for those income statement components and key financial measures that are not affected by the change in the basis of accounting. You should read this discussion in conjunction with the accompanying consolidated and combined financial statements and notes included elsewhere in this prospectus.

In connection with the 2003 Acquisition, we adjusted our unearned premium reserve liability to fair value at the August 29, 2003 acquisition date pursuant to SFAS No. 141 Business Combinations. The adjustment reduced the unearned premium reserve liability to its fair value by $23.4 million which was approximately equal to the historical deferred acquisition cost asset of $24.2 million. The fair value adjustment of the unearned premium reserve liability was amortized over the year following the 2003 Acquisition. The following table reflects the impact of the amortization by segment of the fair value adjustment of the unearned premium reserve liability as if it were an approximation of the historical deferred acquisition cost asset in the respective periods set forth below.

Impact of Amortization of the Purchase-GAAP Fair Value Adjustment of

the Unearned Premium Reserve Liability

	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003
	($ in thousands)
Independent Agents — Personal Lines
Net insurance premiums earned
Pre amortization balance	$32,301	$34,889	$134,027	$49,297
Amortization of fair value adjustment	—	(3,366)	(9,543)	(5,142)

Post amortization balance	$32,301	$31,523	$124,484	$44,155

Total underwriting, acquisition, and operating expenses
Pre amortization balance	$10,173	$10,290	$41,048	$16,660
Amortization of fair value adjustment	—	(3,366)	(9,543)	(5,142)

Post amortization balance	$10,173	$6,924	$31,505	$11,518

Independent Agents — Commercial Lines
Net insurance premiums earned
Pre amortization balance	$16,397	$14,235	$56,215	$21,855
Amortization of fair value adjustment	—	(1,693)	(4,549)	(2,528)

Post amortization balance	$16,397	$12,542	$51,666	$19,327

Total underwriting, acquisition, and operating expenses
Pre amortization balance	$6,362	$5,431	$21,370	$7,838
Amortization of fair value adjustment	—	(1,693)	(4,549)	(2,528)

Post amortization balance	$6,362	$3,738	$16,821	$5,310

Program Management
Net insurance premiums earned
Pre amortization balance	$9,803	$13,330	$54,155	$15,433
Amortization of fair value adjustment	—	(826)	(1,601)	(177)

Post amortization balance	$9,803	$12,504	$52,554	$15,256

Total underwriting, acquisition, and operating expenses
Pre amortization balance	$4,605	$5,720	$26,221	$5,632
Amortization of fair value adjustment	—	(826)	(1,601)	(177)

Post amortization balance	$4,605	$4,894	$24,620	$5,455

Insurance Services and Corporate
Net insurance premiums earned
Pre amortization balance	$1,532	$870	$4,824	$585
Amortization of fair value adjustment	—	—	—	—

Post amortization balance	$1,532	$870	$4,824	$585

Total underwriting, acquisition, and operating expenses
Pre amortization balance	$1,527	$827	$2,861	$1,715
Amortization of fair value adjustment	—	—	—	—

Post amortization balance	$1,527	$827	$2,861	$1,715

Consolidated
Net insurance premiums earned
Pre amortization balance	$60,033	$63,324	$249,221	$87,170
Amortization of fair value adjustment	—	(5,885)	(15,693)	(7,847)

Post amortization balance	$60,033	$57,439	$233,528	$79,323

Total underwriting, acquisition, and operating expenses
Pre amortization balance	$22,667	$22,268	$91,500	$31,845
Amortization of fair value adjustment	—	(5,885)	(15,693)	(7,847)

Post amortization balance	$22,667	$16,383	$75,807	$23,998

Overview

Republic Companies Group, Inc. and its direct and indirect subsidiaries and controlled affiliates are collectively known as The Republic Group. Republic Companies Group, Inc. operates as a holding company with one direct subsidiary, Republic Companies, Inc., whose principal insurance subsidiary is Republic Underwriters Insurance Company. Republic Underwriters Insurance Company owns the stock of five insurance subsidiaries and a general business corporation that is the attorney-in-fact for our Texas Lloyds plan insurer. Republic Companies, Inc. also owns two managing general agents (“MGAs”), Eagle General Agency, Inc. (100% owned) and Republic Home Protectors, Inc. (80% owned), and Republic Group No. Two Company, a general business corporation that exercises control, through a management agreement, over our Texas county mutual insurer, Southern County Mutual Insurance Company.

Through our network of independent agents, we underwrite select personal and commercial property and casualty insurance primarily for short-tail risks in Texas, Louisiana, Oklahoma and New Mexico. In addition, we manage insurance programs through six unaffiliated MGAs that target niche markets and underwrite short-tail policies on our behalf in the Southwestern United States and in other select states. We also generate fee-based income by using our unique combination of charters and licenses to provide services to MGAs and national and regional insurance carriers that wish to access our markets.

We provide insurance products and services through four business segments:

•	Independent Agents — Personal Lines

In our Independent Agents — Personal Lines segment, we underwrite personal lines insurance distributed through our network of independent agents. We tailor these products to meet the needs of policyholders located in underserved geographic and demographic markets within the Southwest region. These products currently include homeowners, low-value dwelling, dwelling fire, standard auto, nonstandard auto and umbrella coverages. Additionally, our personal lines products distributed through our two affiliated MGAs are included in this segment.

•	Independent Agents — Commercial Lines

In our Independent Agents — Commercial Lines segment, we underwrite commercial lines insurance distributed through our network of independent agents. Our products target specific classes of business in service industries that we believe are generally underserved by the insurance industry, such as garages, family-owned restaurants and artisan contractors within the Southwest region. These products currently include commercial package, auto, workers’ compensation, property, general liability, farm and ranch and commercial umbrella coverages.

•	Program Management

In our Program Management segment, we distribute personal and commercial insurance policies through contractual programs established with unaffiliated MGAs. These MGAs provide the underwriting, claims handling and management for our products in targeted niche markets. We write the policies produced through these MGAs, retain all or a portion of the business and cede any remaining premiums to highly-rated reinsurers. We receive a fronting fee in addition to participating in the underwriting results of each program. We require various contractual, operational, financial and oversight controls on the business of each MGA to protect our surplus and reputation. These relationships are based on years of experience with the MGA principals and an understanding of the products, markets and distribution of the programs. Through these unaffiliated MGA programs, we currently underwrite commercial auto, light commercial casualty, prize indemnification, collateral indemnity, employers’ nonsubscriber policies and nonstandard personal auto.

•	Insurance Services and Corporate

In our Insurance Services and Corporate segment, we provide fronting services primarily through our Texas county mutual insurance company, other insurance subsidiaries and a controlled affiliate to national and regional carriers seeking to use our charters and licenses to access certain insurance markets primarily in Texas. These companies establish programs whereby we underwrite risks that are entirely ceded to the carriers in exchange for a fronting fee. Our principal fronting programs are for nonstandard auto policies. Our Insurance Services and Corporate segment captures revenues and expenses that are not allocated to any particular segment, including corporate interest expense and general holding company corporate overhead expenses, and the equity in our share of the earnings of Seguros Atlas.

We target underserved markets that we believe are less sensitive to the cyclical nature of the insurance industry. These cycles are defined by fluctuations in pricing and availability of insurance coverage. Markets with excess underwriting capital suffer from intense price competition and erosion of underwriting discipline resulting in poor operating performance. These market conditions usually lead to a period of diminished underwriting capacity as insurance companies exit unprofitable lines, exhibit greater underwriting discipline, increase premium rates and implement more restrictive policy terms and conditions.

Our strong performance in the period leading up to 2000 reflects the success of our geographically focused strategy, in what we considered to be an unfavorable underwriting environment. Our underwriting performance deteriorated in 2000, 2001 and 2002 as the result of the property mold infestation in Texas and several commercial lines products that were subsequently discontinued. After the 2003 Acquisition, our insurance operations returned to profitability following a series of initiatives undertaken by our current management team, which included re-underwriting our entire commercial lines book of business, introducing redesigned personal lines products that addressed mold infestation and targeting underserved rural and small to medium-size metropolitan markets.

Our insured risks generally exhibit higher losses in the second quarter of the year due to a seasonal concentration of weather-related events in our geographic region. Although weather-related losses (including hail, high winds, tornadoes and hurricanes) can occur in any calendar quarter, the second quarter historically has experienced the highest frequency of these losses. For example, for the last five years, the contribution of weather-related catastrophes to the consolidated second quarter net loss ratio was, on average, approximately 10 points greater than the average contribution of catastrophes in the other three quarters. Our Independent Agents — Personal Lines segment has been most heavily impacted by this seasonality of weather events, with the contribution of weather-related catastrophes to its second quarter net loss ratio, on average, approximately 15 points greater than the average contribution of catastrophes in the other quarters over this same period. As described in “Business — Reinsurance,” we purchase various levels of reinsurance to help protect us from the high frequency and severity of these events.

We believe that operating conditions in our region continue to be favorable in 2005. We have seen a moderation in pricing increases and select pricing decreases in certain segments of the market as a sustained period of favorable underwriting conditions has attracted new capital into the industry. However, we believe that premium levels are still attractive in the market segments in which we offer our products and services.

Principal Revenue and Expense Items

We derive our revenue from net insurance premiums earned, net investment income, net realized gains from investments and other income.

Net insurance premiums earned. Premiums are earned ratably over the term (generally one year) of the related policy. Net insurance premiums earned are the portion of our net written premiums ratably earned during a measured period. At the end of each accounting period, the portion of the premiums that are not yet earned are included in unearned premium liabilities and are realized as revenue in subsequent periods over the remaining term of the policy. As described in more detail in Note 2 to our audited consolidated and combined financial statements included in this prospectus, our unearned premium reserve liability was adjusted to fair value at the

2003 Acquisition date. The fair value adjustment of the unearned premium reserve liability was amortized over the subsequent year since the related policies have one year terms or less. In addition, we track gross written premiums, which include all premiums billed under the policies underwritten by our insurance companies during a specified policy period and most closely reflect our sales efforts, and net written premiums, which are the portion of our gross written premiums that we retain after cessions to reinsurers. We also include in net insurance premiums earned the net policy fees in our Program Management and Insurance Services and Corporate segments.

Net investment income. We invest our statutory surplus and the funds supporting our insurance liabilities (including unearned premiums and unpaid losses and loss adjustment expenses) in cash, cash equivalents and fixed-income securities. Our net investment income includes interest earned on our invested assets.

Net realized gains (losses). Net realized gains and losses on invested assets are reported separately from net investment income. We earn realized gains when invested assets are sold for an amount greater than their cost or amortized cost and recognize realized losses when investment securities are written down as a result of other-than-temporary impairments or sold for an amount less than their cost or amortized cost.

Other income. Our other income includes fronting fees. Our insurance companies charge fronting fees to insurance carriers for whom we provide fronting services. We also charge fronting fees to our unaffiliated MGAs in connection with the policies that they underwrite on our behalf.

Our expenses consist primarily of net losses and loss adjustment expenses incurred and underwriting, acquisition and operating expenses.

Net losses and loss adjustment expenses incurred. Net losses and loss adjustment expenses incurred represent our largest expense item and include the following, net of paid or anticipated salvage and subrogation: (1) claim payments, (2) estimates for future claim payments and changes in those estimates for current and prior periods, (3) internal and external costs associated with adjusting, investigating and defending claims and (4) estimates for future loss adjustment expenses and changes in those estimates for current and prior periods.

Underwriting, acquisition and operating expenses. Our underwriting, acquisition and operating expenses are those that we incur to acquire and underwrite insurance risks. These consist of commission expenses and other underwriting, acquisition and operating expenses, both of which are included in the same line item in our financial statements.

•	Commissions. We pay commissions to our independent agents and MGAs for producing and managing our insurance policies. In addition to a base commission, the commissions paid to our MGAs vary on a sliding scale that ties commissions to the ultimate profitability of the insurance policies produced by the MGAs. These commissions are paid up to three years after the policy is written in order to compensate our MGAs based on the ultimate profitability of business produced.

•	Other underwriting, acquisition and operating expenses. Other underwriting, acquisition and operating expenses consist of general underwriting and administrative expenses, such as salaries, underwriting reports, rent, postage, depreciation and all other operating expenses not otherwise classified separately, including boards, bureaus and assessments of statistical agencies for policy service and administration items, such as rating manuals, rating plans and experience data. We also pay state and local taxes based on premiums, licenses and fees, and assessments and contributions to involuntary risk pools and state regulatory bodies.

Interest expense. We pay interest on our senior secured credit facility and on our trust preferred securities.

Income tax expense. We pay federal income taxes based on income.

Equity in earnings of unconsolidated foreign insurance company, net of income taxes. We record our 29.8% investment in Seguros Atlas on the equity basis of accounting. Equity in earnings of unconsolidated foreign insurance company, net of income taxes includes our share of the income of Seguros Atlas.

Key Financial Measures

We evaluate the performance of our business segments by monitoring key measures of growth and profitability. We generally measure our operating results by examining our net loss, net expense and net combined ratios, our underwriting leverage, our net income and our return on average equity. We measure our growth by examining our written and earned insurance premium growth rate. The following provides a further explanation of the key measures that we use to evaluate our results.

Insurance premium growth rate. Insurance premium growth rate is the change (expressed as a percentage) in premiums written or earned from one period to another period. Our gross written premium growth rate is meaningful in evaluating sales of our insurance products. Due to the significant amount of gross written premiums ceded in our Insurance Services and Corporate segment from our fronting business, we also evaluate our growth based on the change in net written premiums. Our net written premium growth rate is meaningful in evaluating the sales of our insurance products after the effects of reinsurance, which includes removing the impact of our fronting business. Gross and net written premiums are also related to our ability to generate net insurance premiums earned.

Net loss ratio. Net loss ratio is the ratio (expressed as a percentage) of net retained losses and loss adjustment expenses incurred to net insurance premiums earned. Our net loss ratio is meaningful in evaluating the underwriting profitability of the insurance policies that are not ceded to reinsurers. Due in part to the significant amount of gross written premiums produced and ceded in our Insurance Services and Corporate segment from our fronting business, we calculate our loss ratio on a net basis (after the effect of ceded reinsurance). Among other factors, items that influence losses and loss adjustment expenses incurred and net loss ratio in a given period include (1) the adequacy of the premiums charged for risks assumed, (2) the number and size of exposures written, (3) trends in the frequency and severity of claims, (4) changes in the legal environment relating to coverage interpretations and jury awards, (5) the cost of adjusting claims and (6) the reestimation of prior years’ unpaid losses and loss adjustment expenses reserves. Amortization of the fair value adjustment of the unearned premium reserve, which was recognized in the application of SFAS No. 141 Business Combinations in the 2003 Acquisition, affected the reported net insurance premiums earned. This impacted the net loss ratio in the subsequent year. Where appropriate the impact of this adjustment has been disclosed.

Net expense ratio. Net expense ratio is the ratio (expressed as a percentage) of underwriting, acquisition and operating expenses to net insurance premiums earned and measures the cost of producing our insurance business through independent agents and MGAs and our operational efficiency in underwriting and administering our insurance business. Due in part to the significant amount of gross written premiums produced and ceded in our Insurance Services and Corporate segment from our fronting business, we calculate our expense ratio on a net basis (after the effect of ceded reinsurance). Among other factors, items that influence our net expense ratio include (1) agents’ and MGAs’ base commissions and profitability commissions, (2) salaries and benefits costs, (3) underwriting and risk selection costs, (4) premium taxes, fees and regulatory assessments, (5) infrastructure costs of buildings, fixed assets and systems, (6) write-offs of uncollectible premium receivables, (7) ceded policy fees and (8) amortization of deferred policy acquisition costs. Certain expenses that vary with and are primarily related to the acquisition of insurance policies are capitalized as deferred policy acquisition costs assets and amortized over the applicable policy period. Certain policy installment billing fees received from policyholders are recorded as a reduction of expenses and reduce the net expense ratio. Interest expense, income taxes, investment expenses, expenses associated with producing fronting revenues and certain holding company expenses are not included in the calculation of the net expense ratio. Certain expenses, such as depreciation of fixed assets and amortization of certain intangible assets, which are included in the net expense ratio, are impacted by purchase GAAP accounting. In particular, amortization of the fair value adjustment of the deferred policy acquisition cost asset, which was recognized in the application of the SFAS No. 141 Business Combinations in the 2003 Acquisition, affected our reported underwriting, acquisition and operating expenses. In addition, amortization of the fair value adjustment of the unearned premium reserve, also recognized pursuant to SFAS No. 141, affected the reported net insurance premiums earned. This impacted the net expense ratio in the subsequent year. Where appropriate, the impact of these adjustments has been disclosed. Accordingly, net expense ratios for post-acquisition periods may not be comparable with net expense ratios for pre-acquisition periods.

Net combined ratio. Net combined ratio is the sum of the net loss ratio and the net expense ratio and measures a company’s overall underwriting profit. If an insurance company’s net combined ratio is above 100%, the company has incurred an underwriting loss on its book of business and cannot be profitable without investment income (which may or may not be sufficient to offset underwriting losses). We use the net combined ratio in evaluating our overall underwriting profitability on a consolidated and a segment basis and as a measure for comparing our profitability to the profitability of our competitors. Net combined ratios for post-acquisition periods may not be comparable with net combined ratios for pre-acquisition periods because of the lack of comparability of expense ratios described above. The net combined ratio was affected by the amortization of certain fair value adjustments recognized pursuant to SFAS No. 141 for a year following the 2003 Acquisition as more fully described above under “—Net loss ratio” and “—Net expense ratio.” Where appropriate, the impact of these adjustments has been disclosed.

Net income and return on average equity. We use net income to measure our profits and we use return on average equity (expressed as a percentage) to measure our effectiveness in utilizing our shareholders’ equity to generate net income.

In determining return on average equity for a given year, net income is divided by the average of the beginning and ending shareholders’ equity (including our Series A preferred stock) for that year. Our return on average equity model allocates equity to the Independent Agents — Personal Lines, Independent Agents —Commercial Lines and Program Management segments using net underwriting leverage ratios. The difference between the sum of the equity allocated to those segments and the actual consolidated equity is reflected in the Insurance Services and Corporate segment. The model evaluates various significant risks in determining the appropriate underwriting leverage for each line of business. The computed risk-adjusted leverage ratio is divided into the net written premiums by line of business within each segment to determine the amount of equity allocable to the segment. For each segment, we compute reserves for losses and loss adjustment expenses, unearned premium reserves, deferred policy acquisition costs, premiums receivable and reinsurance recoverables. Our return on average equity model builds a balance sheet by segment using these computed assets and liabilities, the allocated equity and prorations of other assets, other liabilities and investments. Allocated assets include premiums receivable, reinsurance recoverables, deferred acquisition costs and estimates of deferred tax assets and other assets plus an allocation of invested assets sufficient for total assets to equal computed liabilities and allocated equity. Consolidated net investment income and consolidated net realized gains (losses) are allocated to segments based upon their allocated investments. Consolidated income tax expense (benefit) is allocated to segments based upon their relative share of income (loss) from continuing operations before income taxes. We do not allocate extraordinary income or equity in earnings of our unconsolidated foreign insurance company by segment.

Net underwriting leverage. Net underwriting leverage is the ratio of our net written premiums to our statutory surplus and measures our exposure to pricing errors in our book of business. Generally, the higher the ratio, the greater the potential adverse impact of pricing inadequacy on statutory surplus. However, certain short-tail lines of business, such as auto physical damage policies, are more predictable and less sensitive to pricing errors, and can operate with higher net underwriting leverage than long-tail lines of business. Generally, short-tail lines require lower amounts of capital to yield acceptable underwriting profit margins. We compute target net underwriting leverage ratios by line of business and develop a weighted average target net underwriting leverage ratio by segment based on the lines of business written in that segment. The target ratio for each segment is used in the return on average equity computation for that segment. Net underwriting leverage on a consolidated and combined basis is computed by dividing actual net written premiums by reported statutory surplus.

Critical Accounting Policies

Our critical accounting policies involve (1) revenue recognition, (2) recognition of losses and loss adjustment expenses, (3) estimating the recoverability of certain key assets, including reinsurance recoverables, premium receivables and deferred policy acquisition costs, (4) valuation of investments, (5) deferred taxes, (6) accounting for business combinations and (7) accounting for stock-based compensation. The MGAs provide monthly accounting reports of premium, loss and expense activity, which are generally delayed one month from actual activity; accordingly, our financial information for this segment is reported on a one-month lag. The following should be read in conjunction with the notes to our audited consolidated and combined financial statements included in this prospectus.

Revenue recognition. Our consolidated revenues are derived principally from insurance premiums earned, investment income and fronting fees. Insurance premiums are earned ratably over the policy term. Unearned premium liabilities are recorded for the portion of premium applicable to the unexpired portion of policy terms. Prepaid reinsurance assets are recorded for the portion of unearned premium liabilities ceded to reinsurers or other carriers. Fronting fees are earned over the policy period of the fronted policies. Unearned fronting fee liabilities are recorded for the portion applicable to the unexpired policy period. In each case the relevant policy period is generally one year. Investment income is recognized on an accrual basis of accounting.

Recognition of losses and loss adjustment expenses. Losses and loss adjustment expenses are the sum of paid losses and loss adjustment expenses plus estimates of amounts needed in the future to pay claims and related expenses for insured events that have already occurred. Reserves for losses and loss adjustment expenses represent our estimate at a particular point in time of the ultimate unpaid losses and loss adjustment expenses incurred, including settlement and administration of losses based on facts and circumstances then known and including losses that have been incurred but not yet been reported. The process of establishing the liability for unpaid losses and loss adjustment expenses is complex, requiring the use of informed estimates and judgments. The amount of reserves for losses and loss adjustment expenses for reported claims is based primarily upon a case-by-case evaluation of coverage, liability, injury severity and other information considered pertinent to estimating the exposure presented by the claim. The amount of reserves for losses and loss adjustment expenses for unreported or underreported claims is estimated based upon actuarial methodologies, including judgments relative to claims severity and frequency based upon historical company and industry experience of ultimate net loss ratios, product mix, underwriting standards, claims settlement practices, the length of time before losses will develop to their ultimate level, changes in the law and other external factors that are often beyond our control and estimates of salvage and subrogation. We determine the amount of reserves for losses and loss adjustment expenses by line of insurance both before and after the impact of losses and loss adjustment expenses ceded to reinsurers.

Due to the inherent uncertainty associated with the reserving process, the ultimate liability for claims may differ, perhaps substantially, from the original estimate. Examples of factors we have experienced that have resulted in differences between the ultimate and the estimated liability for claims include:

•	unexpected policy coverage issues, such as experienced in 2001 and 2002 from judicial decisions regarding mold coverages on personal property policies;

•	lack of internal historical data on new lines of business, such as we experienced in the late 1990s and early 2000s when our new commercial book of business was slowly growing;

•	unexpected regulatorily mandated premium rate rollbacks such as experienced in 2003 and 2004 on Texas personal property policies;

•	changes in the development patterns of accident injuries, such as resulted from an increase in the number of larger vehicles in use;

•	general changes in policyholders’ claims behavior, such as experienced in 2003 and 2004 when real property owners became more reluctant to file mold claims due to a growing reticence of subsequent potential buyers to buy properties which had been the subject of these claims;

•	the availability and use of external loss adjusters; and

•	increases in the cost of materials from unprecedented catastrophic weather events, such as experienced in 2004 with repeated hurricanes.

We regularly review and update the reserve estimates, considering these and other factors, and include resulting adjustments of reserve estimates in the current period’s results. Reserves are estimated using information and data available at the date of estimation. Sometimes the information and data is incomplete or is related to dynamic factors that may change after the reserve estimation date. In the subsequent period when more complete information and data are available, the reserves are adjusted with favorable or unfavorable development.

Our general actuarial reserving methodology has remained consistent for a number of years. This methodology uses several approaches in estimating the ultimate incurred losses including a historical review of paid and case incurred experience and a Bornhuetter-Ferguson review of paid and case incurred experience, which uses expected loss ratios. The selected ultimate incurred loss is determined after factoring in the nature of the line of business, the number of years of experience, the age of the accident year, the loss reporting pattern and other factors. Using this method we compute a point estimate of reserves by segment and by general lines of business within the segments. We do not currently compute estimated ranges of loss reserves. We apply our actuarial methodology to the dynamic set of variables existing at the time the reserves are estimated, which variables individually may have the effect of increasing or decreasing reserves. The impact of these variables can reasonably be expected to cause total recorded reserves to fluctuate between periods. Examples of the dynamic variables we have experienced that have impacted the total reserves include:

•	increased policy counts, such as we experienced in Texas personal property in 2001 and 2002 after competitors decreased policy writings due to the mold crisis, or such as we experienced in Texas personal auto in 2002 and 2003;

•	changes in policy forms and coverage limitations, such as higher policy deductibles for catastrophe losses applied in Texas and Louisiana personal property policies in 2002 and 2003, and stronger exclusions on mold losses in Texas personal property policies;

•	initiating new or expanding upon existing lines of business where we must rely more heavily on industry data rather than internal historical patterns in establishing reserves. For example, we expanded our commercial lines of business in our Independent Agents — Commercial Lines segment in the latter 1990s. As we accumulated internal historical claims experience over several years we were able to estimate reserves better than when we relied on industry claims experience to establish reserves;

•	changes in participations in MGA driven programs. We increased our net retention in our largest MGA program from 10% to 20% in 2004, which resulted in a significant increase in the reserves for this program during 2004;

•	additions or termination of MGA programs such as the addition of a nonstandard auto and a commercial auto program in late 2002, which increased reserves for the Program Management segment in 2003, and the termination of two programs in 2003, which decreased reserves for the Program Management segment in 2004 as the pending claims were settled. The effect of MGA program additions and terminations coupled with the effect of higher retentions on certain MGA programs can have a significant impact on the level of reserves in the Program Management segment; and

•	changes in internal claims department structure and claims systems impacting the establishment of case based reserves, such as experienced in 2003 when we consolidated our internal claims department into one unit, which impacted our Independent Agents — Personal Lines segment and our Independent Agents — Commercial Lines segment.

We closely monitor reserves and recompute reserves periodically using the most recent information on reported claims. Changes in information after the reserves are estimated are reflected in the reserve computation of the subsequent period when the changed information is available. Specifically, at least quarterly, we review, by line of business, existing reserves, new claims, changes to existing case reserves and paid losses with respect to the current and prior years.

The amount of reserves for reported claims (“case-based reserves”), reserves for incurred but not reported claims and incurred but underreported claims (“IBNR”) and reserves for loss adjustment expenses (“LAE bulk”) by segment as of December 31, 2004 were as follows:

Segment	Type of Reserves	Gross Reserves as of December 31, 2004	Gross Reserves as of December 31, 2004
		($ in thousands)
Independent Agents — Personal Lines	Case based	$13,545
	IBNR	16,388
	LAE bulk	11,289

	Net Total	41,222
	Reinsurance recoverable	11,232

			$52,454

Independent Agents — Commercial Lines	Case based	$16,189
	IBNR	19,755
	LAE bulk	11,019

	Net Total	46,963
	Reinsurance recoverable	14,963

			$61,926

Program Management	Case based	$9,498
	IBNR	6,483
	LAE bulk	3,656

	Net Total	19,637
	Reinsurance recoverable	69,382

			$89,019

Insurance Services and Corporate	Case based	$0
	IBNR	0
	LAE bulk	0

	Net Total	0
	Reinsurance recoverable	64,198

			$64,198

Total Company	Case based	$39,232
	IBNR	42,626
	LAE bulk	25,964

	Net Total	107,822
	Reinsurance recoverable	159,775

			$267,597

We have no known claims for asbestos-related illnesses, toxic waste or other environmental remediation risks.

See “Business — Reserves for Unpaid Losses and Loss Adjustment Expenses” and Notes 3 and 8 to our audited consolidated and combined financial statements included in this prospectus.

Recoverability of certain assets. In the ordinary course of business, we enter into reinsurance contracts to protect against the impact of large, irregularly-occurring losses, to limit our maximum losses and to support our Program Management and Insurance Services and Corporate segments. The financial reporting for a contract with a reinsurer depends upon whether the contract terms for risk transfer, incurred losses, claim reimbursement and other fund flows are appropriate for treatment as reinsurance in accordance with GAAP. The Company’s reinsurance contracts meet the risk transfer requirements in accordance with GAAP. The Company has no finite risk reinsurance arrangements. Assets for balances due from reinsurance companies and for prepaid reinsurance premiums are recorded for reinsurance contracts. Such assets include the ceded portion of paid losses and loss adjustment expenses, ceded reserves for losses and loss adjustment expenses and ceded reserves for unearned premiums. These are reported on our balance sheet separately as assets, instead of being netted against the related liabilities, since reinsurance does not relieve us of our legal liability to policyholders and ceding companies. We are required to pay losses even if a reinsurer fails to meet its obligations under our reinsurance agreement with them. Consequently, we bear credit risk with respect to our individual reinsurers and may be required to make judgments as to the ultimate recoverability of our reinsurance recoverables. Additionally, the same uncertainties associated with estimating loss and loss adjustment expenses reserves affect the estimates of the amount of ceded reinsurance recoverables. We continually monitor the financial condition and financial strength ratings of our reinsurers. We require non-admitted reinsurers or those in an unsatisfactory financial condition to collateralize their share of paid losses, ceded reserves for losses and loss adjustment expenses and ceded reserves for unearned premiums either by placing funds in a trust account or by providing a letter of credit. Management regularly reviews the recoverability of our reinsurance recoverables and establishes an allowance when appropriate.

We defer commissions, premium taxes and certain other costs that vary with and are primarily related to the acquisition of insurance contracts. These costs are capitalized, recorded as an asset and charged to expense in proportion to insurance premium revenue earned. The method followed in computing deferred policy acquisition costs limits the amount of these deferred costs to their estimated realizable value, which gives effect to the premium to be earned, related investment income, anticipated losses and loss adjustment expenses and certain other costs expected to be incurred as the premium is earned. Judgments as to ultimate recoverability of the deferred acquisition cost assets are highly dependent upon estimated future loss costs associated with the written premiums. A premium deficiency and a corresponding charge to income is recognized if the sum of the expected losses and loss adjustment expenses, unamortized acquisition costs and maintenance costs exceed related unearned premiums and anticipated investment income. Management regularly reviews the categories of costs being deferred and the recoverability of the deferred costs. See Note 3 to our audited consolidated and combined financial statements included in this prospectus. As described in more detail in Note 2 to our audited consolidated and combined financial statements included in this prospectus, our deferred policy acquisition cost asset at the 2003 Acquisition date was adjusted to zero under purchase-GAAP. This adjustment decreased the commissions and other underwriting, acquisition and operating expenses in 2003 and 2004.

Premium receivables are recorded for the portion of premiums written but not yet paid by policyholders. Estimates of uncollectible premiums are recorded based upon historical payment patterns and the aging of receivables. Management reviews the recoverability of premiums at least quarterly and records an expense for the estimated unrecoverable portion of the receivables.

Valuation of investments. Our investments are recorded at fair value, which is typically based on publicly available quoted prices. Unrealized appreciation or depreciation of investments held available for sale is shown as a separate component of shareholders’ equity as accumulated other comprehensive income, net of the related income tax effect. The cost of investments sold is determined using the specific identification method. Impairment of investments results in a charge to earnings when a market decline below cost is deemed to be other-than-temporary. We regularly review our investment portfolio to evaluate the necessity of recording impairment losses for other-than-temporary declines in the fair value of investments. We consider a number of criteria during this process, including, but not limited to, the current fair value as compared to cost or amortized cost, as appropriate, of the security, the length of time the security’s fair value has been below cost or amortized cost, as appropriate, and specific credit issues related to the issuer and current economic conditions. We focus particular attention on securities having fair values of less than 80% of their cost or amortized cost, as appropriate, for six or more consecutive months. Other-than-temporary impairment losses result in a permanent reduction of the cost basis of the underlying investment and a recognized capital loss. See “Business — Investments” and Notes 3 and 5 to our audited consolidated and combined financial statements included in this prospectus.

We recognize our investment in Seguros Atlas on an equity basis of accounting due to our 29.8% ownership interest, board seats and certain contractual governance rights. The Mexican-based financial statements are converted to a U.S. GAAP basis and adjusted for foreign currency exchange rates. See “Business — Investments” and Note 5 to our audited consolidated and combined financial statements included in this prospectus.

Deferred taxes. We utilize the asset and liability method of accounting for income tax. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss, capital loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce the deferred tax assets to the amounts more likely than not to be realized. See Notes 3 and 12 to our audited consolidated and combined financial statements included in this prospectus.

Accounting for business combinations. We adopted SFAS No. 141, Business Combinations, and SFAS No. 142, Goodwill and Other Intangible Assets, effective August 29, 2003, with our purchase of Republic Underwriters Insurance Company and certain subsidiaries and affiliates. The 2003 Acquisition was accounted for using the purchase method of accounting with the purchase price for the 2003 Acquisition allocated to the assets acquired and the liabilities assumed based on their estimated fair values. The excess of the net fair values over the purchase price resulted in negative goodwill. Certain noncurrent nonfinancial assets were written down due to the negative goodwill and the remaining negative goodwill was recognized as an extraordinary gain in accordance with SFAS No. 141. Management believes the negative goodwill occurred in large measure due to the seller’s desire to exit certain North American insurance markets. See Note 2 to our audited consolidated and combined financial statements included in this prospectus.

Accounting for stock-based compensation. In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure, which is effective for fiscal years beginning after December 31, 2002. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based compensation. In March 2004, we adopted a stock plan enabling the Company to award shares or options to officers, directors, key employees and other designated parties, and we granted restricted stock awards that will vest over three to five years. We adopted SFAS No. 148 and recorded $4.3 million as the fair market value of the total stock awards granted and recorded non-cash stock compensation expense of $1.1 million, which represented the portion of awards vested during 2004. Our common stock is not currently traded on a securities exchange. Therefore, judgment is required in estimating the fair value of the stock. Our estimated fair value was based on several factors including market multiples of comparable publicly-traded companies. See “Management — Stock Plan” and Notes 3 and 9 to our audited consolidated and combined financial statements included in this prospectus.

Consolidated Results of Operations for the Three Months Ended March 31, 2005 and 2004

The table below summarizes our results of operations on a consolidated basis for the three month periods ended March 31, 2005 and 2004 and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our unaudited consolidated financial statements included in this prospectus and to assist the reader in gaining a better understanding of our results of operations.

Results of Operations — Consolidated	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
	($ in thousands)
Net insurance premiums earned	$60,033		$57,439
Net investment income	2,322		1,907
Net realized gains (losses)	1		611
Other income	1,108		1,206

Total revenues	$63,464		$61,163

Net losses and loss adjustment expenses incurred	$29,681		$35,694
Underwriting, acquisition and operating expenses
Commissions	11,653		8,062
Other underwriting, acquisition and operating expenses	11,014		8,321

Total underwriting, acquisition and operating expenses	22,667		16,383
Interest expense	735		532

Total expenses	$53,083		$52,609

Income from continuing operations before income taxes	$10,381		$8,554
Income tax expense	3,633		2,989
Equity in earnings of unconsolidated foreign insurance company, net of income tax	703		1,141

Net income	$7,451		$6,706

Key Measures
Gross written premiums	$113,544		$109,201
Net written premiums	61,662		55,473

Net loss ratio	49.4%		62.1%
Net expense ratio	37.8		28.5

Net combined ratio	87.2%		90.6%

Total assets	$740,144		$696,496
Statutory surplus	160,968		140,441
Net underwriting leverage (1)	1.5	x	1.6	x

(1)	The net underwriting leverage ratio is the ratio of annual net written premiums divided by end of quarter statutory surplus.

Underwriting income

Consolidated gross written premiums in the first quarter of 2005 of $113.5 million were 4.0% higher than the $109.2 million in the first quarter of 2004. The total growth resulted from a 40.4% increase in the Independent Agents — Commercial Lines segment and a 30.2% increase in gross written premiums in the Insurance Services and Corporate segment and was partially offset by a 21.4% decline in the Program Management segment and a 2.7% decline in the Independent Agents — Personal Lines segment.

Consolidated net written premiums of $61.7 million in the first quarter of 2005 were 11.2% higher than the $55.5 million in the first quarter of 2004. The increase was driven by a 51.9% increase from the Independent Agents — Commercial Lines segment, which was partially offset by a 2.0% decline in the Independent Agents — Personal Lines segment.

Consolidated net insurance premiums earned in the first quarter of 2005 of $60.0 million were 4.5% higher than the $57.4 million in the first quarter of 2004. Net insurance premiums earned in the first quarter of 2004 were reduced by $5.9 million due to amortization of the fair value adjustment of the unearned premium reserve related to the 2003 Acquisition; there was no corresponding charge in the first quarter of 2005. The increase was due to a 30.7% increase in the Independent Agents — Commercial Lines segment and a 2.5% increase in the Independent Agents — Personal Lines segment. Offsetting these increases was a decline in the Program Management segment of 21.6%.

The consolidated net loss ratio of 49.4% in the first quarter of 2005 was 12.7 points better than the 62.1% net loss ratio in the first quarter of 2004. The first quarter 2005 net loss ratio included only 1.6 points for catastrophe losses compared to 4.3 points in the first quarter 2004. The improvement in the first quarter 2005 was largely fueled by a reduction of 23.9 points in the Independent Agents — Personal Lines segment, which included a reduction in reserves of $1.4 million. The Independent Agents — Commercial Lines loss ratio was impacted by an increase in reserves of $2.7 million. The loss ratios in 2004 were increased by the amortization of the fair value adjustment of the unearned premium reserves described above.

The consolidated net expense ratio was 37.8%, 28.5% and 32.5% for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004, respectively. The higher expense ratios were partially the result of higher technology costs from new systems in the first quarter 2005 combined with the cost of expensing stock compensation on awards granted after the first quarter of 2004. Expenses in the first quarter of 2004 were also reduced by $5.9 million due to the amortization of the fair value adjustment for unearned premium reserves related to the 2003 Acquisition.

Net investment income

Consolidated net investment income in the first quarter 2005 increased to $2.3 million from $1.9 million in the first quarter 2004 primarily from the larger investment asset base. Additionally, investment expenses were lower due to the absence of expenses associated with owning and operating our real estate investment, which was sold in August 2004. The annualized net investment yield on average invested assets, excluding our investment in Seguros Atlas, was 2.9% for the first quarter 2005 compared to 2.7% for the same period in 2004.

Net realized gains (losses)

Net realized gains for the first quarter 2005 were $1,000 compared to $611,000 for the same period in 2004. The Company repositioned its investment portfolio in late 2003 and early 2004 following the change of ownership and recognized certain capital gains in the process. After the repositioning efforts were completed later in 2004, the Company’s investment strategy has involved limited trading activity, thus resulting in nominal realized gains.

Other income

Other income primarily represents fronting fees earned by our insurance subsidiaries on policies written on behalf of MGAs in our Program Management segment and fees from other insurance carriers in our Insurance Services and Corporate segment. Other income totaled $1.1 million for the first quarter 2005 and $1.2 million for the first quarter 2004.

Interest expense

Interest expense for the first quarter 2005 was $0.7 million compared to $0.5 million for the first quarter 2004. The increase is due to the additional interest associated with $20.0 million of senior bank debt incurred in February 2005. See Note 5 to our unaudited consolidated financial statements as of March 31, 2005 and “ — Liquidity and Capital Resources — Capital Resources — Credit facility.”

Income from continuing operations before income taxes and income tax expense

Income from continuing operations before income taxes was $10.4 million for the first quarter 2005, which was 21.4% higher than the $8.6 million reported for the same period in 2004. The favorable first quarter results are consistent with historical patterns since few weather related losses are generally experienced in the first quarter. The improvement in 2005 was largely due to favorable loss experience in the Independent Agents — Personal Lines segment.

Federal income tax expense was incurred at a 35% effective rate in 2005 and 2004.

Equity in earnings of unconsolidated foreign insurance company

We record our 29.8% investment in Seguros Atlas on the equity basis of accounting. Equity in earnings of our unconsolidated foreign insurance company, net of income taxes, was $0.7 million for the first quarter 2005 compared to $1.1 million for the first quarter 2004.

Net income

Consolidated net income for the first quarter 2005 was $7.5 million compared to $6.7 million for the first quarter 2004. Our annualized consolidated return on average equity for the first quarter 2005 was 17.5% compared to 16.9% for the same period in 2004. The increase in net income and return on average equity was attributable to improved underwriting results in our Independent Agents — Personal Lines segment.

Segment Results of Operations

We conduct our business in four distinct segments: Independent Agents — Personal Lines, Independent Agents — Commercial Lines, Program Management and Insurance Services and Corporate. In addition to the commonly used evaluation tools of changes in written and earned premiums, net loss ratios, net expense ratios and net combined ratios, we also evaluate overall segment results using a return on average equity model that is based upon a risk adjusted capital allocation methodology. We compute unearned premium reserves, losses and loss adjustment expenses reserves, deferred policy acquisition costs, reinsurance recoverables and premiums receivable by segment. We record premiums (written and earned, gross and net), losses and loss adjustment expenses and specifically identifiable underwriting, acquisition and operating expenses incurred by segment. We allocate equity, investments and other assets and liabilities to segments in our return on average equity model. We allocate general corporate overhead not incurred by the individual segments, excluding holding company expenses, using a methodology based in part on employee head count, policy count, insurance premiums written, building occupancy and services rendered.

Independent Agents — Personal Lines

The table below summarizes our historical results of operations for the Independent Agents — Personal Lines segment for the three month periods ending March 31, 2005 and 2004 and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

Results of Operations — Independent Agents — Personal Lines	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
	($ in thousands)
Net insurance premiums earned	$32,301		$31,523
Net investment income	962		934
Net realized gains (losses)	0		299
Other income	0		0

Total revenues	$33,263		$32,756

Net losses and loss adjustment expenses incurred	$13,173		$20,387
Underwriting, acquisition and operating expenses
Commissions	5,563		3,452
Other underwriting, acquisition and operating expenses	4,610		3,472

Total underwriting, acquisition and operating expenses	10,173		6,924
Interest expense	0		0

Total expenses	$23,346		$27,311

Income from continuing operations before income taxes	$9,917		$5,445
Income tax expense	3,471		1,903

Income from continuing operations	$6,446		$3,542

Key Measures
Gross written premiums	$31,711		$32,601
Net written premiums	30,003		30,601

Net loss ratio	40.8%		64.7%
Net expense ratio	31.5		22.0

Net combined ratio	72.3%		86.7%

Allocated assets (1)	$213,942		$215,666
Net underwriting leverage (2)	2.3	x	2.3	x

(1)	We allocate assets to our segments through our return on average equity model. See “ — Key Financial Measures” above.
(2)	Net underwriting leverage by segment is a product of our return on average equity model based on net written premiums and allocated equity by segment.

Underwriting income

Gross written premiums for the first quarter 2005 of $31.7 million were 2.7% lower than the $32.6 million for the same period in 2004. The reduction in written premiums is largely due to a 21.2% decline in nonstandard personal auto. Gross written premiums for standard auto also declined by 2.3%. The auto portion of this segment has been highly price competitive over the past year, resulting in a loss of business. Offsetting the declines in auto premiums was a 7.1% increase in standard personal property gross written premiums for the first quarter 2005.

Net written premiums of $30.0 million for the first quarter 2005 were 2.0% lower than the $30.6 million for the same period in 2004. A 21.5% decline in nonstandard auto accounts for the largest portion of the decline. Growth of 9.3% in standard personal property net written premiums for the first quarter 2005 helped to mitigate the decline from the auto business.

Net insurance premiums earned in the first quarter of 2005 were $32.3 million and $31.5 million in 2004. Net insurance premiums earned in the first quarter of 2004 were reduced by $3.4 million of amortization of the fair value adjustment of unearned premium reserves from the 2003 Acquisition; there was no corresponding change in the first quarter of 2005. In the first quarter of 2005, the nonstandard auto business net insurance premiums earned dropped by 20.8%. The declines in standard auto and standard property were smaller relative to nonstandard auto.

Net underwriting income increased in the first quarter of 2005 primarily due to a 23.9 point decline in the loss ratio to 40.8% for the first quarter 2005. The driving force behind the drop in loss ratios was the continued favorable results in the personal property line where the loss ratio dropped from 46.3% for the first quarter 2004 to 21.9% for the first quarter 2005. Personal property losses from catastrophes for the first quarter 2005 were 0.2% compared to 9.9% for the first quarter 2004. Additionally, due to favorable loss development trends in personal property through March 31, 2005, reserves for incurred but not reported losses and loss adjustment expenses were reduced by $1.4 million. The standard auto loss ratio for the first quarter 2005 was 55.1% compared to 70.5% in 2004, and the nonstandard auto loss ratio of 69.4% was essentially unchanged from the same period of the prior year.

The net expense ratio was 31.5%, 22.0% and 25.3% for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004, respectively. Total underwriting, acquisition and operating expenses for the first quarter 2005 were $10.2 million compared to $6.9 million for the first quarter 2004. The underwriting, acquisition and operating expenses of the first quarter 2004 and the full year 2004 were reduced by $3.4 million and $9.5 million, respectively, for amortization of the fair value adjustment for unearned premium reserves related to the 2003 Acquisition.

Income from continuing operations before income taxes

Income from continuing operations before income taxes was $9.9 million for the first quarter 2005 compared to $5.4 million for the first quarter 2004, or an increase of 82.1%. The favorable first quarter results are consistent with historical patterns, which exhibit higher weather-related loss experience in subsequent quarters. The improvement in the first quarter 2005 was largely due to improvements in the personal property and standard auto lines, which were sufficient to offset declines in nonstandard auto. The annualized return on average equity for the Independent Agents — Personal Lines segment was 32.2% for the first quarter of 2005 compared to 18.7% for the same period in 2004.

Independent Agents — Commercial Lines

The table below summarizes our historical results of operations for the Independent Agents — Commercial Lines segment for the three month periods ending March 31, 2005 and 2004 and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

Results of Operations — Independent Agents — Commercial Lines	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
	($ in thousands)
Net premiums earned	$16,397		$12,542
Net investment income	688		541
Net realized gains (losses)	0		173
Other income	0		0

Total revenues	$17,085		$13,256

Net losses and loss adjustment expenses incurred	$10,859		$8,608
Underwriting, acquisition and operating expenses
Commissions	2,903		1,306
Other underwriting, acquisition and operating expenses	3,459		2,432

Total underwriting, acquisition and operating expenses	6,362		3,738
Interest expense	0		0

Total expenses	$17,221		$12,346

Income (loss) from continuing operations before income taxes	$(136)		$910
Income tax expense (benefit)	(48)		318

Income (loss) from continuing operations	$(88)		$592

Key Measures
Gross written premiums	$19,850		$14,137
Net written premiums	17,421		11,472

Net loss ratio	66.2%		68.6%
Net expense ratio	38.8		29.8

Net combined ratio	105.0%		98.4%

Allocated assets (1)	$159,703		$131,645
Net underwriting leverage (2)	2.2	x	2.3	x

(1)	We allocate assets to our segments through our return on average equity model. See “ — Key Financial Measures” above.
(2)	Net underwriting leverage by segment is a product of our return on average equity model based on net written premiums and allocated equity by segment.

Underwriting income

Gross written premiums in the first quarter 2005 of $19.8 million were 40.4% higher than the $14.1 million in the first quarter 2004 as discussed below. Growth occurred in this segment, extending the trend observed in the fourth quarter of 2004. Included in the first quarter 2005 was $2.0 million of new premiums associated with the Company’s new farm and ranch program. Additionally, all commercial lines of business grew following enhanced marketing emphasis with newly appointed agents.

Net written premiums of $17.4 million in the first quarter of 2005 were 51.9% higher than the $11.5 million in the first quarter of 2004. The farm and ranch program accounted for $1.8 million of the increase in written premium in the first quarter of 2005.

Net insurance premiums earned in the first quarter of 2005 were $16.4 million compared to $12.5 million in the first quarter of 2004, or an increase of 30.7%. The farm and ranch book of business was acquired effective December 31, 2004, and accounted for $1.4 million of the increase. Net insurance premiums earned will continue to increase following the increase in written premiums. Net insurance premiums earned in the first quarter of 2004 reflect amortization of the fair value adjustment of unearned premium reserves in the 2003 Acquisition of $1.7 million.

Net underwriting income for the Independent Agents — Commercial Lines segment fell in the first quarter 2005 compared to 2004 primarily due to an increase in reserves. The net combined ratio was 105.0%, 98.4% and 111.3% for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004, respectively. Unfavorable loss development in commercial casualty resulted in an increase in reserves for incurred but not reported claims and loss adjustment expenses of $2.7 million in the first quarter of 2005. Partially offsetting the deterioration in commercial casualty results was a significant improvement in loss experience in commercial property. Additionally, commercial losses from catastrophes in the first quarter of 2005 were 1.3% compared to 6.4% in the first quarter of 2004. We believe the improvement in commercial property reflects the underwriting actions taken in 2004 to improve the quality of risks insured.

The net expense ratio was 38.8%, 29.8% and 32.6% for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004, respectively. The 2004 expense ratios were also favorably impacted by the $1.7 million amortization of the fair value adjustment of the unearned premium reserves from the 2003 Acquisition.

Income (loss) from continuing operations before income taxes

Income (loss) from continuing operations before income taxes was ($0.1) million for the first quarter 2005 compared to $0.9 million for the first quarter 2004. The decline from a year earlier is essentially due to adverse loss development experience in the commercial casualty lines. Considerable improvement occurred in commercial property and commercial auto results, although this was not sufficient to offset the increase in casualty losses and reserves. The annualized return on average equity for the Independent Agents — Commercial Lines segment was (0.8%) for the first quarter of 2005 compared to 6.8% for the same period in 2004.

Program Management

The table below summarizes our historical results of operations for the Program Management segment for the three month periods ending March 31, 2005 and 2004 and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

Results of Operations — Program Management	Three Months Ended March 31, 2005		Three Months Ended March 31, 2004
	($ in thousands)
Net insurance premiums earned	$9,803		$12,504
Net investment income	524		385
Net realized gains (losses)	0		124
Other income	569		805

Total revenues	$10,896		$13,818

Net losses and loss adjustment expenses incurred	$5,649		$6,699
Underwriting, acquisition and operating expenses
Commissions	3,187		3,304
Other underwriting, acquisition and operating expenses	1,418		1,590

Total underwriting, acquisition and operating expenses	4,605		4,894
Interest expense	0		0

Total expenses	$10,254		$11,593

Income from continuing operations before income taxes	$642		$2,225
Income tax expense	225		777

Income from continuing operations	$417		$1,448

Key Measures
Gross written premiums	$29,499		$37,512
Net written premiums	12,706		12,530

Net loss ratio	57.6%		53.6%
Net expense ratio	47.0		39.1

Net combined ratio	104.6%		92.7%

Allocated assets (1)	$195,716		$170,676
Net underwriting leverage (2)	2.2	x	2.2	x

(1)	We allocate assets to our segments through our return on average equity model. See “ — Key Financial Measures” above.

(2)	Net underwriting leverage by segment is a product of our return on average equity model based on net written premiums and allocated equity by segment.

Underwriting income

Gross written premiums in the first quarter of 2005 of $29.5 million were 21.4% lower than the $37.5 million in the first quarter of 2004. The decline resulted from the termination of two programs that had combined gross written premiums of $8.4 million in 2004. Our largest MGA program generated $27.2 million in gross written premiums in the first quarter of 2005, an increase of 3.7% over the same period in 2004.

Net written premiums of $12.7 million in the first quarter of 2005 were 1.4% higher than the $12.5 million in the first quarter of 2004. The two terminated programs accounted for $5.7 million of net written premiums in 2004; however, we increased our retention in our largest MGA program in the first quarter of 2005 from 20% to 40%, and this resulted in an increase of $6.2 million in net written premiums in the first quarter of 2005.

Net insurance premiums earned in the first quarter of 2005 were $9.8 million compared to $12.5 million for the same period in 2004, a decrease of 21.6%. The reduction in net insurance premiums earned from 2004 to 2005 due to terminated programs was $6.8 million. Partially offsetting this was an increase of $3.0 million in our largest MGA program due to our increased retention. In 2004, net insurance premiums earned included $0.8 million of amortization of the fair value adjustment of the unearned premium reserve from the 2003 Acquisition.

The net loss ratio for the Program Management segment was 57.6%, 53.6% and 38.6% for the three months ended March 31, 2005 and 2004 and the year ended December 31, 2004, respectively. The increase in the loss ratio was due to reserve increases in 2005 from our largest MGA program related to several large claims that occurred in 2004.

Underwriting, acquisition and operating expenses in 2004 reflect $0.8 million of amortization of the fair value adjustment of the unearned premium reserves from the 2003 Acquisition.

Other income

Other income represents fees retained for fronting programs for MGAs. Other income declined 29.3% in the first quarter of 2005 over the same period in 2004 following the decline in volume associated with the terminated programs.

Income from continuing operations before income taxes

Income from continuing operations before income taxes was $0.6 million for the first quarter 2005 compared to $2.2 million for the first quarter 2004. The decline in income follows the decline in volume from terminated programs and increased loss experience associated with our largest MGA program. The annualized return on average equity for the Program Management segment was 5.1% for the first quarter of 2005 compared to 21.9% for the same period in 2004.

Insurance Services and Corporate

The table below summarizes our historical results of operations for the Insurance Services and Corporate segment for the three month periods ending March 31, 2005 and 2004 and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

Results of Operations — Insurance Services and Corporate	Three Months Ended March 31, 2005	Three Months Ended March 31, 2004
	($ in thousands)
Net insurance premiums earned (1)	$1,532	$870
Net investment income	148	47
Net realized income	1	15
Other income	539	401

Total revenues	$2,220	$1,333

Net losses and loss adjustment expenses incurred	$0	$0
Underwriting, acquisition and operating expenses
Commissions	0	0
Other underwriting, acquisition and operating expenses (1)	1,527	827

Total underwriting, acquisition and operating expenses	1,527	827
Interest expense	735	532

Total expenses	$2,262	$1,359

Income (loss) from continuing operations before income taxes	$(42)	$(26)
Income tax (benefit)	(15)	(9)
Equity in earnings of unconsolidated foreign insurance company, net of income tax	703	1,141

Income (loss) from continuing operations	$676	$1,124

Key Measures
Gross written premiums	$32,484	$24,951
Net written premiums (1)	$1,532	$870
Allocated assets (2)	$170,783	$178,509

(1)	The net insurance premiums earned for the Insurance Services and Corporate segment primarily represent policy fees. The fees are ceded to the sponsoring producers but the cessions are recorded in the other underwriting, acquisition and operating expenses.
(2)	Allocated assets is the difference between actual consolidated assets and the sum of the assets allocated to other segments.

Underwriting income

Gross written premiums fronted on behalf of other carriers in the first quarter of 2005 were $32.5 million compared to $25.0 million in the first quarter of 2004, or an increase of 30.2%. The increase comes primarily from one large national carrier that generated significant growth throughout 2004. This carrier produced $14.5 million in the first quarter of 2005 compared to $7.0 million for the same period in 2004. Other programs continue to grow or contract in largely offsetting amounts.

Net written premiums and net insurance premiums earned, except for policy fees, generally are not applicable to this segment since there is no retention of underwriting risk on the fronting programs. Two relatively new national carrier programs collect policy fees, which we fully cede to the carriers. We treat the policy fees as premiums and record them in our financial statements as net written premiums and net insurance premiums earned with a corresponding higher other underwriting, acquisition and operating expense. Due to growth in these programs, the net written and net insurance premiums earned related to policy fees increased 76.1% in the first quarter of 2005 over the first quarter of 2004.

Since we retain none of the risks on the business, we have no net underwriting income associated with this segment.

Other income

Other income represents fees retained for fronting programs from insurance carriers that we work with. Other income increased 34.4% in the first quarter of 2005 over the first quarter of 2004 as the result of overall increased volume.

Interest expense

Interest expense in the first quarter of 2005 was $0.7 million compared to $0.5 million in the first quarter of 2004. The increase is due to the additional interest associated with $20.0 million of senior bank debt incurred in February 2005 to pay accrued preferred dividends. See Note 5 to our unaudited consolidated financial statements as of March 31, 2005.

Loss from continuing operations before income taxes

The loss from continuing operations before income taxes was ($42,000) for the first quarter 2005 compared to ($26,000) for the first quarter 2004. The increase in revenues from higher fronting fees and higher investment results were offset by increased interest expense, thus producing a nominal change in the loss before taxes.

Equity in earnings of unconsolidated foreign insurance company

We recorded our 29.8% investment in Seguros Atlas on the equity basis of accounting. Equity in earnings of our unconsolidated foreign insurance company, net of income taxes, was $0.7 million in the first quarter of 2005 compared to $1.1 million in the first quarter of 2004.

Consolidated and Combined Results of Operations for the Year Ended December 31, 2004, the Periods August 29 to December 31, 2003, January 1 to August 28, 2003 and the Year Ended December 31, 2002

The table below summarizes our historical results of operations on a consolidated and combined basis for the year ended December 31, 2004, the periods August 29 to December 31, 2003, January 1 to August 28, 2003 and the year ended December 31, 2002, and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our audited consolidated and combined financial statements included in this prospectus and to assist the reader in gaining a better understanding of our results of operations.

Company	Subject Companies Combined
Results of Operations — Consolidated and Combined	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
($ in thousands)
Net insurance premiums earned	$233,528	$79,323	$185,981	$229,457
Net investment income	8,235	1,929	3,851	5,627
Net realized gains (losses)	1,148	1,185	2,384	(10,469)
Other income	4,506	1,414	3,916	4,329

Total revenues	$247,417	$83,851	$196,132	$228,944

Net losses and loss adjustment expenses incurred	$138,550	$46,754	$140,690	$172,171
Underwriting, acquisition and operating expenses
Commissions	40,147	11,633	38,512	47,153
Other underwriting, acquisition and operating expenses	35,660	12,365	27,097	35,895

Total underwriting, acquisition and operating expenses	75,807	23,998	65,609	83,048
Interest expense	2,159	399	0	0

Total expenses	$216,516	$71,151	$206,299	$255,219

Income (loss) from continuing operations before income taxes	$30,901	$12,700	$(10,167)	$(26,275)
Income tax expense (benefit)	12,007	4,706	(2,379)	(3,735)
Equity in earnings of unconsolidated foreign insurance company, net of income taxes	2,982	727	1,675	3,674

Income (loss) from continuing operations	21,876	8,721	(6,113)	(18,866)
Extraordinary gain	0	32,623	0	0

Net income (loss)	$21,876	$41,344	$(6,113)	$(18,866)

Key Measures
Gross written premiums	$478,054	$138,707	$343,234	$473,529
Net written premiums	243,937	81,547	193,161	257,906

Net loss ratio	59.3%	58.9%	75.6%	75.0%
Net expense ratio	32.5	30.3	35.3	36.2

Net combined ratio	91.8%	89.2%	110.9%	111.2%

Total assets	$731,617	$696,815	$720,817	$666,548
Statutory surplus	154,858	133,701	101,388	114,684
Net underwriting leverage (1)	1.6	x	2.1	x	2.1	x	2.2	x

(1)	The net underwriting leverage ratio is the ratio of annual net written premiums divided by end of year statutory surplus. The ratio for each of the 2003 periods reflected above is computed by dividing the sum of the net written premiums for the 2003 Stub Period plus the 2003 Cutoff Period by the statutory surplus as of December 31, 2003. Since the premiums for both of the 2003 periods are aggregated for this calculation, the same net underwriting leverage ratio is applicable to both of the 2003 periods.

Underwriting income

Consolidated gross written premiums of $478.1 million in 2004 were 0.8% lower than gross written premiums of $481.9 million in 2003 Total. The Independent Agents — Personal Lines segment experienced a 14.5% decline and the Program Management segment experienced a 9.2% reduction in 2004. The Insurance Services and Corporate segment experienced a 41.2% increase in gross written premiums in 2004. Gross written premiums of $481.9 million in 2003 Total were 1.8% higher than combined gross written premiums of $473.5 million in 2002. In 2003 Total compared to the year 2002, the Independent Agents — Personal Lines segment increased 9.1%, the Independent Agents — Commercial Lines segment decreased 12.7%, the Program Management segment increased 19.2% and the Insurance Services and Corporate segment decreased 20.0%.

Consolidated net written premiums of $243.9 million in 2004 were 11.2% lower than net written premiums of $274.7 million in 2003 Total. The 2004 decline was primarily the result of a 15.5% decline in the Independent Agents — Personal Lines segment, a 5.5% decline in the Independent Agents — Commercial Lines segment and a 13.2% decline in the Program Management segment. Net written premiums of $274.7 million in 2003 Total increased 6.5% over combined net written premiums of $257.9 million in 2002. The 2003 Total increase resulted from a 9.6% increase in the Independent Agents — Personal Lines segment, a 10.1% decrease in the Independent Agents — Commercial Lines segment and a 21.6% increase in the Program Management Segment.

Consolidated net insurance premiums earned of $233.5 million in 2004 were 12.0% lower than net insurance premiums earned of $265.3 million in 2003 Total. The 2004 decline was primarily the result of a 10.6% decline in the Independent Agents — Personal Lines segment, a 18.1% decline in the Independent Agents — Commercial Lines segment and a 15.3% decline in the Program Management segment. Net insurance premiums earned of $265.3 million in 2003 Total increased 15.6% from combined net insurance premiums earned of $229.5 million in 2002. The 2003 Total increase was primarily the result of a 18.1% increase in the Independent Agents — Personal Lines segment and a 37.6% increase in the Program Management segment. Net insurance premiums earned included amortization of the fair value adjustment to the unearned premium reserve from the 2003 Acquisition of $15.7 million and $7.8 million in 2004 and the 2003 Stub Period, respectively.

The consolidated net loss ratio of 59.3% in 2004 declined 11.4 points from the net loss ratio of 70.7% in 2003 Total. The 2004 net loss ratio included 3.1 points for catastrophe losses compared to 7.1 points of catastrophe losses in the 2003 Total net loss ratio. The consolidated net loss ratio in 2004 was also favorably impacted by the rate increases and coverage changes implemented in prior years in response to the mold coverage issues. The overall reduction in 2004 resulted from a 11.9 point improvement in the Independent Agents — Personal Lines segment and a 19.1 point improvement in the Program Management segment. The net loss ratio of 70.7% in 2003 Total was 4.3 points lower than the combined net loss ratio of 75.0% in 2002. The 2003 Total net loss ratio included 7.1 points of catastrophe losses compared to 4.7 points in 2002. The 2003 Total reduction resulted from an 8.4 point improvement in the Independent Agents — Personal Lines segment and a 0.4 point improvement in the Independent Agents — Commercial Lines segment partially offset by a 3.6 point deterioration in the Program Management segment.

The earned premium component of the net loss ratio includes policy fees. We include policy fees in both written and earned premiums because they are treated as taxable gross written premiums by regulatory authorities. However, because policy fees are not directly related to underwriting risks they may skew the net loss ratio. Excluding policy fees from the net loss ratio calculation may provide a more accurate presentation of net underwriting performance (see “— Insurance Services and Corporate” below). Because most policy fees are offset by higher ceding commissions, eliminating these fees from earned premiums would result in a net loss ratio for 2004, 2003 Total and 2002 of 62.7%, 73.4% and 77.9%, respectively.

The net expense ratio was 32.5% for 2004, 30.3% for the 2003 Stub Period, 35.3% for the 2003 Cutoff Period and 36.2% for 2002. The higher ratio for 2004 and the 2003 Stub Period resulted primarily from the

Program Management segment, where higher commissions were earned by the MGAs because of their higher underwriting profitability, partially offset by the expense reduction initiatives implemented in various areas of the Company. Underwriting, acquisition and operating expenses reflected amortization of the fair value adjustment for unearned premium reserves related to the 2003 Acquisition of $15.7 million and $7.8 million in 2004 and the 2003 Stub Period, respectively.

Net investment income

Net investment income increased to $8.2 million in 2004, reflecting a larger invested asset base. Our total investments as of December 31, 2004, excluding our investment in Seguros Atlas, were 10.0% higher than our total investments as of December 31, 2003, which, combined with rising market interest rates, contributed to the increased investment income. The increase in invested assets was driven by available cash generated by operations. Net investment income included certain expenses associated with operating and holding our real estate investment. We recorded costs associated with our investment in real estate as investment expenses. After the 2003 Acquisition, we reclassified our home office building as held for sale and stopped recording depreciation charges relating to the building.

Net investment yield on average invested assets for 2004, excluding our investments in Seguros Atlas and real estate, was 2.9%. Net investment yield on average invested assets for 2003 Total, excluding our investments in Seguros Atlas and real estate, was 2.4%. Net investment yield on average invested assets for 2002, excluding our investments in Seguros Atlas and real estate, was 2.6%.

Net investment income is included in the consolidated return on average equity and in the segment return on average equity computations. We allocate investment income to our segments based upon the assets and capital allocated to the segments.

Net realized gains (losses)

Net realized gains (losses) were $1.1 million in 2004, $1.2 million for the 2003 Stub Period, $2.4 million for the 2003 Cutoff Period and ($10.5) million in 2002. More than 90% of our total investments as of December 31, 2004 were bonds and short-term cash equivalents. We rebalanced our investment portfolio after the 2003 Acquisition from a broad U.S. Treasury fixed maturity-based portfolio to a portfolio that included a target mix of high quality corporate, mortgage-backed, and U.S. Treasury fixed-maturity investments. We realized capital gains in the 2003 Stub Period and in 2004 from these rebalancing efforts. Since that time, our investment strategy has included maintaining a high quality portfolio, limiting trading activity and accumulating new cash flows into short-term investments to avoid incurred losses on our fixed maturity portfolio during the anticipated increasing interest rate environment. Accordingly, fewer capital gains and losses were realized in 2004 than in prior years. The net realized gains (losses) of the 2003 Cutoff Period and in 2002 primarily resulted from the sale of equity investments and other affiliated investments under the direction of the prior ownership.

Other income

Other income primarily represents fronting fees earned by our insurance companies on policies written on behalf of MGAs in our Program Management segment and fees from the insurance carriers in our Insurance Services and Corporate segment.

Interest expense

Interest expense of $2.2 million for 2004 and $0.4 million for the 2003 Stub Period related to the two series of trust preferred securities issued in 2003 after the 2003 Acquisition. See Note 13 to our audited consolidated and combined financial statements included in this prospectus.

Income (loss) from continuing operations before income taxes and income tax expense (benefit)

Income (loss) from continuing operations before income taxes was $30.9 million for 2004, $12.7 million for the 2003 Stub Period, ($10.2) million for the 2003 Cutoff Period and ($26.3) million for 2002. As described above, the results of the pre- and post-acquisition periods are not generally comparable due to the differences between purchase GAAP and historical GAAP. Historically, our first and fourth quarters have experienced favorable operating results, while the second and third quarters have been impacted by weather-related catastrophe events. In 2004, income from continuing operations before income taxes was impacted by various factors including significant product, geographic mix, agent management and expense reduction initiatives implemented after the 2003 Acquisition, substantially higher investment income and favorable overall catastrophe experience. The 2003 Cutoff Period loss from continuing operations before tax was primarily related to reserve development for prior periods and changes in the estimated collectibility of certain receivables. In 2002, the loss from continuing operations before tax was primarily related to losses associated with mold claims.

We pay federal income tax at a 35% effective rate. Pursuant to our tax allocation agreement, which encompasses all of our subsidiaries and controlled affiliates, except our controlled affiliate Southern County Mutual Insurance Company, the consolidated tax is allocated to each company based upon the specific company’s taxable income. At the time of the 2003 Acquisition, $30.0 million of pre-acquisition net operating loss carryforwards were allocated to our companies. Utilization of the pre-acquisition net operating loss carryforwards is limited by the Internal Revenue Code and the regulations thereunder. Since we believe that we will ultimately be able to utilize all of our net operating loss carryforwards, we record a deferred tax asset for the unused portion of our net operating loss carryforwards.

Equity in earnings of unconsolidated foreign insurance company, net of income taxes

We record our 29.8% investment in Seguros Atlas on the equity basis of accounting. Equity in earnings of our unconsolidated foreign insurance company, net of income taxes includes our share of the income of Seguros Atlas of $3.0 million in 2004, $0.7 million in the Stub Period, $1.7 million in the 2003 Cutoff Period and $3.7 million in 2002.

Income from continuing operations

Our consolidated return on average equity for 2004 was 13.8%. Income from continuing operations and return on average equity increased significantly in 2004 primarily from improved underwriting results, increased investment income on our growing investment portfolio and higher fronting fees.

Extraordinary gain

The $32.6 million extraordinary gain in the 2003 Stub Period resulted from the application of SFAS No. 141 Business Combinations to the negative goodwill resulting from the 2003 Acquisition. The negative goodwill was the excess of estimated fair value of net assets acquired in the 2003 Acquisition over the purchase price paid after reduction for acquisition costs. See Note 2 to our audited consolidated and combined financial statements included in this prospectus.

Segment Results of Operations

Independent Agents — Personal Lines

In 2004, the Independent Agents — Personal Lines segment accounted for 27.8% of our gross written premiums, 53.3% of our net insurance premiums earned and $12.1 million of our $21.9 million of consolidated net income. Gross written premiums for the segment were approximately evenly split between personal property and personal auto lines of business. Of our personal auto gross written premiums for 2004, 42.7% was from nonstandard auto products.

The table below summarizes our historical results of operations for the Independent Agents — Personal Lines segment and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

	Company				Subject Companies Combined
Results of Operations — Independent Agents — Personal Lines	Year Ended December 31, 2004		Period August 29, 2003 to December 31, 2003		Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
			($ in thousands)
Net insurance premiums earned	$124,484		$44,155		$95,048	$117,858
Net investment income	3,809		960		1,916	2,801
Net realized gains (losses)	543		590		1,187	(5,212)
Other income	0		0		0	0

Total revenues	$128,836		$45,705		$98,151	$115,447

Net losses and loss adjustment expenses incurred	$77,496		$25,160		$78,119	$97,325
Underwriting, acquisition and operating expenses
Commissions	15,631		4,487		16,193	19,992
Other underwriting, acquisition and operating expenses	15,874		7,031		12,704	16,094

Total underwriting, acquisition and operating expenses	31,505		11,518		28,897	36,086
Interest expense	0		0		0	0

Total expenses	$109,001		$36,678		$107,016	$133,411

Income from continuing operations before income taxes	$19,835		$9,027		$(8,865)	$(17,964)
Income taxes expense (benefit)	7,707		3,345		(2,075)	(2,554)

Income (loss) from continuing operations	$12,128		$5,682		$(6,790)	$(15,410)

Key Measures
Gross written premiums	$132,873		$47,070		$108,299	$142,465
Net written premiums	125,928		46,508		102,444	135,904

Net loss ratio	62.3%		57.0%		82.2%	82.6%
Net expense ratio	25.3		26.1		30.4	30.6

Net combined ratio	87.6%		83.1%		112.6%	113.2%

Allocated assets (1)	$214,454		$213,554		n/a	n/a
Net underwriting leverage (2)	2.3	x	2.3	x	n/a	n/a

(1)	We allocate assets to our segments through our return on average equity model. See “ — Key Financial Measures” above.

(2)	Net underwriting leverage by segment is a product of our return on average equity model based on net written premiums and allocated equity by segment.

Underwriting income

Gross written premiums of $132.9 million in 2004 were 14.5% lower than the $155.4 million in 2003 Total. The decline primarily resulted from the implementation of a homeowners premium rate rollback mandated by the Texas Department of Insurance of 7% in 2003, an additional 14% in 2004 and certain geographic and agency management actions. The impact of the rate rollbacks on net insurance premiums earned was accrued in 2003 and 2004. Personal property gross written premiums declined 14.9% in 2004 due to the Texas homeowners rate rollback, exposure reductions in higher catastrophe prone areas and the termination of certain historically unprofitable independent agent relationships. These reductions were partially offset by additional premiums from newly appointed agents in target growth areas of Texas and Louisiana. Personal auto gross written premiums declined 14.3% in 2004 primarily from our reduced emphasis on personal auto business due to increased competition.

Gross written premiums of $155.4 million in 2003 Total were 9.1% higher than the $142.5 million in 2002 due to growth in both policies written and rates for personal property coverage. Personal property gross written premiums increased 14.0% in 2003 Total, primarily in the Texas markets in response to larger carriers who had limited writing of new exposures or had partially withdrawn from the state after the mold coverage issues in 2001 and 2002. Personal auto gross written premiums grew 4.5% in 2003 Total primarily from increased rates.

Net written premiums of $125.9 million in 2004 declined 15.5% from the $149.0 million net written premiums in 2003 Total. Personal property and personal auto 2004 net written premiums were lower by 16.6% and 14.4%, respectively, generally for the reasons described above for gross written premiums. Net written premiums for this segment in 2003 Total were 9.6% higher than in 2002, resulting from a 15.5% increase in personal property premiums and a 4.6% increase in personal auto premiums, following the pattern described above for gross written premiums.

Net insurance premiums earned of $124.5 million in 2004 declined 10.6% from the $139.2 million in 2003 Total. The 2004 decline in earned premiums was less than the decline in written premiums since the impact of the higher 2003 Total written premiums was still being earned over the applicable policy periods in 2004. Net insurance premiums earned of $139.2 million in 2003 Total was 18.1% higher than the $117.9 million in 2002 primarily because of the higher rates and increased exposure written in 2002 and late 2001 flowing into earned premiums during the policy periods in 2003. Net insurance premiums earned for this segment included amortization of the fair value adjustment of the unearned premium reserve of $9.5 million and $5.1 million in 2004 and the 2003 Stub Period, respectively.

Underwriting income increased significantly in 2004 for our Independent Agents — Personal Lines business. This was due in part to a 11.9 point reduction in the net loss ratio from 74.2% in 2003 Total to 62.3% in 2004 driven by the continued strength in personal property market conditions and other factors. Both personal property and personal auto underwriting results were also positively impacted in 2004 by various agency management actions, including the appointment of new agents and the termination of historically unprofitable agents, changes in the geographic mix and expense reduction initiatives. The net loss ratio improved 8.4 points from 82.6% in 2002 to 74.2% in 2003 Total. Personal property lines accounted for most of the 2003 Total improvement, as the substantial losses from the mold coverage issues were mitigated through changes in policy forms and rates.

Underwriting income for this segment was also favorably impacted by the comparatively fewer catastrophic events in 2004. Catastrophe losses over the past five years on average accounted for 8.9 points of the loss ratio for this segment, and accounted for 10.0 points of the 2003 Total net loss ratio, but were only 4.5 points of the 2004 personal lines net loss ratio. Historically, our second and third quarters are most heavily impacted by weather-related catastrophes. The contribution of catastrophes to the second quarter net loss ratios over the past five years was on average 11.3 points while the contribution of catastrophes to the other three quarters was on average only 3.6 points. The third quarter net loss ratio over the past five years on average included 8.3 points for catastrophe events and is the quarter most exposed to hurricane events. We also saw significant improvement in personal auto with an approximate ten percentage point decrease in the net loss ratio for both standard and nonstandard auto lines.

Underwriting, acquisition and operating expenses for 2004 and the 2003 Stub Period included amortization of the fair value adjustment of unearned premium reserves in the 2003 Acquisition of $9.5 million and $5.1 million, respectively.

The comparison of net loss ratios between 2004 and 2003 Total was also influenced by the increase in reserves for incurred but not reported losses and loss adjustment expenses of $7.6 million in 2003. These increases included $5.9 million for auto liability lines and $1.7 million for increased estimates associated with mold losses. Due in part to favorable loss development trends in both personal property and personal auto lines in 2004, reserves for incurred but not reported losses and loss adjustment expenses were reduced by $2.6 million.

Income (loss) from continuing operations before income taxes

Income (loss) from continuing operations before income taxes was $19.8 million in 2004, $9.0 million for the 2003 Stub Period, ($8.9) million for the 2003 Cutoff Period and ($18.0) million in 2002. As described above, the pre- and post-acquisition periods are not comparable due to the differences in purchase GAAP compared to historical GAAP. Higher net income for 2004 resulted from increases in both the personal property and the personal auto lines of business and produced a return on average equity of 15.3% in our return on average equity model. The $9.0 million net income for the 2003 Stub Period reflects historically low-catastrophe months of the fourth quarter. The net loss for the 2003 Cutoff Period primarily resulted from reserve development for prior periods. The net loss for 2002 resulted primarily from personal property mold-related claims and allocated capital losses.

Independent Agents — Commercial Lines

The Independent Agents — Commercial Lines segment accounted for 14.7% of our gross written premiums, 22.1% of our net insurance premiums earned and contributed ($1.9) million net loss to the consolidated net income of $21.9 million in 2004. To better monitor our commercial book, we divide the premiums in this segment into five general subgroups, based upon lines of business with similar risk characteristics: commercial property (25.9% of 2004 gross written premiums in this segment), commercial auto (22.3% of 2004 gross written premiums), commercial casualty (28.9% of 2004 gross written premiums), workers’ compensation (17.7% of 2004 gross written premiums) and farm and ranch (5.2% of 2004 gross written premiums). The property portion of our package policies accounted for 84.1% of the property subgroup and monoline property risks accounted for the remaining. The casualty portion of our package policies accounted for 78.4% of the casualty subgroup and umbrella and monoline casualty risks accounted for the remaining. The farm and ranch book includes property, casualty and inland marine risks associated with rural farm and ranch owners. We provide package, auto and umbrella coverages for specific policyholders with or without workers’ compensation.

The table below summarizes our historical results of operations for the Independent Agents—Commercial Lines segment and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

	Company				Subject Companies Combined
Results of Operations — Independent Agents — Commercial Lines	Year Ended December 31, 2004		Period August 29, 2003 to December 31, 2003		Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
			($ in thousands)
Net premiums earned	$51,666		$19,327		$43,787	$65,481
Net investment income	2,435		542		1,082	1,581
Net realized gains (losses)	347		333		670	(2,942)
Other income	0		0		0	0

Total revenues	$54,448		$20,202		$45,539	$64,120

Net losses and loss adjustment expenses incurred	$40,685		$12,756		$35,611	$50,431
Underwriting, acquisition and operating expenses
Commissions	6,237		2,086		7,042	11,052
Other underwriting, acquisition and operating expenses	10,584		3,224		8,553	12,109

Total underwriting, acquisition and operating expenses	16,821		5,310		15,595	23,161
Interest expense	0		0		0	0

Total expenses	$57,506		$18,066		$51,206	$73,592

Income (loss) from continuing operations before income taxes	$(3,058)		$2,136		$(5,667)	$(9,472)
Income tax expense (benefit)	(1,188)		791		(1,326)	(1,346)

Income (loss) from continuing operations	$(1,870)		$1,345		$(4,341)	$(8,126)

Key Measures
Gross written premiums	$70,478		$22,120		$49,499	$82,009
Net written premiums	59,636		21,274		41,858	70,252

Net loss ratio	78.7%		66.0%		81.3%	77.0%
Net expense ratio	32.6		27.5		35.6	35.4

Net combined ratio	111.3%		93.5%		116.9%	112.4%

Allocated assets (1)	$139,189		$130,292		n/a	n/a
Net underwriting leverage (2)	2.3	x	2.3	x	n/a	n/a

(1)	We allocate assets to our segments through our return on average equity model. See “ — Key Financial Measures” above.

(2)	Net underwriting leverage by segment is a product of our return on average equity model based on net written premiums and allocated equity by segment.

Underwriting income

Gross written premiums of $70.5 million in 2004 were 1.6% lower than the $71.6 million in 2003 Total. Although premium writings continued to decrease through the first nine months of 2004 as a result of the continued execution of initiatives undertaken in 2003 (described below), this trend reversed in the fourth quarter of the year due to new business written through newly appointed agents and the assumption of a book of farm and ranch business that expanded our rural market focus.

Gross written premiums of $71.6 million in 2003 Total were 12.7% lower than gross written premiums of $82.0 million in 2002. Much of the 2003 Total decrease was the net result of various efforts to improve the performance of the book, including:

•	a phase out of certain historically unprofitable classes of business (including habitational and multi-tenant coverages and general contractors);

•	agency management actions, which included the termination of certain unprofitable relationships and appointment of various new agents with whom our current management team had favorable prior experience;

•	changes in geographic mix of business away from areas more heavily prone to weather catastrophes;

•	a cessation of the writing of workers’ compensation in Oklahoma; and

•	development of, and clearer communication to agents about, our defined target markets and target risks.

Net written premiums of $59.6 million in 2004 were 5.5% lower than 2003 Total. Net written premiums of $63.1 million in 2003 Total were 10.1% lower than the net written premiums of $70.3 million in 2002. Changes in excess per risk reinsurance programs and pricing accounted for most of the differences between the percentage changes in gross written premiums and the percentage changes in net written premiums between the two years.

Net insurance premiums earned of $51.7 million in 2004 were 18.1% less than the $63.1 million of 2003 Total primarily due to the impact of the 2003 and 2004 changes described above for gross written premiums. None of the assumed farm and ranch book of business impacted the 2004 earnings since we acquired the book at the end of the year. Net insurance premiums earned of $63.1 million in 2003 Total were 3.6% less than the $65.5 million in 2002 primarily because the earned impact of the 2003 changes noted above were not fully experienced until 2004. Net insurance premiums earned for this segment included amortization of the fair value adjustment of the unearned premium reserve of $4.5 million and $2.5 million in 2004 and the 2003 Stub Period, respectively.

Underwriting income decreased in 2004 for our Independent Agents — Commercial Lines business. The net loss ratio was 78.7% for 2004, 66.0% for the 2003 Stub Period, 81.3% for the 2003 Cutoff Period and 77.0% for 2002. A comparison of the net loss ratios between the periods is also influenced by increases in reserves for incurred but not reported losses and loss adjustment expenses of $9.9 million in 2002 and $7.5 million in 2003 Total primarily related to changes in estimates on workers’ compensation reserves, mold-related reserves and commercial casualty loss adjustment expenses reserves. We increased commercial lines reserves for incurred but not reported losses and loss adjustment expenses in 2004 by $2.0 million primarily for the casualty and auto bodily injury lines to address runoff of the classes of business that we phased out in late 2003 and 2004.

Underwriting income for this segment was also favorably impacted by comparatively fewer catastrophes in 2004. Catastrophe losses have historically accounted on average for 5.6 points of the loss ratio for this segment over the past five years and contributed 7.8 points of the 2003 Total net loss ratio, compared to 3.0 points of the 2004 net loss ratio. Historically, our second and third quarters are most heavily impacted by weather-related catastrophes. The contribution of catastrophes to the second quarter net loss ratios over the past five years was on average 11.3 points while the contribution of catastrophes to the other three quarters was on average only 3.6 points. The third quarter net loss ratio over the past five years on average included 8.3 points for catastrophe events and is the quarter most exposed to hurricane events.

Underwriting, acquisition and operating expenses for 2004 and the 2003 Stub Period included amortization of the adjustment for the fair value of unearned premium reserves in the 2003 Acquisition of $4.5 million and $2.5 million, respectively.

Various underwriting, acquisition and operating expense reduction initiatives were also implemented after the 2003 Acquisition to improve the workflows and operational efficiencies of the Independent Agents — Commercial Lines segment. These include implementing an electronic imaging system for files and workflows to replace the former paper-laden process, a new rating and processing system and a new billing system.

Income (loss) from continuing operations before income taxes

Income (loss) from continuing operations before income taxes was ($3.1) million for 2004, $2.1 million for the 2003 Stub Period, ($5.7) million for the 2003 Cutoff Period and ($9.5) million for 2002. As described above, the pre-acquisition losses included significant increases in reserves for losses and loss adjustment expenses. The loss in 2004 was heavily impacted by the prior decisions to phase out certain classes of business and the agency management actions taken in 2003 and early 2004.

Program Management

The Program Management segment accounted for 32.2% of our gross written premiums and 22.5% of our net insurance premiums earned, and contributed $7.4 million of our consolidated net income of $21.9 million, in 2004. We retain all or a portion of the underwriting risks written through our unaffiliated MGAs and we receive a fronting fee for writing the business.

The table below summarizes our historical results of operations for the Program Management segment and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations. The table includes information for our unaffiliated MGAs and for the runoff of terminated unaffiliated MGAs. See “— Underwriting income” below.

	Company				Subject Companies Combined
Results of Operations — Program Management	Year Ended December 31, 2004		Period August 29, 2003 to December 31, 2003		Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	($ in thousands)
Net insurance premiums earned	$52,554		$15,256		$46,811	$45,100
Net investment income	1,664		407		813	1,187
Net realized gains (losses)	237		250		503	(2,209)
Other income	2,530		916		2,806	2,420

Total revenues	$56,985		$16,829		$50,933	$46,498

Net losses and loss adjustment expenses incurred	$20,274		$8,838		$26,960	$24,409
Underwriting, acquisition and operating expenses
Commissions	18,279		5,060		15,277	16,109
Other underwriting, acquisition and operating expenses	6,341		395		5,326	5,790

Total underwriting, acquisition and operating expenses	24,620		5,455		20,603	21,899
Interest expense	0		0		0	0

Total expenses	$44,894		$14,293		$47,563	$46,308

Income from continuing operations before income taxes	$12,091		$2,536		$3,370	$190
Income tax expense	4,698		940		789	27

Income from continuing operations	$7,393		$1,596		$2,581	$163

Key Measures
Gross written premiums	$153,896		$40,653		$128,769	$142,107
Net written premiums	53,546		13,181		48,523	50,733

Net loss ratio	38.6%		57.9%		57.6%	54.1%
Net expense ratio	46.8		35.8		44.0	48.6

Net combined ratio	85.4%		93.7%		101.6%	102.7%

Allocated assets (1)	$184,181		$178,934		n/a	n/a
Net underwriting leverage (2)	2.2	x	2.2	x	n/a	n/a

(1)	We allocate assets to our segments through our return on average equity model. See “ — Key Financial Measures” above.

(2)	Net underwriting leverage by segment is a product of our return on average equity model based on net written premiums and allocated equity by segment.

Underwriting income

Gross written premiums of $153.9 million in 2004 were 9.2% lower than the $169.4 million in 2003 Total. We subject our unaffiliated MGAs to frequent reviews and terminate those programs that have changed risk selection, target markets or claims handling processes or fail to generate adequate returns on allocated capital. The decrease in 2004 was primarily due to the termination of two MGA programs that no longer met our financial criteria (a short-term nonstandard personal auto program that had gross written premiums of $21.8 million in 2003 Total and a commercial auto program that had gross written premiums of $6.7 million in 2003 Total). Partially offsetting these reductions in 2004 was an 8.7% increase in the gross written premiums in our largest MGA program in 2004 to $118.5 million. In 2004, commercial auto and commercial casualty accounted for two-thirds and one-fourth of our largest MGA’s gross written premiums, respectively. Gross written premiums of $169.4 million in 2003 Total were 19.2% higher than gross written premiums of $142.1 million in 2002. In 2003 Total, our largest MGA increased its gross written premiums by 19.3% over 2002.

Overall net written premiums declined 13.2% and net insurance premiums earned declined 15.3% for this segment in 2004. The decrease in the net written premiums was partially mitigated by our increased net retention in our largest MGA program in 2004. In that MGA program, net written premiums increased 70.3% and net insurance premiums earned increased 41.3% during 2004. In our Program Management segment, we periodically adjust our net retentions based upon available capital, program profitability and other considerations. We have increased our net retention in our largest MGA program from 20% in 2004 to 40% in 2005. For the segment, net written premiums increased 21.6% and net insurance premiums earned increased 37.6% in 2003 Total over 2002 following the pattern of our largest MGA, which had an increase in net written premiums of 20.1% and an increase in net insurance premiums earned of 28.8% in 2003 Total over 2002.

The net loss ratio was 38.6% in 2004, 57.7% in 2003 Total and 54.1% in 2002. A comparison of the net loss ratios between the periods is also influenced by increases in reserves for losses and loss adjustment expenses of $5.6 million in 2002 and $9.3 million in the 2003 Cutoff Period. These increases were primarily associated with a nonstandard auto program and a commercial auto program, which were terminated in 2004. We decreased net reserves for losses and loss adjustment expenses in 2004 by $3.1 million primarily because of the two terminated MGA programs. Net underwriting income increased substantially from 2003 Total to 2004 as the losses associated with the two terminated programs phased out.

Generally, our MGA agreements provide a sliding scale commission based upon the profitability of the business produced. Accordingly, as the loss ratio declines, the expense ratio will generally increase due to the higher sliding scale commissions. This is reflected in the increased expense ratio for 2004 as compared to the prior periods.

Net insurance premiums earned and underwriting, acquisition and operating expenses included amortization of the fair value adjustment for the unearned premium reserve in the 2003 Acquisition in the amounts of $1.6 million and $0.2 million for 2004 and the 2003 Stub Period, respectively.

Other income

Other income primarily represents fees retained for fronting programs for MGAs. This is net of our expenses associated with producing the business. Other income declined 32.0% in 2004 over 2003 Total after increasing 53.8% in 2003 Total over 2002. The increase and subsequent decline were primarily related to the volume associated with the two MGA programs that were terminated in 2004.

Income (loss) from continuing operations before income taxes

Income from continuing operations before income taxes was $12.1 million for 2004, $2.5 million in the 2003 Stub Period, $3.4 million in the 2003 Cutoff Period and $0.2 million for 2002. Our largest MGA has historically contributed the greatest profit for this segment. With the termination of two unprofitable MGAs, the net income for this segment increased in 2004.

Insurance Services and Corporate

The Insurance Services and Corporate segment accounted for 25.3% of our gross written premiums and contributed $4.2 million net income, including the equity in the earnings of Seguros Atlas, to the consolidated net income of $21.9 million in 2004. The gross written premiums in this segment are fronted by our companies on behalf of other carriers who wish to access markets through our unique combination of licenses and charters. We retain a fronting fee on these premiums and cede all of the risk to the sponsoring insurance carrier. Although 100% of the risks are ceded, certain policy fees are recorded as net insurance premiums earned and are subsequently returned to the producers and reflected in higher other underwriting, acquisition and operating expenses. In addition, the unallocated holding company overhead and expenses, all of our interest expense on our senior secured credit facility and our trust preferred securities and the equity in our share of the earnings of Seguros Atlas are accounted for in this segment. Because all of the business we conduct in this segment is fee-based, net loss ratio, net expense ratio, net combined ratio and net underwriting leverage ratio are not relevant measures for this segment.

The table below summarizes our historical results of operations for the Insurance Services and Corporate segment and illustrates certain operating results and key measures we use in monitoring and evaluating our operations. The information is intended to summarize and supplement information contained in our consolidated and combined financial statements and to assist the reader in gaining a better understanding of our results of operations.

	Company		Subject Companies Combined
Results of Operations — Insurance Services and Corporate	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
		($ in thousands)
Net insurance premiums earned (1)	$4,824	$585	$335	$1,018
Net investment income	327	20	40	58
Net realized income	21	12	24	(106)
Other income	1,976	498	1,110	1,909

Total revenues	$7,148	$1,115	$1,509	$2,879

Net losses and loss adjustment expenses incurred	$95	$0	$0	$6
Underwriting, acquisition and operating expenses
Commissions	0	0	0	0
Other underwriting, acquisition and operating expenses (1)	2,861	1,715	514	1,902

Total underwriting, acquisition and operating expenses	2,861	1,715	514	1,902
Interest expense	2,159	399	0	0

Total expenses	$5,115	$2,114	$514	$1,908

Income (loss) from continuing operations before income taxes	$2,033	$(999)	$995	$971
Income tax expense (benefit)	790	(370)	233	138
Equity in earnings of unconsolidated foreign insurance company, net of income taxes	2,982	727	1,675	3,674

Income from continuing operations	$4,225	$98	$2,437	$4,507

Key Measures
Gross written premiums	$120,807	$28,864	$56,667	$106,948
Net written premiums (1)	4,827	584	336	1,017
Allocated assets (2)	193,793	174,035	n/a	n/a

(1)	The net insurance premiums earned for the Insurance Services and Corporate segment primarily represent policy fees. The fees are ceded to the sponsoring producers but the cessions are recorded in the other underwriting, acquisition and operating expenses.

(2)	Allocated assets is the difference between actual consolidated assets and the sum of the assets allocated to other segments.

Gross written premiums fronted on behalf of other carriers increased 41.2% in 2004 primarily due to the expansion of two new fronting programs with large national carriers for nonstandard auto in Texas. These programs started towards the end of 2003 and accounted for $56.5 million of gross written premiums in 2004. Other active accounts have grown in sufficient volume to offset declines in several older programs that continue to be phased out. Gross written premiums of $85.5 million in 2003 Total were 20.0% less than gross written premiums of $106.9 million in 2002 primarily as the result of one large national carrier that phased out a $10.0 million program and two regional carriers that phased out nonstandard auto programs totaling $12.0 million.

Net written premiums and net insurance premiums earned, except for policy fees, generally are not applicable to this segment since there is no retention of underwriting risk on fronting programs. The two new national carrier programs also collect policy fees, which we fully cede to the carriers. We treat the policy fees as premiums and record them in our financial statements as net written premiums and net insurance premiums earned with a corresponding higher other underwriting, acquisition and operating expense. The policy fees have no net effect on our financial statements. Since we retain none of the underwriting risks on the business, we have no net underwriting income associated with this segment.

Other income

Other income primarily represents fees retained for fronting programs from insurance carriers with which we work. This is net of our expenses associated with producing the business. Other income increased 22.9% in 2004 over 2003 Total primarily due to the growth associated with the two new fronting programs described above. Other income declined 15.8% in 2003 Total compared to 2002 due to declines in several older programs that were placed in runoff.

Interest expense

Interest expense of $2.2 million for 2004 and $0.4 million for the 2003 Stub Period related to the two trust preferred securities issued in 2003 after the 2003 Acquisition. See Note 13 to our audited consolidated and combined financial statements included in this prospectus.

Income (loss) from continuing operations before income taxes

Income (loss) from continuing operations before income taxes was $2.0 million in 2004, ($1.0) million for the 2003 Stub Period and $1.0 million for each of the 2003 Cutoff Period and 2002. Income from fronting fees and the equity in the earnings of Seguros Atlas largely offset the interest expense of the corporate debt and holding company expenses.

Equity in earnings of unconsolidated foreign insurance company, net of income taxes

We record our 29.8% investment in Seguros Atlas on the equity basis of accounting. Equity in earnings of our unconsolidated foreign insurance company, net of income taxes includes our share of the income of Seguros Atlas of $3.0 million in 2004, $0.7 million in the 2003 Stub Period, $1.7 million in the 2003 Cutoff Period and $3.7 million in 2002.

Liquidity and Capital Resources

Sources and uses of funds

Republic Companies Group, Inc. operates as a holding company with no business operations of its own. Consequently, our ability to pay dividends to stockholders, meet debt payment obligations and pay taxes and administrative expenses is largely dependent on dividends or other distributions from our subsidiaries and affiliates.

Generally, there are no restrictions on the payment of dividends by our non-insurance company subsidiaries and affiliates Republic Home Protectors, Inc., Republic Group No. Two Company and Eagle General Agency, Inc. other than state corporate laws regarding solvency and those imposed pursuant to the terms of our senior secured credit facility. See “Dividend Policy” above. As a result, our non-insurance company subsidiaries and affiliates generate revenues, profits and net cash flows that are generally unrestricted as to their availability for the payment of dividends, and we expect to use those revenues to service our corporate financial obligations, such as debt service and stockholder dividends. For the year ended December 31, 2004, our non-insurance company subsidiaries and affiliates produced cash flow available for dividends to our holding company of $5.0 million. As of December 31, 2004, we had $6.1 million of cash and invested assets at our holding company and our non-insurance company subsidiaries and affiliates.

Our insurance company subsidiaries are restricted by statute as to the amount of dividends that they may pay without the prior approval of their domiciliary state insurance departments. Generally, Texas-domiciled insurers may pay dividends without advance regulatory approval only from unassigned surplus and only to the extent that all dividends paid in the twelve months ending on the date in question do not exceed the greater of (1) 10% of their policyholders’ surplus as of December 31 of the preceding year or (2) 100% of their net income for the calendar year preceding the year in which the value is being determined and subject to available earned surplus, as defined by the domiciliary state insurance department. In addition, insurance companies are required by law to maintain a minimum level of surplus on a statutory basis. Statutory surplus is calculated by subtracting total liabilities from total admitted assets computed under accounting principles prescribed or permitted by the insurer’s state of domicile. As of January 1, 2005, the maximum dividend that Republic Underwriters Insurance Company could pay without prior approval was $21.4 million.

The National Association of Insurance Commissioners, or NAIC, has a risk-based capital standard designed to identify property and casualty insurers that may be inadequately capitalized based on inherent risks of the insurer’s assets and liabilities and its mix of net written premiums. Insurers falling below a calculated threshold may be subject to varying degrees of regulatory action. As of December 31, 2004, the statutory surplus of our insurance subsidiaries and affiliates was collectively $115.8 million in excess of the prescribed risk-based capital requirements that correspond to any level that would trigger regulatory action.

Our operating subsidiaries’ primary sources of funds are net premiums received, commission and fronting fee income, net investment income and the proceeds from the sale and maturity of investments. We use these funds to pay claims and operating expenses, purchase investments and pay dividends to our holding company. Our assets and ongoing cash inflows are invested in a manner to provide an appropriate matching between asset liquidity and liability payments. Due to the short-tailed nature of our insurance policies, more than 90% of claims are paid within four years. To help satisfy claim payments and protect against cash outflow uncertainties, the average duration of our bond portfolio is less than four years (at December 31, 2004 the average duration was 3.0 years and at March 31, 2005 the average duration was 3.1 years). During the catastrophe-prone second quarter, we generally maintain higher levels of cash in anticipation of satisfying cash outflows to pay claims from catastrophic events. Our investment portfolio is structured in a manner to yield substantial cash flows within relatively short periods. As of December 31, 2004, our investment portfolio would produce cash inflows from interest and principal repayments of $60.6 million in 2005 and $48.7 million in 2006. As of December 31, 2004 and March 31, 2005, we held cash and short-term investments of $39.4 million and $29.9 million, respectively. This focus on liquidity helps protect us from unanticipated capital gains or losses on the sale of investments to meet liquidity needs.

Consolidated net cash provided by operating activities was $34.3 million, net cash used by investing activities was ($32.7) million and net cash provided by financing activities was $1.2 million for the year ended December 31, 2004.

We plan to apply a portion of the proceeds of this offering towards the redemption of a portion of our Series A preferred stock. We expect that we will retain the net proceeds of this offering in excess of $85.5 million (plus any proceeds from the exercise of the underwriters’ over-allotment option) to be used for general corporate purposes, which may include (1) market penetration initiatives, (2) product offering enhancements, (3) the expansion of our distribution relationships and/or (4) opportunistic acquisitions. Given our historical cash flow, we believe that cash flow from operating activities will provide sufficient liquidity for our operations, including satisfying debt service obligations, supporting our holding company operations, paying other operating expenses and paying dividends to our stockholders, for the year following this offering. Although we anticipate that we will be able to meet our cash requirements, we can give no assurance in this regard.

Capital resources

Trust preferred securities. In September and October 2003, we, through our trust subsidiaries, RIG Capital Trust I and RIG Capital Statutory Trust II, issued an aggregate of $30.0 million of trust preferred securities with stated maturities of 30 years in two private offerings. We have the option to call the securities at par beginning five years from the date of issuance. The interest rate on the first $10.0 million of trust preferred securities is adjusted quarterly to the three-month London Interbank Offered Rate (LIBOR) plus 4.0%. If these trust preferred securities are redeemed prior to the first call date of September 30, 2008, the holders will be paid the principal plus a premium of 7.5% in addition to the accrued interest. The interest rate on the remaining $20.0 million of trust preferred securities is 7.7% during the no call period of five years, after which the interest rate will be adjusted quarterly to the three-month LIBOR rate plus 3.85%.

Under the terms of both series of the trust preferred securities, an event of default will occur upon our:

•	non-payment of interest on the trust preferred securities, unless such non-payment is due to a valid extension of an interest payment period;

•	non-payment of all or any part of the principal of the trust preferred securities;

•	failure to comply with the covenants or other provisions of the trust preferred securities; or

•	bankruptcy or liquidation or that of either of the financing trusts through which the trust preferred securities were issued.

Each of the trusts is a statutory business trust organized for the sole purpose of issuing trust securities and investing the proceeds in our junior subordinated notes. The trust preferred securities of each trust represent preferred beneficial interests in the assets of the respective trusts and are subject to mandatory redemption upon payment of the junior subordinated notes held by the trust. We own all of the common securities of each trust. Each trust’s ability to pay amounts due on the trust preferred securities is solely dependent upon our making payment on the related junior subordinated notes. The notes, which are the only assets of each trust, are subordinate and junior in right of payment to all of our present and future senior indebtedness. We have fully and unconditionally guaranteed each trust’s obligations under the trust preferred securities issued by each respective trust. If an event of default under the terms of our trust preferred securities occurs, continues beyond any applicable grace period, and is not waived by the holders of at least a majority in liquidation amount of the trust preferred securities, the entire principal and the interest accrued thereon may be declared to be due and payable immediately.

Credit facility. Our subsidiary, Republic Companies, Inc., entered into a senior secured credit facility on February 23, 2005 with Frost National Bank, N.A. The credit facility is backed by our unconditional guarantee of our subsidiary’s payment and performance. The credit facility consists of a five-year term loan in the amount of $20.0 million. We used all of the proceeds of the term loan to fund a dividend to our preferred stockholders. Interest under the credit facility will equal, at our option, either (1) one-, three- or six-month LIBOR plus 2.0% or (2) the higher of the prime rate or the federal funds overnight rate plus 0.5%. Our obligations under the credit facility are secured by a security interest in all of the issued and outstanding capital stock of our subsidiaries Eagle General Agency, Inc., Republic Group No. Two Company and Republic Underwriters Insurance Company. In addition, the credit facility is secured by our shares of common stock and preferred stock of Republic Home Protectors, Inc. Under the terms of the credit facility, an event of default will occur, among other things, upon:

•	our non-payment of any part of the principal or interest owing under the loan or other debt in excess of $2.5 million;

•	our failure to comply with certain covenants set forth in the senior secured credit facility including:

•	reducing our consolidated net worth below $125 million at any time;

•	reducing the total adjusted capital of our subsidiary Republic Underwriters Insurance Company below the greater of $125 million and 250% of risk-based capital at any quarter end;

•	incurring additional debt or liens (except for certain permitted debts and permitted liens);

•	selling or pledging the stock of subsidiaries;

•	acquiring or disposing of assets (except for certain permitted transactions);

•	merging with other companies;

•	paying dividends (unless, both prior to and after giving effect to the dividend, we and our subsidiaries are in compliance with all of the financial covenants under the credit facility and we provide advance written notice to the lenders); and

•	other general covenants;

•	our bankruptcy or insolvency;

•	our becoming subject to intervention by state or federal insurance regulators;

•	our becoming subject to a judgment in excess of $2.5 million;

•	our change of control, defined as the replacement of the majority of our board or equivalent governing body during any 12 month period with individuals other than those members serving on our board at the beginning of such period or successors to those board members who are elected or nominated by a board, the majority of which is composed of those initial board members;

•	any governmental authority allegation of or commencement of any action for any securities laws violation that could reasonably be expected to result in a material adverse change; or

•	the occurrence of a material weakness in or fraud in our “disclosure controls and procedures” or “internal controls over financial reporting” as described in Rule 13a-15 or Rule 15d-15 under the Securities Exchange Act of 1934 (the “Exchange Act”) that could be expected to result in a material adverse change.

If an event of default under the terms of our senior secured credit facility occurs, continues beyond any applicable grace period and is not waived by the lender, the entire principal and the interest accrued thereon may be declared to be due and payable immediately.

Contractual Obligations and Commitments

The following table summarizes information about our contractual obligations and commercial commitments. The minimum payments under these agreements as of December 31, 2004 and as of December 31, 2003 were as follows:

Contractual Obligations and Commitments

	Payments Due by Period
As of December 31, 2004	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	($ in millions)
Long term debt (1)	$98.9	$2.3	$4.7	$4.7	$87.2
Reserves for losses and loss adjustment expenses incurred	267.6	163.2	85.7	16.0	2.7
Operating lease obligations	28.3	2.2	4.4	4.4	17.3
Other long term obligations (2)	—	—	—	—	—

	Payments Due by Period
As of December 31, 2003	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
	($ in millions)
Long term debt (1)	$101.1	$2.2	$4.7	$4.7	$89.5
Reserves for losses and loss adjustment expenses incurred	265.8	162.1	85.0	16.0	2.7
Operating lease obligations	0.6	0.2	0.3	0.1	0.0
Other long term obligations (2)	—	—	—	—	—

(1)	Amounts include interest payments associated with the debt issued to related party trusts using applicable interest rates as of December 31, 2004. In connection with the adoption of FIN 46R, we do not consolidate the trusts established in connection with the issuance of our trust preferred securities. As a result, we report as a component of long-term debt the junior subordinated debentures that our subsidiary, Republic Companies, Inc., pays to the trusts.

(2)	Payments of benefits under our frozen defined benefit plans are funded from plan assets. See Note 14 to our audited consolidated and combined financial statements included in this prospectus.

The loss and loss adjustment expenses payments due by period in the table above are based upon the loss and loss adjustment expenses estimates as of December 31, 2004 and December 31, 2003 and are not contractual liabilities with specified times of payment. Our contractual liability is to provide benefits under our policies. As a result, our calculation of loss and loss adjustment expenses payments due by period is subject to the same uncertainties associated with determining the level of unpaid loss and loss adjustment expenses reserves generally and to the additional uncertainties arising from the difficulty of predicting when claims (including claims that have not yet been reported to us) will be paid. For a discussion of our unpaid loss and loss adjustment expenses reserves process, see “Business — Reserves for Unpaid Losses and Loss Adjustment Expenses.” Actual payments of losses and loss adjustment expenses by period will vary, perhaps materially, from the above table to the extent that current estimates of loss and loss adjustment expenses vary from actual ultimate claims and amounts and as a result of variations between expected and actual payout patterns. See “Risk Factors — If our actual loss and loss adjustment expenses exceed our loss reserves, our financial condition and results of operations could be adversely affected” for a discussion of the uncertainties associated with estimating unpaid losses and loss adjustment expenses.

Investment Portfolio

Our primary investment objectives are to preserve capital and manage for a total rate of return in excess of a specified benchmark portfolio. BlackRock Financial Management, Inc. manages all of our fixed-income investments except certain short-term investments that are managed internally and are intended to meet near-term operating cash requirements.

We manage our fixed-income portfolio to a duration target related to the duration of our insurance liabilities. BlackRock has authority and discretion to buy and sell securities for us, subject to guidelines established by our board of directors. These guidelines employ stringent diversification rules and balance our investment credit risk and related underwriting risks to minimize total potential exposure to any one security or business sector. We review our investment portfolio with BlackRock monthly to insure compliance with our investment guidelines.

Our cash and investment portfolio totaled $349.4 million as of December 31, 2004 and is summarized by type of investment as follows:

	As of and for the Year Ended December 31, 2004
Category	Market Value	Percent of Total	Yield
	($ in thousands)
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$52,074	14.9%	3.75%
Obligations of states and political subdivisions	4,159	1.2	3.77
Corporate securities	121,232	34.7	4.07
Mortgage and asset-backed securities	100,534	28.8	3.62
Short-term investments	36,516	10.5	1.71
Investment in unconsolidated foreign insurance company (1)	30,982	8.9
Preferred stocks	20	0.0
Investment in capital trusts	929	0.2
Cash and cash equivalents	2,900	0.8
Other	50	0.0

Total	$349,396	100.0%

(1)	Represents our ownership of 29.8% of the capital stock of Seguros Atlas.

We regularly evaluate our investment portfolio to identify other-than-temporary impairments of individual securities. We consider many factors in determining if an other-than-temporary impairment exists, including:

•	the length of time and extent to which the fair value of the security has been less than cost;

•	the financial condition and near-term prospects of the issuer of the security; and

•	our ability and willingness to hold the security until the fair value is expected to recover.

Accordingly, when a decline in the value of a specific investment is considered to be “other-than-temporary,” a provision for impairment is charged to earnings (accounted for as a realized loss) and the cost basis of that investment is reduced. While it is not possible to accurately predict if or when a specific security will become impaired, charges for other-than-temporary impairment could be material to results of operations in a future period. Management believes it is not likely that future impairment charges will have a significant effect on our liquidity.

The following table provides a breakdown of the amortized cost, aggregate fair value and unrealized gains and losses by investment type as of December 31, 2004:

	As of December 31, 2004
	Amortized Cost	Estimated Fair Value	Unrealized Gains (Losses)
	($ in thousands)
Fixed maturities available for sale:
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$51,901	$52,074	$173
Obligations of states and political subdivisions	4,176	4,159	(17)
Corporate securities	120,933	121,232	299
Mortgage and asset-backed securities	100,848	100,534	(314)

Total fixed maturities available for sale	$277,858	$277,999	$141

The following table presents information regarding our invested assets that were in an unrealized loss position at December 31, 2004 by amount of time in a continuous unrealized loss position:

	As of December 31, 2004
	Less than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	($ in thousands)
Fixed maturities available for sale:
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$17,578	$(112)	$11,194	$(364)	$28,772	$(476)
Obligations of states and political subdivisions	3,913	(32)	—	—	3,913	(32)
Corporate securities	42,927	(307)	25,131	(244)	68,058	(551)
Mortgage and asset-backed securities	39,249	(372)	21,820	(236)	61,069	(608)

Total	$103,667	$(823)	$58,145	$(844)	$161,812	$(1,667)

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential economic loss principally arising from adverse changes in the fair value of financial instruments. The major components of market risk affecting us are credit risk, relating to both the issuers of our fixed-income securities and our reinsurers, interest rate risk and exchange rate risk. We do not currently invest in publicly-traded U.S. equity investments. We currently own a 29.8% interest in Seguros Atlas, S.A., a Mexican insurance company, which is accounted for on the equity basis of accounting.

Credit risk. Credit risk is the potential economic loss principally arising from adverse changes in the financial condition of a specific debt issuer. We address this risk by investing in fixed-income securities that are investment grade, which are those bonds rated “BBB-” or higher by Standard & Poor’s. We also independently, and through our outside independent investment managers, monitor the financial condition of all of the issuers of fixed-income securities in our portfolio. We utilize a ratings changes report, a ratings watch list and an early warning report as part of this process. Finally, we employ stringent diversification rules that limit our credit exposure to any single issuer or business sector.

We are also subject to credit risk with respect to our reinsurers. As of December 31, 2004, we had balances due from reinsurers and prepaid reinsurance premiums in excess of 10% of the Company’s $169.4 million shareholders’ equity owed by Folksamerica Reinsurance Co. ($60.3 million), Northland Insurance Co. ($49.9 million), Hartford Fire Insurance Co. ($26.9 million) and Endurance Re Corp. of America ($18.7 million). Although a reinsurer is liable for losses to the extent of the coverage that it assumes, our reinsurance contracts do not discharge our insurance companies from primary liability to each policyholder for the full amount of the applicable policy. Consequently, our insurance companies remain obligated to pay claims in accordance with the terms of the policies regardless of whether a reinsurer fulfills or defaults on its obligations under the related reinsurance agreement. In order to mitigate credit risk to reinsurance companies, we attempt to select financially strong reinsurers with an A.M. Best rating of “A- (Excellent)” or better and continually evaluate their financial condition.

Interest rate risk. We had fixed-income investments subject to interest rate risk with a fair value of $314.5 million at December 31, 2004. We manage our exposure to interest rate risk through a disciplined asset/liability matching and capital management process. In the management of this risk, the characteristics of duration, credit and variability of cash flows are critical elements. We regularly assess these risks and balance them within the context of our liability and capital position.

As of December 31, 2004, the estimated fair value of our fixed-income portfolio was $314.5 million. We estimate that a 100-basis point increase in interest rates would cause a 2.6% decline in the estimated fair value of our fixed-income portfolio, while a 100-basis point decrease in interest rates would cause a 3.0% increase in the estimated fair value of that portfolio. The selected scenarios are not predictions of future events, but rather illustrate the effect that such events may have on the fair value of the fixed-income portfolio.

Exchange rate risk. Our 29.8% interest in the financial condition and results of operations of Seguros Atlas, which is reported in Mexican pesos, is converted into U.S. dollars and is reported in our consolidated income statement and balance sheet. As a result, our net assets and results of operations are exposed to fluctuations in the peso to dollar exchange rate. During times of a relatively strong U.S. dollar, that portion of our earnings and assets derived from our ownership interest in Seguros Atlas will be reduced because the Mexican peso will translate into fewer U.S. dollars. These effects typically will have little or no relationship to the financial condition or results of operations of our domestic operations.

Inflation

Our insurance premiums are established before we know the amount of losses and loss adjustment expenses or the extent to which inflation may affect such amounts. We attempt to anticipate the potential impact of inflation in our pricing and our establishing of loss and loss adjustment expenses reserves. Inflation in excess of the levels we have assumed could cause losses and loss adjustment expenses to be higher than we anticipated.

Substantial future increases in inflation could also result in future increases in interest rates, which in turn are likely to result in a decline in the market value of the investment portfolio and cause unrealized losses or reductions in shareholders’ equity.

Changes in Accounting Standards

In November 2003, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. The guidance applies to all investment securities accounted for under Statement of Financial Accounting Standards (“SFAS”) No. 115 Accounting for Certain Investments in Debt and Equity Securities. EITF 03-1 provides guidance in identifying whether an unrealized loss on an investment security should be treated as an other-than-temporary impairment of the security’s recorded value. Among other things, the guidance provides that other-than-temporary impairment loss recognition would depend on market conditions, management’s intent and a company’s ability to hold a potentially impaired security for a period sufficient for recovery of the loss. In September 2004, the FASB delayed the effective date of many provisions of EITF 03-1 until certain implementation issues could be resolved. The full impact on our financial statements of EITF 03-1 will not be determined until the final guidance is available.

In December 2004, the FASB issued SFAS No. 123 (Revised), Share Based Payment. SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes Accounting Procedures Board Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123R is effective for public companies at the beginning of the first annual period beginning after June 15, 2005. We adopted the provisions of SFAS No. 148 in 2004 and use the fair value method for expensing stock-based compensation for periods beginning on and after January 1, 2004. However, we continue to analyze the expected impact of SFAS No. 123R.

BUSINESS

Company Overview

We are a focused provider of personal and commercial property and casualty insurance products to individuals and small to medium-size businesses primarily in Texas, Louisiana, Oklahoma and New Mexico, a large and fast-growing region. We have written insurance in Texas consistently throughout our entire 101-year history while many of our competitors have moved in and out of the state. Our longstanding presence and deep market knowledge have allowed us to develop a loyal network of over 450 independent agents and a select group of managing general agents (“MGAs”) who provide us access to what we believe are among the most profitable markets — underserved niches primarily in rural and small to medium-size metropolitan markets. We apply a high level of selectivity in the risks we underwrite and use a risk-adjusted return approach to capital allocation, which we believe allows us to consistently generate underwriting profits.

We target underserved markets that have been and continue to be largely ignored by national insurance companies because these markets require underwriting expertise that most carriers have been unwilling to develop given the small volume of premiums produced by local agents. Within these markets, we capitalize on our superior local knowledge to identify profitable underwriting opportunities. We believe that we distinguish ourselves from our competitors by delivering tailored product solutions, providing a high level of customer service and responding quickly to the needs of our agents and policyholders.

Our personal lines products, sold through our network of independent agents and two affiliated MGAs, include homeowners, low-value dwelling, dwelling fire, standard auto, nonstandard auto and umbrella coverages. Our commercial lines products, sold through our network of independent agents and unaffiliated MGAs, include commercial package, auto, workers’ compensation, property, casualty, farm and ranch, employers’ nonsubscriber coverage and prize indemnification coverages. These commercial lines products are designed for small to medium-size businesses, generally in underserved service industries, such as garages, family-owned restaurants and artisan contractors.

We also generate fee-based income by capitalizing on our unique combination of charters and licenses, which includes admitted insurers, an excess and surplus lines insurer and a Texas county mutual insurer, to serve MGAs and national and regional insurance carriers that wish to access our markets.

On August 29, 2003, Republic Companies Group, Inc., backed by our investor group, acquired all of the issued and outstanding capital stock of our operating companies from a subsidiary of Winterthur Swiss Insurance Company (“Winterthur”) (the “2003 Acquisition”). We subsequently hired Parker W. Rush from The Chubb Group of Insurance Companies, where he was the Managing Director responsible for the Southern U.S., as our President and Chief Executive Officer. Mr. Rush and our management team have reemphasized a business philosophy that embraces the principles on which we were founded over a century ago — a commitment to insuring short-tail risks in the Southwest within our areas of underwriting expertise while targeting consistent underwriting profitability.

As of March 31, 2005, we had assets of $740.1 million and shareholders’ equity of $153.7 million. As of December 31, 2004, we had assets of $731.6 million and shareholders’ equity of $169.4 million. For the year ended December 31, 2004, we produced gross written premiums of $478.1 million, net premiums earned of $233.5 million, net income of $21.9 million and a return on average equity of 13.8%. For the three months ended March 31, 2005, we produced gross written premiums of $113.5 million, net premiums earned of $60.0 million and net income of $7.5 million.

Company History

We trace our origin back to 1903 with the formation of the Commonwealth Fire Insurance Company in Dallas, Texas. As a Texas-based stock fire company, we served as an alternative to the Eastern U.S.-based insurers that, through intense competition, had eliminated nearly all Texas-based insurance companies by 1895. Initially, we focused on providing fire coverage for owner-occupied single family dwellings. During the next 80 years, we gradually expanded our operating territory to more than 35 states and expanded our business into markets such as consumer finance, life insurance and assumed reinsurance.

In the late 1960s, we formed Republic Financial Services, Inc. as our publicly-traded holding company and consolidated our various operations under it. In 1982, the stock of Republic Financial Services, Inc. was acquired by Winterthur, who continued to expand its presence in the United States and internationally with additional acquisitions in the 1980s and early 1990s. In 1993, we sold our consumer finance business. In 1994, we acquired 29.8% of the capital stock of Seguros Atlas, S.A., a Mexican insurance company, at the request of Winterthur.

By 1995, Winterthur had acquired four other groups of U.S. insurance companies with overlapping geographic regions of operation, which led to a reorganization where we refocused on our core property and casualty operations in Southwestern states. By 2000, we had sold our life insurance and assumed reinsurance operations.

On August 29, 2003, Republic Companies Group, Inc., backed by an investor group, acquired all of the issued and outstanding capital stock of our top tier operating companies from Winterthur. In connection with this transaction, Winterthur agreed to indemnify us, by way of reinsurance, from certain mold-related losses on policies in force in Texas at the 2003 Acquisition date and losses arising from the 1994 Northridge, California earthquake.

Since the arrival of Parker W. Rush, our President and Chief Executive Officer, in December 2003, we have implemented a series of initiatives that has enabled us to capitalize on our strong presence primarily in rural and small to medium-size metropolitan markets, expand our product offerings through our multiple distribution channels and improve our profitability. These initiatives have included:

•	strengthening our management team;

•	adding underwriting and marketing talent;

•	resegmenting our core markets by geography;

•	improving our relationships with our most profitable agents and terminating our least profitable agents;

•	changing our key performance measures to emphasize return on capital by business segment;

•	cutting unnecessary expenses;

•	making additional investments in technology;

•	reunderwriting our entire commercial lines book of business; and

•	identifying new lines of business that fall within our core underwriting expertise that we believe can generate attractive returns in all market conditions.

We believe these efforts have contributed to significantly improved underwriting results as our net combined ratio, which is the sum of our net loss ratio and net expense ratio, decreased from 111.2%, an underwriting loss, in 2002 to 91.8%, an underwriting gain, in 2004, demonstrating a significant improvement in our book of business.

Competitive Strengths

We believe that we are well-positioned to compete profitably and grow in our region because of our core competitive strengths.

“The Regional Company of Choice” in the Southwest

We have been underwriting insurance policies in Texas for over a century and for over 40 years in Louisiana, Oklahoma and New Mexico. During this time, The Republic Group has become a trusted brand within our region. We believe that our customers and agents view us as a strong partner because of our longstanding commitment to the Southwestern market. Our broad and deep knowledge of this market enables us to be highly responsive to the preferences and needs of our agents and policyholders. We believe these factors provide us with distinct competitive advantages over our national competitors, whose commitment to our region has fluctuated as market conditions have changed over time.

Segmented underwriting approach based on superior regional market knowledge

While many national insurers view a state as a single geographic region, we have utilized our broad and deep regional knowledge to develop an underwriting model that segments our four target states into ten specific regions. We also utilize a number of additional factors to further segment our market, including economic demographics, pricing tiers, premium size, loss history and weather patterns. This approach assists us in identifying profitable opportunities that may go unnoticed by our competitors, which has led to significantly improved underwriting results. For example, through intensive analysis of data provided by our sophisticated RepubLink electronic personal lines underwriting system, we have been able to identify a specific segment of the population with consistently more profitable loss results in personal auto and homeowners lines. These policyholders, particularly in rural markets, have unique demographics, are generally more conservative drivers and spend more time in their homes, resulting in fewer automobile accidents and fewer homeowners claims.

Expertise in and ability to identify underserved markets

We work in consultation with our independent agents and MGAs to identify customer needs and then create product solutions to meet those needs rather than expecting agents to find a market for generic products. We offer tailored products within our areas of expertise to meet market demand while developing underwriting and pricing guidelines that enable us to earn underwriting profits. Examples of underserved markets for which we have identified and developed products include farm and ranch, low value dwellings, pool contractors, family restaurants, garages and electrical and artisan contractors.

Strong and long-standing relationships with multi-channel distribution network

We distribute our products through a broad network of over 450 independent agents and a select number of MGAs. Approximately 60% of the gross written premiums produced by our independent agents in 2004 were generated by agents who have been producing business for us for over a decade. We also generate insurance program business through six unaffiliated MGAs, our largest of which, TGA, has represented us for 19 years. We believe agents and MGAs want to work with us because we provide multiple coverages, user-friendly systems, a high level of responsiveness and stability in their local markets. We believe our intense regional approach, history of commitment to our four target states, broad array of product offerings and high level of customer service will enable us to capture a growing share of the most attractive insurance business of our distributors. Members of our management, marketing and underwriting teams regularly meet in person with our agents and MGAs to maintain an open dialogue about their specific markets and how we can better meet customer needs.

Proven leadership and highly experienced management and underwriting team

Our management team, led by our President and Chief Executive Officer, Parker W. Rush, has an average of over 25 years of property and casualty insurance experience, predominately focused in Southwestern states. We believe our management team is a successful blend of incumbents and experienced hires Mr. Rush recruited from other insurance companies. Our commercial lines underwriters have an average of 28 years of experience in commercial lines underwriting in our region. Our personal lines underwriters have an average of 21 years of experience in personal lines underwriting in our region. The members of our underwriting team who manage our program business produced by MGAs have an average of 14 years of experience. We also employ four actuaries, who are designated as Fellows of the Casualty Actuarial Society, and have an average of 15 years of actuarial experience in personal and commercial lines insurance, including program management.

We believe that our management team is highly regarded among the independent agents and MGAs in our region due to our proven understanding of their needs and of the particular demands of marketing insurance products primarily in rural and small to medium-size metropolitan markets. We believe that our underwriters possess superior experience, expertise and regional knowledge relative to their peers, which is a key part of our success.

Strategy

We have developed the following strategy that we believe will help us achieve our growth and profitability objectives.

Increase penetration in underserved markets in the Southwest region

We work closely with our agents to identify underserved markets in our four target states and then develop profitable personal and commercial insurance products and services that will meet their needs. For example, we recently identified demand for low value (under $100,000) dwelling coverage that we believe will produce attractive margins. Our analysis revealed that low value dwelling owners exhibited demand for more restrictive property coverage rather than for more expensive standard homeowners coverage.

We believe that offering a broad suite of products improves our ability to capture additional business from our existing policyholders as many of our customers prefer to work with a single insurance company for their multiple insurance needs. For example, we have found strong interest among our personal lines policyholders for identity recovery coverage.

We intend to actively search for acquisitions of companies or books of business that are consistent with our strategy. For example, we expanded our rural market presence by acquiring the renewal rights to a farm and ranch book of business in December 2004.

Opportunistically deploy capital to generate underwriting profits

We price our business to generate underwriting profits by applying a high level of selectivity in the risks that we underwrite and by using a risk-adjusted return approach to capital allocation. We allocate our capital and other resources across our product lines in response to changing market conditions, which we believe we identify faster than our competitors due to our strong knowledge of our target markets, the continuous focus of our management and underwriting teams on these issues and our ability to analyze return on capital by business segment. We intend to expand our product offerings in market segments with a lack of insurance capacity and where we believe we can generate attractive underwriting profits. Conversely, we will strategically reduce our product offerings in market segments where competitive conditions prevent us from achieving our desired level of underwriting profits. Given our opportunistic capital allocation strategy, we expect some of our target market segments to vary from year to year.

Commit to short-tail lines of business

We primarily target property and short-tail lines of casualty insurance rather than long-tail lines of insurance, such as product liability and general liability. We believe our focus on short-tail risks enables us to price our insurance products and reserve for potential claims more accurately, which we believe, in turn, reduces the volatility of our financial results compared to long-tail underwriters. Based on recent history, we have paid 97% of losses on our policies within four years from policy inception.

Identify and grow profitable agents

We intend to continue to seek out and develop new agent relationships to profitably grow our book of business in our desired markets. Since the 2003 Acquisition, we have instituted more rigorous audit review criteria to analyze the performance of our existing independent agent base. At the same time, we have placed a strong emphasis on appointing additional agents that meet our new standards. In considering new independent agents for appointment, we evaluate their business profile, experience, loss history, reputation and location. Since the 2003 Acquisition, we have terminated relationships with 128 agents and have added 23 new agents.

Industry Overview

The property and casualty insurance industry provides protection from pre-specified loss events, such as damage to property or liability claims by third parties. Property and casualty insurance can be broadly classified into personal lines, in which insurance is provided to individuals, and commercial lines, in which insurance is provided to business enterprises. In the U.S., personal and commercial insurance products are written in admitted and non-admitted markets. We underwrite insurance in both markets.

In the admitted market, insurance rates and forms are generally highly regulated and coverages tend to be standardized. Within the admitted market, we focus on underserved segments that do not fit into the standard underwriting criteria of national insurance companies due to factors such as type of business, location and the amount of premium per policy. These segments tend to have limited competition. Therefore, we believe we have greater flexibility in pricing and product design relative to most admitted market risks.

The non-admitted market, also known as the excess and surplus lines market, focuses on harder-to-place risks that admitted insurers typically do not write. In this market, risks are underwritten with more flexible policy forms and rates, resulting in more restrictive and expensive coverages.

The property and casualty industry historically has been subject to cyclical fluctuations in pricing and availability of insurance coverage. Markets characterized by excess underwriting capital feature intense price competition, erosion of underwriting discipline and poor operating performance. These market conditions usually lead to a period of diminished underwriting capacity after insurance companies exit unprofitable lines and exhibit greater underwriting discipline, increase premium rates and implement more restrictive policy terms and conditions.

Beginning in 2001, the insurance market in Texas was disrupted by losses related to property mold infestation. At that time, many national insurance carriers elected to exit the personal property insurance business in our region, thereby reducing competition in many of our target markets, particularly in rural markets. Furthermore, poor underwriting results, low interest rates and weak investment returns over the past several years caused the carriers who remained in our region to become more risk averse in their underwriting strategy. These factors resulted in higher premium rates, more selectivity in risks insured and a reduction in coverages offered. As a result, the Texas insurance market experienced increased premium rates and policy terms and conditions became more stringent for personal property insurance and other business lines.

In 2003, in response to this rapid increase in the cost of personal property insurance following the mold crisis, the Texas Department of Insurance issued an order requiring insurance company groups in Texas to lower their homeowners rates by an average of 12.5%.

We believe that operating conditions in our market continue to be favorable in 2005. We have seen a moderation in pricing increases and selected pricing decreases in certain segments of the market as a sustained period of favorable underwriting conditions has attracted new capital into the industry. However, we believe that premium levels are still attractive in the market segments in which we offer our products and services.

Lines of Business

Our business is conducted through four segments organized primarily by distribution channel: Independent Agents — Personal Lines, Independent Agents — Commercial Lines, Program Management and Insurance Services and Corporate. The following table sets forth our gross written premiums and net written premiums by segment for the year ended December 31, 2004:

Summary of Premiums by Segment

	Year Ended December 31, 2004
	Gross Written Premiums	Net Written Premiums
	($ in thousands)
Independent Agents — Personal Lines	$132,873	$125,928
Independent Agents — Commercial Lines	70,478	59,636
Program Management	153,896	53,546
Insurance Services and Corporate	120,807	4,827

Total	$478,054	$243,937

Independent Agents — Personal Lines

Our personal lines products include homeowners, low-value dwelling, dwelling fire, standard auto, nonstandard auto and umbrella coverages. We tailor our personal lines products sold through independent agents to meet the needs of policyholders located in underserved geographic and demographic markets within our Southwestern region. Our regional expertise enables us to underwrite risks in markets with limited pricing competition, creating an opportunity for underwriting profits not available in more mainstream markets. Premiums generated by our two affiliated MGAs, which focus on personal lines, are included in this segment.

Personal property. Our main personal property coverages are homeowners, low value dwelling and dwelling fire products. Residences insured under our homeowners and dwelling fire policies have a maximum dwelling (improvement) value of $600,000. Our homeowners insurance is a multiple-peril policy providing property and liability coverages for single family owner-occupied residences. Our homeowners insurance covers the home along with household possessions, garages and other buildings located on the property. The homes we insure are located predominantly in Texas, Oklahoma and Louisiana. Our low value dwelling policies provide homeowners coverage on a more limited policy form. Our dwelling fire policies cover owner-occupied or tenant-occupied single family residences or rental properties against damages from causes, such as fire or lightning, windstorm or hail, weight of ice, snow or sleet, collapse, accidental discharge or overflow of water or steam, freezing and sudden and accidental damage from artificially generated electric current.

Standard personal auto. Our standard personal auto policies insure automobile owners against bodily injury and physical damage to the vehicle. Our maximum coverage is limited to $500,000 per occurrence. Our standard personal auto insurance line is primarily marketed to policyholders who purchase other coverage from us.

Nonstandard personal auto. Our nonstandard personal auto policies insure against bodily injury and physical damage for automobile owners whose personal record makes it difficult or impossible for them to obtain insurance at standard or preferred rates, yet are acceptable risks at a higher premium. Our maximum coverage is limited to $500,000 per occurrence.

Umbrella. Our personal umbrella insurance provides additional casualty coverage to policyholders beyond the limits of their auto or homeowners policies. We limit our personal umbrella coverage to $2.0 million per occurrence.

Independent Agents — Commercial Lines

For our commercial lines products, we focus on specific classes of business in service industries that we believe are generally underserved by the insurance industry, such as garages, family-owned restaurants and artisan contractors. Our commercial lines products currently include commercial package, auto, workers’ compensation, property, general liability, farm and ranch and umbrella coverages.

Auto. The commercial auto policies include liability and physical damage coverages and can be expanded to include coverage for medical payments, rental car and non-owned auto liability and uninsured and underinsured motorist liability. The limit on our commercial auto liability policies is $1.0 million per occurrence. We target businesses that are underserved by larger carriers, including appliance repair businesses, florists and office machine service and repair businesses.

Workers’ compensation. Our workers’ compensation insurance provides employers coverage in order to meet statutory workers’ compensation benefits while providing coverage and service for workers who are injured on the job.

Property. The properties we insure are limited to a maximum property value of $20.0 million per location in most cases. Our commercial property insurance is not available for properties that are habitational risks, such as apartments, hotels and motels.

General liability. Our commercial casualty insurance provides third-party liability coverage for business losses, including bodily injury and property damage, medical payments, fire damage liability and personal injury. Our casualty coverage applies to premises, operations, products and completed operations under a stand-alone policy or as part of a commercial package that includes property protection. Our policy limit is $1.0 million per occurrence. We do not offer commercial casualty insurance to several types of contractors exposed to long-tail insurance risks, such as general street and road contractors or roofers.

Commercial package. Our commercial package insurance is a combination of our commercial casualty and property policies.

Farm and ranch. Our farm and ranch insurance policies are designed to insure the special needs of farm and ranch owners. The policies are broad and flexible and allow combined coverage for dwellings, farm structures, equipment and liability. We recently strengthened our specialty resources devoted to, and increased the underwriting capital available to write, farm and ranch policies.

Umbrella. Our commercial umbrella insurance provides additional casualty coverage for business enterprises beyond the limits of their commercial property and casualty policies. We limit our commercial umbrella policies to $5.0 million per business enterprise in most situations.

Program Management

Through our unaffiliated MGAs, we currently underwrite programs covering commercial auto, light commercial casualty, prize indemnification, collateral indemnity, employers’ nonsubscriber policies and nonstandard personal auto risks. We use the term “program” to describe an agreement with an MGA to provide a customized insurance product to a distinct customer segment that generally does not meet the risk profile of standard insurers. We write these programs through both our admitted and non-admitted insurance companies.

Commercial auto. The commercial auto policies written through our MGA programs include liability and physical damage coverages and, like those distributed through our network of independent agents, can be expanded to include coverage for medical payments, rental car and non-owned auto liability, and uninsured and underinsured motorist liability. The limit on our commercial auto liability policies is $1.0 million per occurrence.

Light commercial casualty. Our light commercial casualty program provides commercial casualty insurance of the type distributed through our network of independent agents tailored to meet the casualty insurance needs of generally small, light manufacturing businesses. Our policy limit under this program is $1.0 million per occurrence.

Prize indemnification. Our prize indemnification insurance provides coverage against financial loss by reason of payment of any sum or item awarded to a participant in any lawful contest or sports related event. Our MGAs underwrite prize indemnification insurance on our behalf where we are satisfied that available loss history and other information will allow us to adequately price the insurance product. Common examples of prize indemnification insurance include coverage for a hole-in-one in an amateur golf tournament, catching a tagged fish in a fishing derby or kicking field goals for prizes at spectator sporting events.

Collateral indemnity. Our collateral indemnity policies are policies of the type often required by lenders to insure personal property collateralizing a loan, most frequently policies written to auto buyers required as a condition of the loan.

Employers’ nonsubscriber insurance. In February 2005, we began offering employers’ nonsubscriber insurance, or coverage for Texas businesses that have chosen to opt out of the state’s workers’ compensation system. The program offers coverage for injuries resulting from accidents, occupational disease or cumulative trauma and limited employer’s liability.

We require MGAs to underwrite our insurance policies according to our underwriting guidelines within each designated program. Within their designated programs, our MGAs provide policyholders all of the services provided by a typical insurance company, including underwriting, loss reserving, billing and claims administration. MGAs are prohibited by statute from issuing their own policies. Our MGA agreements are for a term of one year with automatic annual renewals unless either party chooses to end the relationship at the end of its then-current term. Our contracts with MGAs allow us to terminate MGA programs that fail to meet certain profitability and operational guidelines. For example, we terminated two MGA programs (one writing nonstandard auto policies in Texas and another writing a mix of commercial and nonstandard auto policies in Louisiana) in 2003 that no longer met our financial requirements. In 2004, $25.0 million of gross written premiums and $22.4 million of net insurance premiums earned related to terminated programs.

While we are the issuer of these policies, in many programs we require the MGA to obtain reinsurance for some portion of the insured risk with reinsurers that we approve. With our largest MGA, for example, we currently retain 40% of the insured risk under the policies issued in that program and cede the balance of the risk to reinsurers. From 2002 through 2003 Total, we retained 10% of the insured risk under policies produced by that MGA and increased our retention to 20% in 2004 and 40% in 2005. We receive monthly reports on and conduct semi-annual audits of our MGAs to assess their compliance with our underwriting guidelines and the limits provided in our agency agreements. In 2004, we wrote insurance policies through Program Management, which generated $2.5 million in fronting fees.

Insurance Services and Corporate

We write primarily personal and commercial auto insurance policies primarily in Texas on behalf of several national and regional insurance carriers through our wholly-owned subsidiaries and controlled affiliates, then cede the entire risk under these policies to these carriers in exchange for a fronting fee. Most of our fronting services are provided by our controlled affiliate, Southern County Mutual Insurance Company. Texas county mutual insurance companies have advantages over other types of insurance companies writing personal and commercial auto policies in the state. Among other benefits, county mutual insurers are granted greater rate flexibility by statute. Except for certain fully-collateralized arrangements, we limit the carriers for whom we provide fronting services to those with A.M. Best ratings of “A- (Excellent)” or better. We do not establish any reserves for losses or loss adjustment expenses that might arise as a result of claims made under these policies. In 2004, we wrote insurance policies with $120.8 million in gross written premiums as part of our fronting business, which generated $1.8 million in fronting fees to us.

Corporate includes interest expense on our trust preferred securities and senior debt as well as other unallocated general business expenses and the equity in our share of the earnings of Seguros Atlas.

Geographic Distribution

Our four target states of Texas, Louisiana, Oklahoma and New Mexico are among the largest and fastest growing in the U.S. The U.S. Census Bureau estimates that the total population of these four target states is 31.5 million in 2005 and is expected to increase by 23.8% to 39.0 million by 2025, as compared to 17.2% for the total U.S. population.

We have utilized our regional knowledge to segment our four target states into ten specific regions classified according to a number of factors that include economic demographics, pricing tiers, premium size, loss history and weather patterns for independent agent-generated business. We believe this approach enables us to identify profitable opportunities that may go unnoticed by our competitors and also helps us better manage our catastrophe exposure. The following table sets forth the geographic distribution of our gross written premiums for our Independent Agents — Personal Lines and Independent Agents — Commercial Lines segments for 2004:

	Gross Written Premiums from Independent Agents by Geographic Region Year Ended December 31, 2004
	GWP	Percent of Total
	($ in thousands)
Texas North	$53,525	26.3%
Texas South	45,167	22.2
Texas Central	22,893	11.3
Texas West	16,428	8.1
Texas Panhandle	12,654	6.2
Texas East	12,290	6.0

Total Texas	$162,957	80.1%

Louisiana South	$12,581	6.2%
Louisiana North	2,880	1.4

Total Louisiana	$15,461	7.6%

Oklahoma	$16,985	8.4%
New Mexico	3,600	1.8
Farm and Ranch (1)	3,624	1.8
Other States	724	0.3

Total	$203,351	100.0%

(1)	We assumed a book of farm and ranch business on December 31, 2004. This book is primarily located in the Southwest. Because this business was acquired on the last day of our fiscal year, it did not contribute any net insurance premium earned in 2004. As we renew this business, we will categorize the premiums by geography as shown in this table.

Through our Program Management segment, we underwrite insurance coverages primarily in Texas and also in other states.

Product Development and Marketing

Our product development and marketing strategy is to consult with our independent agents and MGAs who are most familiar with customer needs in our target markets. We regularly send members of our management, marketing and underwriting teams to meet in person with our independent agents to maintain an open dialogue about the evolution of their specific markets and how we can better meet customer needs. We then consider expanding our product line offering within our areas of expertise to meet those market needs, develop underwriting and pricing guidelines that enable us to make an underwriting profit and then distribute these products through our network of independent agents and MGAs. By selling products for which demand already exists, we believe we can be more successful at consistently generating attractive underwriting returns. We believe this approach has also earned us a reputation for being responsive to the needs of our agents and customers.

Our independent agents appreciate our approach to product development and marketing, which enables us to underwrite many risks that are not adequately addressed by many of our competitors. Without our willingness to underwrite these risks, we believe that many of our independent agents, particularly in rural markets, would be forced to place customers with general agents that aggregate these policyholders on behalf of larger carriers who will not underwrite books of business below a specified minimum premium commitment. These general agents take a portion of the commission that would otherwise have been earned by independent agents had the policy been placed directly with a carrier. As a result, our independent agents are able to earn full commissions by placing customers with us, while providing customers with insurance coverage from a highly-rated insurance group.

Since December 2003, we have increasingly targeted risks located in rural and small to medium-size metropolitan markets with populations of less than 100,000 residents in Texas, Louisiana, Oklahoma and New Mexico, which require special underwriting expertise that many of our national competitors have elected not to develop. Our gross written premiums by size of community produced by our independent agents for the year ended December 31, 2004 were as follows:

	Gross Written Premiums from Independent Agents Year Ended December 31, 2004
Size of Community	Amount ($ in thousands)	Percent of Total

Under 25,000	$81,991	40.3%
25,001 – 100,000	32,127	15.8
Over 100,000	89,233	43.9

Total	$203,351	100.0%

In addition, a majority of our Program Management business is written in communities of 100,000 residents or less.

Underwriting

We apply our regional expertise, underwriting discipline and a risk-adjusted, return-on-equity based approach to capital allocation to offer primarily short-tail insurance products in our target markets. Our underwriting process involves securing an adequate level of underwriting information from our independent agents, identifying and evaluating risk exposures and then pricing the risks we choose to accept.

While most national insurers view a state as a single geographic region, we have utilized our superior regional knowledge to develop an underwriting model that segments our four target states into ten specific regions. We utilize a number of factors to segment our markets, including economic demographics, pricing tiers, premium size, loss history and weather patterns. This approach assists us in identifying profitable opportunities that may go unnoticed by our competitors.

We employ a disciplined underwriting approach that incorporates the continuously refined segmentation of our target markets to permit us to tailor our policies to individual risks and adopt pricing structures that will be supported in the applicable market. We utilize underwriting principles and processes that reflect the knowledge and experience we have acquired during our 101-year history of underwriting risks in Texas. We also draw on the input and expertise of our skilled underwriters, management and actuaries to underwrite our personal and commercial policies. We believe that this comprehensive process capitalizes on our knowledge and expertise and results in better underwriting decisions.

To manage our net loss ratio better, we seek diversification in our products and an appropriate business mix for any given year, expanding into profitable lines of business and exiting or de-emphasizing unprofitable lines. At the beginning of each year, we establish the target net loss ratios for each line of business. We then monitor the actual net loss ratio on a monthly basis. If any line of business fails to meet its target net loss ratio, a cross-functional team comprised of personnel from our underwriting, actuarial and claims departments develops a corrective action plan. Depending on the particular circumstances, that plan may involve tightening underwriting guidelines, non-renewing unprofitable segments or entire lines of business or increasing rates.

We establish underwriting guidelines for all of our products to ensure a uniform approach to risk selection, pricing and risk evaluation among our underwriters. Our underwriting guidelines and the prices for our products are established through the interaction of our underwriters and our internal actuarial staff. We employ four actuaries, who have been designated as Fellows of the Casualty Actuarial Society, and have an average of 15 years of actuarial experience in personal and commercial lines insurance, including MGA program management.

We utilize RepubLink, our automated underwriting system, to underwrite personal lines policies that fit within our detailed underwriting guidelines. Once a personal lines property risk is bound by our underwriter or agent, our representatives conduct physical inspections of substantially all of the policyholder premises to validate the information provided by our agents to make a final evaluation of the risk. These inspections are conducted within 60 days from the effective date of the policy. If the inspection reveals that the risk insured under the policy does not meet our established underwriting guidelines, the policy is generally cancelled within 60 days from its effective date. If the inspection reveals that the risk meets our established underwriting guidelines but the policy was bound with incorrect rating information, the policy is amended through an endorsement based upon the correct information. We supplement the inspection by using online data sources to further evaluate the building value, claim experience, financial history and aggregate catastrophe exposures of our writings. In addition, we specifically tailor coverages to match the policyholder’s exposure and premium requirements. We complete quarterly internal file reviews to confirm that we consistently follow our underwriting standards and pricing programs.

In commercial lines, we manually underwrite all of our policies, which we believe distinguishes us from our competition and allows us to make the most efficient use of our underwriting resources.

Our MGAs bind and underwrite insurance on our behalf within designated programs and in conformity with our underwriting guidelines. For example, TGA may write insurance coverages for us exclusively on a direct basis within agreed upon policy limits but may not bind or commit us to participation in ceded reinsurance programs, other than ceded facultative reinsurance programs with reinsurers we authorize in writing. We receive monthly reports on, and conduct semi-annual audits of, our MGAs to assess their compliance with our underwriting guidelines and the limits provided in our agency agreements.

Our corporate underwriting department manages and analyzes the profitability of our entire book of business, supports line underwriting with technical assistance, develops underwriting guidelines, trains personnel, develops new products and monitors underwriting quality control through audits. Our actuarial department monitors rate adequacy on all of our products and analyzes loss data on a monthly basis. Our underwriting operations department develops workflows, conducts operational audits and provides technical assistance to our underwriting teams. Our loss control unit conducts loss control inspections on nearly all new commercial lines business written, utilizing in-house loss control representatives and outside vendors. Our marketing department works with our underwriting teams to manage relationships with our agents.

Distribution

We generate business through independent agents and MGAs who are paid commissions for the products we underwrite. We carefully select our independent agents and MGAs by evaluating their reputation, skill set, integrity, need for our products, premium production potential, loss history with other insurance companies, product and market knowledge and agency size. At the end of each year, we produce premium and loss history reports and develop actuarial ultimate accident year factors in order to project the profitability of each of the agents. We cease marketing our products through agents who do not satisfy our standards.

Our senior management team works diligently to maintain an open and active dialogue with our agency force to deliver a high level of service and short response times. We also seek to make it easier for our agents to do business with us by investing in sophisticated technology. We manage our business in partnership with our agents and strive to align their financial interests with ours by motivating them to produce profitable business for us.

Independent agents

We distribute our products through a broad network of over 450 licensed independent agents. 60% of our gross written premiums produced by our independent agents in 2004 was generated by agents who have been producing business for us for over a decade.

Since the arrival of Mr. Rush and our new management team, we have assessed the profitability of each of our independent agents, terminated 128 unprofitable agents, renewed our commitment to historically profitable agents and contracted with 23 new agents who we believe will provide us with profitable growth opportunities in the future. The production among our independent agents in 2004 based on gross written premiums by tenure with us was as follows:

Our independent agents are authorized to bind us to personal lines policies that meet the underwriting guidelines specified in our sophisticated electronic underwriting system, RepubLink. Agents must submit for our approval prior to binding any personal lines policies that do not meet the RepubLink guidelines and all commercial lines policies.

For the year ended December 31, 2004, none of our 450 independent agents produced more than four percent of our gross written premiums and our top ten independent agents produced only 18% of our gross written premiums.

Managing general agents

We also distribute our products through unaffiliated MGAs that bind and underwrite insurance policies on our behalf within designated programs and in conformity with our underwriting guidelines. While we are the issuer of these policies, in many programs we require the MGA to obtain reinsurance for some portion of the insured risk with reinsurers that we approve. With our largest MGA, for example, we retain 40% of the insured risk under the policies issued through that program and cede the balance of the risk to reinsurers. Our MGA relationships have terms of one year and are subject to annual renewal. We receive monthly reports on, and conduct semi-annual audits of, our MGAs to assess their compliance with our underwriting guidelines and the limits provided in our agency agreements. Our largest MGA, who was responsible for 77.0% of our total gross written premiums from our Program Management segment in 2004, has represented us for 19 years.

We generally tie MGA compensation to the profitability of their books of business. With limited exceptions, our MGAs are subject to a commission “hold back” that provides for a variable commission based on the ultimate profitability of the policies they write based on a two or three year loss history. If an MGA has written an unprofitable line of business, it is obligated to refund a portion of its commission based on the extent to which the policies it wrote underperformed.

Reinsurance

We purchase reinsurance to reduce our exposure to liability on individual risks and claims and to protect against catastrophe losses. Reinsurance involves an insurance company transferring, or ceding, a portion of its risk to another insurer, the reinsurer. The reinsurer assumes the exposure in return for a portion of the premium. The ceding of risk to a reinsurer does not legally discharge the primary insurer from its liability for the full amount of the policies on which it obtains reinsurance. The primary insurer remains liable for the entire loss if the reinsurer fails to meet its obligations under the reinsurance agreement, so the primary insurer is exposed to the risk of non-payment by its reinsurers.

The amount of reinsurance we purchase may vary. We believe that we have adopted conservative reinsurance practices designed to ensure the protection of our surplus and minimize catastrophe and excess of loss risk. In formulating our reinsurance programs, we are selective in our choice of reinsurers and consider numerous factors, the most important of which are the financial stability of the reinsurer, its history of responding to claims and its overall reputation. In an effort to minimize our exposure to the insolvency of our reinsurers, we evaluate the acceptability and review the financial condition of each reinsurer annually. Except for certain fully-collateralized fronting arrangements, we only enter into reinsurance agreements with reinsurers that have an A.M. Best financial strength rating of “A- (Excellent)” (fourth of 15 categories) or better. If a reinsurer rating subsequently drops below “A- (Excellent),” we replace the reinsurer or require the ceded balances to be collateralized with letters of credit or trust funds. As of December 31, 2004, 98% of our paid loss recoverables were from reinsurers rated “A- (Excellent)” or better by A.M. Best. We review retention levels each year to maintain a balance between the growth in surplus and the cost of reinsurance.

We organize, evaluate and monitor our reinsurance programs on the basis of our distribution networks. We purchase catastrophe and excess per risk reinsurance to reduce our exposure to the risks underwritten through our network of independent agents. For products written through our Program Management segment, we enter into reinsurance agreements with reinsurers to whom we cede a portion of the risk. And in our fronting business, we enter into reinsurance agreements with the carriers for whom we provide fronting services whereby we cede the entire risk under the underlying policy to these carriers.

Our ten largest net receivable balances from reinsurers as of December 31, 2004 were as follows:

	A.M. Best Financial Strength Rating	Ceded Premiums Year Ended December 31, 2004	Balances Due from Reinsurance Companies As of December 31, 2004	Prepaid Reinsurance Premiums As of December 31, 2004	Net Receivable Balance As of December 31, 2004 (1)
	($ in millions)
Folksamerica Reinsurance Co.	A (Excellent)	$60.2	$37.0	$23.2	$69.8
Northland Insurance Co.	A (Excellent)	38.5	33.2	16.7	47.7
Hartford Fire Insurance Co.	A+ (Superior)	41.2	8.3	18.6	26.9
Endurance Re Corp. of America	A (Excellent)	23.2	9.7	8.9	22.5
QBE Reinsurance Corp.	A (Excellent)	11.7	9.2	4.2	15.5
Winterthur Swiss Insurance Co.	A- (Excellent)	0.0	12.7	0.0	12.7
Omni Insurance Co	A- (Excellent)	15.3	6.6	5.3	11.1
Odyssey America Reinsurance Corp.	A (Excellent)	6.2	8.4	1.3	10.0
AXA Corp. Sol. Re Co. (2)	B+ (Very Good)	3.7	6.1	1.4	7.5
American Re-Insurance Co.	A (Excellent)	3.1	4.8	1.4	5.6

Total		$203.1	$136.0	$81.0	$229.3

(1)	The net receivable balance includes balances due from reinsurance companies, contingent commissions, prepaid reinsurance premiums and ceded contingent commissions, less balances due to reinsurance companies.

(2)	After AXA Corporate Solutions Re was downgraded in 2002, we removed them from participation in our programs.

Winterthur has posted a letter of credit to collateralize its reinsurance obligation because it is not an admitted U.S. insurance company.

Reinsurance of policies produced by our independent agents and affiliated MGAs

We purchase catastrophe coverage and excess of loss coverage that generally address frequency and severity of losses on the policies written through our network of independent agents. We annually evaluate the probable maximum loss we might experience in the event of a catastrophe so severe as to occur but once every 250 years. There are two types of modeling programs that are widely used in the insurance industry to predict catastrophe loss. We purchase reinsurance to the extent of the limit predicted by the utilization of these models. For 2005, these models suggested that we might experience $60.0 million in losses from a 250-year catastrophic event.

We purchase catastrophe reinsurance on the policies written through our independent agents to cover losses from a single, industry recognized catastrophe in excess of $5.0 million up to $60.0 million. Since we conduct our business in a region prone to frequent and often severe weather patterns, we also purchase coverage for losses in excess of $10.0 million up to $15.0 million resulting from one or more weather events that each result in loss under our policies of more than $750,000.

We purchase several types of excess of loss coverage in varying amounts depending upon the type of policy being insured. For most policies other than farm and ranch, we purchase reinsurance that limits our exposure, subject to varying upper limits, to the first $500,000 of loss. For our farm and ranch policies, we purchase reinsurance that limits our exposure, subject to varying upper limits, to the first $300,000 of loss. There can be no assurance, however, that the upper limits of these reinsurance policies will be adequate in all cases to protect us from any loss in excess of $500,000 or $300,000, as the case may be.

In connection with the 2003 Acquisition, Winterthur agreed to reinsure us for our mold losses in excess of our then-existing reserves for such losses under homeowners policies that we issued in Texas through August 29,

2003 for claims made prior to January 1, 2006. Winterthur agreed to reinsure us for 80% of the first $5 million of such excess losses and 90% of the remainder of the excess losses. In addition, Winterthur agreed to reinsure us for losses arising from the 1994 Northridge, California earthquake.

The top five reinsurers of the insurance we write through our independent agent network based on net receivable balance as of December 31, 2004 were Winterthur Swiss Insurance Co., American Re-Insurance Co., General Reinsurance Corp., Partner Reinsurance Co. of U.S. and Everest Reinsurance Co.

Reinsurance of policies produced by our unaffiliated MGAs

The unaffiliated MGAs with whom we do business underwrite insurance policies on our behalf. Though we are the policy issuer, we retain varying percentages of the risks under the policies and their premiums, depending on the particular program, and require the MGA to cede the balance of the risk to reinsurers that we have approved in accordance with the criteria described above. We also require that these reinsurance contracts include a “hold harmless” provision that requires each reinsurer to bear its pro rata share of any losses in the event of malfeasance by the MGA that results in a shortfall of reserves. In addition, in some MGA programs we will purchase excess of loss coverage intended to limit our exposure to our pro rata share (based on the portion of the premium we have retained) of the first $500,000 in loss from a single claim. The top five reinsurers of the insurance we write through our unaffiliated MGA relationships based on net receivable balance as of December 31, 2004 were Folksamerica Reinsurance Co., Endurance Re Corp. of America, QBE Reinsurance Corp., Odyssey American Re-Insurance Co. and AXA Corporate Solutions Re Co.

Reinsurance of policies produced by our fronting business

In our fronting business, we reinsure the entirety of the risk under these policies to the insurance carriers for whom we provide these fronting services. We only provide fronting services to carriers that meet our stringent reinsurance standards or pursuant to certain fully-collateralized fronting arrangements. The top five reinsurers of the insurance we write through our fronting operations based on net receivable balance as of December 31, 2004 were Northland Insurance Co., Hartford Fire Insurance Co., Omni Insurance Co., Harco National Insurance Co. and Commercial Guaranty Cas. Ins.

Investments

Our primary investment objectives are to preserve capital and manage for a total rate of return in excess of a specified benchmark portfolio. Our strategy is to purchase securities in sectors that represent the most attractive relative value. We currently do not invest in publicly-traded equity securities.

BlackRock Financial Management, Inc., an outside asset management company located in New York with $342 billion under management as of December 31, 2004, manages our fixed-income investment portfolio. BlackRock has authority and discretion to buy and sell securities for us, subject to guidelines established by our board of directors. We may terminate our agreement with BlackRock upon 30 days notice.

Our investment guidelines with BlackRock include the following:

Asset Allocations	No more than 2.0% of the portfolio assets may be invested in the securities of any single issuer, and no more than 1.5% of the portfolio assets may be invested in the securities of any single issuer rated below A- by Standard & Poor’s.

Credit Criteria

Securities must be rated investment grade or better at the time of purchase.

At all times, the portfolio’s average credit quality must be AA- or better.

A maximum of 30% of the portfolio’s assets may be invested in securities rated triple-B.

A maximum of 40% of the portfolio’s assets may be invested in mortgage securities.

In addition to the foregoing guidelines, our general philosophy is to limit our investments in industries that have experienced historic volatility, such as airlines or telecommunications companies. We also monitor our investment guidelines to ensure compliance with regulatory requirements.

On a monthly basis, we review the performance of our investments and monitor market conditions for investments that would warrant any revision to our investment guidelines.

The following table shows the market values of various categories of our invested assets, the percentage of the total market value of our invested assets represented by each category and the book yield based on market value of each type as of the dates and for the periods indicated:

	As of and for the Three Months Ended March 31, 2005			As of and for the Year Ended December 31, 2004
Category	Market Value	Percent of Total	Annualized Yield	Market Value	Percent of Total	Yield
	($ in thousands)
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$53,491	15.4%	3.88%	$52,074	14.9%	3.75%
Obligations of states and political subdivisions	4,089	1.2	3.77	4,159	1.2	3.77
Corporate securities	124,165	35.6	4.09	121,232	34.7	4.07
Mortgage and asset-backed securities	104,287	29.9	4.31	100,534	28.8	3.62
Short term investments	29,919	8.6	2.67	36,516	10.5	1.71
Investment in unconsolidated foreign insurance company (1)	31,605	9.1		30,982	8.9
Preferred stocks	20	0.0		20	0.0
Investment in capital trusts	929	0.2		929	0.2
Cash and cash equivalents	0	0.0		2,900	0.8
Other	47	0.0		50	0.0

Total	$348,552	100.0%		$349,396	100.0%

(1)	Represents our ownership of 29.8% of the capital stock of Seguros Atlas.

Our investment in unconsolidated foreign insurance company represents our ownership of 29.8% of the capital stock of Seguros Atlas, a Mexican insurance company, that we acquired in 1994 at the request of Winterthur. In connection with our investment, we have the contractual right to appoint four members of Seguros Atlas’s 15 member board and have approval rights over several types of extraordinary corporate matters, including the annual budget.

Reserves for Unpaid Losses and Loss Adjustment Expenses

We estimate liabilities for the costs of losses and loss adjustment expenses for both reported and unreported claims based on historical trends adjusted for changes in loss costs, underwriting standards, policy provisions, product mix and other factors. Estimating the liability for unpaid losses and loss adjustment expenses is inherently judgmental and is influenced by factors that are subject to significant variation. We monitor items, such as the effect of inflation on medical, hospitalization, material repair and replacement costs, general economic trends and the legal environment. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Recognition of losses and loss adjustment expenses.”

We review the adequacy of our loss reserves and the effectiveness of our claims adjustments quarterly. We focus significant management attention on claims reserved above $100,000. As of December 31, 2004, we had 32 claims in excess of $100,000.

We employ four actuaries who have been designated as Fellows of the Casualty Actuarial Society with an average of 15 years in actuarial experience in personal and commercial lines insurance, including MGA programs. These actuaries conduct annual reviews of our reserves, work with our underwriting team to ensure the adequacy of our pricing strategy and certify our reserves to state regulators annually. We adjust our reserves based on quarterly reviews as we become aware of additional information. We reflect these adjustments in current year operations. Our independent registered public accounting firm also reviews the adequacy of our loss reserves as part of their annual audit procedures.

Recent loss reserves

Due to the change in accounting basis from historical GAAP to purchase GAAP in connection with the 2003 Acquisition, financial statement information before and after the 2003 Acquisition are not comparable except for certain financial statement components such as losses and loss adjustment expenses incurred. We have combined these financial statement components for the 2003 Stub Period and the 2003 Cutoff Period below to facilitate the year-to-year comparisons. The following table shows activity in the reserves for unpaid losses and loss adjustment expenses for 2004, 2003 and 2002:

Losses and Loss Adjustment Expenses

	Year Ended December 31,
	2004	2003	2002
	($ in thousands)
Balance at beginning of period	$265,769	$223,802	$155,827
Less ceded losses and loss adjustment expenses	(152,298)	(135,280)	(93,033)

Net balance at beginning of period	113,471	88,522	62,794

Claims incurred during the period related to:
Current periods	135,577	164,036	162,031
Prior periods	2,973	23,408	10,140

Total claims incurred	138,550	187,444	172,171

Claims paid during the period related to:
Current periods	81,930	99,264	98,279
Prior periods	62,269	63,231	48,164

Total claims paid	144,199	162,495	146,443

Balance at end of year	107,822	113,471	88,522
Add ceded losses and loss adjustment expenses	159,775	152,298	135,280

Balance at end of period	$267,597	$265,769	$223,802

Our claims reserving practices are designed to set reserves that in the aggregate are adequate to pay all claims at their ultimate settlement value net of anticipated salvage and subrogation. Thus, our reserves are not discounted for inflation or other factors. Also, our reserves are the same on both a GAAP and statutory accounting basis.

Loss development

We estimate the aggregate amount of losses and loss adjustment expenses ultimately required to settle all claims for a given period (“estimated ultimate incurred losses”). The following tables present the development of our estimated ultimate incurred losses, net of reinsurance, on a GAAP basis for the calendar years 1996 through 2004. We are unable to present our loss reserves prior to 1996, because a significant portion of the underlying data resides with other entities formerly included in Winterthur’s U.S. insurance operations. The top line of each table shows the estimated ultimate incurred loss and loss adjustment expense recorded at the balance sheet date for the indicated years. The remainder of the table presents intervening development from the initially estimated ultimate incurred loss and loss adjustment expense. This development results from additional information and experience in subsequent years. The middle line shows a net cumulative redundancy (deficiency) that represents the aggregate decrease (increase) in the ultimate incurred loss and loss adjustment expense initially estimated. The lower portion of the table indicates the cumulative amounts paid as of successive periods.

Analysis of Loss Reserve Development

	Year Ended December 31,
	1996	1997	1998	1999	2000	2001	2002	2003	2004
	($ in millions)
Net estimated ultimate incurred loss and loss adjustment expense as originally estimated	$135.5	$81.4	$78.0	$83.7	$106.8	$131.0	$161.4	$164.0	$135.6

Net estimated ultimate incurred loss and loss adjustment expense re-estimated as of:
One year later	132.7	84.5	78.1	87.5	111.6	137.9	170.3	163.0
Two years later	128.6	82.9	74.8	88.2	112.5	144.7	169.6
Three years later	127.4	81.2	74.8	88.6	115.2	147.9
Four years later	126.2	81.0	75.0	90.0	116.5
Five years later	125.8	81.0	75.5	90.2
Six years later	125.7	81.3	75.8
Seven years later	126.0	81.1
Eight years later	126.3

Net cumulative redundancy (deficiency)	9.2	0.3	2.2	(6.5)	(9.7)	(16.9)	(8.2)	1.0

Cumulative amount of net loss and loss adjustment expense paid as of:
One year later	116.6	73.8	67.9	78.0	100.4	120.5	138.2	134.2
Two years later	121.2	78.2	71.4	83.9	107.8	134.6	154.6
Three years later	123.8	79.6	73.4	87.2	112.0	142.5
Four years later	124.7	80.5	74.6	89.0	114.3
Five years later	125.2	80.9	75.4	89.6
Six years later	125.5	81.1	75.4
Seven years later	125.7	81.1
Eight years later	126.0

Gross estimated ultimate incurred loss and loss adjustment expense originally estimated end of year	251.8	191.6	176.2	175.2	212.7	236.1	277.0	280.3	256.5
Reinsurance recoverable on unpaid losses	116.3	110.2	98.2	91.5	105.9	105.1	115.6	116.3	120.9

Net estimated ultimate incurred loss and loss adjustment expense originally estimated at end of year	135.5	81.4	78.0	83.7	106.8	131.0	161.4	164.0	135.6

Gross estimated ultimate incurred loss and loss adjustment expense re-estimated — latest	245.5	191.6	163.8	189.7	236.3	278.8	297.4	287.6	256.5
Reinsurance recoverable on unpaid losses re-estimated — latest	119.2	110.5	88.0	99.5	119.8	130.9	127.8	124.6	120.9

Net estimated ultimate incurred loss and loss adjustment expense re-estimated — latest	$126.3	$81.1	$75.8	$90.2	$116.5	$147.9	$169.6	$163.0	$135.6

Gross cumulative redundancy (deficiency)	$6.3	$0.0	$12.4	$(14.5)	$(23.6)	$(42.7)	$(20.4)	$(7.3)	$0.0

In 2002, we increased reserves for incurred but not reported (“IBNR”) losses and loss adjustment expenses by $9.9 million in the Independent Agents — Commercial Lines segment primarily due to changes in estimates on workers’ compensation reserves, estimates on mold-related reserves and estimates on commercial casualty loss adjustment expenses reserves. These reserve increases related primarily to accident years 1999 through 2001. We also increased reserves for losses and loss adjustment expenses in the Program Management segment by $5.6 million primarily related to a nonstandard auto program and a commercial auto program that were subsequently terminated.

In 2003 Total, we increased reserves for losses and loss adjustment expenses in our Independent Agents —Personal Lines segment for auto liability lines by $5.9 million and for increased estimates associated with mold losses by $1.7 million. These reserves related primarily to loss developments in accidents years 2001 and 2002. As with 2002, we increased reserves for IBNR losses and loss adjustment expenses in the Independent Agents —Commercial Lines segment by $7.5 million primarily due to changes in estimates on workers’ compensation reserves, mold-related reserves and commercial casualty loss adjustment expenses reserves. These reserve increases related primarily to loss developments in accident years 2000 and 2001. We also increased reserves for losses and loss adjustment expenses in the Program Management segment by $9.3 million primarily related to a nonstandard auto and a commercial auto program that were subsequently terminated.

In 2004, due in part to favorable loss development trends in both personal property and personal auto lines, we reduced reserves for IBNR losses and loss adjustment expenses in our Independent Agents — Personal Lines segment by $2.6 million for accident years 2002 and 2003 Total. We increased commercial lines reserves for IBNR losses and loss adjustment expenses primarily for the casualty and auto bodily injury lines by $2.0 million for certain classes of business that we have phased out. We decreased net reserves for losses and loss adjustment expenses in the Program Management segment by $3.1 million primarily because of favorable reserve development for prior periods for two terminated MGA programs.

Claims Management and Administration

We manage the claims we receive on the policies underwritten through our independent agent network. We believe that effective claims management is critical to our success and that our claims management process is cost effective, delivers the appropriate level of claims service and produces superior claims results. Our claims management philosophy emphasizes fast, fair and courteous claims handling while maintaining the accuracy and sufficiency of any payments we are contractually obligated to pay. We focus on controlling claims by thoroughly investigating them, accelerating communication to policyholders and claimants and compressing the cycle time of claim resolution to control both loss cost and claim handling cost.

Our claims department reviews, supervises and handles claims arising under our insurance policies. As of March 31, 2005, our claims organization employed 82 people. We have trained our claims employees to handle claims according to our customer-focused claims management processes and procedures. Our claims adjusters are repeatedly assigned to the same types of claims to enable them to develop expertise and more efficiently handle claims. We systematically conduct continuing education for our claims staff in the areas of best practices, fraud awareness, legislative changes and litigation management. We use independent claims adjusters in locations where we do not have a resident adjuster or in the event of a catastrophe where, in light of our service commitment, the frequency of claims requires us to supplement our staff. For claims made under our workers’ compensation policies, we administer claims through third-party administrators, whose expertise has resulted in significant cost savings on a per-claim basis. All large claim reserves are reviewed on a monthly basis by executive claims management, and adjusters frequently participate in audits and large loss reviews with participating reinsurers. We also employ a formal large loss review methodology that involves senior company management, executive claims management and adjusting staff in a quarterly review of all large loss exposures.

Our physical damage claims processes involve the utilization and coordination of internal staff, vendor resources and property specialists. We pay close attention to the vehicle repair process, which we believe reduces the amount we pay for repairs, storage costs and auto rental costs.

We employ highly qualified and experienced liability adjusters to oversee all injury-related losses, including those in litigation. We believe that our claims management staff has resolved claims more quickly than many of our competitors. Our claims management team resolved more claims in the aggregate, including prior years’ claims, than we received for 2004.

Our unaffiliated MGAs underwrite insurance policies on our behalf within guidelines we establish. As part of our agreement with them, the MGAs administer any claims arising under those policies. We exercise a great deal of care in the selection of our MGA relationships and regularly audit their performance. We perform onsite audits of each MGA’s claims operations at least twice a year. With written procedures tailored for the unique claims operations of each MGA, we audit to evaluate claims handling, the appropriateness of payments made, the adequacy of case reserves and compliance with applicable statutes and regulations. Our audits determine the effectiveness of the claims department by assessing workflows, personnel and system capabilities. We prepare and distribute to the program’s management a written report of each audit, which includes comments on all elements of the audit and items that require management follow-up.

Technology and Systems

We utilize superior technology as a competitive strength with our independent agents and to ensure attractive underwriting results. Specifically, we have developed an automated system that marshals policy and claims data to support our underwriting and pricing function and enables our network of independent agents to underwrite personal lines policies on our behalf. We refer to that system as RepubLink.

Through our internet-based portal to RepubLink, our agents are able to seamlessly submit an application for underwriting approval and a rate quote and bind and issue a policy for personal lines policies. RepubLink stores electronic images of all documents associated with each account and, throughout the life of that account, distributes all relevant data regarding that policyholder and its claims and loss history to our underwriting, actuarial, claims and billing departments to supplement their knowledge base and enable them to carry out their respective functions. Our underwriting and actuarial departments use that information to refine our underwriting guidelines for our personal lines using our segmented underwriting philosophy.

We also maintain business resumption and computer disaster recovery plans that allow for the recovery of mission critical systems and the resumption of all material business services within 72 hours of a major business interruption. As part of this system, we have offsite storage of backup data files and documentation. All mission critical data and systems are backed-up nightly and copies are maintained in offsite storage.

Competition

We compete with a large number of other companies in our selected lines of business, including major U.S. and non-U.S. insurers, regional companies, mutual companies, specialty insurance companies, underwriting agencies and diversified financial services companies. We compete for business on the basis of a number of factors, including price, coverages offered, customer service, relationships with agents (including ease of doing business, service provided and commission rates paid), size and financial strength ratings.

In our personal lines business, our competitors include St. Paul Travelers Companies, Inc., The Hartford Financial Services Group, Inc. and Safeco Corporation. In our commercial lines business, our competitors include St. Paul Travelers Companies, Inc., Zurich American Insurance Company, The Hartford Financial Services Group, Inc., Central Mutual Insurance Company and Safeco Corporation. Currently, we believe that we have only two direct competitors in our region, United America Indemnity, Ltd. and Clarendon Insurance Group, for our MGA programs. Several companies compete with us to provide fronting services for personal auto lines, including State National Companies, Old American County Mutual Fire Insurance Company and Home State County Mutual Insurance Company.

We seek to distinguish ourselves from our competitors by providing a broad product line offering and targeting underserved market segments that provide us with the best opportunity to obtain favorable policy terms, conditions and pricing. By offering several different lines of business and maintaining strong agent relationships, we believe that we strengthen our ability to compete effectively against insurance companies that offer a narrow range of products. We also compete with other companies by quickly delivering products that respond to the emerging needs of our agents and policyholders. We target risks in Texas, Louisiana, Oklahoma and New Mexico, in part, because we believe that regional and national insurance companies lack some of the deep regional expertise that has enabled us to identify and exploit underserved markets within our region.

Ratings

Many insurance buyers, agents and brokers use the ratings assigned by A.M. Best and other rating agencies to assist them in assessing the financial strength and overall quality of the companies from which they purchase insurance. A.M. Best assigned us a financial strength rating of “A- (Excellent)” in 2003. An “A- (Excellent)” rating is the fourth highest of 15 rating categories used by A.M. Best. In evaluating a company’s financial and operating performance, A.M. Best reviews the company’s profitability, leverage and liquidity, as well as its book of business, the adequacy and soundness of its reinsurance, the quality and estimated market value of its assets, the adequacy of its loss and loss adjustment expenses reserves, the adequacy of its surplus, its capital structure, the experience and competence of its management and its market presence. This rating is intended to provide an independent opinion of an insurer’s ability to meet its obligations to policyholders and is not an evaluation directed at investors. This rating assignment is subject to our ability to meet A.M. Best’s expectations as to our performance and capitalization on an ongoing basis, including with respect to our management of loss and loss adjustment expenses reserves and is subject to revocation or revision at any time at the sole discretion of A.M. Best. We cannot ensure that Republic Underwriting will maintain its present rating.

Properties

We lease approximately 113,000 square feet of space at 5525 Lyndon B. Johnson Freeway, Dallas, Texas. We pay annual rent of $2.0 million, adjusted annually based on the Consumer Price Index and subject to a cap. The lease expires on February 28, 2017, unless we exercise our option to extend the term of the lease for a single renewal term of five years. If we exercise the option, our rent will be adjusted to reflect the fair market rental value at the time of renewal.

Employees

As of June 30, 2005, we had 316 full-time employees and three part-time employees. None of these employees are covered by a collective bargaining agreement. We have employment agreements with certain of our senior executive officers, which are described under “Management — Employment Agreements.” The remainder of our employees are at-will employees. We believe that our employee relations are excellent.

Legal Proceedings

From time to time, we are involved in various legal proceedings in the ordinary course of business. For example, to the extent a claim asserted by a third party in a lawsuit against one of our policyholders is covered by a particular policy, we may have a duty to defend that policyholder against the claim. These claims may relate to bodily injury, property damage or other compensable injuries as set forth in the policy. Thus, when such a lawsuit is submitted to us, in accordance with our contractual duty we appoint counsel to represent any covered policyholders named as defendants in the lawsuit. In addition, from time to time we may take a coverage position (e.g., denying coverage) on a submitted property or liability claim with which the policyholder is in disagreement. In such cases, we may be sued by the policyholder for a declaration of its rights under the policy or for monetary damages, or we may institute a lawsuit against the policyholder requesting a court to confirm our position. We do not believe that the resolution of any currently pending legal proceedings, either individually or taken as a whole, will have a material adverse effect on our business, financial condition or results of operations.

As with any active business, we may be involved from time to time in litigation involving non-policyholders, such as vendors or other third parties with whom we have entered into contracts and out of which disputes have arisen, or litigation arising from employment-related matters, such as actions by employees claiming unlawful treatment or improper termination. There are no material suits of these types presently pending against us.

Regulation

State insurance holding company regulation

We are the parent company of several operating insurance companies, and are therefore subject to the insurance holding company laws of the states in which those companies are domiciled, namely Texas, Oklahoma and Arizona. These laws generally require us to register with the domiciliary state’s insurance department and to furnish financial and other information about the operations of companies within our holding company structure. Generally under these laws, all material transactions among companies in our holding company structure, including sales, loans, reinsurance agreements and service agreements, must be fair and reasonable and, if material or of a specified category, require prior notice and approval or non-disapproval by the domiciliary state’s insurance department.

Changes of control

Before a person can acquire control of an insurance company, prior written approval must be obtained from the domiciliary state insurance department. Prior to granting approval of an application to acquire control of an insurer, the domiciliary state insurance department will consider such factors as:

•	the financial strength of the applicant;

•	the integrity and management of the applicant’s board of directors and executive officers;

•	the acquirer’s plans for the management of the domestic insurer;

•	the acquirer’s plans to declare dividends, sell assets or incur debt;

•	the acquirer’s plans for the future operations of the domestic insurer; and

•	any anti-competitive results that may arise from the consummation of the acquisition of control.

Pursuant to the Texas, Oklahoma and Arizona insurance holding company statutes, “control” means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the company, whether through the ownership of voting securities, by contract (except a commercial contract for goods or non-management services) or otherwise. Control is presumed to exist if any person directly or indirectly owns, controls or holds with the power to vote 10% or more of the voting securities of the company; however, the state’s insurance department, after notice and a hearing, may determine that a person or entity that directly or indirectly owns, controls or holds with the power to vote less than 10% of the voting securities of the company nonetheless “controls” the company. Because a person acquiring 10% or more of our common stock would indirectly control the same percentage of the stock of Republic Underwriting, the change of control laws of the states of Texas, Oklahoma and Arizona would likely apply to such a transaction.

These laws may discourage potential acquisition proposals and may delay, deter or prevent change of control transactions involving Republic Underwriting, including those that some or all of our stockholders might consider to be desirable.

Legislative changes

From time to time, various regulatory and legislative changes have been proposed that would adversely affect the insurance industry. Among the proposals that have been or are being considered are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers and proposals in various state legislatures (some of which proposals have been enacted) to conform portions of their insurance laws and regulations to various model acts adopted by the National Association of Insurance Commissioners, or NAIC. We are unable to predict whether any of these laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our financial condition or results of operations.

In 2002, in response to the tightening supply in certain insurance and reinsurance markets resulting from, among other things, the September 11, 2001 terrorist attacks, the Terrorism Risk Insurance Act (“TRIA”) was enacted. TRIA is designed to ensure the availability of commercial insurance coverage for terrorist acts in the United States. This law established a federal assistance program through the end of 2005 to help the commercial property and casualty insurance industry cover claims related to future terrorism-related losses and requires such companies to offer coverage for certain acts of terrorism. As a result, we are prohibited from adding certain terrorism exclusions to the policies written by our insurance company subsidiaries. Although we are protected by federally funded terrorism reinsurance as provided for in the TRIA, there is a substantial deductible that must be met, the payment of which could have an adverse effect on our financial condition and results of operations. Our TRIA deductible for 2005 is $36.2 million. Potential future changes to the TRIA could also adversely affect us by causing our reinsurers to increase prices or withdraw from certain markets where terrorism coverage is required.

We conduct much of our fronting business through our controlled affiliate, Southern County Mutual Insurance Company. Texas county mutual insurance companies have advantages over other types of insurance companies writing personal and commercial auto policies in the State. Among other benefits, county mutuals are granted greater rate flexibility by statute. From time to time, the Texas Legislature has adopted modifications to the State regulations applicable to county mutual insurance companies, including modifications that limit some of the rate flexibility they enjoy. We can provide no assurance that the Texas Legislature will not take action that will significantly limit or eliminate the competitive advantage currently enjoyed by our affiliated county mutual insurance company.

State insurance regulations

State insurance authorities have broad powers to regulate U.S. insurance companies. The primary purpose of these powers is to protect individual policyholders. The extent of regulation varies, but generally has its source in statutes that delegate regulatory, supervisory and administrative power to state insurance departments. These powers relate to, among other things, licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, and in some instances, approving policy forms, related materials and premium rates. State insurance laws and regulations require us to file financial statements with insurance departments in each state in which we conduct insurance business, and our operations are subject to examination by those departments.

We prepare statutory financial statements in accordance with statutory accounting principles, or SAP, and procedures prescribed or permitted by state insurance departments. As part of their regulatory oversight process, state insurance departments conduct periodic detailed examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their states, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other states under guidelines promulgated by the NAIC.

The NAIC has proposed an amendment to its “Model Audit Rule” in response to the passage of the Sarbanes-Oxley Act of 2002. The amendment addresses corporate governance, auditor independence and, most notably, the application of certain provisions of Section 404 of the Sarbanes-Oxley Act regarding internal control reporting. The amendment’s reporting provisions may apply to each insurance company within a holding company rather than at a consolidated level. Since we receive financial information from our unaffiliated MGAs and fronting programs, which have their own accounting and information systems, compliance with these reporting requirements may be particularly burdensome. While still in preliminary form, if adopted, these internal control reporting provisions may result in significant additional reporting costs.

Insurance Regulatory Information System ratios

The NAIC developed the Insurance Regulatory Information System, or IRIS, to assist state insurance departments in executing their statutory mandates to oversee the financial condition of insurance companies. IRIS identifies twelve industry ratios and specifies a range of “usual values” for each ratio. Departure from the usual values on four or more of the ratios can lead to inquiries from state insurance commissioners as to certain aspects of an insurer’s business.

State dividend limitations

The insurance departments of Texas and Oklahoma must approve any dividend declared or paid by an insurance company domiciled in their respective states if the dividend, together with all dividends declared or distributed by that insurance company during the preceding twelve months, exceeds the greater of (1) 10% of its policyholders’ surplus as of December 31 of the preceding year or (2) 100% of its net income for the calendar year preceding the year in which the value is being determined (excluding, in the case of Oklahoma, realized capital gains). The insurance department of Arizona must approve any dividend declared or paid by an insurance company domiciled in the State if the dividend, together with all dividends declared or distributed by the insurance company during the preceding twelve months, exceeds the lesser of (1) 10% of its policyholders’ surplus as of December 31 of the year preceding the relevant twelve month period or (2) 100% of the company’s net investment income during the twelve month period. In addition, all of our insurance subsidiaries and affiliates may only pay dividends out of their earned surplus.

Periodic financial and market conduct examinations

The insurance departments in every state in which our insurance companies do business may conduct on-site visits and examinations of our insurance companies at any time and generally for any purpose, including review of our insurance companies’ financial condition, market conduct and relationships and transactions with affiliates. In addition, the Texas, Oklahoma and Arizona insurance departments will conduct comprehensive examinations of our insurance companies domiciled in those states every three to five years.

The Oklahoma Insurance Department recently completed its triennial financial examination of our Oklahoma-domiciled insurance companies for the period covering January 1, 2001 through December 31, 2003. The Arizona Department of Insurance recently completed its financial examination of our Arizona-domiciled insurance company for the period covering January 1, 1999 through December 31, 2003. Neither state made any adverse findings or recommended changes to our operations in its report of examination. The Texas Department of Insurance recently initiated its financial and market conduct examinations of our Texas-domiciled insurance companies for the period covering January 1, 2000 through December 31, 2004.

Risk-based capital regulations

The Texas, Oklahoma and Arizona insurance departments require domestic property and casualty insurers to report their risk-based capital based on a formula developed and adopted by the NAIC that attempts to measure statutory capital and surplus needs based on the risks in the insurer’s mix of products and investment portfolio. The formula is designed to allow the state’s insurance department to identify potential weakly-capitalized companies. Under the formula, a company determines its risk-based capital by taking into account certain risks related to the insurer’s assets (including risks related to its investment portfolio and ceded reinsurance) and the insurer’s liabilities (including underwriting risks related to the nature and experience of its insurance business).

At December 31, 2004, our risk-based capital levels exceeded the minimum risk-based capital requirements that would trigger regulatory attention. In its 2004 statutory financial statements, Republic Underwriting complied with the NAIC’s risk-based capital reporting requirements.

Statutory accounting principles

Statutory accounting principles (“SAP”) is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer’s surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with insurance laws and regulatory provisions applicable in each insurer’s domiciliary state.

While GAAP is concerned with a company’s solvency, it is also concerned with other financial measurements, such as income and cash flows. Accordingly, GAAP gives more consideration to appropriate matching of revenues and expenses and accounting for management’s stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with GAAP as opposed to SAP.

Statutory accounting practices established by the NAIC and adopted, in part, by Texas, Oklahoma and Arizona regulators determine, among other things, the statutory surplus and statutory net income of the Republic Underwriting companies and thus determine, in part, the funds they have available to pay dividends. Effective with the 2003 Acquisition, Republic Underwriters Insurance Company obtained regulatory approval for and completed a statutory quasi-reorganization. The statutory quasi-reorganization restated the retained deficit in the statutory unassigned surplus to zero and reduced the gross paid in and contributed surplus by a comparable amount. There was no net effect on statutory surplus from these reclassifications.

Guaranty associations

In Texas, Oklahoma and Arizona, and in most of the jurisdictions in which Republic Underwriting is or in the future may be licensed to transact business, there is a requirement that property and casualty insurers doing business within the jurisdiction participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premium written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

In none of the past five years has the assessment levied against Republic Underwriting with respect to guaranty associations been material. Property and casualty insurance company insolvencies or failures may result in additional guaranty fund assessments to Republic Underwriting at some future date. At this time we are unable to determine the impact, if any, that such assessments may have on the financial condition or results of operations of Republic Underwriting. We have established liabilities for guaranty fund assessments with respect to insurers that are currently subject to insolvency proceedings.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information with respect to the executive officers and directors of Republic Companies Group, Inc. and the Chief Underwriting Officer and the Chief Marketing Officer of Republic Underwriters Insurance Company, our principal operating subsidiary, as of August 3, 2005. All directors hold office until the next general annual meeting of shareholders or until their successors are duly elected and qualified in accordance with our bylaws. Upon completion of this offering, Mr. Dwyer and Mr. Edwards are expected to resign from our board of directors and Mr. Robert Kullas is expected to be added to our board of directors.

Name	Age	Position
Bruce W. Schnitzer	61	Chairman of the Board of Directors
Parker W. Rush	46	President and Chief Executive Officer; Director
Martin B. Cummings	50	Vice President and Chief Financial Officer
Michael E. Ditto	61	Vice President and General Counsel
James G. Drawert	64	Chief Underwriting Officer, Republic Underwriters Insurance Company
Robert S. Howey	50	Chief Marketing Officer, Republic Underwriters Insurance Company
Scott L. Bok (2) (4)	46	Director
Timothy M. Dwyer (1)	43	Director
Robert L. Edwards, Jr. (1) (4)	38	Director
Patrick K. McGee (1) (2) (3) (4)	41	Director
Robert H. Sheridan, III (2) (3)	42	Director
John L. Ware (2) (3)	57	Director
Robert H. Kullas (5)	60	Director*

(1)	Member of Audit Committee.
(2)	Member of Compensation Committee.
(3)	Member of Nominating and Governance Committee.
(4)	Member of Investment Committee.
(5)	We have reached a tentative agreement to appoint Mr. Kullas to our board with such appointment conditioned on the listing of our common stock on the Nasdaq National Market. Our board of directors has determined that Mr. Kullas (i) is “independent,” as defined under and required by the federal securities laws and the NASD Marketplace Rules, (ii) will serve as a member of our audit committee and (iii) is an “audit committee financial expert,” as this term has been defined by the SEC in Item 401(h)(2) of Regulation S-K.
*	Appointment as director is conditioned on the listing of our common stock on the Nasdaq National Market.

Bruce W. Schnitzer

Bruce W. Schnitzer has served as a member of our Board of Directors since December 2002 and as Chairman since September 2003. In addition, Mr. Schnitzer served as our President and Chief Executive Officer from September 2003 until December 2003, when we hired Mr. Rush. Since March 1985, Mr. Schnitzer has been a private equity investor and, since November 1987, he has served as Chairman and Managing Director of Wand Partners, Inc., a New York-based private equity firm that specializes in insurance. Prior to that time, he was employed by Marsh & McLennan Companies, Inc., where he served as President and Chief Executive Officer of Marsh & McLennan, Inc. from January 1983 until February 1985, and as Vice President and Chief Financial Officer of Marsh & McLennan Companies, Inc. from February 1977 until December 1982. Mr. Schnitzer has also served as a director of Seguros Atlas, S.A. since March 2004, American Independent Companies, Inc. since December 2003, Personal Service Insurance Company since December 2004, American Independent Insurance Company since December 2004 and Menasha Corporation since December 1974.

Parker W. Rush

Parker W. Rush has served as our President and Chief Executive Officer and as a member of our Board of Directors since December 1, 2003. Since March 2004, Mr. Rush has served as a director of Seguros Atlas, S.A.

Prior to his employment with The Republic Group, Mr. Rush served as a Senior Vice President and Managing Director in charge of the Southern U.S. based in Dallas, Texas and in various other capacities at The Chubb Group of Insurance Companies since February 1980.

Martin B. Cummings

Martin B. Cummings has served as our Vice President since January 2001. In addition, Mr. Cummings has served as our Chief Financial Officer since March 2000. Mr. Cummings previously served as our Assistant Vice President from November 1993 until December 2000. Since March 2004, Mr. Cummings has served as a director of Seguros Atlas, S.A. Prior to his employment with The Republic Group, Mr. Cummings served as a tax manager with the public accounting firm of KPMG Peat Marwick. Mr. Cummings is a certified public accountant licensed in the State of Texas.

Michael E. Ditto

Michael E. Ditto has served as our Vice President and Secretary since January 1992. In addition, Mr. Ditto has served as our General Counsel since March 1989. Since October 1994, Mr. Ditto has served as a director of Seguros Atlas, S.A. Prior to his employment with The Republic Group, Mr. Ditto served as Vice President and Secretary of Allied Finance Company. Mr. Ditto is a member of the State Bar of Texas.

James G. Drawert

James G. Drawert has served as our Vice President since September 2003. In addition, Mr. Drawert has served as our Chief Underwriting Officer since March 2004. Prior to his employment with The Republic Group, Mr. Drawert served as Chairman and Chief Executive Officer of Millers American Group from July 2000 to March 2003, where he was retained to help turn around that organization before it was ultimately placed in receivership in March 2003. Prior to his tenure at Millers American Group, Mr. Drawert served as an Executive Vice President of CNA Insurance from June 1994 to July 2000.

Robert S. Howey

Robert S. Howey has served as our Vice President and Chief Marketing Officer since April 2004. Prior to his employment with The Republic Group, Mr. Howey served as Senior Vice President of Quanta U.S. Holdings from October 2003 until April 2004. In addition, Mr. Howey served as Managing Director of Swiss Re from April 1997 until October 2003, where he oversaw marketing and underwriting responsibilities for several lines of businesses.

Scott L. Bok

Scott L. Bok has served as a member of our Board of Directors since August 2003. Mr. Bok has served as Co-President of Greenhill & Co., Inc. (“Greenhill”) since January 2004. Mr. Bok has also served as a member of Greenhill’s management committee since January 2004 and as a member of its Board of Directors since its initial public offering in March 2004. From 2001 until March 2004, Mr. Bok was a member of a two-person administrative committee responsible for managing Greenhill’s operations. Mr. Bok joined Greenhill as a Managing Director in February 1997. Mr. Bok has also served on the investment committee of Greenhill Capital Partners since its formation in 2000. Prior to joining Greenhill, Mr. Bok served as a Managing Director in the Mergers, Acquisitions and Restructuring Department of Morgan Stanley & Co., where he worked from 1986 until 1997. From 1984 to 1986, Mr. Bok practiced law with Wachtell, Lipton, Rosen & Katz. Mr. Bok also serves as a director of various private companies.

Timothy M. Dwyer

Timothy M. Dwyer has served as a member of our Board of Directors since September 2003. Mr. Dwyer has been employed by Greenhill as a Managing Director since January 2002. Prior to joining Greenhill,

Mr. Dwyer was employed by Donaldson, Lufkin & Jenrette as a Managing Director from January 1993 to August 2000 and later by Credit Suisse First Boston from September 2000 to December 2001. Mr. Dwyer is a licensed Certified Public Accountant in the State of Illinois.

Robert L. Edwards, Jr.

Mr. Edwards serves as a Principal of Banc of America Capital Investors, the principal investment group within Bank of America Corporation, and is a Partner of Banc of America Capital Investors SBIC, L.P. He has worked with Bank of America or its predecessors since 1997. Mr. Edwards has served as a Director of Flexsol Holding Corp. since November 1999 and Optical Resources Group, Inc. from June 1998 until March 2000.

Patrick K. McGee

Patrick K. McGee has served as a member of our Board of Directors since August 2003. Mr. McGee is a co-founder and member of Brazos Private Equity Partners, LLC, a Dallas-based private equity firm, and has worked with Brazos since 1999. Mr. McGee serves as a director of various Brazos portfolio companies.

Robert H. Sheridan, III

Mr. Sheridan serves as a Managing Director of Banc of America Capital Investors, the principal investment group within Bank of America Corporation, and is a Partner of Banc of America Capital Investors SBIC, L.P. He has worked with Bank of America or its predecessors since 1989. Mr. Sheridan has served as a Director of Cumulus Media, Inc. since June 1998, and serves as a director of several portfolio companies of Banc of America Capital Investors SBIC, L.P.

John L. Ware

John Ware has served as a member of our Board of Directors since August 2003. In addition, Mr. Ware has served as President and Chief Executive Officer of 21st Century Group, LLC since 1998. Mr. Ware served as Chief Executive Officer for the City of Dallas from November 1993 until August 1998. Mr. Ware has served as a director of Innovative Packaging Solutions since May 2004 and has served as Chairman of the Board of Dynix, Inc. since July 2000, Conley Lott Nichols, Inc. since January 2002, Paris Packaging, Inc. since March 2004 and Integrity Packaging, Inc. since October 2004.

Robert H. Kullas

Mr. Kullas has been a private investor since August 1999. From January 1994 to August 1999, Mr. Kullas was employed by Executive Risk Inc., a group of companies that focused primarily on specialty insurance lines, in various capacities, including President and Chief Operating Officer and Chairman of the Board of Directors. Prior to joining Executive Risk Inc., he was employed by Aetna Life & Casualty, where he served in various capacities, including his last position as Vice President-Finance and Treasurer from 1991 to 1993.

Board Compensation

Directors who are also our employees do not receive compensation for their services as Directors. After the completion of this offering, any newly-elected or newly appointed non-employee Director will receive an initial grant of shares of our common stock valued at $50,000 on the date of such grant. In addition, any such non-employee Directors will receive annual compensation for their services as Directors in the form of $20,000 cash and a grant of shares of restricted common stock valued at $25,000 on the date of such grant. Newly-elected or newly appointed non-employee Directors will be entitled to a $2,000 fee for attendance of board meetings in person and a $1,000 fee for attendance of board meetings by telephonic means. Any such Directors who serve as members of a committee will be entitled to a $1,000 fee for attendance of committee meetings in person and a

$500 fee for attendance of such meetings by telephonic means, unless the committee meetings are held on the same day as a board meeting, in which case the non-employee Directors will be entitled only to the fee for attendance of the board meeting. In addition to fees for attendance of committee meetings, newly-elected or newly-appointed non-employee Directors who serve as members of the Audit Committee (other than the Chairman of the Audit Committee) will be entitled to an annual fee for their services on such committee in the amount of $5,000. Any such non-employee Director who serves as Chairman of the Audit Committee will be entitled to an annual fee for services on that committee in the amount of $15,000. All Directors are entitled to reimbursement of their reasonable out-of-pocket expenses in connection with their travel to and attendance at these meetings. Effective August 1, 2005, we have adopted a deferred compensation plan to provide a means for our Directors to elect to defer a portion of their board compensation.

Committees of the Board

Our Board of Directors has established an audit committee, a compensation committee, a nominating and governance committee and an investment committee.

Audit committee. The audit committee oversees our accounting, financial reporting and control processes and the audits of our financial statements, including: the preparation and integrity of our financial statements; our compliance with legal and regulatory requirements; our independent auditor’s qualifications and independence; and the performance of our independent auditor. Among other things, our audit committee:

•	has sole responsibility to retain and terminate our independent auditor;

•	has the authority to pre-approve all audit and non-audit services performed by our independent auditor and the fees and terms of each engagement;

•	appoints and oversees our internal auditor, and reviews the scope and results of each annual internal audit; and

•	has the authority to review our quarterly and annual audited financial statements and related public disclosures, earnings press releases and other financial information and earnings guidance provided to analysts or rating agencies.

Upon completion of this offering, the audit committee is expected to be comprised of Messrs. Kullas, McGee and Ware. Mr. Kullas is expected to serve as our “audit committee financial expert” as currently defined by the SEC rules and regulations.

Compensation committee. The compensation committee reviews and recommends the compensation arrangements for our directors and officers, oversees our compensation and benefit plans (including the review and administration of our equity-based compensation plans), and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. Upon the completion of this offering, the compensation committee is expected to be comprised of Messrs. Bok, Kullas and McGee.

Nominating and governance committee. The nominating and governance committee identifies, considers and recommends to the board appropriate director nominee candidates, reviews and makes recommendations on matters with respect to the general operation of the board and its committees and provides oversight with respect to our corporate governance practices. Upon the completion of this offering, the nominating and governance committee is expected to be comprised of Messrs. Bok, McGee and Ware.

Investment committee. The investment committee monitors, evaluates and directs all of our existing and proposed investments. Upon the completion of this offering, the investment committee is expected to be comprised of Messrs. Bok, McGee and Sheridan.

Compensation of Executive Officers

The following table contains summary information for the last three fiscal years concerning the total compensation paid to or earned by the Chief Executive Officer and all other executive officers of Republic Companies Group, Inc. and the Chief Underwriting Officer and Chief Marketing Officer of Republic Underwriters Insurance Company, our principal operating subsidiary. We refer to these persons as the named executive officers.

Summary Compensation Table

	Year	Annual Compensation							Long-Term Compensation	All Other Compensation ($) (3)
Name and Principal Position		Salary ($) (1)		Bonus ($) (1)		Other Annual Compensation ($) (1)			Restricted Stock Awards ($) (2)
Parker W. Rush President and Chief Executive Officer	2004 2003 2002	$ $	280,000 23,333 —	$ $	270,000 150,000 —		— — —		$300 — —		$28,448 — —	(6)

Martin B. Cummings Vice President and Chief Financial Officer	2004 2003 2002	$ $ $	183,631 152,129 149,641	$ $ $	160,000 107,840 174,414	$	— 38,555 —	(4)	$92 — —	$ $ $	17,963 8,712 10,097	(7)

Michael E. Ditto Vice President and General Counsel	2004 2003 2002	$ $ $	180,162 180,162 178,430	$ $ $	120,000 91,704 140,482	$	— 46,838 —	(5)	$50 — —	$ $ $	32,141 10,569 7,177	(8)

James G. Drawert Chief Underwriting Officer, Republic Underwriters Insurance Company	2004 2003 2002	$ $	180,000 60,000 —	$ $	90,000 15,000 —		— — —		$100 — —	$ $	8,406 297 —	(9)

Robert S. Howey Chief Marketing Officer, Republic Underwriters Insurance Company	2004 2003 2002		$123,462 — —		$140,000 — —		— — —		$30 — —		$4,693 — —	(10)

(1)	Represents compensation received from Republic Underwriters Insurance Company, our principal operating subsidiary.

(2)	Includes 165,000, 50,600, 27,500, 55,000 and 16,500 restricted stock awards granted to Messrs. Rush, Cummings, Ditto, Drawert and Howey, respectively, on May 14, 2004. As of December 31, 2004, the value of these awards were $1,381,800, $423,752, $230,300, $460,600 and $138,180, respectively. The stock awards for Mr. Rush vest over a period of 36 months; all others vest over a period of 60 months. The holder of each restricted stock award is entitled to receive dividends payable with respect to those shares.

(3)	For 2004, these amounts represent matching contributions under the Company’s 401(k) plan, matching contributions under the non-qualified retirement plan, contributions to the defined-contribution retirement plan, matching contributions under the deferred bonus plan, premiums for supplemental long-term disability insurance and imputed income from term life insurance.

(4)	Includes $3,810 representing country club membership dues and $34,744 representing company automobile program.

(5)	Includes $3,810 representing country club membership dues and $43,027 representing company automobile program.

(6)	Includes $6,300 from the 401(k) plan, $200 from the non-qualified retirement plan, $10,500 from the defined-contribution retirement plan, $8,100 from the deferred bonus plan, $3,078 from long-term disability premiums and $270 from life insurance.

(7)	Includes $5,046 from the 401(k) plan, $6,869 from the defined-contribution retirement plan, $4,800 from the deferred bonus plan, $977 from long-term disability premiums and $270 from life insurance.

(8)	Includes $5,405 from the 401(k) plan, $20,268 from the defined-contribution retirement plan, $3,600 from the deferred bonus plan, $1,680 from long-term disability premiums and $1,188 from life insurance.

(9)	Includes $6,750 from the defined-contribution retirement plan, $468 from long-term disability premiums and $1,188 from life insurance.

(10)	Includes $4,200 from the deferred bonus plan, $336 from long-term disability premiums and $158 from life insurance.

Option Grants in Last Fiscal Year

No stock options were granted to our named executive officers or other members of management in 2004. We have granted 59,472 options to our named executive officers and other members of management in 2005 and our Board of Directors has approved the grant of an additional 30,250 options to certain employees. In addition, our Board of Directors has approved the grant of 12,375 options to our named executive officers and other members of management contingent on the successful closing of this offering.

Pension Plan

Prior to January 1, 2004, certain employees of the Company who satisfied minimum age and service requirements were eligible to participate in the Company’s Pension Plan.

Under the Pension Plan, upon normal (age 65) retirement, employees are entitled to a single life annuity that provides annual payments equal to the sum of 1.0% of the first $6,000 of Covered Compensation (defined below) and 1.5% of the Covered Compensation in excess of $6,000, multiplied by the participant’s total credited years of service.

The Internal Revenue Code of 1986 (the “Code”) limits the benefits that may be payable from the assets of the Pension Plan and the amount of compensation that may be taken into account in computing a participant’s accrued benefits under the Pension Plan. As a result, we adopted the Pension Restoration Plan, effective January 1, 1995, which provides for additional benefits to be paid to specified executives of those amounts that would otherwise be provided under the Pension Plan but for the limitations of the Code that were incorporated into the terms of the Pension Plan.

The Pension Plan and the Pension Restoration Plan were frozen effective as of December 31, 2003 (the “Freeze Date”). As a result, as of the Freeze Date, benefits ceased to accrue under the Pension Plan and the Pension Restoration Plan, and all accrued benefits as of the Freeze Date became vested and nonforfeitable.

The following table sets forth the estimated annual benefits payable from the Company’s Pension Plan and Pension Restoration Plan upon normal retirement, in the form of a single life annuity, to persons in the specified Covered Compensation and years of credited service classifications:

Pension Plan Table

Covered Compensation	Years of Credited Service
	15	20	25	30
$125,000	$27,675	$36,900	$46,125	$55,350
$150,000	$33,300	$44,400	$55,500	$66,600
$175,000	$38,925	$51,900	$64,875	$77,850
$200,000	$44,550	$59,400	$74,250	$89,100
$225,000	$50,175	$66,900	$83,625	$100,350

The compensation covered by the Pension Plan and Pension Restoration Plan is the monthly average of a participant’s highest-compensated consecutive 36-month period occurring during the 120 completed consecutive months immediately preceding retirement, multiplied by 12 (the “Covered Compensation”). As of the Freeze Date, the Covered Compensation for Messrs. Rush, Cummings, Ditto, Drawert and Howey were $0, $147,472, $176,197, $0 and $0, respectively. As of the Freeze Date, Messrs. Rush, Cummings, Ditto, Drawert and Howey were credited with 0, 14.208, 26.721, 0 and 0 years of credited service, respectively.

Benefit amounts are not subject to any deduction for Social Security or other offset amounts.

Employment Agreements

Parker W. Rush. Effective as of December 1, 2003, Mr. Rush entered into an employment agreement with our principal insurance subsidiary, Republic Underwriters Insurance Company, that provides that he will serve as our President and Chief Executive Officer. The term of the agreement extends until December 1, 2006, at which time it terminates unless the parties agree to extend the agreement on a month-to-month basis, a new agreement is executed or the agreement is terminated by either party upon 30 days’ written notice. The agreement provides for an annual base salary of $280,000, which is subject to increase by our Board of Directors. Mr. Rush is eligible for an annual performance bonus as determined by our Board of Directors. Mr. Rush may participate in present and future benefit plans and programs that we may provide to other senior executives. If Mr. Rush’s employment is terminated without cause or if he leaves for good reason, he will be entitled to receive his base salary paid in 12 monthly installments, and his performance bonus for the preceding fiscal year if the termination occurs after January 1 but on or before June 30 of any year, or a pro-rated portion of the performance bonus for the year in which the termination occurs if such termination occurs after June 30th of any fiscal year. Mr. Rush has entered into a confidentiality agreement to keep secret and treat as confidential all information concerning the Company during the tenure of his employment and thereafter. Mr. Rush also has entered into a non-competition agreement that restricts him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or business relations during his employment and for 12 months following the date of his termination.

Martin B. Cummings. On May 9, 2003, Mr. Cummings entered into an employment agreement with us that provides that he will serve as our Vice President and Chief Financial Officer. The term of the agreement extends until May 9, 2006, at which time it terminates unless the parties agree to extend the agreement on a month-to-month basis, a new agreement is executed or the agreement is terminated by either party upon 30 days’ written notice. The agreement provides for a fixed annual base salary, which is subject to increase by our Board of Directors. Mr. Cummings is eligible to participate in our annual incentive plan as established by our Board of Directors and in present and future benefit plans and programs that we may provide to other senior executives. If Mr. Cummings’ employment is terminated for reasons other than a breach of confidentiality or non-competition agreements, a breach of any material term of the employment agreement, death, disability, cause, voluntary termination, or if he leaves for good reason, he will be entitled to receive the greater of his base salary (currently $200,000) paid in 12 monthly installments or the amount that would have been due under his former severance protection agreement (currently $345,639). Mr. Cummings has entered into a confidentiality agreement to keep secret and treat as confidential all information concerning the Company during the tenure of his employment and thereafter. Mr. Cummings also has entered into a non-competition agreement that restricts him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or business relations during his employment and for 12 months following the date of his termination.

Robert S. Howey. On April 9, 2004, Mr. Howey entered into an employment agreement with our principal insurance subsidiary, Republic Underwriters Insurance Company, that provides that he will serve as its Vice President. The term of the agreement extends until April 15, 2007. The agreement provides for an annual base salary of $180,000, which is subject to increase and an officer bonus program as determined by our Board of Directors. Mr. Howey may participate in present and future benefit plans and programs that we provide to other senior executives. If Mr. Howey’s employment is terminated other than for cause or if he leaves for good reason, or in the event of his death, he will be entitled to receive between 6 and 12 months of his base salary depending upon the date thereof, and his performance bonus for the preceding fiscal year if the termination occurs after January 1 of any year but on or before the payment date for such bonus. Mr. Howey has entered into a confidentiality agreement to keep secret and treat as confidential all information concerning the Company during the tenure of his employment and thereafter. Mr. Howey also has entered into a non-competition agreement that restricts him from engaging in specified competitive activities and soliciting our employees, customers, suppliers or business relations during his employment and for 12 months following the date of his termination.

We do not currently have employment agreements with any of our other officers or employees.

Stock Plan

General. We adopted the Republic Companies Group, Inc. Stock Plan (the “Stock Plan”) effective as of May 1, 2004. The purposes of the Stock Plan are to promote our success and enhance our value by providing our employees, officers, directors, consultants and insurance and other agents with an incentive for outstanding performance. The Stock Plan also provides us with flexibility in our efforts to motivate, attract, and retain the services of the most qualified persons. The Stock Plan is not subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). For a period of time following this offering, the Stock Plan will qualify for an exception to the rules imposed by Section 162(m) of the Internal Revenue Code of 1986 (the “Code”). Therefore, awards will be exempt from the limitations on the deductibility of compensation that exceeds $1.0 million.

Shares available. The aggregate number of shares of the Company’s common stock issued and issuable under the Stock Plan may not exceed 693,000. The number of vested and unvested restricted stock awards and options for shares outstanding under the Stock Plan as of July 15, 2005, was 509,922. Shares relating to forfeited awards and shares returned in connection with the exercise of awards will be added to the issuable stock total for purposes of this share limitation. Any shares issued pursuant to awards granted on or after July 12, 2005 under the Stock Plan shall count against the shares available under the 2005 Equity-Based Compensation Plan.

Types of awards and eligibility. The Stock Plan provides for grants of restricted stock, restricted stock units, incentive stock options (within the meaning of Section 422 of the Code) and nonstatutory stock options to our employees, officers, directors, consultants and insurance and other agents.

Administration. Our compensation committee, at the direction of our Board of Directors, administers the Stock Plan. Our compensation committee at all times will be comprised of two or more individuals that constitute “outside directors” as defined in Section 162(m) of the Code and, in the discretion of our Board of Directors, “nonemployee directors” as defined in Rule 16b-3 under the Exchange Act. Subject to the terms of the Stock Plan, our compensation committee will designate the individuals to receive awards, determine the amounts and types of each award and determine the terms and conditions of each award.

Terms of options. Our compensation committee determines the terms and conditions of any option granted under the Stock Plan, including the type of option awarded, the exercise price of an option, the number of shares subject to the award, any restrictions on the transferability of shares received upon the exercise of an option and any repurchase rights in favor of the Company with respect to such shares. Nevertheless, the term of any incentive stock option cannot exceed ten years from the date of grant. Further, any incentive stock option granted to an employee who possesses more than ten percent of the voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code cannot be exercisable after the expiration of five years from the date of grant.

The compensation committee has the discretion to determine the vesting schedule applicable to any option granted under the Stock Plan. Previously granted awards have a three-year vesting schedule that provides for vesting in equal annual installments beginning on the first anniversary of the date of grant of the option or a five-year vesting schedule that provides that one-fifth of the award will vest on each of the first four anniversaries of the date of grant of the award, with the remaining one-fifth vesting on August 28, 2008. Vesting will be accelerated upon a sale of the Company that satisfies the requirements stipulated in the Stock Plan. Any unvested portion of an option will be forfeited to the Company upon any termination of employment or services. Shares may also be forfeited following termination if a former participant engages in competition with the Company as prohibited under the terms of the Stock Plan. Recipients of options also agree to vote shares received upon the exercise of options in favor of certain sales of the Company that have been approved by certain key investors of the Company.

While our compensation committee determines the exercise price of options granted under the Stock Plan, the exercise price of any incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant of the option. In addition, the exercise price of any incentive stock option granted to an individual who owns more than ten percent of the voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code must be at least 110% of the fair market value of the shares at the time the option is granted. The exercise price of options granted under the Stock Plan will be paid in full in a manner prescribed by our compensation committee and may be paid in cash or its equivalent or, if acceptable to the compensation committee in its sole discretion, in shares of our common stock.

Terms of restricted stock and restricted stock units. Our compensation committee determines the terms and conditions of awards of restricted stock and restricted stock units granted under the Stock Plan, including the type of award, the number of shares subject to the award, any restrictions on the transferability of shares subject to the award, any repurchase rights in favor of the Company with respect to shares subject to an award, and any vesting schedule with respect to such shares. The compensation committee also will determine whether a restricted stock unit will be settled in cash, shares of common stock or a combination of cash and shares. Individuals holding shares of restricted stock granted under the Stock Plan will have full voting rights and may receive cash dividends with respect to such shares, but there are no voting rights with respect to restricted stock units. The compensation committee may, in its sole discretion, grant dividend equivalent rights with respect to restricted stock units.

The compensation committee has the discretion to determine the vesting schedule applicable to any award of restricted stock and restricted stock unit granted under the Stock Plan. Previously granted awards of restricted stock have a three-year vesting schedule that provides for vesting in equal annual installments beginning on the first anniversary of the date of grant of the award or a five-year vesting schedule that provides that one-fifth of the award will vest on each of the first four anniversaries of the date of grant of the award, with the remaining one-fifth vesting on August 28, 2008. Vesting will be accelerated upon a sale of the Company that satisfies the requirements stipulated in the Stock Plan. Any unvested portion of an award will be forfeited to the Company upon any termination of employment or services, except that vesting under the agreements of certain senior executives will be accelerated upon death or total disability. Shares may also be forfeited following termination if a former participant engages in competition with the Company as prohibited under the terms of the Stock Plan. Recipients of awards of restricted stock and restricted stock units also agree to vote shares received in favor of certain sales of the Company that have been approved by certain key investors of the Company.

Incentive Bonus Plan

General. We adopted the Republic Underwriters Insurance Company Incentive Bonus Plan (the “Bonus Plan”) effective as of January 1, 2005. The purpose of the Bonus Plan is to promote excellent performance and results by rewarding the teamwork and efforts of our officers and employees that contribute to our success. The Bonus Plan also provides us with flexibility in our efforts to motivate, attract and retain the services of the most qualified persons.

Eligibility. In general, the Bonus Plan provides that officers and employees at or above a specified job grade are eligible to participate in the plan. In addition, the Bonus Plan provides our President with broad discretion to: (1) allow additional employees to participate; (2) award prorated bonuses; and (3) adjust the bonuses awarded to an otherwise eligible employee who dies, retires, terminates employment or becomes ineligible to participate.

Performance measurements. Awards under the Bonus Plan are based upon target returns on equity and target combined ratios established annually by the Board for each of our principal business units. In addition to setting “target” performance levels, the Board establishes “unacceptable,” “threshold” and “stretch” performance levels.

Awards. Eligible participants under the Bonus Plan may be entitled to receive a “threshold,” “target” or “stretch” award if one of the three target performance levels established by the Board under the plan is achieved. In addition, managers determine an individualized “qualitative performance rating” for each eligible participant that makes the participant eligible to receive either the base award for the unit, 120% of that award or 75% of that award. The range of bonuses that may be awarded to an individual employee varies based on job grade, and can range from 3.8% to 18% of base salary for the most junior employee and from 28.5% to 135% of base salary for our President.

Payment of bonuses. Bonus payments under the Bonus Plan are payable after year-end results are available. Bonuses may be paid, in the sole discretion of our president, in either (i) cash, or (ii) 75% in cash and 25% in the form of a restricted stock award. In the event 25% of a bonus is paid in the form of a restricted stock award, the bonus recipient will also receive a supplemental stock award equal to 33 1/3% of the restricted stock component of the bonus. All restricted stock and stock premiums awarded pursuant to the Bonus Plan will be issued pursuant to our 2005 Equity-Based Compensation Plan and a prerequisite of the grant of the restricted stock award and stock premium will be compliance with all the terms and conditions of such plan.

Deferred Compensation Plan for Directors

Effective August 1, 2005, we adopted our Deferred Compensation Plan for Directors (the “Director DCP”). All members of the Board are eligible to participate in the Director DCP.

The Director DCP enables members of the Board to defer any payment (including a payment in our common stock) due to a director and declared by the Board, typically by making a deferral election in the calendar year prior to the year in which the payment is otherwise payable. In 2005, however, directors may elect, prior to August 30, 2005, to defer amounts otherwise payable in 2005 to the extent they are earned and the directors are eligible to receive payment after the date of their 2005 election.

Amounts otherwise payable in cash and deferred under the Director DCP will be deemed to be invested at a fixed rate of return and will be distributed as elected by the director in cash. Payments in our common stock deferred under the Director DCP will be deemed to be invested in our common stock and distributed as elected by the director in common stock. Common stock distributed pursuant to the Director DCP will be issued pursuant to our 2005 Equity-Based Compensation Plan.

Although participants are 100% vested in their deferrals of cash, deferrals of common stock will be subject to the same vesting schedule to which the award of common stock is subject.

All amounts under the Director DCP will be distributed in a single lump sum at a time elected by the director at the time the director makes a deferral for any year. Directors may elect to receive their deferrals at (i) termination of their services as a director for any reason, (ii) a future date certain to be irrevocably determined by the director at the time a deferral is elected, (iii) the earlier of termination of the director’s services and the date of a change in control (as defined in the Director DCP) or (iv) the earlier of termination of the director’s services or a future date certain elected by the director at the time a deferral is elected.

The Director DCP is administered by our compensation committee. Benefits under the Director DCP consist of a mere promise by us to make payments in accordance with the terms of the Director DCP and participants and beneficiaries have the status of unsecured creditors. A participant’s account and benefits payable under the Director DCP are not assignable. We may amend or terminate the Director DCP provided that no amendment adversely affects the rights of any participant with respect to amounts that have been credited to his account under the Director DCP prior to the date of such amendment.

2005 Equity-Based Compensation Plan

General. We adopted our 2005 Equity-Based Compensation Plan (the “2005 Plan”) effective as of the date immediately prior to the closing of this offering. The purposes of the 2005 Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentives to our employees and consultants, and to promote the success of our business. The 2005 Plan primarily provides for grants of (1) incentive stock options qualified as such under U.S. federal income tax laws, (2) stock options that do not qualify as incentive stock options (i.e., “nonstatutory options”), (3) stock appreciation rights (“SARs”), (4) restricted stock awards, (5) phantom stock rights, or (6) any combination of such awards.

The 2005 Plan is not subject to ERISA. The 2005 Plan, for a period of time following this offering, will qualify for an exception to the rules imposed by Section 162(m) of the Code. Therefore, awards will be exempt from the limitations on the deductibility of compensation that exceeds $1.0 million.

Shares available. The maximum aggregate number of shares of our common stock that may be reserved and available for delivery in connection with awards under the 2005 Plan is 1,000,000 (after giving effect to the stock split approved by the Board in connection with this offering). If common stock subject to any award is not issued or transferred, or ceases to be issuable or transferable for any reason, those shares of common stock will again be available for delivery under the 2005 Plan to the extent allowable by law.

Eligibility. Any individual who provides services to us, including non-employee directors and consultants, and is designated by the compensation committee to receive an award under the 2005 Plan will be a “Participant.” A Participant will be eligible to receive an award pursuant to the terms of the 2005 Plan and subject to any limitations imposed by appropriate action of the compensation committee.

Administration. Our Board of Directors has appointed the compensation committee to administer the 2005 Plan pursuant to its terms, except in the event our Board of Directors chooses to take action under the 2005 Plan. Our compensation committee at all times will be comprised of two or more individuals that constitute “outside directors” as defined in Section 162(m) of the Code and, in the discretion of our Board of Directors, “nonemployee directors” as defined in Rule 16b-3 under the Exchange Act. Unless otherwise limited, the compensation committee has broad discretion to administer the 2005 Plan, including the power to determine to whom and when awards will be granted, to determine the amount of such awards (measured in cash, shares of common stock or as otherwise designated), to proscribe and interpret the terms and provisions of each award agreement, to accelerate the exercise terms of an option, to delegate duties under the 2005 Plan, to terminate, modify or amend the 2005 Plan (subject to ratification by the Board of Directors) and to execute all other responsibilities permitted or required under the 2005 Plan.

Terms of options. We may grant options to eligible persons including (1) incentive stock options (only to our employees) that comply with Section 422 of the Code and (2) nonstatutory options. The exercise price for an incentive stock option must not be less than the greater of (a) the par value per share of common stock or (b) the fair market value per share as of the date of grant. The exercise price per share of common stock subject to an option other than an incentive stock option will not be less than the par value per share of the common stock (but may be less than the fair market value of a share of the common stock on the date of grant). Options may be exercised as the compensation committee determines, but not later than ten years from the date of grant. Any incentive stock option granted to an employee who possesses more than ten percent of the total combined voting power of all classes of our shares within the meaning of Section 422(b)(6) of the Code must have an exercise price of at least 110% of the fair market value of the underlying shares at the time the option is granted and may not be exercised later than five years from the date of grant.

Terms of SARs. SARs may be awarded in connection with or separate from an option. A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR. SARs awarded in connection with an option will entitle the holder, upon exercise, to surrender the related option or portion thereof relating to the number of shares for which the SAR is exercised, which option or portion thereof will then cease to be exercisable. Such SAR is exercisable or transferable only to the extent that the related option is exercisable or transferable. SARs granted independently of an option will be exercisable as the compensation committee determines. The term of a SAR will be for a period determined by the compensation committee but will not exceed ten years. SARs may be paid in cash, common stock or a combination of cash and stock, as provided for by the compensation committee in the Participant’s award agreement.

Restricted stock awards. A restricted stock award is a grant of shares of common stock subject to a risk of forfeiture, restrictions on transferability, and any other restrictions imposed by the compensation committee in its discretion. Except as otherwise provided under the terms of the 2005 Plan or an award agreement, the holder of a restricted stock award may have rights as a stockholder, including the right to vote or to receive dividends (subject to any mandatory reinvestment or other requirements imposed by the compensation committee). A restricted stock award that is subject to forfeiture restrictions may be forfeited and reacquired by the Company upon termination of employment or services. Common stock distributed in connection with a stock split or stock dividend, and other property distributed as a dividend, may be subject to the same restrictions and risk of forfeiture as the restricted stock with respect to which the distribution was made.

Phantom stock rights. Phantom stock rights are rights to receive common stock, cash or a combination of both at the end of a specified period. Phantom stock rights may be subject to restrictions, including a risk of forfeiture, as specified in the Participant’s award agreement. Phantom stock rights may be satisfied by common stock, cash or any combination thereof determined by the compensation committee. Except as otherwise provided by the compensation committee in the award agreement or otherwise, phantom stock rights subject to forfeiture restrictions will be forfeited upon termination of a Participant’s employment or services prior to the end of the specified period. The compensation committee may, in its sole discretion, grant dividend equivalents with respect to phantom stock rights.

Other awards. Participants may be granted, subject to applicable legal limitations and the terms of the 2005 Plan and its purposes, other awards related to common stock. Such awards may include, but are not limited to, convertible or exchangeable debt securities, other rights convertible or exchangeable into common stock, purchase rights for common stock, awards with value and payment contingent upon performance of the Company or any other factors designated by the compensation committee, and awards valued by reference to the book value of common stock or the value of securities of or the performance of specified subsidiaries. The compensation committee will determine terms and conditions of all such awards. Cash awards may granted as an element of or a supplement to any awards permitted under the 2005 Plan. Awards may also be granted in lieu of obligations to pay cash or deliver other property under the 2005 Plan or under other plans or compensatory arrangements, subject to any applicable provision under Section 16 of the Exchange Act.

Performance awards. The compensation committee may designate that certain awards granted under the 2005 Plan constitute “performance” awards. A performance award is any award the grant, exercise or settlement of which is subject to one or more performance standards. These standards may include business criteria, such as total stockholders’ return and earnings per share, for the Company on a consolidated basis or for specific subsidiaries or business or geographical units of the Company.

Employee Stock Purchase Plan

General. We adopted our Employee Stock Purchase Plan (the “ESPP”) effective as of the date immediately prior to the closing of this offering. The ESPP provides for the grant of stock options to eligible employees. The purpose of the ESPP is to provide eligible employees with an incentive to advance our interests by providing an opportunity to purchase stock of the Company at a favorable price. The ESPP is designed to comply with Section 423 of the Code and thus is eligible for the favorable tax treatment afforded by Section 423. The ESPP is not subject to ERISA.

Shares available, eligibility and administration. A total of 500,000 shares of common stock are authorized for issuance under the ESPP. Eligible employees include all employees of the Company (or any of its parent or subsidiary corporations within the meaning of sections 424(e) and (f) of the Code) who are employed for at least 180 days as of the applicable date of grant and who are customarily employed for at least 20 hours per week and at least five months per year, except that any employee who owns five percent or more of the Company’s common stock will be ineligible to participate in the ESPP. The ESPP is administered by our compensation committee.

Purchase of stock. There are typically two six-month offering periods in each calendar year. Except for 2005, the date of grant and the date of exercise for the first option period is January 1 and June 30, respectively, and the date of grant and date of exercise for the second option period is July 1 and December 31, respectively. The first offering period of the ESPP, however, will be three months, commencing on October 1, 2005 and concluding on December 31, 2005. The exercise price of options granted under the ESPP will be an amount equal to the lesser of 85% of the fair market value of our common stock on the date of exercise or on the date of grant.

Any eligible employee may elect to participate in the ESPP by authorizing our compensation committee to make payroll deductions to pay the exercise price on each date of exercise. This payroll deduction may be a specific amount (not less than $5.00) or a designated whole percentage (not more than fifty percent of Eligible Compensation, as defined in the plan) to be determined by the employee. In no event will an employee be granted an option under the ESPP that would permit the purchase of stock with a fair market value in excess of $25,000, or to purchase more than 5,000 shares in any six-month period. No participant may be granted an option under the ESPP that would permit the participant to purchase more than $25,000 worth of stock (determined at the date of grant of the option) in any calendar year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have entered into certain transactions and contractual arrangements with some of our stockholders and members of management, including the following:

Securities Purchase Agreement

On May 9, 2003, we entered into a Securities Purchase Agreement with Banc of America Capital Investors SBIC, L.P., Greenhill Capital Partners, L.P., Greenhill Capital Partners (Cayman), L.P., Greenhill Capital Partners (Executive), L.P., Greenhill Capital, L.P., Brazos Equity Fund 2000, L.P., Norwest Equity Partners VI, L.P., Norwest Equity Partners VII, L.P., 21st Century Group Equity Fund, L.P., 21st Century Group Coinvestors I, L.P., Bruce W. Schnitzer, John S. Struck, Patrick McLaughlin, Bruce R. Milligan, Martin B. Cummings and Stephen W. Mudd (our “Initial Investors”), pursuant to which our equity sponsors initially purchased our equity securities for a total consideration of $127 million.

Investor Rights Agreement

On May 9, 2003, we entered into an Investor Rights Agreement with our Initial Investors for the purpose of agreeing to certain aspects of the stockholders’ relationship. The Investor Rights Agreement will terminate upon the completion of this initial public offering.

Registration Rights Agreement

On May 9, 2003, we entered into a Registration Rights Agreement with our Initial Investors. We have reached agreement with the requisite number of our Initial Investors to amend and restate the Registration Rights Agreement, effective upon the closing of this offering, together with certain members of our management who have agreed to be added as parties to this agreement, to provide that, (1) for the first year following the closing of this offering, investors holding approximately 43%, in the aggregate, of the shares of our common stock held by all parties to the Amended and Restated Registration Rights Agreement on the closing date of this offering (which we refer to as the “registrable securities”) can require us to register for resale under the Securities Act, at our expense, not less than $30 million of registrable securities (which we refer to as the “minimum offering threshold”) and (2) commencing on the day after the first anniversary of the amendment and restatement, investors holding at least 5%, in the aggregate, of the registrable securities can require us to register for resale under the Securities Act, at our expense, not less than the minimum offering threshold of registrable securities. We refer to the investors eligible to effect a demand registration at any given time as the “eligible investors.” In addition, upon our proposal to file any registration statement under the Securities Act to effect any primary or secondary offering, all of these holders of common stock are entitled to participate in the registration of such offering on the same terms and conditions as the securities to be registered. The Amended and Restated Registration Rights Agreement would also provide that the eligible investors have the right, after we have qualified for the use of a shelf registration statement on Form S-3, to request the registration of not less than the minimum offering threshold of registrable securities on Form S-3. In connection with such registrations, we would indemnify each holder of these shares and any underwriters of such offerings for certain liabilities. Moreover, the Amended and Restated Registration Rights Agreement will contain individual lock-up agreements between each investor party thereto and the Company pursuant to which the registrable securities will become subject to a “lock-up” (meaning that they generally cannot be transferred other than pursuant to a registration effected under, or one of the limited exceptions to the lockup provided in, the agreement) until the earlier to occur of the second anniversary of the closing date of this offering and the date on which the parties to that agreement cease to hold, in the aggregate, at least 17% of our outstanding common stock.

Transactions and Relationships with Our Initial Investors

In connection with the 2003 Acquisition, we paid $1.0 million in the aggregate to affiliates of certain of our Initial Investors, namely Banc of America Capital Investors SBIC, L.P., Greenhill & Co. LLC, Brazos Investment Partners I, L.P., 21st Century Partners, L.P., Norwest Venture Capital Management, Inc., and Wand Management Services LLC, in consideration of the equity financing they provided to consummate the 2003 Acquisition. We also reimbursed their out-of-pocket expenses aggregating $449,107 and paid to Wand Management Services LLC, an affiliate of our Chairman, a fee of $500,000 for services rendered to facilitate the 2003 Acquisition.

In December 2003 we paid fees aggregating $625,000 to Banc of America Capital Investors SBIC, L.P., Greenhill & Co. LLC, Brazos Investment Partners I, L.P., 21st Century Partners, L.P., Norwest Venture Capital Management, Inc. and Wand Management Services LLC for the management and advisory services provided by these recipients since the 2003 Acquisition.

Transactions with Republic Co-Investors, L.P.

On January 16, 2004, the Company issued and sold 55,385 shares of Class B common stock and 1,325 shares of Series A preferred stock to Republic Co-Investors, L.P., for an aggregate purchase price of $1.325 million. Republic Co-Investors, L.P. is a Delaware limited partnership that was formed in December 2003 for the primary purpose of purchasing shares of our capital stock. The limited partners of Republic Co-Investors include Parker Rush and his spouse, Martin Cummings, and Michael Ditto and his spouse, among others. Each limited partner received, for each $5,000 contributed, five partnership interests representing a pecuniary interest in 5 shares of Series A preferred stock and 38 partnership interests representing a pecuniary interest in 209 shares of Class B non-voting common stock of the Company. All limited partners are passive investors. The power and authority to participate in the management, control or direction of the partnership’s operations, business and affairs is vested exclusively in its general partner, Republic Companies Group, Inc. The limited partners have ceded or otherwise relinquished all voting and management rights to the general partner. It is currently anticipated that Republic Co-Investors, L.P. will be dissolved, and that the shares of our common stock held by that limited partnership will be distributed on a pro rata basis to its limited partners, following the expiration of the underwriters’ lock-up executed in connection with this offering.

Relationships with Our Initial Investors and Underwriters

Mr. Robert L. Edwards, Jr. is a Principal and Mr. Robert H. Sheridan, III, is a Managing Director of Banc of America Capital Investors SBIC, L.P., one of our stockholders, an affiliate of which, Banc of America Securities LLC, is acting as an underwriter in this offering. See “Underwriting.”

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2004, our compensation committee consisted of Messrs. Bok, McGee, Sheridan and Ware, and it currently consists of Messrs. Bok, McGee and Sheridan. None of the members of our compensation committee is or during 2004 was an officer or employee of the Company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our Board of Directors or compensation committee.

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

The following table sets forth information with respect to the beneficial ownership of our Class A and Class B common stock and our Series A preferred stock as of July 15, 2005 and the beneficial ownership of our common stock, after giving effect to this offering (assuming no exercise of the underwriters’ over-allotment option), a 5.5:1 stock split of our common shares, which we effected on July 18, 2005 (with fractional shares satisfied in cash), the conversion of all outstanding shares of our Class A common stock and Class B common stock into shares of our common stock, the redemption of a portion of our outstanding shares of Series A preferred stock with a portion of the net proceeds of this offering and the conversion of our remaining shares of Series A preferred stock into shares of our common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Unless otherwise indicated, the persons included in this table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them, subject to applicable community property laws. The number of shares beneficially owned by a person includes shares of common stock that are subject to stock options or warrants that are either currently exercisable or exercisable within 60 days after July 15, 2005. These shares are also deemed outstanding for the purpose of computing the percentage of outstanding shares owned by the person. These shares are not deemed outstanding, however, for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned Before the Offering						Common Stock Beneficially Owned After the Offering
Name of Beneficial Owner	Class A Common		Class B Common		Series A Preferred		Number	%
	Number	%	Number	%	Number	%
Greenhill Capital Partners, L.P. and affiliated investment funds (1) 300 Park Avenue, 23rd Floor New York, NY 10022	1,641,584	46.7%	0	0%	39,252	36.5%	2,483,588	18.9%
Brazos Equity Fund 2000, L.P. (2) 100 Crescent Court, Suite 1777 Dallas, TX 75201	615,593	17.5	0	0	14,720	13.7	824,725	6.3
Banc of America Capital Investors SBIC, L.P. (3) Bank of America Corporate Center 100 N. Tryon St., 25th Floor Charlotte, NC 28255-0001	313,687	8.9	1,327,898	74.5	39,252	36.5	2,199,253	16.8
21st Century Group (4) 200 Crescent Court, Suite 1600 Dallas, TX 75201	266,755	7.6	0	0	6,379	5.9	357,383	2.7
Norwest Equity Partners (5) c/o Norwest Venture Capital Management, Inc. 3600 IDS Center Minneapolis, MN 55402	205,194	5.8	0	0	4,907	4.6	274,909	2.1
Bruce W. Schnitzer (6)	232,820	6.6	0	0	840	*	244,754	1.9
Scott L. Bok (1)	0	0	0	0	0	0	0	0
Timothy M. Dwyer	0	0	0	0	0	0	0	0
Robert L. Edwards (7)	0	0	0	0	0	0	0	0
Patrick K. McGee (2)	0	0	0	0	0	0	0	0
Robert H. Sheridan, III (8)	0	0	0	0	0	0	0	0
John L. Ware (4)	0	0	0	0	0	0	0	0
Parker W. Rush (9)	0	0	167,090	9.4	50	*	167,800	1.3
Martin B. Cummings (10)	54,703	1.6	1,045	*	123	*	57,495	*
Robert S. Howey	0	0	16,500	*	0	0	16,500	*
Michael E. Ditto (11)	0	0	31,680	1.8	100	*	33,100	*
James G. Drawert	0	0	55,000	3.1	0	0	55,000	*
Robert H. Kullas	0	0	0	0	0	0	0	*
All directors and executive officers as a group (17 persons)	287,523	8.2%	271,315	15.2%	1,113	1.0%	574,649	4.4%

*	Less than 1%.

(1)	Greenhill’s beneficial ownership consists of 1,015,283 shares of Class A common stock and 24,276 shares of Series A preferred stock held by Greenhill Capital Partners, L.P.; 320,980 shares of Class A common stock and 7,675 shares of Series A preferred stock held by Greenhill Capital, L.P.; 160,248 shares of Class A common stock and 3,832 shares of Series A preferred stock held by Greenhill Capital Partners (Executives), L.P.; and 145,073 shares of Class A common stock and 3,469 shares of Series A preferred stock held by Greenhill Capital Partners (Cayman), L.P. By virtue of their ownership and positions as Senior Members of GCP 2000, LLC and as Managing Directors of Greenhill Capital Partners, LLC, which control the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, Scott L. Bok, Robert F. Greenhill and Robert H. Niehaus may be deemed to beneficially own these shares. In addition, GCP Managing Partner, L.P. and GCP, L.P., the general partners of Greenhill Capital Partners, L.P. and its affiliated investment funds, as well as Greenhill Capital Partners, LLC and GCP 2000, LLC, which control the general partners, and Greenhill & Co., Inc., the sole member of Greenhill Capital Partners, LLC, may be deemed to beneficially own these shares. Mr. Bok disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(2)	Beneficial ownership consists of 615,593 shares of Class A common stock and 14,720 shares of Series A preferred stock held by Brazos Equity Fund 2000, L.P. Brazos Investment Partners, LLC, the general partner of this investment partnership, may be deemed to beneficially own these shares. The voting and disposition of the shares of the Company held by Brazos Equity Fund 2000, L.P. is determined by the managing members of Brazos Investment Partners, LLC, Messrs. Randall S. Fojtasek, Jeff S. Fronterhouse, Patrick K. McGee and Michael D. Salim. In addition, because he is a member and officer of such general partner and indirectly owns limited partnership interests in Brazos Equity Fund 2000, L.P., Mr. McGee may be deemed to beneficially own these shares. Mr. McGee disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(3)	Banc of America Capital Investors SBIC, L.P. (“BACI”) directly holds 39,252 shares of Series A preferred stock, 313,687 shares of Class A common stock and 1,327,898 shares of Class B common stock. The voting and disposition of the shares of the Company held by BACI is determined by the sole managing member of BACM I GP, LLC, the ultimate general partner of BACI. The sole limited partner of BACI is Banc of America Capital Holdings, L.P., whose general partner is Banc of America Capital Management, L.P. Banc of America Capital Management SBIC, LLC is the general partner of BACI and its sole member is Banc of America Capital Management, L.P. The limited partners of Banc of America Capital Management, L.P. are employees of Bank of America, National Association (“BANA”), which is a wholly-owned subsidiary of Bank of America Corporation. BACM I GP, LLC is the general partner of Banc of America Capital Management, L.P. and J. Travis Hain, an employee of BANA, is the managing member of BACM I GP, LLC. If Mr. Hain’s employment with Bank of America Corporation or its subsidiaries is terminated, Mr. Hain will cease to be such managing member.

At the closing of this offering, BACI is expected to enter into a voting trust agreement with an independent, unaffiliated trust company pursuant to which BACI will deposit all of its shares of common stock above 9% of the common shares outstanding into a voting trust. Generally, the voting trustee would vote such shares in proportion to, or with the majority of, the non-BACI votes cast or abstained from voting. Under the voting trust agreement, BACI would have the power to dispose or to direct the disposition of the BACI shares and the right to receive all dividends paid on its shares.

(4)	Consists of 250,366 shares of Class A common stock and 5,987 shares of Series A preferred stock held by 21st Century Group Equity Fund, L.P. and 16,390 shares of Class A common stock and 392 shares of Series A preferred stock held by 21st Century Group Coinvestors I, L.P., each a limited partnership of which the general partner is 21st Century GP, L.L.C. The voting and disposition of the shares of the Company held by 21st Century Group Equity Fund, L.P. and 21st Century Group Coinvestors I, L.P. is determined by the two managers of 21st Century GP, L.L.C., Messrs. John R. Muse and John L. Ware. As the owner of the majority of ownership interests in, and as one of two managers of, 21st Century GP, L.L.C. Mr. Ware may be deemed to beneficially own all or a portion of the shares held by the parties described above. Mr. Ware disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(5)	Norwest Equity Partners VI, L.P. holds 68,398 shares of Class A common stock and 1,636 shares of Series A preferred stock. Norwest Equity Partners VII, L.P. holds 136,796 shares of Class A common stock and 3,271 shares of Series A preferred stock. These shares of stock (the “Shares”) are held of record and beneficially by Norwest Equity Partners VI and Norwest Equity Partners VII, the sole general partner of which is Itasca LBO VI, LLP and Itasca LBO VII, LLP, respectively, whose managing partners are John E. Lindahl and Timothy C. DeVries, and whose managing administrative partner is John P. Whaley. All voting and investment power with respect to the Shares is held solely by Norwest Equity Partners VI and Norwest Equity Partners VII acting by and through Itasca LBO VI, LLP and Itasca LBO VII, LLP, and its managing partners Messrs. Lindahl and DeVries and its managing administrative partner Mr. Whaley.

(6)	Reflects 162,976 shares of Class A common stock and 840 shares of Series A preferred stock held by Mr. Schnitzer, and 69,844 shares of Class A common stock held by the Griffin Schnitzer Family, L.P., a limited partnership that has granted Mr. Schnitzer an irrevocable proxy to vote or otherwise act with respect to its shares. Mr. Schnitzer may be deemed a beneficial owner of all of the shares of Class A common stock held by Griffin Schnitzer Family, L.P.

(7)	Does not reflect any shares owned by BACI, of which Mr. Edwards is a Partner. Mr. Edwards disclaims beneficial ownership of all shares owned by BACI, except to the extent of his pecuniary interest therein.

(8)	Does not reflect any shares owned by BACI, of which Mr. Sheridan is a Partner. Mr. Sheridan disclaims beneficial ownership of all shares owned by BACI, except to the extent of his pecuniary interest therein.

(9)	Reflects a restricted stock award to Mr. Rush of 165,000 shares of Class B common stock and an economic interest in 2,090 shares of Class B common stock and 50 shares of Series A preferred stock held by Republic Co-Investors, L.P., of which Mr. Rush is a limited partner.

(10)	Reflects a restricted stock award to Mr. Cummings of 50,600 shares of Class A common stock and an economic interest in 1,045 shares of Class B common stock and 25 shares of Series A preferred stock held by Republic Co-Investors, L.P., of which Mr. Cummings is a limited partner.

(11)	Reflects a restricted stock award to Mr. Ditto of 27,500 shares of Class B common stock and an economic interest in 4,180 shares of Class B common stock and 100 shares of Series A preferred stock held by Republic Co-Investors, L.P., of which Mr. Ditto is a limited partner.

DESCRIPTION OF CAPITAL STOCK

In connection with this offering, we intend to amend and restate our certificate of incorporation and bylaws. All shares of Class A common stock and Class B common stock that are outstanding immediately prior to the consummation of this offering will be converted automatically into shares of our common stock at the closing of this offering. In addition, we will redeem a portion of our outstanding shares of Series A preferred stock with the proceeds of this offering, and the balance of our outstanding shares of Series A preferred stock will be converted automatically into shares of our common stock upon completion of this offering.

The following summary of our capital stock does not relate to our current certificate of incorporation or bylaws, but rather is a description of our capital stock pursuant to the amended and restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering, which we refer to throughout this description as our certificate of incorporation and bylaws. Our authorized capital stock consists of 210,000,000 authorized shares, par value $0.01 per share, consisting of 200,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.

The following are summaries of the material terms of our capital stock, certificate of incorporation and bylaws. Complete copies of our certificate of incorporation and bylaws are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our Board of Directors, subject to any preferential dividend rights of outstanding preferred stock. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

Preferred Stock

Following the closing of this offering, our Board of Directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying or preventing our change in control without further action by the stockholders. We have no present plans to issue any shares of preferred stock after the completion of this offering.

Registration Rights

Some of our stockholders are entitled to registration rights under a registration rights agreement with us for the shares of our common stock held by them. See “Certain Relationships and Related Transactions — Registration Rights Agreement.”

Description of Provisions of Our Certificate of Incorporation and Bylaws and Delaware Law

A number of provisions in our certificate of incorporation and bylaws and under the Delaware General Corporation Law may make it more difficult to acquire control of us. These provisions could deprive the stockholders of opportunities to realize a premium on the shares of common stock owned by them. In addition, these provisions may adversely affect the prevailing market price of the common stock. These provisions are intended to:

•	discourage some types of transactions that may involve an actual or threatened change in control of us;

•	discourage various tactics that may be used in proxy fights;

•	ensure that our Board of Directors will have sufficient time to act in what the board believes to be in the best interest of us and our stockholders; and

•	encourage persons seeking to acquire control of us to consult first with our board to negotiate the terms of any proposed business combination or offer.

In addition, applicable insurance laws may make it difficult to effect a change of control of our company and our insurance subsidiaries. See “Business — Regulation — Changes of control.”

Stockholder meetings and proposals

Our bylaws provide that special meetings of stockholders can be called only by a majority of the members of our Board of Directors. There are advance notice procedures for the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual stockholder meetings. In general, notice of intent to nominate a director or raise business at annual meetings must be received by us not less than 90 nor more than 120 days before the meeting. The notice must contain specific information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. These provisions may preclude a nomination for the election of directors or preclude the conduct of business at a particular annual meeting if the proper procedures are not followed. Furthermore, these provisions may discourage or deter a third party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company, even if the conduct of the solicitation or attempt might be beneficial to us and our stockholders.

Stockholder action

Our certificate of incorporation and bylaws do not allow stockholders to act by written consent without a meeting. The effect of this provision is to restrict stockholders’ ability to circumvent the notice requirements relating to an annual meeting.

Removal of Directors

Our certificate of incorporation and bylaws provide that the stockholders may not remove directors except for cause at the annual meeting of stockholders or at any meeting called expressly for that purpose by a vote of a majority of the voting power of the shares entitled to vote at an election of directors.

Business combination under Delaware Law

We are subject to Section 203 of the Delaware General Corporation Law, which regulates corporate acquisitions. Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless:

•	the Board of Directors approved the business combination or the transaction in which the stockholder became an interested stockholder prior to the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to that date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders by the holders of at least two-thirds of our outstanding voting stock that is not owned by the interested stockholder.

Limitation of liability of directors

Our certificate of incorporation provides that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of laws;

•	for unlawful payment of a dividend or an unlawful stock purchase or stock redemption; and

•	for any transaction from which the director derived an improper personal benefit.

The effect of these provisions is to eliminate our rights and the rights of our stockholders, through stockholder derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

We have entered into agreements to indemnify our current directors and executive officers. Under these agreements, we are obligated to indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law for expenses, including attorney’s fees, judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as a director or officer.

Amendments to bylaws

Our certificate of incorporation provides that our bylaws may be amended, altered or repealed by our Board of Directors or the affirmative vote of the holders of not less than two-thirds of our shares entitled to vote in an election of directors. This provision makes it more difficult for our stockholders to make changes in our bylaws and could deter takeover attempts.

Amendments to certificate of incorporation

Our certificate of incorporation requires the affirmative vote of the holders of not less than two-thirds of our shares entitled to vote in an election of directors to amend, alter or repeal the following provisions in our certificate of incorporation:

•	the prohibition on the right of stockholders to call special meetings of stockholders;

•	the prohibition on stockholder actions by written consent;

•	the limitation of the power of our stockholders to amend our bylaws; and

•	the provision requiring the affirmative vote of the holders of not less than two-thirds of our shares to amend the foregoing provisions.

This requirement makes it more difficult for our stockholders to make changes to the provisions in our certificate of incorporation that could have anti-takeover effects.

Listing

After the pricing of the offering, we expect our common stock will trade on the Nasdaq National Market under the symbol RUTX.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services. The transfer agent may act upon any written directions of our officers regarding the issuance of certificates for shares of common stock.

CERTAIN INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

The following is a general discussion of the material U.S. federal income and estate tax consequences of the ownership and disposition of common stock by a beneficial owner that is a “non-U.S. holder,” other than a non-U.S. holder that owns, or has owned, actually or constructively, more than 5% of the Company’s common stock. A “non-U.S. holder” is a person or entity that, for U.S. federal income tax purposes, is a:

•	non-resident alien individual, other than certain former citizens and residents of the United States subject to tax as expatriates;

•	foreign corporation (including an entity taxable as a corporation for United States federal income tax purposes); or

•	foreign estate or trust.

If a partnership holds common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding common stock are urged to consult their tax advisors.

A “non-U.S. holder” does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition and is not otherwise a resident of the United States for U.S. federal income tax purposes. Such an individual is urged to consult his or her own tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or other disposition of common stock.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein. This discussion deals only with common stock held as capital assets by holders who acquired common stock in this offering. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective holders are urged to consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Dividends

Dividends paid to a non-U.S. holder of common stock generally will be subject to withholding tax at a 30% rate or a reduced rate specified by an applicable income tax treaty. In order to obtain a reduced rate of withholding, a non-U.S. holder will be required to provide an Internal Revenue Service Form W-8BEN (or other applicable form) certifying its entitlement to benefits under a treaty or, if the common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations.

The withholding tax does not apply to dividends paid to a non-U.S. holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the non-U.S. holder were a United States person as described under the Code, subject to an applicable income tax treaty providing otherwise. A corporate non-U.S. holder receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on realized gains on a sale or other disposition of common stock unless:

•	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, subject to an applicable treaty providing otherwise; or

•	we are or have been a “United States real property holding corporation” at any time within the five-year period preceding the disposition or the non-U.S. holder’s holding period, whichever period is shorter, and the common stock has ceased to be traded on an established securities market prior to the beginning of the calendar year in which the sale or disposition occurs.

We believe that we are not, and do not anticipate becoming, a United States real property holding corporation.

Information Reporting Requirements and Backup Withholding

Information returns will be filed with the Internal Revenue Service in connection with payments of dividends and the proceeds from a sale or other disposition of common stock. A non-U.S. holder may have to comply with certification procedures to establish that the non-U.S. holder is not a United States person in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim a reduced rate of withholding under a treaty will satisfy the certification requirements necessary to avoid the backup withholding tax as well. The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the United States federal income tax liability of the non-U.S. holder and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

Federal Estate Tax

Individual non-U.S. holders, and entities with property that is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the common stock will be treated as U.S. situs property subject to U.S. federal estate tax.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock. After this offering is completed, the number of shares available for future sale to the public market will be subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult to raise funds through future offerings of common stock.

After this offering, approximately 13,107,065 shares of our common stock will be outstanding, or 14,007,065 shares if the underwriters exercise their over-allotment option in full. Of these shares,

•	the 6,000,000 shares to be sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act; and

•	the remaining 7,107,065 shares of common stock that will be outstanding after this offering will be “restricted securities” within the meaning of Rule 144. Of these, 6,912,412 shares will be subject to the lock-up agreement in our Amended and Restated Registration Rights Agreement, which expires on the earlier to occur of (1) two years after the closing date of this offering and (2) the date on which the investors party thereto cease to hold, in the aggregate, at least 17% of the outstanding shares of common stock of the Company, but will be eligible for resale, and will be freely tradable without restriction, if registered pursuant to the terms of the Amended and Restated Registration Rights Agreement or subject to one of the limited exceptions in the lock-up agreement (See “Certain Relationships and Related Transactions — Registration Rights Agreement”).

Upon completion of this offering, we intend to file one or more registration statements under the Securities Act to register the shares of common stock to be issued under our stock option plans and, as a result, all shares of common stock acquired upon exercise of stock options and other equity-based awards granted under these plans will also be freely tradable under the Securities Act unless purchased by our affiliates.

Restricted securities generally may be sold only if they are registered under the Securities Act or are sold under an exemption from registration, including the exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below. Subject to the lock-up agreement described above and the lock-up agreements described in “Underwriting,” shares held by our affiliates that are not restricted securities may be sold subject to compliance with Rule 144 of the Securities Act without regard to the prescribed holding period under Rule 144.

We and our officers, directors and stockholders have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus (subject to extension in certain circumstances), none of us will offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC, except in limited circumstances, including the issuance of shares of common stock by us upon conversion of the Series A preferred stock in connection with the completion of this offering, provided that such common shares will also be subject to these lock-up arrangements.

Following the lock-up period, the number of shares of common stock that will become eligible for sale in the public market under Rule 144 under the Securities Act will be as follows:

•	After the expiration of this lock-up period, approximately 7,107,065 shares will be eligible for sale; and

•	at various times thereafter upon the expiration of the applicable holding or lock-up periods, 7,107,065 shares (including approximately 6,912,412 shares subject to the lock-up agreement in our Amended and Restated Registration Rights Agreement) will become eligible for sale.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, which will equal approximately 131,071 shares immediately after this offering (assuming the underwriters do not exercise their over-allotment option); or

•	the average weekly trading volume in the common stock on the Nasdaq National Market during the four calendar weeks preceding the date on which the notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to provisions relating to notice and manner of sale and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner, other than one of our affiliates, is entitled to sell the shares without complying with the volume limitation, manner of sale, public information or notice provisions of Rule 144.

Subject to limitations on the aggregate offering price of a transaction and other conditions, Rule 701 under the Securities Act may be relied upon for the resale of our common stock originally issued by us before the date of this prospectus to our employees, directors, officers, consultants, insurance agents or advisers under written compensatory benefit plans, including our stock option plans, or contracts relating to the compensation of these persons. Shares of our common stock issued in reliance on Rule 701 are “restricted securities” and, beginning 90 days after the date of this prospectus, may be sold by non-affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the one-year holding period, in each case subject to the lock-up agreements described in “Underwriting” and to the lock-up agreement under the Amended and Restated Registration Rights Agreement, as applicable.

UNDERWRITING

J.P. Morgan Securities Inc. and Banc of America Securities LLC are acting as joint book-running managers for this offering.

We and the underwriters named below have entered into an underwriting agreement covering the common stock to be sold in this offering. Each underwriter has agreed to purchase the number of shares of common stock set forth opposite its name in the following table.

Name	Number of Shares
J.P. Morgan Securities Inc.

Banc of America Securities LLC

Keefe, Bruyette & Woods, Inc.

Sandler O’Neill & Partners, L.P.

Total	6,000,000

The underwriting agreement provides that if the underwriters take any of the shares presented in the table above, then they must take all of these shares. No underwriter is obligated to take any shares allocated to a defaulting underwriter except under limited circumstances. The underwriting agreement provides that the obligations of the underwriters are subject to the receipt of certain certificates, opinions and letters from us, our counsel and our independent registered public accounting firm and certain other conditions.

The underwriters are offering the shares of common stock, subject to the prior sale of shares, and when, as and if such shares are delivered to and accepted by them. The underwriters will initially offer to sell shares to the public at the initial public offering price shown on the front cover page of this prospectus. The underwriters may sell shares to securities dealers at a discount of up to $             per share from the initial public offering price. Any such securities dealers may resell shares to certain other brokers or dealers at a discount of up to $             per share from the initial public offering price. After the initial public offering, the underwriters may vary the public offering price and other selling terms.

If the underwriters sell more shares than the total number shown in the table above, the underwriters have the option to buy up to an additional 900,000 shares of common stock from us to cover such sales. They may exercise this option during the 30-day period from the date of this prospectus. If any shares are purchased with this option, the underwriters will purchase shares in approximately the same proportion as shown in the table above.

The following table shows the per share and total underwriting discounts that we will pay to the underwriters. These amounts are shown under both the no exercise and full exercise scenario of the underwriters’ option to purchase additional shares.

	Without Overallotment Exercise	With Overallotment Exercise
Per Share	$	$
Total	$	$

The underwriters have advised us that they may make short sales of our common stock in connection with this offering, resulting in the sale by the underwriters of a greater number of shares than they are required to purchase pursuant to the underwriting agreement. The short position resulting from those short sales will be deemed a “covered” short position to the extent that it does not exceed the 900,000 shares subject to the underwriters’ overallotment option and will be deemed a “naked” short position to the extent that it exceeds that number. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the trading price of the common stock in the open market that could adversely affect investors who purchase shares in this offering. The underwriters may reduce or close out their covered short position either by exercising the overallotment option or by purchasing shares in the open market.

In determining which of these alternatives to pursue, the underwriters will consider the price at which shares are available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. Any “naked” short position will be closed out by purchasing shares in the open market. Similar to the other stabilizing transactions described below, open market purchases made by the underwriters to cover all or a portion of their short position may have the effect of preventing or retarding a decline in the market price of our common stock following this offering. As a result, our common stock may trade at a price that is higher than the price that otherwise might prevail in the open market.

The underwriters have advised us that, pursuant to Regulation M under the Securities Act of 1933, they may engage in transactions, including stabilizing bids or the imposition of penalty bids, that may have the effect of stabilizing or maintaining the market price of the shares of common stock at a level above that which might otherwise prevail in the open market. A “stabilizing bid” is a bid for or the purchase of shares of common stock on behalf of the underwriters for the purpose of fixing or maintaining the price of the common stock. A “penalty bid” is an arrangement permitting the underwriters to claim the selling concession otherwise accruing to an underwriter or syndicate member in connection with the offering if the common stock originally sold by that underwriter or syndicate member is purchased by the underwriters in the open market pursuant to a stabilizing bid or to cover all or part of a syndicate short position. The underwriters have advised us that stabilizing bids and open market purchases may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

One or more of the underwriters may facilitate the marketing of this offering directly online or through one of its affiliates. In those cases, prospective investors may view offering terms and a prospectus online.

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $1,658,035, which includes legal, accounting and printing costs and various other fees associated with registering and listing the common stock.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We and our officers, directors and stockholders have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 180 days after the date of this prospectus (subject to extension in certain circumstances), none of us will, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any of these transactions are to be settled by delivery of our common stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of J.P. Morgan Securities Inc. and Banc of America Securities LLC, except in limited circumstances, including the issuance of shares of common stock by us upon conversion of the Series A preferred stock in connection with the completion of this offering, provided that such common shares will also be subject to these lock-up arrangements.

The underwriters have informed us that they will not confirm sales to discretionary accounts without prior written approval of the customer.

At our request, the underwriters have reserved shares of common stock for sale to our directors, officers and employees, and other persons with whom we have a business relationship, who have expressed an interest in participating in this offering. We expect these persons to collectively purchase no more than five percent of the common stock offered in this offering. The number of shares available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Shares purchased under this program will not be subject to the lock-up arrangements described above.

We have applied to list our common stock on the Nasdaq National Market under the symbol “RUTX.”

There has been no public market for the common stock prior to this offering. We and the underwriters will negotiate the initial public offering price. In determining the initial public offering price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including:

•	the history of and prospects for our industry and for property and casualty insurance companies generally;

•	an assessment of our management;

•	our present operations;

•	our historical results of operations;

•	the trend of our revenues and earnings; and

•	our earnings prospects.

We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the common stock, or that the common stock will trade in the public market at or above the initial public offering price.

From time to time in the ordinary course of their respective businesses, certain of the underwriters and their affiliates have engaged in and may in the future engage in commercial banking or investment banking transactions with us and our affiliates. For example, two affiliates of J.P. Morgan Securities Inc. acted as trustees on $10.0 million of trust preferred securities that we issued in September 2003. Keefe, Bruyette & Woods, Inc. acted as the placement agent on $20.0 million of trust preferred securities that we issued in October 2003. An affiliate of Banc of America Securities LLC owns approximately 36.5% of our Series A preferred stock, 8.9% of our Class A common shares, and 74.5% of our Class B common shares prior to this offering and will receive approximately $32.9 million of the proceeds we expect to use to redeem a portion of the outstanding shares of Series A preferred stock assuming an initial offering price of $16.00 per share (the midpoint of the price range set forth on the cover page of this prospectus).

Because an affiliate of Banc of America Securities LLC owns more than 10% of the Series A preferred stock of the Company, Banc of America Securities LLC may be deemed to have a “conflict of interest” under Rule 2720(b)(7) of the Conduct Rules of the National Association of Securities Dealers. Accordingly, this offering will be made in compliance with the applicable provisions of Rule 2720 of the Conduct Rules. In accordance with this rule, the initial public offering price must be no higher than that recommended by a “qualified independent underwriter” meeting certain standards. In accordance with this requirement, J.P. Morgan Securities Inc. has assumed the responsibilities of acting as a qualified independent underwriter and has recommended a price in compliance with the requirements of Rule 2720. J.P. Morgan Securities Inc., in its role as qualified independent underwriter, has performed due diligence investigations and reviewed and participated in the preparation of this prospectus and the registration statement of which this prospectus is a part. We have also agreed to indemnify J.P. Morgan Securities Inc. for acting as a qualified independent underwriter against specified liabilities under the Securities Act.

Each of the underwriters severally represents and agrees that:

•	it has not offered or sold and prior to the expiry of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

This prospectus is not being distributed pursuant to a public offer in France within the meaning of Article L. 411-1 of the French Monetary and Financial Code (Code monétaire et financier), and as a result this prospectus has not been and will not be submitted to the Autorité des Marchés Financiers for approval in France. The shares offered have not been offered or sold, and will not be offered or sold, directly or indirectly, to the public in France, and this prospectus and any other offering related material has not been distributed and will not be distributed to the public in France. Any offers, sales and distributions have only been and will only be made in France to qualified investors (investisseurs qualifiés) and/or to a restricted group of investors (cercle restreint d’investisserus eurs), in each case, acting for their own account, all as defined in, and in accordance with, Articles L. 411-1 and L.411-2 of the French Monetary and Financial Code and Decree no. 98-880 dated October 1, 1998. This prospectus is not to be further distributed or reproduced (in whole or in part) in France by the recipients hereof and this prospectus will be distributed on the understanding that any recipients will only participate in the issue or sale of the shares for their own account and undertake not to transfer, directly or indirectly, the shares to the public in France, other than in compliance with all applicable laws and regulations and in particular with Articles L. 411-1 and L. 411-2 of the French Monetary and Financial Code.

LEGAL MATTERS

Certain legal matters in connection with this offering will be passed upon for us by Vinson & Elkins L.L.P. and for the underwriters by Davis Polk & Wardwell.

EXPERTS

The audited consolidated financial statements of Republic Companies Group, Inc. and its subsidiaries included in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

The audited combined financial statements of Republic Underwriters Insurance Company and Affiliates (Subject Companies) included in this prospectus have been audited by KPMG LLP, independent registered public accounting firm, as stated in their report appearing elsewhere in this prospectus and in the registration statement, and are included in reliance upon their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered in this prospectus. This prospectus, filed as part of the registration statement, does not contain all of the information set forth in the registration statement and its exhibits and schedules, portions of which have been omitted as permitted by the rules and regulations of the SEC. For further information about us and our common stock, we refer you to the registration statement and to its exhibits and schedules. Statements in this prospectus about the contents of any contract, agreement or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract, agreement or document filed as an exhibit to the registration statement, with each such statement being qualified in all respects by reference to the document to which it refers. Anyone may inspect the registration statement and its exhibits and schedules without charge at the public reference facilities of the SEC at 100 F. Street, N.E., Washington, D.C. 20549. You may obtain copies of all or any part of these materials from the SEC upon the payment of fees prescribed by the SEC. You may obtain further information about the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also inspect these reports and other information without charge at a website maintained by the SEC. The address of this site is http://www.sec.gov.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act and will be required to file reports, proxy statements and other information with the SEC. You will be able to inspect and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at the address noted above. You also will be able to inspect this material without charge at the SEC’s website. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by, reported on and with an opinion expressed by an independent accounting firm.

INDEX TO CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Report of Independent Registered Public Accounting Firm	F-3
Consolidated Balance Sheets as of December 31, 2004 and December 31, 2003	F-4

Consolidated and Combined Statements of Operations for the year ended December 31, 2004, the period August 29, 2003 to December 31, 2003, the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002

F-6
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the year ended December 31, 2004 and the period August 29, 2003 to December 31, 2003	F-7
Combined Statements of Net Assets and Comprehensive Income (Loss) for the year ended December 31, 2002 and the period January 1, 2003 to August 28, 2003	F-8

Consolidated and Combined Statements of Cash Flows for the year ended December 31, 2004, the period August 29, 2003 to December 31, 2003, the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002

F-9
Notes to Consolidated and Combined Financial Statements for the years ended December 31, 2004, 2003, and 2002	F-11
Consolidated Balance Sheets as of March 31, 2005 (unaudited) and December 31, 2004	F-46
Consolidated Statements of Operations for the three months ended March 31, 2005 and March 31, 2004 (unaudited)	F-48
Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the three months ended March 31, 2005 (unaudited)	F-49
Consolidated Statements of Cash Flows for the three months ended March 31, 2005 and March 31, 2004 (unaudited)	F-50
Notes to Consolidated Financial Statements for the three months ended March 31, 2005 and March 31, 2004 (unaudited)	F-51

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Republic Companies Group, Inc.:

We have audited the accompanying consolidated balance sheets of Republic Companies Group, Inc. and subsidiaries (the Company) as of December 31, 2004, and 2003, and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss), and cash flows for the year ended December 31, 2004 and the period August 29, 2003 to December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Republic Companies Group, Inc. and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for the year ended December 31, 2004 and the period August 29, 2003 to December 31, 2003, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas

July 18, 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Republic Companies Group, Inc.:

We have audited the accompanying combined statements of operations (predecessor basis), net assets and comprehensive income (loss) (predecessor basis), and cash flows (predecessor basis) of Republic Underwriters Insurance Company and Affiliates (the Company) for the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002. These combined financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the results of operations (predecessor basis), changes in net assets and comprehensive income (loss) (predecessor basis), and cash flows (predecessor basis) of Republic Underwriters Insurance Company and Affiliates for the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002 in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Dallas, Texas

May 9, 2005

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
Assets
Investments:
Fixed maturities available for sale, at fair value (cost $277,858 in 2004 and $223,887 in 2003)	$277,999	$225,575
Short-term investments, at cost (which approximates market value)	36,516	39,915
Investment in unconsolidated foreign insurance company (cost $27,855 in 2004 and in 2003)	30,982	28,582
Real estate held for sale (cost $21,083 in 2003)	—	20,333
Other invested assets	999	997

Total investments	$346,496	$315,402

Cash and cash equivalents	$2,900	$4
Premiums receivable from agents and insureds (net of allowance of $497 in 2004 and $1,135 in 2003)	61,241	70,467
Balances due from reinsurance companies (net of allowance of $762 in 2004 and $0 in 2003)	165,080	157,546
Deferred policy acquisition costs	23,450	7,847
Prepaid reinsurance premiums	98,695	96,946
Accrued interest and dividends receivable	2,606	2,175
Other assets (less accumulated depreciation of $311 in 2004 and $27 in 2003)	10,291	22,339
Net deferred tax asset	18,507	24,089
Federal income tax recoverable	2,351	—

Total assets	$731,617	$696,815

(Continued)

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets—(Continued)

December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
Liabilities and Shareholders’ Equity
Liabilities:
Reserves for losses and loss adjustment expenses	$267,597	$265,769
Unearned premiums	213,404	201,245
Subordinated notes payable (including accrued interest of $263 in 2004 and $264 in 2003)	31,192	31,193
Federal income tax payable	—	2,174
Accrued expenses and other liabilities	42,155	41,283
Cash overdraft	7,857	7,636

Total liabilities	$562,205	$549,300

Redeemable preferred shares:
Series A, $0.01 par value; $1,000 per share liquidation value. Authorized 605,000 shares; issued and outstanding 106,500 shares, including accrued dividends of $4,474	—	$110,965

Shareholders’ equity:
Redeemable preferred shares:
Series A, $0.01 par value; $1,000 per share liquidation value. Authorized 605,000 shares; issued 107,825 shares; outstanding 107,531 shares, including accrued dividends of $18,755	$126,286	—

Common shares:
Class A (voting), $.0018 par value, Authorized 9,625,000 shares; issued 3,580,286 and outstanding 3,567,977 shares in 2004; issued and outstanding 3,479,080 shares in 2003	7	$7
Class B (nonvoting), $.0018 par value, Authorized 2,200,000 shares; issued 1,796,883 and outstanding 1,794,133 shares in 2004; issued and outstanding 1,327,898 shares in 2003	3	2
Additional paid-in capital	4,287	1
Accumulated other comprehensive income (loss), net of taxes	(877)	1,170
Retained earnings	42,942	35,370
Unearned compensation from restricted stock awards	(3,236)	—
Treasury stock, at cost (12,309 shares of Class A Common in 2004 and 0 in 2003)	—	—

Total shareholders’ equity	$169,412	$36,550

Commitments and contingencies (notes 6, 8, 12, 14, and 16)

Total liabilities and shareholders’ equity	$731,617	$696,815

See accompanying notes to consolidated and combined financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated and Combined Statements of Operations

Year ended December 31, 2004, the period August 29, 2003 to December 31, 2003,

the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002

(Dollars in thousands, except per share amounts)

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
Revenues:
Net insurance premiums earned	$233,528	$79,323	$185,981	$229,457
Net investment income	8,235	1,929	3,851	5,627
Net realized gains (losses)	1,148	1,185	2,384	(10,469)
Other income	4,506	1,414	3,916	4,329

	$247,417	$83,851	$196,132	$228,944
Expenses:
Net losses and loss adjustment expenses incurred	$138,550	$46,754	$140,690	$172,171
Underwriting, acquisition, and operating expenses	75,807	23,998	65,609	83,048
Interest expense	2,159	399	—	—

	$216,516	$71,151	$206,299	$255,219

Income (loss) from continuing operations before income taxes and equity in earnings of unconsolidated foreign insurance company	$30,901	$12,700	$(10,167)	$(26,275)
Income tax expense (benefit)	12,007	4,706	(2,379)	(3,735)

Equity in earnings of unconsolidated foreign insurance company, net of income taxes	2,982	727	1,675	3,674

Income from continuing operations	$21,876	$8,721	$(6,113)	$(18,866)

Extraordinary gain	—	32,623	—	—

Net income (loss)	$21,876	$41,344	$(6,113)	$(18,866)

Net income available to common shareholders	$7,572	$36,870

Net income per common share:
Basic:
Income from continuing operations	$1.54	$0.88
Extraordinary gain	—	6.79

Net income	$1.54	$7.67

Diluted:
Income from continuing operations	$1.54	$0.88
Extraordinary gain	—	6.79

Net income	$1.54	$7.67

See accompanying notes to consolidated and combined financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Statements of Shareholders’ Equity and Comprehensive Income (Loss)

Year ended December 31, 2004 and the period August 29, 2003 to December 31, 2003

(Dollars in thousands)

	Series A Redeemable Preferred		Class A Common		Class B Common		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Unearned Compensation from Restricted Stock Award	Treasury Stock		Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount
Balance at August 29, 2003	—	$—	3,479,080	$7	1,327,898	$2	$1	$—	$(1,500)	$—	—	—	$(1,490)
Comprehensive income (net of taxes):
Net income	—	—	—	—	—	—	—	—	41,344	—	—	—	41,344
Unrealized investment income	—	—	—	—	—	—	—	1,170	—	—	—	—	1,170

Comprehensive income													42,514

Preferred dividends accrued	—	—	—	—	—	—	—	—	(4,474)	—	—	—	(4,474)

Balance at December 31, 2003	—	—	3,479,080	7	1,327,898	2	1	1,170	35,370	—	—	—	36,550

Reclassification of preferred stock, including accrued preferred dividends, as permanent equity	106,500	110,965	—	—	—	—	—	—	—	—	—	—	110,965
Accretion of preferred stock discount, as permanent equity	—	9	—	—	—	—	—	—	(9)	—	—	—	—
Issuance of stock	1,325	1,325	—	—	55,385	—	—	—	—	—	—	—	1,325
Stock awards	—	—	101,206	—	413,600	1	4,286	—	—	(4,286)	—	—	1
Redemption/forfeiture of shares	(294)	(308)	(12,309)	—	(2,750)	—	—	—	—	—	12,309	—	(308)

Comprehensive income (loss) (net of taxes):
Net income	—	—	—	—	—	—	—	—	21,876	—	—	—	21,876
Unrealized investment losses	—	—	—	—	—	—	—	(1,107)	—	—	—	—	(1,107)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(102)	—	—	—	—	(102)
Additional minimum pension liability	—	—	—	—	—	—	—	(838)	—	—	—	—	(838)

Comprehensive income													19,829

Amortization of unearned compensation from stock awards issued	—	—	—	—	—	—	—	—	—	1,050	—	—	1,050
Preferred dividends accrued	—	14,295	—	—	—	—	—	—	(14,295)	—	—	—	—

Balance at December 31, 2004	107,531	$126,286	3,567,977	$7	1,794,133	$3	$4,287	$(877)	$42,942	$(3,236)	12,309	—	$169,412

See accompanying notes to consolidated and combined financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Combined Statements of Net Assets and Comprehensive Income (Loss)

Year ended December 31, 2002 and the period January 1, 2003 to August 28, 2003

(Dollars in thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Deficit)	Net Assets
Predecessor Basis (Combined)
Balance at December 31, 2001	$1,281	$187,552	$(11,367)	$12,582	$190,048
Comprehensive income (loss) (net of taxes)
Net loss	—	—	—	(18,866)	(18,866)
Unrealized investment income	—	—	3,970	—	3,970
Foreign currency translation adjustment	—	—	(843)	—	(843)
Additional minimum pension liability	—	—	(3,886)	—	(3,886)

Comprehensive loss					(19,625)

Balance at December 31, 2002	1,281	187,552	(12,126)	(6,284)	170,423
Comprehensive loss (net of taxes)
Net loss	—	—	—	(6,113)	(6,113)
Unrealized investment loss	—	—	(3,994)	—	(3,994)
Foreign currency translation adjustment	—	—	(391)	—	(391)

Comprehensive loss					(10,498)

Balance at August 28, 2003	$1,281	$187,552	$(16,511)	$(12,397)	$159,925

See accompanying notes to consolidated and combined financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated and Combined Statements of Cash Flows

Year ended December 31, 2004, the period August 29, 2003 to December 31, 2003,

the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002

(Dollars in thousands)

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
Cash flows from operating activities:
Net income (loss)	$21,876	$41,344	$(6,113)	$(18,866)
Adjustments to reconcile net income to net cash provided by operating activities:
Extraordinary gain	—	(32,623)	—	—
Amortization and depreciation	284	27	1,347	3,554
Net accretion of bond discount	1,706	650	991	697
Net loss on sale of real estate	719	—	—	—
Net gain on sale of fixed maturities	(1,867)	(1,185)	(2,158)	(2,924)
Net (gain) loss on sale of equity securities	—	—	(35)	9,493
Net loss on impairment of equity securities	—	—	50	5,470
Net gain on sale of derivative instruments	—	—	(412)	(1,570)
Net loss on sale of other invested assets	—	—	171	—
Net loss on sale of fixed assets	—	—	—	341
Deferred federal income tax benefit (expense)	6,532	62	(2,411)	(2,870)
Stock based compensation	1,050	—	—	—
(Increase) decrease in premiums receivable from agents and insureds	9,226	17,197	(10,312)	(17,947)
(Increase) decrease in accrued interest and dividends receivable	(431)	151	(296)	(20)
(Increase) decrease in prepaid reinsurance premiums	(1,749)	(262)	11,093	(7,581)
(Increase) decrease in deferred policy acquisition costs	(15,603)	(7,847)	(2,068)	(5,418)
(Increase) decrease in balances due from reinsurance companies, net	(7,534)	17,012	(29,279)	(48,051)
(Increase) decrease in federal income tax recoverable	(2,351)	—	849	(849)
(Increase) decrease in other assets	13,574	(1,428)	—	—
Increase (decrease) in reserves for losses and loss adjustment expenses	1,828	(502)	42,469	67,975
Increase (decrease) in unearned premiums	12,159	2,487	(3,914)	36,030
Increase (decrease) in accrued expenses and other liabilities	(417)	(14,915)	14,370	4,984
Increase (decrease) in interest payable	(1)	264	—	—
Increase (decrease) in federal income taxes payable	(2,174)	2,174	—	—
Equity in earnings of unconsolidated foreign insurance company	(2,982)	(727)	(1,675)	(3,674)
Dividends received from unconsolidated foreign insurance company	425	—	441	436
Other, net	40	636	(1,079)	(785)

Net cash provided by operating activities	34,310	22,515	12,029	18,425

(Continued)

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated and Combined Statements of Cash Flows—(Continued)

Year ended December 31, 2004, the period August 29, 2003 to December 31, 2003,

the period January 1, 2003 to August 28, 2003 and the year ended December 31, 2002

(Dollars in thousands)

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
Cash flows from investing activities:
Purchase of real estate	—	—	$(771)	$(1,179)
Sale of real estate	19,570	—	—	—
Purchase of fixed assets	(1,986)	(571)	(1,924)	(2,649)
Sale of fixed assets	176	—	388	57
Purchase of fixed maturities, available for sale	(374,211)	(182,485)	(111,787)	(321,971)
Sale of fixed maturities, available for sale	320,392	149,393	85,395	295,515
Purchase of equity securities	—	—	(5,234)	(32,276)
Sale of equity securities, available for sale	—	—	11,826	68,990
Purchase of derivative instruments	—	—	(12,703)	(5,950)
Sale of derivative instruments	—	—	13,115	7,520
Net change in other short-term investments	3,407	3,440	(5,891)	(32,189)
Purchase of other invested assets	—	(929)	—	(1,000)
Sale of other invested assets	—	—	3,913	—
Cash acquired	—	4,512	—	—

Net cash used in investing activities	(32,652)	(26,640)	(23,673)	(25,132)

Cash flows from financing activities:
Issuance of preferred stock	$1,325	$—	$—	$—
Redemption of preferred stock	(308)	—	—	—
Rescission of temporary equity	—	(22,000)	—	—
Payoff of note payable	—	(400)	(900)	(1,800)
Proceeds from subordinated notes payable	—	30,929	—	—
Increase (decrease) in cash overdraft	221	(4,400)	12,741	(1,788)

Net cash provided (used) in financing activities	1,238	4,129	11,841	(3,588)

Net increase in cash and cash equivalents	2,896	4	197	(10,295)

Cash and cash equivalents, beginning of period	4	—	2,757	13,052

Cash and cash equivalents, end of period	$2,900	$4	$2,954	$2,757

Supplemental disclosures of cash flow information:
Interest paid	$2,160	$399	$—	$—
Income taxes paid	10,000	2,470	32	—

See accompanying notes to consolidated and combined financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

December 31, 2004, 2003, and 2002

(1) Basis of Presentation and Nature of Operations

The consolidated financial statements of Republic Companies Group, Inc. (RCGI) (formerly known as RTXA, Inc.) and its wholly owned subsidiaries and certain affiliates, who are controlled through various management agreements, have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). RCGI is an insurance holding company and its subsidiaries and affiliates include Republic Companies, Inc. (RCI), Eagle General Agency (EGA), Republic Group No. Two Company (RGP #2), Republic Diversified Services, Inc. (RDSI), Republic Underwriters Insurance Company (RUIC), Republic-Vanguard Insurance Company, Southern Vanguard Insurance Company, Southern Insurance Company, Republic Fire and Casualty Insurance Company, Southern Underwriters Insurance Company, Republic Lloyds, Southern County Mutual Insurance Company (SCM), and Republic Home Protectors, Inc. (incorporated in November 2004) (collectively, the Company). The Company markets and underwrites personal and commercial property and casualty risks located primarily in the southwestern United States.

Prior to August 29, 2003 and the acquisition described in note 2 below, EGA, RGP #2, RUIC and its wholly owned insurance subsidiaries and controlled affiliates (Subject Companies) were owned by Republic Financial Services, Inc., an indirect subsidiary of Winterthur Swiss Insurance Company (Winterthur) and the Credit Suisse Group. The financial statements presented herein reflect the combined results of operations, changes in net assets and cash flows for the Subject Companies for the period January 1, 2003 through August 28, 2003 and the year ended December 31, 2002 on a combined GAAP historical cost basis (hereafter referred to as Predecessor Basis) rather than the purchase accounting basis described in note 2. Shareholders’ equity for the Subject Companies is not meaningful as the Subject Companies are presented on a combined basis.

All significant intercompany balances and transactions have been eliminated in consolidation and combination. Certain 2003 and 2002 balances have been reclassified to conform with the 2004 presentation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Organization and Acquisition

RCGI was formed as a Delaware corporation on December 12, 2002. There were no operations of the Company prior to the acquisition described below.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

On May 9, 2003, RCGI and RCI agreed to acquire from Republic Financial Services, Inc. (RFSI), an indirect subsidiary of Winterthur Swiss Insurance Company (the Acquisition), all of the issued and outstanding common stock of the Subject Companies for $127.0 million adjusted for actual GAAP equity on the closing date. The Subject Companies are providers of property and casualty insurance primarily in the southwestern United States. Regulatory approvals were completed in August 2003 and the Acquisition closed on August 29, 2003. In January 2004, agreement was reached between RCGI and RFSI on a final purchase price of $113.8 million. In addition to the purchase price of $113.8 million, the Company incurred acquisition costs of $4.5 million. In connection with the Acquisition, an allocation of the purchase price of $113.8 million was made to the fair values of the assets acquired and the liabilities assumed as of the Acquisition date as follows (dollars in millions):

Assets:
Cash	$5
Investments	260
Premiums receivable	88
Balances due from reinsurance companies	175
Prepaid reinsurance premiums	97
Deferred tax asset	25
Real estate held for sale	20
Intangible assets	92
Other	17

Total	779

Liabilities:
Reserves for losses and loss adjustment expenses	266
Unearned premiums	199
Reinsurance payables	33
Other	34

Total	532

Estimated fair value of net assets acquired	247

Less writedown of noncurrent assets nonfinancial assets:
Fixed assets	(4)
Intangible assets	(92)

(96)

Adjusted estimated fair value of net assets acquired	151
Final purchase price	114
Acquisition costs	5

Excess of estimated fair value of net assets over purchase price	$32

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

The assets acquired and liabilities assumed were adjusted to their estimated fair values as of the Acquisition date. The excess of estimated fair value of net assets over the purchase price of $113.8 million created negative goodwill. Certain noncurrent nonfinancial assets were written down by the negative goodwill and the remaining negative goodwill was recorded as an extraordinary gain in accordance with Statement of Financial Accounting Standards (SFAS) No. 141, Business Combinations. See note 3 for the methodology used in determining the fair value of certain assets, unearned premium reserves and the loss and loss adjustment expense reserves. There were no adjustments or reallocations to the initial allocation of the purchase price in the year ended December 31, 2004.

The $92 million of intangible assets acquired included identified amortizable intangible assets of $87 million and nonamortizable intangible assets of $5 million. Various methods were used to determine the estimated fair value of these assets including discounted income flow and replacement cost. The amortizable intangible assets included policyholder/agent lists of $80 million with a 3 year average life, unique company charters of $5 million with a 20 year life, noncompetition agreements of $1 million with a 1 year life, and software of $1 million with a 5 year life. The nonamortizable intangible assets included the value of insurance licenses and trade names. Approximately $4 million of the acquired intangible assets are expected to be deductible for tax purposes. None of the intangible assets were deemed impaired at the date of acquisition. All of these intangible assets were written down by the negative goodwill.

Management believes the negative goodwill occurred in large measure due to the seller’s desire to exit the Texas insurance market, combined with the seller’s need for additional capital for its ongoing business units.

(3) Summary of Significant Accounting Policies

(a) Investments

Investments are shown on the following basis:

•	Investment income is recognized on an accrual basis of accounting.

•	Fixed maturity and equity securities are considered as available for sale and reported at fair value. Unrealized appreciation (depreciation) of fixed maturities and equity securities available for sale is shown as a separate component of shareholders’ equity as accumulated other comprehensive income net of the related tax effect, and is not included in the determination of net income.

•	Loan-backed bonds and structured securities are amortized using the interest method and significant changes in estimated cash flows from the original purchase assumptions are accounted for using the retrospective method. Valuations are based on the structure of the deals as well as cash flows projected based on prepayment and loss assumptions using financial modeling.

•	Short-term investments consist primarily of treasury bills, money market funds and commercial paper and are carried at cost, which approximates fair value due to their short maturity.

•	The Company’s investment in an unconsolidated foreign insurance company represents Seguros Atlas, S.A. (Seguros), a Mexican insurer, in which the Company owns a 29.8% interest, is accounted for under the equity method. The Company’s 29.8% ownership, board representation, and certain voting rights enable the Company to exercise significant influence over Seguros. Under the equity method of accounting, Seguros’ accounts are not included within the Company’s consolidated balance sheets and statements of operations; however, the Company’s equity in Seguros’ income or loss is included in the consolidated and combined statements of operations.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

•	Since the Acquisition, the Company does not invest in derivative financial instruments. However, prior to August 29, 2003, the Company periodically used put options and futures contracts for the purpose of reducing the market risk from a drop in value of the overall equity market, as measured by the S&P 500 Index. All use of derivative instruments ceased prior to August 29, 2003.

•	Real estate represented the Company’s home office building. Prior to August 29, 2003, the Company occupied the building and treated the building as a long-lived asset. Depreciation was provided on a straight-line method based upon a life of 30 years. The cost of repairs and maintenance on real state was charged to expense when incurred.

At the Acquisition, real estate was reclassified as held for sale. As part of purchase accounting, the carrying value of the real estate was adjusted to current appraised value less costs to sell, with such value reallocated between the land and building to follow the appraisal methodology of valuing these components. Depreciation was not recorded since the property was available for sale. The cost of repairs and maintenance on real estate were charged to expense when incurred. The property was sold to an unrelated third party in August 2004.

•	Other investments represents principally participation in trust preferred securities and are recorded at fair value.

•	Costs of investments sold are determined using the specific identification method.

Management reviews investments for impairment on a quarterly basis. A decline in the market value of any available for sale security below cost that is deemed to be other-than-temporary results in a reduction in the carrying amount of the security to fair value. The impairment is charged to earnings and a new cost basis for the security is established.

(b) Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers certain highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

(c) Premiums Receivable

Premiums receivable are carried at cost, which approximates fair value. Management provides an allowance for uncollectible accounts in the period that collectibility is deemed impaired.

(d) Underwriting, Acquisition and Operating Expenses

Policy acquisition costs such as commissions, salaries, premium taxes and certain other underwriting expenses, which vary with and are directly related to the production of business, are deferred and amortized over the effective periods of the related insurance policies. The recoverability of deferred policy acquisition costs is reviewed for any potential deficiency on a quarterly basis. A premium deficiency represents future estimated losses, loss adjustment expenses and amortization of deferred policy acquisition costs in excess of the related unearned premiums and related future investment earnings. If a premium deficiency is determined to exist, the amount thereof is deducted from the Company’s deferred policy acquisition cost asset in respect of the relevant business and is charged to earnings as an expense in the period it is determined that deficiency exists. To the extent the amount of the premium deficiency exceeds the related deferred policy acquisition cost balance, the

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

deficiency is recorded as a liability and is charged to net income in the same period. No such deficiency was determined to exist during the periods ended December 31, 2004, 2003, or 2002. As part of the purchase accounting, the deferred policy acquisition cost asset was adjusted to fair value. This amount was fully amortized in 2003 and 2004 due to the short-term nature of the related policies.

As part of the purchase accounting, unearned premium reserves at Acquisition were adjusted to fair value. The total adjustment of $23,443,000 was fully amortized in 2003 and 2004 due to the short-term nature of the related policies.

Certain policy installment billing fees received from policyholders are recorded as a reduction of expenses. Such fees were $3,065,000, $878,000, $1,923,000, and $2,415,000 for the year ended December 31, 2004, the period August 29, 2003 to December 31, 2003, the period January 1, 2003 to August 28, 2003, and the year ended December 31, 2002, respectively.

(e) Property and Equipment

As part of purchase accounting, the carrying value of property and equipment was recorded at fair value. SFAS No. 141 requires the write-down of certain nonfinancial assets by the negative goodwill resulting from the Acquisition (note 2). The net impact was to decrease assets by $4.1 million.

Leasehold improvements (or real estate improvements prior to the Acquisition), furniture and equipment (including electronic data processing equipment and related software) are reported at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated on a straight-line basis generally using the following useful lives: leasehold improvements and furniture—up to 12 years; and equipment and software—3 to 5 years. Prior to the Acquisition, real estate improvements were depreciated up to 20 years and furniture up to 10 years. Expenditures for maintenance and repairs are charged to operations as incurred. Upon disposition, the asset cost and related depreciation/amortization are removed from the accounts and the resulting gain or loss is included in net income.

(f) Financial Instruments

In the normal course of business, the Company enters into transactions involving various types of financial instruments, including investments in debt and equity securities. All investment transactions have credit exposure to the extent that a counter party may default on an obligation to the Company. Credit risk is a consequence of carrying, trading and investing in securities. To manage credit risk, the Company focuses on higher quality fixed income securities, reviews the credit strength of all companies in which it invests, limits its exposure in any one investment and monitors the portfolio quality, taking into account credit ratings assigned by recognized statistical rating organizations.

(g) Premium Revenue

Property and casualty insurance premiums are earned over the terms of the respective policies, which are generally one year or less. Unearned premium represents the portion of the premium written applicable to the unexpired terms of the policies.

Premiums also include policy fees of approximately $14,263,000, $3,343,000, $8,859,000 and $10,307,000 for the year ended December 31, 2004, the period August 29, 2003 to December 31, 2003, the period January 1, 2003 to August 28, 2003, and the year ended December 31, 2002, respectively. These fees are primarily related

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

to the Company’s Program Management and Insurance Services and Corporate segments and are simultaneously returned to producers in the form of higher acquisition expense reimbursements. The net impact is that $2,383,000, $834,000, $2,041,000, and $2,602,000 of policy fees are included in net income. None of the related acquisition expenses are deferred as deferred policy acquisition costs.

(h) Other income

Other income represents primarily fee income associated with the Company’s Program Management and Insurance Services and Corporate segments, reduced by the expenses associated with the generation of this income. Gross fees included in other income were $6,153,000, $1,950,000, $5,185,000, and $6,299,000 for the year ended December 31, 2004, the period August 29, 2003 to December 31, 2003, the period January 1, 2003 to August 28, 2003, and the year ended December 31, 2002, respectively. Such fees were reduced by related expenses of $1,811,000, $572,000, $1,269,000 and $1,970,000 for the same periods. Other income also includes gain on sale of fixed assets.

(i) Loss and Loss Adjustment Expense

Loss and loss adjustment expenses (LAE), net of salvage and subrogation, are provided for as claims are incurred. Our estimation of the ultimate liability for unpaid losses and LAE is based on projections developed by our actuaries using analytical methodology commonly used in the property and casualty insurance industry. Reserves for losses and LAE are based upon (1) the accumulation of case basis estimates for losses on claims reported, (2) estimates of losses and loss adjustment expenses incurred but not reported based upon historical experience, (3) estimates of expenses for investigating and adjusting claims based upon past experience, and (4) estimates of salvage and subrogation collections. We periodically adjust our loss and LAE reserves for changes in product mix, underwriting standards, loss cost trends and other factors.

The process of establishing claims reserves is an imprecise science and reflects significant judgmental factors. In many liability cases, significant periods of time, ranging up to several years or more, may elapse between the occurrence of an insured claim and the settlement of the claim. The actual emergence of claims and claim adjustment expenses may vary, perhaps materially, from the Company’s estimate thereof, because (1) estimates of claims and claim adjustment expense liabilities are subject to large potential errors of estimation as the ultimate disposition of claims incurred prior to the financial statement date, whether reported or not, is subject to the outcome of events that have not yet occurred (e.g., jury decisions, court interpretations, legislative changes (even after coverage is written and reserves are initially set) that broaden liability and policy definitions and increase the severity of claims obligations, subsequent damage to property, changes in the medical condition of claimants, public attitudes and social/economic conditions such as inflation), (2) estimates of losses do not make provision for extraordinary future emergence of new classes of losses or types of losses not sufficiently represented in the Company’s historical data base or which are not yet quantifiable, and (3) estimates of future costs are subject to the inherent limitation on the ability to predict the aggregate course of future events.

As noted in note 2, in conjunction with the Acquisition, the assets and liabilities acquired were valued at fair value. Accordingly, loss and LAE reserves and related reinsurance recoverables on unpaid losses as of August 29, 2003 are recorded at estimated fair value. The fair value of the Company’s reserves for losses and LAE and related reinsurance recoverables was estimated based on the present value of the expected underlying cash flows of the loss and LAE reserves and reinsurance recoverables, and included a risk premium and a profit and risk margin. In determining the fair value estimate, management adjusted the Company’s historical GAAP

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

undiscounted net loss and LAE reserves to present value assuming a rate, which approximated the U.S. Treasury rate on the date of the Acquisition. The discounting pattern was actuarially developed from the Company’s historical loss data. A profit and risk margin and a risk premium were applied to the discounted loss and LAE reserves, to reflect management’s estimate of the cost the Company would incur to reinsure the full amount of its net loss and LAE reserves with a third party reinsurer. This margin was based upon management’s assessment of the uncertainty inherent in the net loss and LAE reserves and their knowledge of the reinsurance marketplace and was confirmed by reinsurers and reinsurance intermediaries. The discount on reserves for losses and LAE is amortized to expense over the duration of the acquired reserves (approximately 4 years). The reinsurer’s profit and risk margin and risk premium is amortized to income approximately in proportion with the amortization of discount.

(j) Reinsurance

In the ordinary course of business, the Company purchases reinsurance to protect against the impact of large, irregularly-occurring losses, thus limiting the Company’s maximum loss. Such reinsurance reduces the magnitude of sudden and unpredictable changes in net income and the capitalization of the Company’s insurance operations. The Company reinsures its risks generally on an excess per risk or catastrophe basis with other insurance companies which are principally rated “A” or higher by A.M. Best. The Company also participates in reinsurance arrangements through its unaffiliated managing general agency and fronting program business whereby 20% to 100% of written premiums and associated losses and expenses are passed through to unaffiliated reinsurers which are principally rated “A” or higher by A.M. Best. An allowance has been established for amounts deemed uncollectible.

Reinsurance does not relieve the Company of its primary obligation to the policyholder. Amounts recoverable from reinsurers are estimated in a manner consistent with the determination of losses and loss adjustment expenses.

(k) Income Taxes

The Company uses the asset and liability method of accounting for income taxes specified under SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(l) Insurance Related Assessments

The Company’s insurance subsidiaries are subject to state guaranty fund assessments, which enable states to meet policyholder requirements or meet other insurance obligations from insurance company insolvencies. The Company accrues for these assessments when it is probable that an assessment will be imposed, the obligatory event has occurred, and the amount of the assessment can be reasonably estimated. As of December 31, 2004 and 2003, the Company had accrued assessments of $415,000 and $427,000, respectively.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

(m) Stock-Based Compensation

In March 2004, the Company adopted a stock plan enabling the Company to award shares or options to officers, directors, key employees and other designated parties. In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, which is effective for fiscal years beginning after December 31 2002. SFAS No. 148 amends SFAS No. 123, Accounting for Stock-based Compensation, to provide alternative methods of transition to the fair value method of accounting for stock-based compensation. In addition, SFAS No. 148 amends the disclosure provisions of Statement 123 to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported net income (loss) and income (loss) per share in annual and interim financial statements. Effective January 1, 2004, the Company adopted the provisions of SFAS No. 148. In May 2004, the Company granted restricted stock awards to certain officers and directors. The awards will vest over 3 to 5 years. All employee stock awards are expensed over the stock award vesting period based on the fair value at the date the awards were granted (also see note 9(c)).

(n) Comprehensive Income

Comprehensive income encompasses all changes in shareholders’ equity (except those arising from transactions with shareholders) and includes net income, change in net unrealized gain or loss on fixed-maturity investments classified as “available for sale” and equity securities, net of income tax, change in foreign currency translation gains or losses, net of income tax, and change in additional minimum pension liability, net of income tax.

(o) Net Income Per Common Share

Basic net income per common share has been computed based on the weighted average number of common shares outstanding during the period, including restricted shares vested under the Company’s Stock Plan (see note 9(c)). Diluted income per share assumes the issuance of common shares for all potentially dilutive restricted stock awards granted during the reporting period. The dilutive effect of stock options and unvested restricted stock awards are considered in net income per share calculations if dilutive using the treasury stock method.

(p) Foreign Currency Adjustments

The financial position and results of operations of Seguros are measured using Mexican local currency as the functional currency and are adjusted to reflect U.S. GAAP. Revenues and expenses of Seguros have been translated into U.S. dollars at average exchange rates prevailing in the period. Assets and liabilities have been translated at the exchange rate on the balance sheet date. Translation gains or losses, net of applicable tax, are credited or charged directly to a separate component of other comprehensive income.

(q) Statutory Accounting Principles

The Company’s insurance subsidiaries, domiciled in the States of Texas, Arizona, and Oklahoma, prepare statutory financial statements in accordance with the accounting practices prescribed or permitted by the Department of Insurance of the domiciliary state. Prescribed statutory accounting practices are those practices that are incorporated directly or by reference in state laws, regulations, and general administrative rules applicable to all insurance enterprises domiciled in a particular state. Permitted statutory accounting practices

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

include practices not prescribed by the domiciliary state but allowed by the domiciliary state. Additionally, the current version of the National Association of Insurance Commissioners (NAIC) Accounting Practices and Procedures Manual has been adopted as a component of the prescribed and permitted practices of each state.

(r) Recently Issued Accounting Standards

In November 2003, the Financial Accounting Standards Board (“FASB”) issued Emerging Issues Task Force (“EITF”) 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The guidance applies to all investment securities accounted for under SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities.” EITF Issue 03-01 provides guidance in identifying whether an unrealized loss on an investment security should be treated as an other-than-temporary impairment of the security’s recorded value. Among other things, the guidance provides that other-than-temporary impairment loss recognition would depend on market conditions, management’s intent and a company’s ability to hold a potentially impaired security for a period sufficient for recovery of the loss. In September 2004, the FASB delayed the effective date of many provisions of EITF 03-1 until certain implementation issues could be resolved. The full impact on our financial statements of EITF 03-1 will not be determined until the final guidance is available.

In December 2004, the FASB issued SFAS No. 123 (Revised), Share Based Payment. SFAS No. 123R, which replaces SFAS No. 123, Accounting for Stock-Based Compensation, supersedes Accounting Procedures Board Opinion No. 25, Accounting for Stock Issued to Employees and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e., pro forma disclosure is no longer an alternative to financial statement recognition). SFAS No. 123R is effective for public companies at the beginning of the first annual period beginning after June 15, 2005. The Company has already adopted the provisions of SFAS No. 148 and uses the fair value method for expensing stock-based compensation. However, the Company continues to analyze the expected impact of SFAS No. 123R.

(4) Fair Value of Financial Instruments

Estimates of fair values are made at a specific point in time, based on relevant market prices and information about the financial instrument. The estimated fair values of financial instruments presented below are not necessarily indicative of the amounts the Company might realize in actual market transactions. The carrying amount and estimated fair value for the financial instruments at period end are summarized as follows:

	2004		2003
	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
	(Dollars in thousands)
Financial assets/liabilities:
Fixed maturities	$277,999	$277,999	$225,575	$225,575
Short-term investments	36,516	36,516	39,915	39,915
Other invested assets	999	999	997	997
Cash and cash equivalents	2,900	2,900	4	4
Subordinated notes payable, including accrued interest	31,192	31,192	31,193	31,193

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Fair values for fixed maturities and equity securities are based on quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other assumptions, including the discount rate and estimates of future cash flows.

For cash and cash equivalents and short-term investments, the carrying amounts approximate fair value because of the short maturity of such financial instruments.

Fair value for long-term debt is estimated based on the quoted market price for the same or similar issues or on the current rates offered to the Company for debt of the same remaining maturities.

(5) Investments

The amortized cost and estimated fair values of investments as of December 31, 2004 and 2003 are as follows:

	2004
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Available for sale:
Fixed maturities:
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$51,901	$649	$(476)	$52,074
Obligations of states and political subdivisions	4,176	15	(32)	4,159
Corporate securities	120,933	850	(551)	121,232
Mortgage and asset-backed securities	100,848	294	(608)	100,534

Total fixed maturities, available for sale	$277,858	$1,808	$(1,667)	$277,999

	2003
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Available for sale:
Fixed maturities:
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$70,889	$1,053	$(428)	$71,514
Obligations of states and political subdivisions	2,204	29	—	2,233
Corporate securities	84,214	1,231	(441)	85,004
Mortgage and asset-backed securities	66,580	353	(109)	66,824

Total fixed maturities, available for sale	$223,887	$2,666	$(978)	$225,575

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Fair value of investment securities changes based primarily on market rates. Losses shown in the tables below are believed to be temporary. At December 31, 2004, the Company’s fixed maturity portfolio had thirty-seven (37) securities with gross unrealized losses totaling $844,000 that were in excess of 12 months. No single issuer had a gross unrealized loss position greater than $96,000 or 3.8% of its original cost. In 2003, all losses occurred during the last four months of the year, as all assets were marked to fair value as of the date of Acquisition.

	2004
	Less Than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Fixed maturities:
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$17,578	$(112)	$11,194	$(364)	$28,772	$(476)
Obligations of states and political subdivisions	3,913	(32)	—	—	3,913	(32)
Corporate securities	42,927	(307)	25,131	(244)	68,058	(551)
Mortgage and asset-backed securities	39,249	(372)	21,820	(236)	61,069	(608)

	$103,667	$(823)	$58,145	$(844)	$161,812	$(1,667)

	2003
	Less Than 12 Months		12 Months or Longer		Total
	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
	(Amounts in thousands)
Available for sale:
Fixed maturities:
U.S. Treasury obligations and direct obligations of U.S. Government agencies and authorities	$14,186	$(428)	$—	$—	$14,186	$(428)
Corporate securities	34,803	(441)	—	—	34,803	(441)
Mortgage and asset-backed securities	8,595	(109)	—	—	8,595	(109)

	$57,584	$(978)	$—	$—	$57,584	$(978)

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

The amortized cost and estimated fair value of fixed maturities at December 31, 2004 and 2003 by contractual maturity are shown below. Expected maturities will differ from contractual maturities because issuers of such securities may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage and asset-backed securities are classified below as having no single maturity date.

	2004		2003
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
		(Dollars in thousands)
Due in one year or less	$13,865	$13,837	$10,187	$10,402
Due after one year through five years	107,364	107,364	98,000	98,566
Due after five years through ten years	40,626	40,787	43,582	44,207
Due after ten years	15,155	15,477	5,538	5,576
No single maturity date	100,848	100,534	66,580	66,824

	$277,858	$277,999	$223,887	$225,575

Proceeds from the sales and maturities of fixed maturities, including short-term bonds, and equity securities available for sale, and derivative instruments, including hedging put options assets and hedging futures liabilities, and the related realized gross gains and losses and realized losses related to other-than-temporary declines in value are as follows for 2004, 2003, and 2002:

	Proceeds	Gross Gains	Gross Losses	Other Than Temporary Declines	Net Gain/(Loss)
	(Dollars in thousands)
Year ended December 31, 2004:
Fixed maturities	$320,392	$2,597	$(730)	$—	$1,867
Equity securities	—	—	—	—	—
Derivative instruments	—	—	—	—	—

Period August 29 to December 31, 2003:
Fixed maturities	$149,393	$1,774	$(589)	$—	$1,185
Equity securities	—	—	—	—	—
Derivative instruments	—	—	—	—	—

Period January 1 to August 28, 2003:
Fixed maturities	$85,395	$2,475	$(317)	$—	$2,158
Equity securities	11,826	634	(599)	(50)	(15)
Derivative instruments	13,115	412	—	—	412

Year ended December 31, 2002:
Fixed maturities	$295,515	$5,064	$(2,140)	$—	$2,924
Equity securities	68,990	3,676	(13,169)	(5,470)	(14,963)
Derivative instruments	7,520	1,570	—	—	1,570

The Company’s insurance subsidiaries had bonds with carrying values totaling $12,078,000 and $12,117,000 at December 31, 2004 and 2003 on deposit with regulatory authorities under statutory requirements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

During the years ended December 31, 2004, 2003, and 2002 investment income was earned in the following investment categories:

	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Predecessor Basis
			Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Fixed maturities	$9,699	$2,447	$4,961	$6,712
Common stocks	—	—	33	179
Short-term investments	329	163	374	702
Real estate	655	336	804	1,179
Other investments	118	9	—	—

Total investment income	$10,801	$2,955	$6,172	$8,772
Investment expenses	(2,566)	(1,026)	(2,321)	(3,145)

Net investment income	$8,235	$1,929	$3,851	$5,627

The investment in unconsolidated foreign insurance company represents the Company’s 29.8% interest in Seguros, a Mexican insurance company. Summarized financial information for Seguros as of and for the periods ended December 31, 2004, 2003, and 2002 is presented below:

	2004
	Pesos	Dollars
	(Amounts in thousands)
Assets	3,628,382	325,854
Liabilities	2,308,942	207,278
Equity	1,319,440	118,576
Net income (year ended December 31, 2004)	112,931	10,003

	2003
	Pesos	Dollars
	(Amounts in thousands)
Assets	3,461,880	309,042
Liabilities	2,296,640	205,021
Equity	1,165,240	104,021
Net income (period August 29, 2003 to December 31, 2003)	26,910	2,422

Predecessor Basis

	September 30, 2003*
	Pesos	Dollars
	(Amounts in thousands)
Assets	3,772,121	342,842
Liabilities	2,834,022	257,580
Equity	938,099	85,262
Net income (period January 1, 2003 to August 28, 2003)	59,639	5,616

*	September 30, 2003 was the closest date for which U.S. GAAP financial statements were available. Net income for the period January 1 to August 28, 2003 was prorated based on the September 30, 2003 amounts.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Predecessor Basis

	2002
	Pesos	Dollars
	(Amounts in thousands)
Assets	2,933,486	281,390
Liabilities	2,048,846	196,532
Equity	884,640	84,858
Net income (year ended December 31, 2002)	119,042	12,319

The exchange rate used to convert the balance sheet information as of December 31, 2004 and 2003 was 11.135 pesos and 11.202 pesos, respectively, to one dollar. For 2004, net income was converted using an average exchange rate of 11.29 pesos to one dollar. Net income for the period August 29, 2003 to December 31, 2003 was converted using an average exchange rate for the period of 11.13 pesos to one dollar. Net income for the period January 1, 2003 to August 28, 2003 was converted using an average exchange rate for the period of 10.62 pesos to one dollar. For 2002, net income was converted using an average exchange rate of 9.66 pesos to one dollar. The Company recorded $2,982,000, $727,000, $1,675,000 and $3,674,000 as equity in the earnings in Seguros for the year ended December 31, 2004, the periods August 29 to December 31, 2003 and January 1 to August 28, 2003 and the year ended December 31, 2002, respectively. This represents an estimate of the Company’s share of Seguros’ earnings adjusted for estimated differences between Mexican statutory accounting requirements and U.S. GAAP. There is no income tax effect from the equity in the earnings of Seguros included in the accompanying consolidated and combined financial statements.

The cost and carrying value for other invested assets on the consolidated balance sheet at December 31, 2004 and 2003 were:

	2004		2003
	Cost	Carrying Value	Cost	Carrying Value
	(Dollars in thousands)
Other invested assets:
RIG Capital Trust Preferred I	$310	$310	$310	$310
RIG Statutory Capital Trust Preferred II	619	619	619	619
Dallas National Bank	50	64	50	68
Lucent warrants	—	6	—	—

	$979	$999	$979	$997

In 2002, RUIC contributed $1 million to two limited partnerships controlled by an affiliate of Winterthur bringing its total investment to a net carrying value of $4.1 million. RUIC’s interests in these partnerships were sold to another affiliate of Winterthur in July 2003, resulting in a net realized loss of $171,000.

(6) Reinsurance

The Company’s insurance subsidiaries assume reinsurance from and cede reinsurance to other insurance companies, primarily under treaty reinsurance agreements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Reinsurance does not discharge or diminish the primary liability to insureds of the companies as direct insurers. However, it does permit the companies to recover losses from the reinsurer. To the extent that reinsuring companies are unable to meet obligations arising under reinsuring agreements, the Company would remain liable.

The effect of reinsurance on premiums written and earned for the years ended December 31, 2004, 2003, and 2002 was as follows:

	2004		August 29, 2003 to December 31, 2003
	Written	Earned	Written	Earned
		(Dollars in thousands)
Direct	$474,162	$465,627	$138,526	$136,039
Assumed	3,892	269	181	181
Ceded	(234,117)	(232,368)	(57,160)	(56,897)

Net	$243,937	$233,528	$81,547	$79,323

Percentage of assumed premium written to net premium written	1.6%		0.2%

Predecessor Basis

	January 1, 2003 to August 28, 2003		2002
	Written	Earned	Written	Earned
		(Dollars in thousands)
Direct	$342,087	$345,975	$471,747	$434,957
Assumed	1,147	1,172	1,782	2,542
Ceded	(150,073)	(161,166)	(215,623)	(208,042)

Net	$193,161	$185,981	$257,906	$229,457

Percentage of assumed premium written to net premium written	0.6%		0.7%

The Company has unsecured aggregate reinsurance balances at December 31, 2004 and 2003 which exceed 10% of the Company’s shareholders’ equity as of December 2004 and 10% of the Company’s shareholders’ equity and preferred stock as of December 31, 2003 with the following individual reinsurers or groups:

	2004		2003
	Balances Due From Reinsurance Companies	Prepaid Reinsurance Premium	Balances Due From Reinsurance Companies	Prepaid Reinsurance Premium
		(Dollars in thousands)
Folksamerica Reinsurance Co.	$37,038	$23,225	$30,535	$24,025
Northland Insurance Co.	33,215	16,702	35,702	17,623
Hartford Fire Insurance Co.	8,285	18,631	658	3,649
Endurance Re Corp of America	9,724	8,933	7,469	9,167

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

(7) Property and Equipment

Property and equipment is included in Other Assets and summarized as follows as of December 31, 2004 and 2003:

	2004	2003
	(Dollars in thousands)
Furniture and equipment	$715	$469
Leasehold improvements	290	—
Software	1,375	102

Total	2,380	571
Less accumulated depreciation	(311)	(27)

Property and equipment, net	$2,069	$544

The carrying value of property and equipment at the Acquisition date was reduced by $4.1 million in accordance with SFAS No. 141 (see note 2). Depreciation expense was $284,000, $27,000, $1,347,000 and $3,554,000 for the year ended December 31, 2004, the periods August 29 to December 31, 2003 and January 1 to August 28, 2003, and the year ended December 31, 2002, respectively.

(8) Losses and Loss Adjustment Expenses

Activity in the liability for unpaid claims and claim adjustment expenses is summarized as follows:

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Balance at beginning of period	$265,769	$266,271	$223,802	$155,827
Less ceded loss and loss adjustment expenses	(152,298)	(154,335)	(135,280)	(93,033)

Net balance at beginning of period	113,471	111,936	88,522	62,794

Claims incurred during the period related to:
Current period	135,577	46,754	117,282	162,031
Prior periods	2,973	—	23,408	10,140

Total claims incurred	138,550	46,754	140,690	172,171

Claims paid during the period related to:
Current period	81,930	32,134	67,130	98,279
Prior periods	62,269	13,085	50,146	48,164

Total claims paid	144,199	45,219	117,276	146,443

Balance at end of period	107,822	113,471	111,936	88,522
Add ceded loss and loss adjustment expenses	159,775	152,298	154,335	135,280

Balance at end of period	$267,597	$265,769	$266,271	$223,802

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Liabilities are recognized for known claims (including the cost of litigation) when specific information has been developed to indicate the involvement of a specific insurance policy and management can reasonably estimate its liability. Liabilities have also been established to cover exposures on incurred but not reported claims. Estimates of the liabilities are reviewed and updated continually. Due to the inherent uncertainty that exists on these exposures, development patterns are uncertain and adverse development could occur.

The development of claims related to prior periods in 2004 represents an increase in loss adjustment expenses related to prior years principally related to commercial liability claims. The development of reserves related to prior years for the period ended August 28, 2003 was related to the increase in reserves related to commercial general liability, personal and commercial auto liability, and personal property (mostly related to mold/accidental discharge losses) prior to the Acquisition. For 2002, the prior year development occurred principally in the commercial lines, including workers compensation, general liability, and auto bodily injury.

In the opinion of the Company’s management, there are no exposures for asbestos, toxic waste or other environmental remediation risks.

(9) Capitalization and Stock Plan

Capitalization shown in the combined statement of net assets for the predecessor basis entity reflects the aggregation of common stock, additional paid-in capital, accumulated other comprehensive income (loss) and retained earnings (deficit) for the Subject Companies as of the dates shown. Following the Acquisition, these balances ceased to exist.

The Company’s Certificate of Incorporation as amended authorizes the following classes of capital stock: Class A Voting Common Stock of 9,625,000 shares, Class B Non-Voting Common Stock of 2,200,000 shares, and Series A Redeemable Preferred Stock of 605,000 shares. See note 18 regarding subsequent events.

(a) Common Stock

The Company was initially capitalized with cash of $1,000 and the issuance of 5,500 shares of common stock. On May 7, 2003, RCGI declared a stock dividend of 415.754185 shares of Class A Common Stock (accounted for as a stock split) and .272727 shares of Series A Preferred Stock (see paragraph 9(b) below) for each common share outstanding. After the stock dividend, there were 421,251 shares of Class A Common Stock outstanding. As part of the sale of the Series A Preferred Stock described below, the purchasers received 3,057,830 shares of Class A Common Stock and 1,327,898 shares of Class B Common Stock. After the Acquisition date and as of December 31, 2003, there were 3,479,080 and 1,327,898 shares of Class A and Class B Common Stock, respectively, issued and outstanding. At December 31, 2004, there were 3,580,286 and 3,567,977 shares of Class A Common Stock issued and outstanding, respectively, and 1,796,883 and 1,794,133 shares of Class B Common Stock issued and outstanding, respectively.

The Class A Common Stock is voting stock and the Class B Common Stock is nonvoting. However, in all other respects, Class A and Class B Common Stock have the same powers, preferences, rights, and qualifications with regard to dividends, liquidation or dissolution. See note 18 regarding subsequent events.

(b) Redeemable Preferred Stock

The Series A Preferred Stock ranks senior to all classes of common stock with regard to payment of dividends, redemptions, liquidations, or any other distribution from the Company. The Series A Preferred Stock

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

is entitled to receive 12% cumulative dividends and has a $1,000 liquidation and dividend accrual value. The first 1,500 shares of Series A Preferred Stock were issued as part of the stock dividend described above. In connection with the Acquisition (note 2), the Company issued 105,000 shares of Series A Preferred Stock. To the extent that the dividends are not paid, they accrue in arrears. At December 31, 2004 and 2003, the Company had accrued $18.8 million (approximately $174 per share) and $4.5 million (approximately $42 per share), respectively, in dividends in arrears on these shares. At December 31, 2004, there were 107,825 and 107,531 shares issued and outstanding, respectively. At December 31, 2003, there were 106,500 shares issued and outstanding. The total liquidation value of the preferred stock at December 31, 2004 and 2003 was $126,286,000 and $110,965,000, respectively.

In January 2004, 294 shares of the preferred stock were redeemed at the liquidation value plus accrued dividends of $14,000.

The Company has the right to redeem Series A Preferred Stock, in whole or pro rata in part, by payment of cash price equal to the $1,000 per share liquidation value plus all accrued and unpaid dividends whether or not declared or payable.

The holders of a majority of the outstanding Series A Preferred Stock may require the Company to redeem all of the Series A Preferred Stock at the value noted above, but only after i) the Company commenced a bankruptcy or insolvency action, ii) the initial public offering and sale of the equity securities of the Company, or iii) an uncured breach of representations or covenants in the initial capitalization agreement. Additionally, prior to December 2004, holders of more than 25%, or 10% of the outstanding shares of Series A Preferred Stock could elect to require the Company to redeem their shares after the second or fifth anniversary of the Acquisition, respectively. This latter provision was eliminated in the Amended and Restated Certificate of Incorporation adopted in December 2004.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity (SFAS 150). SFAS established standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies them in its balance sheets. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. For nonpublic companies, the effective date for this statement was deferred until periods beginning after December 15, 2004. Accordingly, the Series A Redeemable Preferred Stock was presented as mezzanine financing at December 31, 2003. However following the amendment of the Certificate of Incorporation in December 2004, the Series A Redeemable Preferred Stock was reclassified as permanent equity at December 31, 2004.

In connection with the Acquisition, the Company also issued $22 million of temporary capital (Series B Preferred Stock). This transaction was rescinded on October 31, 2003 and the Certificate of Incorporation was amended to delete this as an authorized series of stock. No dividends were paid or accrued for the temporary capital and none of this capital is outstanding.

See note 18 regarding subsequent events.

(c) Stock Plan

In April 2004, the Company’s shareholders approved a Stock Plan (the Plan). The purpose of the Plan is to promote the success and enhance the value of the Company and its subsidiaries by linking the personal interests of officers, directors, consultants, insurance agents, and key employees to those of the Company’s shareholders,

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

and by providing such individuals with an incentive for outstanding performance that contributes to the Company’s growth and success. The Plan is further intended to provide the flexibility to the Company and its subsidiaries in their ability to motivate, attract, and retain the services of officers, directors, consultants, insurance agents, and key employees upon whose judgment, interest and special effort the successful conduct of their operations largely is dependent. The Plan authorizes the issuance of up to 693,000 shares of common stock pursuant to restricted stock awards and the exercise of stock options. At December 31, 2004, there were 101,206 shares of Class A Common Stock issued and outstanding under the Plan. At December 31, 2004, there were 413,600 and 410,850 shares of Class B Common Stock issued and outstanding, respectively, under the plan. At December 31, 2004, there were 180,945 shares of Class B Common Stock reserved for future issuance pursuant to options to be granted or restricted stock to be awarded. There were no options granted in 2004 or outstanding at December 31, 2004.

The Company expenses the cost of stock awards using the fair value based method of recording stock-based compensation in accordance with SFAS No. 148 (see note 3(m)). The total cost of the Company’s 2004 stock awards, which will be reflected in earnings over the vesting period through 2008, was estimated to be $4.3 million before tax. The fair value was estimated to be approximately $8.37 per share, computed as book value of the shares in the month of the grant adjusted for book-to-market multiples of selected peer companies. Based on the fair value of the Company’s common stock on the date these awards were granted and prorating the value based on the vesting period, the Company charged $1.05 million to compensation expense in 2004 relating to these awards.

The Company awarded shares of restricted stock totaling 101,206 of Class A Common Stock and 413,600 of Class B Common Stock to certain individuals in 2004. Shares totaling 12,309 of Class A Common Stock were repurchased and held as treasury stock. Additionally, 2,750 shares of Class B Common Stock issued as a restricted award were forfeited in 2004.

Shares issued as restricted stock awards are held by the Company and vest to each grantee generally at the rate of 20% per year provided that the grantee is still employed by the Company or its affiliates. However, certain shares totaling 50,600 vested immediately upon their grant; 165,000 shares vest over a 2 1/2 year period; and 16,500 shares vest over a 36 month period.

See note 18 regarding subsequent events.

(10) Shareholders’ Equity and Statutory Net Income

The Company’s insurance subsidiaries prepare statutory financial statements in accordance with accounting principles prescribed or permitted by their states of domicile. Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners (NAIC), as well as state laws, regulations, and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed. Statutory net income and capital and surplus (shareholders’ equity) differ from amounts reported in accordance with GAAP primarily because under statutory accounting, policy acquisition costs are expensed when incurred, certain assets designated as “nonadmitted” for statutory purposes are charged to surplus, fixed income securities are reported primarily at amortized cost or fair value based on their rating by the NAIC, and income tax expense reflects only taxes paid or currently payable, and any change in the admitted net deferred tax asset is offset to surplus.

The dividends that the Company’s insurance subsidiaries may pay are restricted by law and subject to insurance regulatory approval in certain instances. On January 1, 2005, the maximum amount of dividend that RUIC can pay without prior approval is $21.4 million.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

The Company’s insurance subsidiaries’ combined policyholders’ surplus and statutory net income (loss), as filed with their states of domicile, as of and for the years ended December 31, 2004, 2003 and 2002 were:

	2004	2003	2002
	(Dollars in thousands)
Statutory net income (loss)	$23,065	$(2,622)	$(25,543)
Statutory capital and surplus	156,858	133,701	114,684

The Company’s insurance subsidiaries are subject to various risk-based capital (RBC) requirements imposed by the NAIC and state insurance departments. The RBC calculation serves as a benchmark for the regulation of insurance companies. At December 31, 2004, 2003, and 2002, all insurance subsidiaries were above the minimum policyholders’ surplus equivalent under the RBC calculation.

(11) Net Income Per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for each period, including all restricted shares vested under the Stock Plan. Diluted net income per share includes the potential dilution that could occur if outstanding contracts to issue common stock were exercised and converted to common stock, including the unvested shares issued under the Stock Plan. Per share information for the periods prior to August 29, 2003 are not meaningful due to the predecessor basis of presentation.

The Company has two classes of common stock. Although Class A Common Stock has voting privileges and Class B Common Stock is nonvoting, the two classes share equally in all other rights and privileges. Therefore, the per share amounts for Class A and Class B are the same.

Following are per share amounts for the year ended December 31, 2004 and the period August 29, 2003 to December 31, 2003:

	2004	2003
	(In thousands except per share data)
Basic earnings per share computation:
Income from continuing operations	$21,876	$8,721
Less preferred stock dividends accrued	(14,295)	(4,474)
Accretion of preferred stock discount	(9)	—

Income available to common shareholders	7,572	4,247
Extraordinary gain	—	32,623

Net income available to common shareholders	$7,572	$36,870

Weighted average common shares outstanding—basic	4,915,956	4,806,978

Weighted average common shares outstanding—diluted	4,923,487	4,806,978

Basic earnings per share:
Income available to common shareholders	$1.54	$0.88
Extraordinary gain	—	6.79

Net income available to common shareholders	$1.54	$7.67

Diluted earnings per share:
Income available to common shareholders	$1.54	$0.88
Extraordinary gain	—	6.79

Net income available to common shareholders	$1.54	$7.67

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

(12) Federal Income Taxes

Total components of income tax expense are as follows for the periods ended December 31, 2004, 2003 and 2002:

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Continuing operations:
Current income tax expense (benefit)	$5,475	$4,644	$32	$(865)
Deferred income tax expense (benefit)	6,532	62	(2,411)	(2,870)

Total income tax expense (benefit)	$12,007	$4,706	$(2,379)	$(3,735)

A reconciliation of normal federal income tax expense (computed by applying the United States federal income tax rate of 35% to income from continuing operations before income taxes) to the federal income tax expense in the consolidated statements of operations follows:

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Expected federal income tax expense (benefit)	$10,815	$4,445	$(3,558)	$(9,196)
Adjustment for net operating loss carryforward	2,508	—	—	—
Change in valuation allowance	(1,090)	—	333	5,186
Dividend received deduction	(390)	(16)	140	(163)
Other	164	277	706	438

Federal income tax expense (benefit)	$12,007	$4,706	$(2,379)	$(3,735)

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2004 and 2003 are presented below:

	2004	2003
	(Dollars in thousands)
Deferred tax assets:
Discount on claim reserves	$4,965	$4,919
Unearned premium reserves and advance premiums	8,030	8,453
Employee benefits	1,692	2,449
Minimum pension plan funding	451	—
Depreciation adjustment	794	3,793
Other liabilities	1,652	—
Allowance for receivables	440	734
Operating loss carryforwards	7,812	12,088
Other	897	1,602

Total gross deferred tax assets	26,733	34,038
Less valuation allowance	—	1,090

Total deferred tax assets	26,733	32,948

Deferred tax liabilities:
Deferred acquisition costs and equity in unearned premium reserve	(8,207)	(8,341)
Investments—unrealized gain	(19)	(518)

Total deferred tax liabilities	(8,226)	(8,859)

Net deferred tax asset	$18,507	$24,089

The Company (excluding SCM) has a regular tax and alternative minimum tax net operating loss carryforward of approximately $14.9 million. SCM has a regular tax net and alternative minimum tax net operating loss carryforward of approximately $7.3 million. These net operating loss carryforwards are available to offset future taxable income and will expire from 2005 to 2023.

In assessing the realization of deferred taxes, management considers whether it is more likely than not that all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes it is more likely than not that the Company will realize the remaining benefits of these deductible differences, net of the existing valuation allowance in future periods.

(13) Subordinated Debentures

The Company completed the placement of two capital securities with liquidation value of $30 million and received net proceeds of $30.9 million. The issuance cost of the subordinated debentures was $0.9 million. The Company used $22.0 million of the proceeds to rescind the temporary capital (see note 9(b)).

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

(a) RIG Capital Trust I

On September 30, 2003, the Company completed the private placement of 10,000 floating rate capital securities (the Capital Securities) with an aggregate liquidation value of $10 million through its newly formed Delaware statutory business trust, RIG Capital Trust I (the Trust). The Trust invested the proceeds from the sale of the Capital Securities, together with the proceeds from the sale by the Trust of its common securities to the Company, in an equivalent amount of the Company’s Floating Rate Junior Subordinated Debt Securities due 2033 (the Debentures). The Debentures will mature on September 30, 2033, which date may be shortened to a date not earlier than September 30, 2008 if certain conditions are met, including any required regulatory approvals. The Debentures, which are the only assets of the Trust, are subordinate and junior in right of payment to all present and future senior indebtedness (as defined in the Indenture dated September 30, 2003) of the Company. The Debentures accrue interest at a floating rate equal to the three-month LIBOR plus 4.00%, payable quarterly on March 31, June 30, September 30 and December 31 of each year. The quarterly distributions on the Capital Securities are paid at the same rate that interest is paid on the Debentures.

The Company has fully and unconditionally guaranteed the payment by the Trust of distributions and other amounts under the Capital Securities to the extent that the Trust has funds available for such payments. The Trust must redeem the Capital Securities when the Debentures are paid at maturity or upon any earlier prepayment of the Debentures. The Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Capital Securities or a change in existing laws that require the Trust to register as an investment company. Under the provisions of the Debentures, the Company has the right to defer payment of interest on the Debentures at any time, or from time to time, for up to twenty consecutive quarterly periods. If interest payments on the Debentures are deferred, the distributions on the Capital Securities will also be deferred.

(b) RIG Capital Statutory Trust II

On October 29, 2003, the Company completed the private placement of 20,000 floating rate capital securities (the Capital Securities II) with an aggregate liquidation value of $20 million through its newly formed Connecticut statutory business trust, RIG Capital Statutory Trust II (the Statutory Trust). The Statutory Trust invested the proceeds from the sale of the Capital Securities II, together with the proceeds from the sale by the Statutory Trust of its common securities to the Company, in an equivalent amount of the Company’s Floating Rate Junior Subordinated Debt Securities due 2033 (the Debentures). The Debentures will mature on October 29, 2033, which date may be shortened to a date not earlier than October 29, 2008 if certain conditions are met, including any required regulatory approvals. The Debentures, which are the only assets of the Statutory Trust, are subordinate and junior in right of payment to all present and future senior indebtedness (as defined in the Indenture dated October 29, 2003) of the Company. For the first five years (through October 28, 2008), the Debentures accrue interest at a rate of 7.70%, payable quarterly on January 29, April 29, July 29, and October 29 of each year. After October 28, 2008 and for their remaining life, the Debentures accrue interest at a floating rate equal to the three-month LIBOR plus 3.85%, payable quarterly on January 29, April 29, July 29, and October 29 of each year. The quarterly distributions on the Capital Securities II are paid at the same rate that interest is paid on the Debentures.

The Company has fully and unconditionally guaranteed the payment by the Statutory Trust of distributions and other amounts under the Capital Securities II to the extent that the Statutory Trust has funds available for such payments. The Statutory Trust must redeem the Capital Securities II when the Debentures are paid at maturity or upon any earlier prepayment of the Debentures. The Debentures may be prepaid if certain events occur, including a change in the tax status or regulatory capital treatment of the Capital Securities II or a change

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

in existing laws that require the Statutory Trust to register as an investment company. Under the provisions of the Debentures, the Company has the right to defer payment of interest on the Debentures at any time, or from time to time, for up to twenty consecutive quarterly periods. If interest payments on the Debentures are deferred, the distributions on the Capital Securities II will also be deferred.

In accordance with FASB Interpretation No. 46R, Consolidation of Variable Interest Entities, an interpretation of ARB 51, the Trusts established for the sole purpose of issuing the subordinated debentures are not consolidated. The liability and the terms of the debt payable to the Trusts are exactly the same as those issued by the Trusts.

The aggregate maturities for all of the Company’s subordinated debentures for each of the five years after December 31, 2004 are as follows (dollars in thousands):

Amount
Maturing in:
2005	$—
2006	—
2007	—
2008	—
2009	—
Thereafter	30,929

Total	$30,929

(14) Profit Sharing and Pension Plans

Prior to August 29, 2003, the employees of the acquired company participated in a defined benefit plan sponsored by its former upstream parent, RFSI. On August 29, 2003, this plan was transferred from RFSI to the Company. Subsequent to that date, the plan was frozen with benefits accrued through December 31, 2003.

Pension cost for the pension plan for employees of the Company and certain affiliates for the year ended December 31, 2004, the period from August 29, 2003 to December 31, 2003, the period from January 1, 2003 to August 28, 2003 and for the year ended December 31, 2002 includes the following components:

	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Predecessor Basis
			Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Service cost	$—	$—	$1,713	$1,616
Interest cost	2,588	839	2,623	2,701
Amortization of prior service cost	—	—	(12)	(57)
Recognized net actuarial loss	—	—	—	1,202
Expected return on plan assets	(3,132)	(983)	(3,259)	(3,658)
Curtailment	—	(8,178)	—	—
Purchase accounting	—	11,797	—	—

Net periodic pension (benefit) cost	$(544)	$3,475	$1,065	$1,804

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Since the decision to freeze the plan was made at the time of the Acquisition, $3,619,000 of the $3,475,000 in net pension cost was recorded as a purchase accounting adjustment and remaining $(144,000) was a credit to the pension expense for the period August 29, 2003 to December 31, 2003.

Major economic assumptions were selected based on input from the plan sponsor. Additional economic and demographic assumptions were chosen to be consistent with actuarial valuation assumptions. The weighted average assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic benefit cost were as follows:

	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Predecessor Basis
			Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Average discount rate	5.75%	6.25%	6.25%	6.25%
Increase in compensation rate	3.75	4.25	4.25	4.25
Return on assets rate	8.00	8.00	8.00	8.00

The status of the plan as of and for the year ended December 31, 2004 and as of and for the period August 29, 2003 to December 31, 2003 was as follows:

	2004	2003
	(Dollars in thousands)
Projected benefit obligation, beginning of period	$41,667	$49,717
Service cost	—	—
Interest cost	2,588	839
Actuarial loss	4,173	—
Benefits paid	(1,357)	(711)
Curtailment	—	(8,178)

Projected benefit obligation, end of period	47,071	41,667

Fair value of plan assets, beginning of period	40,879	38,270
Actual return on plan assets	4,033	3,320
Employer contributions	1,660	—
Benefits paid	(1,357)	(711)

Fair value of plan assets, end of period	45,215	40,879

Fair value of plan assets less than projected benefit obligation	(1,856)	(788)
Unrecognized net actuarial loss (gain)	935	(2,337)
Unrecognized prior service cost	—	—

Net amount recognized	$(921)	$(3,125)

The accumulated benefit obligation is equal to the projected benefit obligation.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

The net amounts included in the consolidated balance sheets at December 31, 2004 and 2003 were:

	2004	2003
	(Dollars in thousands)
Accrued pension liability	$(1,856)	$(3,125)
Accumulated other comprehensive income	935	—

Net amount recognized	$(921)	$(3,125)

The plan asset allocation as of December 31, 2004 and 2003 and the target asset allocation, presented as a percentage of total plan assets, are shown in the following table. None of the assets are invested in employer securities.

	2004	2003	Target Allocation
Equity securities	65%	65%	60% – 65%
Debt securities	35	35	35% – 40%
Real estate and other	—	—	—

Total	100%	100%

The plan invests in a diversified portfolio consisting of U.S. and foreign equity securities, fixed income securities, and cash within the target asset allocation ranges. Investments are made to maximize long-term returns while recognizing the need for adequate liquidity to meet on-going benefit and administrative obligations. Equity investments are used primarily to increase overall plan returns.

Asset allocations and investment performance are formally reviewed quarterly by the Company’s Benefits Advisory Committee. The expected long-term rate of return is estimated based on many factors including the expected forecast for inflation, risk premiums for each asset class, expected asset allocation, current and future financial market conditions, and diversification and rebalancing strategies. Historical return patterns and correlations and other relevant factors are analyzed to check for reasonableness and appropriateness.

The Company intends to make annual contributions equal to or greater than the minimum required contribution as defined in the actuarial valuation report. In no event, however, will the Company make a contribution in excess of the maximum deductible contribution. The Company does not have any regulatory contribution requirements for 2005.

Following are estimated future benefit payments to be paid from plan assets (dollars in thousands):

Amount
Year:
2005	$1,378
2006	1,417
2007	1,456
2008	1,585
2009	1,651
2010-2014	10,187

Total	$17,674

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Upon Acquisition, the Company assumed and froze a noncontributory nonqualified defined benefit pension restoration plan for a select group of management employees of the Company and its subsidiaries. This plan restores the benefit lost by these employees because of cap limits of the qualified plan. The plan may be terminated at any time by the RCGI board of directors.

Pension cost for the pension restoration plan for employees of the Company and its subsidiaries for the years ended December 31, 2004, 2003, and 2002 includes the following components:

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
	(Dollars in thousands)		(Dollars in thousands)
Service cost	$—	$—	$100	$93
Interest cost	122	43	143	145
Amortization of prior service cost	—	—	3	4
Recognized net actuarial gain (loss)	3	—	32	16
Expected return on plan assets	—	—	—	—
Curtailment	—	(280)	(160)	—
Purchase accounting	—	361	—	—

Net periodic pension benefit cost	$125	$124	$118	$258

Since the decision to freeze the plan was made at the time of the Acquisition, $81,000 of the $124,000 in net pension cost was recorded as a purchase accounting adjustment and remaining $43,000 was a pension expense for the period August 29, 2003 to December 31, 2003. The curtailment reported in the period January 1, 2003 to August 28, 2003 was due to the transfer of a portion of the accrued benefits covering certain employees of Winterthur affiliates to a Winterthur affiliate prior to the Acquisition.

Major economic assumptions were selected based on input from the plan sponsor. Additional economic and demographic assumptions were chosen to be consistent with actuarial valuation assumptions. The weighted average assumptions used in determining the actuarial present value of the projected benefit obligation and the net periodic benefit cost were as follows:

			Predecessor Basis
	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
Average discount rate	5.75%	6.25%	6.25%	6.25%
Increase in compensation rate	3.75	4.25	4.25	4.25
Return on assets rate	8.00	8.00	8.00	8.00

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

The status of the plan as of and for the year ended December 31, 2004 and as of and for the period August 29, 2003 to December 31, 2003 was as follows:

	2004	2003
	(Dollars in thousands)
Projected benefit obligation, beginning of period	$1,765	$2,362
Service cost	—	—
Interest cost	122	43
Actuarial loss	357	—
Benefits paid	(85)	(360)
Curtailment	—	(280)

Projected benefit obligation, end of period	2,159	1,765

Fair value of plan assets, beginning of period	—	—
Actual return on plan assets	—	—
Employer contributions	85	360
Benefits paid	(85)	(360)

Fair value of plan assets, end of period	—	—

Fair value of plan assets less than projected benefit obligation	(2,159)	(1,765)
Unrecognized net actuarial loss	354	—
Unrecognized prior service cost	—	—

Net amount recognized	$(1,805)	$(1,765)

The accumulated benefit obligation is equal to the projected benefit obligation.

The net amounts included in the consolidated balance sheets at December 31, 2004 and 2003 were:

	2004	2003
	(Dollars in thousands)
Accrued pension liability	$(2,159)	$(1,765)
Accumulated other comprehensive income	354	—

Net amount recognized	$(1,805)	$(1,765)

The plan has been funded using a Rabbi trust. At December 31, 2004 and 2003, the asset balance in this trust is $1,698,000 and $1,754,000, leaving a net unfunded liability of $461,000 and $11,000, respectively.

The Company intends to make annual contributions equal to or greater than the minimum required contribution as defined in the actuarial valuation report. In no event, however, will the Company make a contribution in excess of the maximum deductible contribution. The Company’s estimated contribution for 2005 is $92,000.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Following are estimated future benefit payments to be paid from trust assets (dollars in thousands):

Amount
Year:
2005	$92
2006	92
2007	101
2008	107
2009	130
2010-2014	745

Total	$1,267

Upon Acquisition, the Company assumed from RFSI and is maintaining a 401(k) plan that covers employees of RCGI and its subsidiaries who have attained the age of 18 and completed one month of service. Under this plan, employees may contribute a portion of their compensation, which will be matched by a discretionary amount by RUIC. In connection with this plan, the Company contributed approximately $422,000, $136,000, $374,000, and $374,000 for the year ended December 31, 2004, the periods August 29 to December 31, 2003 and January 1 to August 28, 2003, and the year ended December 31, 2002, respectively. The plan may be terminated at any time by the RCGI board of directors.

The Company maintains a Nonqualified Deferred Compensation Plan for certain employees designated by the Board of Directors. Under this plan, participants can defer up to 50% of their base salary and up to 100% of their incentive compensation. The Company matches 50% of a participant’s deferred contribution up to 6% of their base salary and 6% of their incentive pay not matched under the 401(k) Profit Sharing Plan due to government restrictions. The Company had $14,000 in matching contributions 2004 and none for 2003 or 2002.

Effective January 1, 2004, the Company established a profit sharing plan covering substantially all employees. Contributions to the plan are at the discretion of the Company and generally represent a percentage of employees’ salaries. In 2004, the Company contributed approximately $1.5 million to this plan.

(15) Other Comprehensive (Loss) Income

The changes in the components of accumulated other comprehensive (loss) income net of income taxes for the year ended December 31, 2004, the period from August 29, 2003 to December 31, 2003, the period from January 1, 2003 to August 28, 2003 and for the year ended December 31, 2002 were as follows:

	Year Ended December 31, 2004
	Pretax Amount	Tax Effect	Net Amount
		(Dollars in thousands)
Unrealized holding loss arising during the period	$(3,417)	$1,096	$(2,321)
Reclassification adjustment for gains included in net income	1,867	(653)	1,214
Foreign currency translation adjustment	(157)	55	(102)
Additional minimum pension liability	(1,289)	451	(838)

Other comprehensive (loss) income	$(2,996)	$949	$(2,047)

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

	Period August 29, 2003 to December 31, 2003
	Pretax Amount	Tax Effect	Net Amount
	(Dollars in thousands)
Unrealized holding income arising during the period	$503	$(176)	$327
Reclassification adjustment for gains included in net income	1,185	(342)	843

Other comprehensive income (loss)	$1,688	$(518)	$1,170

Predecessor Basis
	Period January 1, 2003 to August 28, 2003
	Pretax Amount	Tax Effect	Net Amount
	(Dollars in thousands)
Unrealized holding loss arising during the period	$(8,480)	$2,937	$(5,543)
Reclassification adjustment for gains included in net income	2,384	(835)	1,549
Foreign currency translation adjustment	(602)	211	(391)

Other comprehensive (loss) income	$(6,698)	$2,313	$(4,385)

Predecessor Basis
	Year Ended December 31, 2002
	Pretax Amount	Tax Effect	Net Amount
		(Dollars in thousands)
Unrealized holding loss arising during the period	$(4,423)	$1,516	$(2,907)
Reclassification adjustment for gains included in net income	10,469	(3,592)	6,877
Foreign currency translation adjustment	(1,283)	440	(843)
Additional minimum pension liability	(5,978)	2,092	(3,886)

Other comprehensive (loss) income	$(1,215)	$456	$(759)

(16) Contingent Liabilities and Commitments

The Company is subject to claims and lawsuits that arise in the ordinary course of business. On the basis of information presently available in connection with the claims and lawsuits, it is the opinion of the Company’s management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

In August 2003, the Texas Department of Insurance (TDI) mandated various reductions in homeowner insurance rates for all insurers writing homeowners’ business in Texas. Pursuant to an agreement with the TDI in September 2003, the Company agreed to immediately reduce homeowners’ rates by 7% with the potential for additional rate reductions in refunds depending on actual experience in the subsequent year. In May 2004, the Company reached final agreement with the TDI resulting in an additional 14% reduction in Texas homeowner rates. The impact of all anticipated refunds is reflected in the current results of operations.

The Company leases its home office and other office space under various noncancelable operating leases that expire through February 2017. Rental expense was $814,000, $90,000, $134,000 and $212,000 for the year

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

ended December 31, 2004, the periods August 29 to December 31, 2003 and January 1 to August 28, 2003, and the year ended December 31, 2002, respectively. The future minimum rental payments are as follows (dollars in thousands):

Amount
Year:
2005	$2,246
2006	2,254
2007	2,187
2008	2,177
2009	2,221
Thereafter	17,268

Total	$28,353

As described in note 3(a), the Company owned its home office building prior to September 2004. Accordingly, rent expense was minimal prior to September 2004 as it involved only field office leases.

The Company has no agreements involving contingent rental payments. Certain leases provide for various rent escalations based on increases in operating expenses, taxes or other costs at intervals specified in the lease; however, the Company accounts for lease expense on a straight-line basis. The Company has not entered into any sale/leaseback arrangements.

(17) Business Concentrations

The Company makes available property and casualty insurance products to U.S. businesses and residents in several states. Accordingly, we could be adversely affected by economic downturns, natural disasters, and other conditions that may occur from time to time in these states, which may not as significantly affect more diversified competitors.

The following table sets forth the Company’s gross premiums for the period written by geographic area for the periods indicated:

			Predecessor Basis
Area	Year Ended December 31, 2004	Period August 29, 2003 to December 31, 2003	Period January 1, 2003 to August 28, 2003	Year Ended December 31, 2002
Texas	87.7%	87.5%	88.3%	88.2%
Louisiana	6.9	6.5	6.1	5.1
Oklahoma	3.6	4.0	3.4	3.8
California	0.9	0.9	1.1	1.3
All other states	0.9	1.1	1.1	1.6

	100.0%	100.0%	100.0%	100.0%

The Company’s insurance subsidiaries and affiliates distribute its insurance products through a combination of independent agencies and unaffiliated managing general agencies (MGA) and specialty producers. One

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

unaffiliated MGA accounted for 24.8%, 22.6%, and 19.4% of gross written premiums and 10.5%, 5.5%, and 4.9% of net written premium in 2004, 2003 and 2002, respectively. In 2004, 2003, and 2002, no one independent agency accounted for more than 1 1/2% of total gross written premium.

(18) Subsequent Events

In February 2005, the Company entered a credit agreement to secure $20 million of senior bank debt, the proceeds of which were used to pay accrued dividends on the Company’s Series A Preferred Stock. The note is due and payable on February 23, 2010, with interest payable quarterly based on the Company’s election of a Eurodollar rate plus 2% or the prime rate as quoted by the Wall Street Journal.

On March 18, 2005, the Company granted options totaling 58,124 Class B Common shares to certain employees. Additionally, in February 2005, restricted shares totaling 50,606 Class A Common shares were forfeited and 4,103 shares of Class A Common Stock were repurchased and held as treasury stock. In April 2005, restricted shares totaling 11,000 Class B Common shares were forfeited.

In July 2005, the Company granted options totaling 1,348 Class B Common shares to certain members of management, and the Board of Directors authorized the grant of options totaling 30,250 Class B Common shares to certain employees.

In addition, in July 2005, the Board of Directors of the Company approved the grant of options totaling 12,375 Class B Common shares to certain members of management contingent on the closing of the Company’s initial public offering.

On July 18, 2005, the Company’s Board of Directors approved an amendment of its Amended and Restated Certificate of Incorporation to provide for a 5.5:1 stock split of the Company’s Class A and Class B Common shares. This amendment increased the number of authorized shares of Common and Series A Preferred stock of the Company. All previously reported common share and per share amounts have been adjusted to give effect to the stock split.

In May 2005, the Company’s Board of Directors approved an amendment of its Amended and Restated Certificate of Incorporation regarding capitalization of the Company upon an Initial Public Offering (IPO). The amendment provides that upon the consummation of an IPO each issued and outstanding share of the Company’s Class A Common stock and Class B Common stock shall be converted into one share of newly authorized Common Stock (Converted Common Stock) without any action on the part of the holder. The amendment also provides that upon the consummation of an IPO, each issued and outstanding share of Series A Preferred stock that is not redeemed for cash in the IPO shall be converted into a number of Converted Common Stock equal to (a) the sum of the original issue price of the unredeemed Series A Preferred stock divided by (b) the public offering price per share of the Converted Common Stock. Any common shares to be issued from the conversion of unredeemed Series A Preferred Stock following an IPO have not been included in the outstanding shares for purposes of calculating diluted earnings per share.

In July 2005, the Company’s Board of Directors adopted an Employee Stock Purchase Plan which will become effective upon completion of an IPO.

In July 2005, the Company’s Board of Directors amended the Incentive Bonus Plan to provide that 25% of bonus awards may be paid in restricted Converted Common Stock after an IPO.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

In July 2005, the Company’s Board of Directors amended the Equity-Based Compensation Plan to reserve 1,000,000 shares of Converted Common Stock (after giving effect to the 5.5:1 stock split) upon completion of an IPO.

(19) Segment Information

The Company classifies its business into the following segments: Independent Agents—Personal Lines, Independent Agents—Commercial Lines, Program Management, and Insurance Services and Corporate. Segments are designated based on the respective similarities in distribution systems, internal processing and management reporting systems and organizational management structure.

In the Independent Agents—Personal Lines segment, the Company underwrites personal lines of insurance distributed through a network of independent agencies. The Company tailors its products to meet the needs of policyholders located in underserved geographic and demographic markets within the Southwest region. These products currently include homeowners, dwelling fire, standard auto, nonstandard auto and personal umbrella coverages. Additionally, personal lines products distributed through the Company’s two affiliated managing general agents (MGAs) are included in this segment.

In the Independent Agents—Commercial Lines segment, the Company underwrites commercial lines of insurance distributed through an independent agency network. The Company’s products target specific classes of business in industries that the Company believes are underserved by the insurance industry. These products currently include commercial package policies, casualty, property, auto, workers’ compensation, farm and ranch and commercial umbrella coverages.

In the Program Management segment, the Company distributes personal and commercial insurance policies through contractual programs established with unaffiliated MGAs. These MGAs provide the underwriting, claims handling and management for the Company’s products in targeted niche markets. The Company writes the policies produced through these MGAs, retains all or a portion of the business and cedes any remaining premium to highly-rated reinsurers. The Company received a fronting fee in addition to sharing in the underwriting results of each program. The Company requires various contractual, operational, financial and other oversight controls on the business of each MGA to protect its surplus and reputation. These relationships are based on years of experience with the MGA principals and an understanding of the products, markets and distribution of the programs. Through these unaffiliated MGA programs, the Company currently underwrites nonstandard auto, commercial auto, light commercial casualty, prize indemnification, collateral indemnity and employers’ nonsubscriber policies.

In the Insurance Services and Corporate segment, the Company provides fronting services through its Texas county mutual insurance company and other insurance subsidiaries and controlled affiliate to national and regional insurance carriers seeking to utilize the Company’s charters and licenses to access insurance markets in Texas and other states. These companies establish programs whereby the Company underwrites risks that are entirely ceded back to the carriers in exchange for a fronting fee. The Company’s principal fronting programs are for nonstandard auto policies. The Insurance Services and Corporate segment also reflects the revenue and expenses that are not allocated to any particular segment, including general corporate overhead and interest expenses and the equity in the earnings of Seguros.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

Summary financial information about the Company’s operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues, including allocated investment income, less expenses related to the respective segment’s operations. Investment income includes realized gains and losses allocated on the same basis as investment income. Taxes are allocated to each segment at the Company’s effective tax rate. Identifiable assets by segment are those assets used in or allocated to the operation of each segment.

	Total Revenues					Pre-tax	Net
	Gross Written Premiums	Net Earned Premiums	Investment Result	Other	Total	Income (Loss)	Income (Loss)
	(Dollars in thousands)
Year ended December 31, 2004:
Independent Agents—Personal Lines	$132,873	$124,484	$4,352	$—	$128,836	$19,835	$12,128
Independent Agents—Commercial Lines	70,478	51,666	2,782	—	54,448	(3,058)	(1,870)
Program Management	153,896	52,554	1,901	2,530	56,985	12,091	7,393
Insurance Services and Corporate	120,807	4,824	348	1,976	7,148	2,033	4,225

Consolidated	$478,054	$233,528	$9,383	$4,506	$247,417	$30,901	$21,876

	Total Revenues					Pre-tax	Net
	Gross Written Premiums	Net Earned Premiums	Investment Result	Other	Total	Income (Loss)	Income (Loss)
	(Dollars in thousands)
Period August 29, 2003 to December 31, 2003:
Independent Agents—Personal Lines	$47,070	$44,155	$1,550	$—	$45,705	$9,027	$5,682
Independent Agents—Commercial Lines	22,120	19,327	875	—	20,202	2,136	1,345
Program Management	40,653	15,256	657	916	16,829	2,536	1,596
Insurance Services and Corporate	28,864	585	32	498	1,115	(999)	98

Consolidated	$138,707	$79,323	$3,114	$1,414	$83,851	$12,700	$8,721

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

December 31, 2004, 2003, and 2002

	Total Revenues					Pre-tax	Net
	Gross Written Premiums	Net Earned Premiums	Investment Result	Other	Total	Income (Loss)	Income (Loss)
	(Dollars in thousands)
Period January 1, 2003 to August 28, 2003:
Independent Agents—Personal Lines	$108,299	$95,048	$3,103	$—	$98,151	$(8,865)	$(6,790)
Independent Agents—Commercial Lines	49,499	43,787	1,752	—	45,539	(5,667)	(4,341)
Program Management	128,769	46,811	1,316	2,806	50,933	3,370	2,581
Insurance Services and Corporate	56,667	335	64	1,110	1,509	995	2,437

Combined	$343,234	$185,981	$6,235	$3,916	$196,132	$(10,167)	$(6,113)

	Total Revenues					Pre-tax	Net
	Gross Written Premiums	Net Earned Premiums	Investment Result	Other	Total	Income (Loss)	Income (Loss)
	(Dollars in thousands)
Year ended December 31, 2002:
Independent Agents—Personal Lines	$142,465	$117,858	$(2,411)	$—	$115,447	$(17,964)	$(15,410)
Independent Agents—Commercial Lines	82,009	65,481	(1,361)	—	64,120	(9,472)	(8,126)
Program Management	142,107	45,100	(1,022)	2,420	46,498	190	163
Insurance Services and Corporate	106,948	1,018	(48)	1,909	2,879	971	4,507

Combined	$473,529	$229,457	$(4,842)	$4,329	$228,944	$(26,275)	$(18,866)

Identifiable assets by segment are as follows:

	2004	2003
	(Dollars in thousands)
Independent Agents—Personal Lines	$214,454	$213,554
Independent Agents—Commercial Lines	139,189	130,292
Program Management	184,181	178,934
Insurance Services and Corporate	193,793	174,035

Consolidated	$731,617	$696,815

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(Dollars in thousands)

Assets	March 31, 2005	December 31, 2004
	(Unaudited)
Investments:
Fixed maturities available for sale, at fair value (cost $289,509 in 2005 and $277,858 in 2004)	$286,032	$277,999
Short-term investments, at cost (which approximates market value)	29,919	36,516
Investment in unconsolidated foreign insurance company (cost $27,855 in 2005 and in 2004)	31,605	30,982
Other invested assets	996	999

Total investments	348,552	346,496
Cash and cash equivalents	—	2,900
Premiums receivable from agents and insureds (net of allowance of $594 in 2005 and $497 in 2004)	62,619	61,241
Balances due from reinsurance companies (net of allowance of $762 in 2005 and 2004)	174,932	165,080
Deferred policy acquisition costs	24,345	23,450
Prepaid reinsurance premiums	92,763	98,695
Accrued interest and dividends receivable	2,270	2,606
Other assets (less accumulated depreciation of $378 in 2005 and $311 in 2004)	17,023	10,291
Net deferred tax asset	17,536	18,507
Federal income tax recoverable	104	2,351

Total assets	$740,144	$731,617

(continued)

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(Dollars in thousands)

Liabilities and Shareholders’ Equity	March 31, 2005	December 31, 2004
	(Unaudited)
Liabilities:
Reserves for losses and loss adjustment expenses	$279,677	$267,597
Unearned premiums	209,100	213,404
Senior debt, including accrued interest	20,097	—
Subordinated notes payable, including accrued interest	31,191	31,192
Accrued expenses and other liabilities	44,058	42,155
Cash overdraft	2,305	7,857

Total liabilities	586,428	562,205

Shareholders’ equity:
Redeemable preferred shares:
Series A, $0.01 par value, $1,000 per share liquidation value. Authorized 605,000 shares; 107,825 issued; 107,433 and 107,531 outstanding in 2005 and 2004, respectively, including accrued dividends of $2,303 in 2005 and $18,755 in 2004	109,736	126,286
Common Shares:
Class A (voting), $.0018 par value, Authorized 9,625,000 shares; issued 3,580,286 and outstanding 3,513,268 shares in 2005; issued 3,580,286 and outstanding 3,567,977 shares in 2004	7	7
Class B (nonvoting), $.0018 par value, Authorized 2,200,000 shares; 1,796,883 issued and outstanding 1,794,133 shares in 2005 and 2004	3	3
Additional paid-in capital	4,287	4,287
Accumulated other comprehensive loss, net of taxes	(4,163)	(877)
Retained earnings	46,827	42,942
Unearned compensation from restricted stock awards	(2,981)	(3,236)
Treasury stock, at cost (16,412 shares of Class A Common in 2005 and 12,309 shares in 2004)	—	—

Total shareholders’ equity	153,716	169,412

Commitments and contingencies (notes 2 and 7)

Total liabilities and shareholders’ equity	$740,144	$731,617

See accompanying notes to consolidated financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Statements of Operations

Three months ended March 31, 2005 and 2004

(Dollars in thousands, except per share amounts)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Revenues:
Net insurance premiums earned	$60,033	$57,439
Net investment income	2,322	1,907
Net realized gains	1	611
Other income	1,108	1,206

	63,464	61,163
Expenses:
Net losses and loss adjustment expenses incurred	29,681	35,694
Underwriting, acquisition and operating expenses	22,667	16,383
Interest expense	735	532

	53,083	52,609

Income from continuing operations before income taxes and equity in earnings of unconsolidated foreign insurance company	10,381	8,554
Income tax expense	3,633	2,989
Equity in earnings of unconsolidated foreign insurance company, net of income taxes	703	1,141

Net income	$7,451	$6,706

Net income available to common shareholders	$3,885	$3,316

Net income per common share:
Basic	$0.78	$0.68

Diluted	$0.78	$0.68

See accompanying notes to consolidated financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Statements of Shareholders' Equity and Comprehensive Income (Loss)

Three months ended March 31, 2005

(Dollars in thousands)

(Unaudited)

	Series A Redeemable Preferred		Class A Common		Class B Common		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Unearned Compensation from Restricted Stock Award	Treasury Stock		Shareholders’ Equity
	Shares	Amount	Shares	Amount	Shares	Amount					Shares	Amount
Balance at December 31, 2004	107,531	$126,286	3,567,977	$7	1,794,133	$3	$4,287	$(877)	$42,942	$(3,236)	12,309	$—	$169,412
Redemption/forfeiture of shares	(98)	(98)	(54,709)	—	—	—	—	—	—	—	4,103	—	(98)
Comprehensive income (loss) (net of taxes):
Net income	—	—	—	—	—	—	—	—	7,451	—	—	—	7,451
Unrealized investment loss	—	—	—	—	—	—	—	(3,234)	—	—	—	—	(3,234)
Foreign currency translation adjustment	—	—	—	—	—	—	—	(52)	—	—	—	—	(52)

Comprehensive income													4,165

Amortization of unearned compensation from stock awards issued	—	—	—	—	—	—	—	—	—	255	—	—	255
Preferred dividends accrued	—	3,566	—	—	—	—	—	—	(3,566)	—	—	—	—
Preferred dividends paid	—	(20,018)	—	—	—	—	—	—	—	—	—	—	(20,018)

Balance at March 31, 2005	107,433	$109,736	3,513,268	$7	1,794,133	$3	$4,287	$(4,163)	$46,827	$(2,981)	16,412	$—	$153,716

See accompanying notes to consolidated financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three months ended March 31, 2005 and 2004

(Dollars in thousands)

(Unaudited)

	Three Months Ended March 31,
	2005	2004
Cash flows from operating activities:
Net income	$7,451	$6,706
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization and depreciation	226	43
Net accretion of bond discount	644	438
Net gain on sale of fixed maturities	(1)	(611)
Deferred federal income tax expense	1,386	786
Stock based compensation	255	—
(Increase) decrease in premiums receivable from agents and insureds	(1,378)	2,790
Decrease in accrued interest and dividends receivable	336	254
Decrease in prepaid reinsurance premiums	5,932	2,593
(Increase) decrease in deferred policy acquisition costs	(895)	(3,722)
Increase in balances due from reinsurance companies, net	(9,852)	(1,046)
Decrease in federal income tax recoverable	2,247	1,603
(Increase) decrease in other assets	(1,547)	8,962
Increase in reserves for losses and loss adjustment expenses	12,080	1,501
Decrease in unearned premiums	(4,304)	(4,559)
Increase (decrease) in accrued expenses and other liabilities	1,903	(1,504)
Increase in interest payable	96	1
Equity in earnings of unconsolidated foreign insurance company	(703)	(1,141)
Other, net	(2)	(456)

Net cash provided by operating activities	13,874	12,638

Cash flows from investing activities:
Purchase of fixed assets	(5,414)	(70)
Sale of fixed assets	3	—
Purchase of fixed maturities, available for sale	(58,507)	(98,211)
Sale of fixed maturities, available for sale	46,215	90,179
Net change in other short-term investments	6,597	737

Net cash used in investing activities	(11,106)	(7,365)

Cash flows from financing activities:
Issuance of preferred stock	—	1,325
Redemption of preferred stock	(98)	(308)
Preferred dividends paid	(20,018)	—
Increase in senior debt	20,000	—
Decrease in cash overdraft	(5,552)	(6,294)

Net cash used in financing activities	(5,668)	(5,277)

Net increase in cash and cash equivalents	(2,900)	(4)
Cash and cash equivalents, beginning of period	2,900	4

Cash and cash equivalents, end of period	—	—

Supplemental disclosures of cash flow information:
Interest paid	$638	531
Income taxes paid	—	3,500

See accompanying notes to consolidated financial statements.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements

Three months ended March 31, 2005 and 2004

(Unaudited)

(1) Basis of Presentation

Republic Companies Group, Inc. (RCGI) is an insurance holding company whose subsidiaries and affiliates market and underwrite personal and commercial property and casualty risks located primarily in the southwestern United States. The consolidated financial statements of RCGI and its wholly owned subsidiaries and certain affiliates, who are controlled through various management agreements, have been prepared on the basis of accounting principles generally accepted in the United States of America (GAAP). All significant intercompany balances and transactions have been eliminated in consolidation. Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations for interim financial reporting. These financial statements and the notes thereto should be read in conjunction with the Company’s audited financial statements and accompanying notes for the year ended December 31, 2004.

The consolidated financial statements reflect all normal recurring adjustments that were, in the opinion of management, necessary to present a fair statement of the results for the interim period. The results of operations for the three month period ended March 31, 2005 are not necessarily indicative of the results expected for the full year.

(2) Reinsurance

The Company’s insurance subsidiaries assume reinsurance from and cede reinsurance to other insurance companies, primarily under treaty reinsurance agreements.

Reinsurance does not discharge or diminish the primary liability to insureds of the companies as direct insurers. However, it does permit the companies to recover losses from the reinsurer. To the extent that reinsuring companies are unable to meet obligations arising under reinsuring agreements, the Company would remain liable.

The effect of reinsurance on premiums written and earned for the three months ended March 31, 2005 and 2004 was as follows:

	2005		2004
	Written	Earned	Written	Earned
Direct	$113,542	112,205	109,071	113,630
Assumed	2	1,792	130	130
Ceded	(51,882)	(53,964)	(53,728)	(56,321)

Net	$61,662	60,033	55,473	57,439

(3) Capitalization and Stock Plan

(a) Common Stock

In the first quarter of 2005, shares totaling 4,103 of Class A Common Stock were repurchased and held as treasury stock. Additionally, 50,606 shares of Class A Common Stock issued as a restricted award in 2004 were forfeited. In the first quarter of 2004, shares totaling 12,309 of Class A Common Stock were repurchased and held as treasury stock. Also see note 9 regarding subsequent events.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

Three months ended March 31, 2005 and 2004

(b) Redeemable Preferred Stock

In the first quarter of 2005, 98 shares of the preferred stock were redeemed at the liquidation value plus accrued dividends of $18,000. In the first quarter of 2004, 294 shares of the preferred stock were redeemed at the liquidation value plus accrued dividends of $14,000.

In February 2005, the Company paid $20 million of accrued preferred dividends with the proceeds from a senior bank credit facility as described in note 5 below.

Also see note 9 regarding subsequent events.

(c) Stock Plan

In April 2004, the Company’s shareholders approved a Stock Plan (the Plan). The Plan authorizes the issuance of up to 693,000 shares of common stock pursuant to restricted stock awards and the exercise of stock options. On March 18, 2005, options to purchase 58,124 shares of the Company’s common stock were granted to certain officers at an exercise price of $10.00. Options vest ratably over four to five years from the date of grant. The exercise price was determined to be the then current fair value of the Company’s shares, computed on a contemporaneous basis as our book value per common share at the time of the grant multiplied by the then current price to book value per common share multiples of selected peer companies. There was no intrinsic value associated with these options at March 31, 2005. These options were not included in the computation of diluted earnings per share as the exercise price of these options is equivalent to the fair value of the Company’s common stock at March 31, 2005. Also see note 9 regarding subsequent events.

(4) Net Income Per Share

Basic net income per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding for each period, including vested restricted shares issued under the Stock Plan. Diluted net income per share includes the potential dilution that could occur if outstanding contracts to issue common stock were exercised and converted to common stock, including the unvested shares issued under the Stock Plan. The options outstanding at March 31, 2005 were determined not to have a dilutive impact on the outstanding number of shares under the treasury stock method prescribed by Statement of Financial Accounting Standards No. 128 Earnings Per Share.

Following are per share amounts for the three months ended March 31, 2005 and 2004 (dollars in thousands except per share data):

	2005	2004
Basic and diluted income per share computation:
Net income	$7,451	$6,706
Less: Preferred stock dividends accrued	(3,566)	(3,399)
Accretion of preferred stock discount	—	9

Net income available to common shareholders	$3,885	$3,316

Weighted average common shares outstanding:
Basic	4,969,591	4,879,041

Diluted	4,976,523	4,879,041

Net income per share:
Basic	$0.78	$0.68

Diluted	$0.78	$0.68

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

Three months ended March 31, 2005 and 2004

(5) Senior Bank Debt

In February 2005, the Company entered a credit agreement to secure $20 million of senior bank debt, the proceeds of which were used to pay accrued dividends on the Company’s Series A Preferred Stock. The note is due and payable on February 23, 2010, with interest only payable quarterly based on the Company’s election of a Eurodollar rate plus 2% or the prime rate as quoted by the Wall Street Journal.

(6) Other Comprehensive (Loss) Income

The changes in the components of accumulated other comprehensive (loss) income net of income taxes and total comprehensive income for the three months ended March 31, 2005 and 2004 were as follows (dollars in thousands):

	Three Months Ended March 31, 2005
	Pretax Amount	Tax Effect	Net Amount
Unrealized holding loss arising during the period	$(3,623)	388	(3,235)
Reclassification adjustment for gains included in net income	1	—	1
Foreign currency translation adjustment	(80)	28	(52)

Other comprehensive (loss) income	$(3,702)	416	(3,286)

Net income			7,451

Total comprehensive income			$4,165

	Three Months Ended March 31, 2004
	Pretax Amount	Tax Effect	Net Amount
Unrealized holding loss arising during the period	$3,466	(1,625)	1,841
Reclassification adjustment for gains included in net income	(611)	214	(397)
Foreign currency translation adjustment	(157)	55	(102)

Other comprehensive (loss) income	$2,698	(1,356)	1,342

Net income			6,706

Total comprehensive income			$8,048

(7) Contingent Liabilities and Commitments

The Company is subject to claims and lawsuits that arise in the ordinary course of business. On the basis of information presently available in connection with the claims and lawsuits, it is the opinion of the Company’s management that the disposition or ultimate determination of such claims and lawsuits will not have a material adverse effect on the financial position or results of operations of the Company.

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

Three months ended March 31, 2005 and 2004

(8) Segment Information

The Company classifies its business into the following segments: Independent Agents – Personal Lines, Independent Agents – Commercial Lines, Program Management and Insurance Services and Corporate. Segments are designated based on the respective similarities in distribution systems, internal processing and management reporting systems and organizational management structure.

Summary financial information about the Company’s operating segments is presented in the following table. Income (loss) before income taxes by segment consists of revenues, including allocated investment income, less expenses related to the respective segment’s operations. Investment income includes realized gains and losses allocated on the same basis as investment income. Taxes are allocated to each segment at the Company’s effective tax rate. Identifiable assets by segment are those assets used in or allocated to the operation of each segment (dollars in thousands):

	Revenues					Pre-tax	Net
	Gross Written Premium	Net Earned Premium	Investment Result	Other	Total	Income (Loss)	Income (Loss)
Three months ended March 31, 2005
Independent Agents—Personal Lines	$31,711	32,301	962	—	33,263	9,917	6,446
Independent Agents—Commercial Lines	19,850	16,397	688	—	17,085	(136)	(88)
Program Management	29,499	9,803	524	569	10,896	642	417
Insurance Services and Corporate	32,484	1,532	149	539	2,220	(42)	676

Consolidated	$113,544	60,033	2,323	1,108	63,464	10,381	7,451

	Revenues					Pre-tax	Net
	Gross Written Premium	Net Earned Premium	Investment Result	Other	Total	Income (Loss)	Income (Loss)
Three months ended March 31, 2004
Independent Agents—Personal Lines	$32,601	31,523	1,233	—	32,756	5,445	3,542
Independent Agents—Commercial Lines	14,137	12,542	714	—	13,256	910	592
Program Management	37,512	12,504	509	805	13,818	2,225	1,448
Insurance Services and Corporate	24,951	870	62	401	1,333	(26)	1,124

Consolidated	$109,201	57,439	2,518	1,206	61,163	8,554	6,706

Identifiable assets by segment at March 31, 2005 are as follows (dollars in thousands):

March 31, 2005
Personal Lines	$213,942
Commercial Lines	159,703
Managing General Agents	195,716
Insurance Services and Corporate	170,783

Consolidated	$740,144

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Notes to Consolidated and Combined Financial Statements—(Continued)

Three months ended March 31, 2005 and 2004

(9) Subsequent Events

In April 2005, restricted shares totaling 11,000 Class B Common shares were forfeited.

In July 2005, the Company granted options totaling 1,348 Class B Common shares to certain members of management, and the Board of Directors authorized the grant of options totaling 30,250 Class B Common shares to certain employees.

In addition, in July 2005, the Board of Directors of the Company approved the grant of options totaling 12,375 Class B Common shares to certain members of management contingent on the closing of the Company’s initial public offering.

On July 18, 2005, the Company’s Board of Directors approved an amendment of its Amended and Restated Certificate of Incorporation to provide for a 5.5:1 stock split of the Company’s Class A and Class B Common shares. This amendment increased the number of authorized shares for the Common and Series A Preferred Stock. All previously reported common share and per share amounts have been adjusted to give effect to the stock split.

In May 2005, the Company’s Board of Directors approved an amendment of its Amended and Restated Certificate of Incorporation regarding capitalization of the Company upon an Initial Public Offering (IPO). The amendment provides that upon the consummation of an IPO each issued and outstanding share of the Company’s Class A Common stock and Class B Common stock shall be converted into one share of newly authorized Common Stock (Converted Common Stock) without any action on the part of the holder. The amendment also provides that upon the consummation of an IPO, each issued and outstanding share of Series A Preferred stock that is not redeemed for cash in the IPO shall be converted into a number of Converted Common Stock equal to (a) the sum of the original issue price of the unredeemed Series A Preferred stock divided by (b) the public offering price per share of the Converted Common Stock. Any common shares to be issued from the conversion of unredeemed Series A Preferred Stock following an IPO have not been included in the outstanding shares for purposes of calculating diluted earnings per share.

In July 2005, the Company’s Board of Directors adopted an Employee Stock Purchase Plan which will become effective upon completion of an IPO.

In July 2005, the Company’s Board of Directors amended the Incentive Bonus Plan to provide that 25% of bonus awards may be paid in restricted Converted Common Stock after an IPO.

GLOSSARY OF SELECTED INSURANCE, REINSURANCE AND

INVESTMENT TERMS

Admitted assets:  Assets of an insurer prescribed or permitted by a state insurance regulator to be recognized on the statutory balance sheet.

Admitted insurer; admitted market:  An insurer licensed to conduct business in a given state.

Assume:  To accept a ceding company’s insurance or reinsurance on a line of business, risk or exposure.

Assumed reinsurance:  Portion of one or more risks that is ceded to a reinsurer by an insurance company or another reinsurer.

Book; book of business:  The amount of insurance on an insurer’s books at any particular point in time.

Casualty insurance:  Insurance that is primarily concerned with the losses caused by injuries to persons other than the policyholder and the legal liability imposed on the policyholder resulting therefrom.

Catastrophe reinsurance:  A form of excess of loss reinsurance that, subject to a specified limit, indemnifies the ceding company for the amount of loss in excess of a specified retention with respect to an accumulation of losses resulting from a catastrophe event. The actual reinsurance document is sometimes called a “catastrophe cover.” These reinsurance contracts are typically designed to cover multiple or severe property insurance losses sustained as a result of a covered event or disaster affecting a specific geographic area.

Cede; ceding; ceding company:  When an insurance company or reinsurance company reinsures its liability with a reinsurer, it “cedes,” or is “ceding,” business (premiums and risk) and is referred to as the “ceding company.”

Ceded premiums:  The amount of premiums written that are ceded to reinsurers.

Commissions:  Amount paid by an insurance company to independent agents or managing general agents for producing premiums.

Deferred acquisition costs:  A portion of underwriting expenses, including commission expense on gross written premiums, commission income, premium taxes and certain other costs related to the acquisition of insurance contracts, which vary with and are primarily related to the production of business, are deferred and amortized as an expense over time to achieve a matching of revenues and expenses when reported in financial statements prepared in accordance with GAAP.

Earned premiums:  The portion of written premiums allocable to coverage for the expired portion of the contract term as of a certain date. For example, 50% of the premiums written on a one-year policy with an effective date of July 1 would be earned and recorded as revenue through December 31 of that year with the remaining 50% of the premium being unearned as of that date.

Excess of loss reinsurance:  Reinsurance that indemnifies the insured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called an “attachment level” or “retention.” Excess of loss reinsurance coverage may be written in layers, in which a reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer’s insolvency.

Excess per risk reinsurance:  Reinsurance that, subject to a specified limit, indemnifies the ceding company against the amount of loss in excess of a specified retention with respect to each risk involved in each loss.

Fronting:  The process by which a primary insurer cedes all or virtually all of the insurance risk of loss to a reinsurer who also controls the underwriting and/or claims handling process either directly or through a managing general agent.

General agent:  An independent businessperson who is under contract to an insurance company and whose primary function is to build and manage a field office of full-time career agents focused on distributing the products of a single insurance company within a defined territory.

Generally Accepted Accounting Principles (“GAAP”):  United States generally accepted accounting principles as defined by the American Institute of Certified Public Accountants or statements of the Financial Accounting Standards Board.

Gross written premiums:  The total of direct written premiums plus assumed premiums written, before the effect of ceded reinsurance.

Incurred but not reported (“IBNR”) reserves:  Reserves for estimated losses and loss adjustment expenses that have been incurred but not yet reported to the insurer, including estimates of future developments on claims losses that have been reported to the insurer.

Independent agent:  An agent operating as an independent contractor under an insurance distribution system within which the independent contractors sell and service insurance solely on a commission or fee basis under contract with one or more insurers that recognize the agent’s ownership, use and control of policy records and expiration data.

Insurance premium growth rate:  Insurance premium growth rate is the change (expressed as a percentage) in premiums written or earned from one period to another period.

Line of business:  A general classification referring to the type of insurance, such as fire, homeowners, general liability, workers’ compensation, etc.

Long-tail:  Insured risks that by their nature have a relatively longer claims reporting, loss and settlement history than risks that result in claims that may take less time to discover or to assess. As a result, the insurer is exposed to claims for a number of years after subscription, even though the risk may no longer be covered, which leads to difficulty in estimating the likely cost of such claims. This exposes the insurer to the deterioration of its claims experience due to changes in the legal environment.

Loss; losses:  An occurrence that is the basis for submission or payment of a claim. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy.

Loss adjustment expenses:  Expenses resulting from and associated with the handling of claims, including but not limited to investigation, adjustment and defense of claims and the portion of the insurer’s general expenses allocated to claim settlement costs.

Loss reserves; reserves:  Liabilities established by insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance premiums it has earned. Loss reserves include case reserves, which are established for specific claims that have been reported to us, and reserves for claims that have been incurred but not reported.

Managing general agent (“MGA”):  A licensed insurance agent who manages all or part of an insurer’s insurance business. What distinguishes managing general agents from regular agents is the authority given to the managing general agent to conduct business as if it were the insurer. The most critical of such delegated powers are the authority to bind policies and the power to set reserves. The scope of any particular managing general agent’s authority is governed by the contract between the managing general agent and the insurer.

Net combined ratio:  The sum of the net loss ratio and the net expense ratio.

Net expense ratio:  The ratio (expressed as a percentage) of underwriting, acquisition and operating expenses to net insurance premiums earned that measures the cost of producing our insurance business through independent agents and MGAs and our operational efficiency in underwriting and administering our insurance business.

Net insurance premiums earned:  The portion of net written premiums ratably earned during a measured period.

Net loss ratio:  The ratio (expressed as a percentage) of net losses and loss adjustment expenses incurred to net insurance premiums earned. The net loss ratio is meaningful in evaluating the underwriting profitability of the insurance policies that are not ceded to reinsurers.

Net losses:  The portion of losses paid or incurred that an insurance company retains after ceding losses to reinsurers.

Net underwriting leverage:  The ratio of our net written premiums to our statutory surplus. This measures our exposure to pricing errors on our book of business.

Net written premiums:  The portion of gross written premiums that an insurance company retains after ceding premiums to reinsurers.

Operating expenses:  The expenses that are incurred in connection with underwriting risk. These consist of commission expenses paid to independent agents and MGAs and other underwriting, acquisition and operating expenses.

Other underwriting, acquisition and operating expenses:  These consist of general administrative expenses, such as salaries, underwriting reports, rent, office supplies, depreciation and all other operating expenses not otherwise classified separately, including boards, bureaus and assessments of statistical agencies for policy service and administration items, such as rating manuals, rating plans and experience data. They also include payments of state and local taxes based on premiums, licenses and fees, assessments and contributions to involuntary risk pools and state regulatory bodies.

Program:  An agreement with an MGA to provide a customized insurance product to a distinct customer segment that generally does not meet the risk profile of standard insurers.

Property insurance:  Insurance that provides coverage to a person or business with an insurable interest in such property for loss or loss of use of that property.

Quota share reinsurance:  A form of pro rata (proportional) reinsurance in which the reinsurer assumes an agreed percentage of each risk being insured and shares all premiums and losses accordingly with the ceding company.

Reinsurance:  An arrangement in which an insurance company, called the ceding company, transfers insurance risk by ceding premiums to another insurance company, called the reinsurer. Conversely, the reinsurer receives or assumes reinsurance from the ceding company. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the policyholder.

Retention:  The amount or portion of risk than an insurer retains for its own account in connection with a reinsurance arrangement.

Short-tail:  Insured risks that by their nature have a relatively shorter claims reporting, loss and settlement history than risks that result in claims that may take longer to discover or assess their severity. There is no industry standard for identifying a “short” versus a “long” tail risk; the distinction is one of degree. By way of illustration, property damage claims (roof damage from a tornado, for example) and homeowners liability claims (policyholder’s tree falls on neighbor’s house, for example) are reported quickly and resolved (fully paid for) promptly. Claims of severe bodily injury from medical malpractice may not be discovered immediately and may require years of payments to the policyholder before the claim is finally resolved. Insurance companies refer to types of claims that have shorter claims, loss and settlement cycles following the expiration of the underlying policy as “short-tail.”

Statutory Accounting Principles (“SAP”):  The principles associated with recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by state insurance regulatory authorities. Also, pertains to accounting according to procedures established by the National Association of Insurance Commissioners. Statutory accounting principles tend to reflect a liquidating concept of accounting, rather than the going concern concept used in GAAP.

Statutory surplus:  As determined under SAP, the amount remaining after all liabilities, including loss reserves, are subtracted from all admitted assets.

Underwriting:  The process of reviewing applications for insurance or reinsurance coverage, deciding whether to accept all or part of the coverage, and determining the applicable premiums.

Underwriting capacity:  The maximum amount than an insurance company can write. The limit is determined by the company’s statutory surplus and its underwriting guidelines.

Underwriting expenses:  The sum of direct commission expense and other underwriting expenses and the portions of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit or loss: The pre-tax profit or loss experienced by an insurance company after deducting losses and loss adjustment expenses and underwriting expenses from net premiums earned. This profit or loss calculation includes the effect of ceded reinsurance but excludes investment income.

Unearned premiums: The portion of written premiums allocable to coverage for the unexpired portion of the contract term as of a certain date. For example, 50% of the premiums written on a one-year policy with an effective date of July 1 would be earned as revenue through December 31 of that year, with the remaining 50% of the premium being unearned (and included on the balance sheet as unearned premium reserve) as of that date.

Yield: The yield at which a security was purchased, which is calculated based on the purchase price, coupon rate and the amortization of the purchase premium or discount to par over the life of the security. For callable bonds, the yield is based on the maturity date if purchased at a discount to par and the yield is based on the call date if purchased at a premium to par. The amortization of the premium or discount is based on the scientific method.

6,000,000 Shares

Common stock

Prospectus

Joint Book-Running Managers

JPMorgan	Banc of America Securities LLC

Keefe, Bruyette & Woods	Sandler O’Neill & Partners, L.P.

Until                     , 2005, all dealers that buy, sell or trade in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts payable by Republic Companies Group, Inc. in connection with the issuance and distribution of common stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee	$13,806
NASD filing fee	12,230
Nasdaq National Market listing fee	100,000
Printing and engraving costs	180,000
Legal fees and expenses	800,000
Accounting fees and expenses	450,000
Transfer Agent and Registrar fees	2,500
Blue Sky fees and expenses (including legal fees)	—
Miscellaneous expenses	100,000

Total	$1,658,536

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (“DGCL”), empowers a Delaware corporation to indemnify its current or former directors and officers, as well as other current or former employees and individuals, against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement actually or reasonably incurred in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative, other than actions by or in the right of such corporation. The director or officer must have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A Delaware corporation is similarly empowered by the DGCL, subject to the same limitation described in the previous sentence, with respect to actions by or in the right of the corporation, except that indemnification only extends to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such actions, and court approval is required to indemnify an individual adjudged to be liable to the corporation. Where directors and officers are successful on the merits or otherwise in the defense of such actions, or in the defense of any claim, issue or matter therein, the corporation is required to indemnify them against the expenses, including attorneys’ fees, actually and reasonably incurred in connection with the defense. The DGCL permits a corporation to advance expenses, including attorneys’ fees, incurred by a director or officer in defending such actions, provided that the director or officer undertakes to repay the advanced amount if it is ultimately determined that the director or officer is not entitled to be indemnified by the corporation. The statutory indemnification provided under Section 145 of the DGCL is not exclusive of other indemnification that may be granted by a corporation’s charter, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our certificate of incorporation provides for the indemnification of all current and former directors and all current and former officers to the fullest extent permitted by the DGCL. In addition, as permitted by the DGCL, our directors shall have no personal liability to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except: (1) for any breach of the director’s duty of loyalty to the Company or its stockholders; (2) for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law; (3) under Section 174 of the DGCL; or (4) for any transaction from which a director derived an improper personal benefit.

Our bylaws provide that indemnification of our present directors and officers in a specific case requires authorization by (1) majority vote of the directors who are not party to the action or proceeding, (2) a committee designated by a majority of such directors, (3) a legal opinion of independent legal counsel or (4) the stockholders. With respect to former directors and officers, authorization may be provided by any person having the authority to act on the matter.

The employment agreements of our executive officers indemnify those officers for certain liabilities arising out of the officers’ performance, duties and responsibilities to, for or on behalf of the Company.

The Registration Rights Agreement provides for limited indemnification by the holders of registrable securities of the officers and directors of the Company for certain liabilities under the Securities Act and the Exchange Act. This indemnification is restricted to liability with respect to information furnished in writing by such holder to the Company expressly for use in filing a registration statement.

We have entered into agreements to indemnify our current directors and executive officers. Under these agreements, we are obligated to indemnify our directors and officers to the fullest extent permitted under the Delaware General Corporation Law for expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by them in any action or proceeding arising out of their services as a director or officer.

As permitted by the DGCL and in accordance with our bylaws, we maintain directors and officers’ liability insurance.

Item 15. Recent Sales of Unregistered Securities

Since the date of our formation through the date hereof, we have issued and sold the following unregistered securities (on a split adjusted basis):

1.    On December 12, 2002, the Company issued and sold 5,500 shares of common stock to its organizers, all of whom were accredited investors, for an aggregate purchase price of $1,000.

2.    On May 7, 2003, the Company declared a stock dividend of 415.754185 shares of common stock, and 0.272727 shares of undesignated preferred stock, on each share of the Company’s outstanding common stock.

3.    On May 9, 2003, the Company reclassified each outstanding share of common stock as Class A voting common stock and each share of undesignated preferred stock as Series A preferred stock.

4.    On August 29, 2003, the Company entered into the following transactions with our Initial Investors, all of whom were accredited investors, pursuant to a Securities Purchase Agreement dated May 9, 2003, as amended on August 29, 2003:

•	The Company issued and sold 105,000 shares of Series A preferred stock, 3,057,830 shares of Class A common stock and 1,327,898 shares of Class B common stock for an aggregate purchase price of $105.0 million.

•	The Company issued and sold 22,000 shares of Series B preferred stock for an aggregate purchase price of $22.0 million. This transaction was rescinded on October 31, 2003 and the Certificate of Incorporation was amended to remove this as an authorized series of stock.

5.    On January 16, 2004, the Company issued and sold 55,385 shares of Class B common stock and 1,325 shares of Series A preferred stock to Republic Co-Investors, L.P., an accredited investor, for an aggregate purchase price of $1.325 million.

6.    Since inception, we have granted to our employees and directors restricted stock awards representing an aggregate of 101,200 shares of Class A common stock and 363,000 shares of Class B common stock. During this same period, restricted stock awards representing 50,600 shares of Class A common stock and 13,750 shares of Class B common stock have been forfeited. Additionally, restricted stock awards representing 106,370 shares of Class B common stock have vested. All restricted stock awards are granted to employees and directors in consideration for their services to the Company.

7.    The Company issued 50,600 shares of Class B common stock to the Estate of Bruce R. Milligan (an accredited investor) in recognition of the contributions of our former President and CEO prior to his untimely death.

8.    Since inception, we have granted options to our executive officers to purchase an aggregate of 59,472 shares of Class B common stock under the Republic Companies Group, Inc. Stock Plan. During this same period, we have not issued or sold any of our securities pursuant to exercises of options granted under this plan.

None of the transactions involved any public offering, and the Company believes that each transaction, if deemed to be a sale of a security, was exempt from the registration statement requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701, pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and each of the certificates representing the Company’s securities issued in connection with such transactions contains a restrictive legend. In addition, no underwriters were engaged in connection with the issuance of securities in any of the preceding transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)    Exhibits

Exhibit Number	Description

1.1	Form of Underwriting Agreement.*

3.1	Form of Amended and Restated Certificate of Incorporation of Republic Companies Group, Inc.*

3.2	Amended and Restated Bylaws of Republic Companies Group, Inc.*

4.1	Form of Common Stock Certificate.*

5.1	Opinion of Vinson & Elkins L.L.P.*

10.1	Stock Purchase Agreement, dated as of May 9, 2003, by and among Republic Financial Services, Inc. (Texas), Republic Financial Services, Inc. (Nevada), Winterthur U.S. Holdings, Inc., RTXA, Inc., and RTXA Sub Inc.*

10.2	Securities Purchase Agreement and First Amendment thereto, effective May 9, 2003, among RTXA, Inc. and the investors party thereto.*

10.3	Form of Amended and Restated Registration Rights Agreement.*

10.4	Employment Agreement, dated as of November 17, 2003, between Republic Underwriters Insurance Company and Parker W. Rush.*

10.5	Employment Agreement, dated as of May 9, 2003, between RTXA, Inc. and Martin B. Cummings.*

10.6	Employment Agreement, dated as of April 9, 2004, between Republic Underwriters Insurance Company and Robert S. Howey.*

10.7	Republic Companies Group, Inc. Stock Plan, effective May 1, 2004.*

10.8	Republic Financial Services, Inc. Deferred Compensation Plan, effective July 1, 1995, as amended.*

10.9	Excess of Loss Reinsurance Agreement and Addenda Nos. 1-3, effective January 1, 1994, between Winterthur Swiss Insurance Company and Republic Insurance Company.*

10.10	Reinsurance Agreement, dated May 9, 2003, by and between Winterthur Swiss Insurance Company and Republic Underwriters Insurance Company.*

10.11	Amended and Restated Investor Rights Agreement, dated as of December 9, 2004, between Republic Companies Group, Inc. and the stockholders designated therein.*

10.12	Credit Agreement, dated as of February 23, 2005, among Republic Companies, Inc., Republic Companies Group, Inc. and The Frost National Bank.*

10.13	Lease Agreement, dated August 31, 2004, between TC Dallas #2, LP and Republic Underwriters Insurance Company.*

10.14	Managing General Agency Agreement, dated January 1, 1993, among Insured Lloyds, Southern County Mutual Insurance Company, Republic Vanguard Insurance Company and Texas General Agency, Inc. (as amended). †*

10.15	Form of 2005 Equity-Based Compensation Plan.*

10.16	Form of Employee Stock Purchase Plan.*

10.17	Form of Deferred Compensation Plan for Directors.*

10.18	Form of Incentive Bonus Plan.*

Exhibit Number	Description

21.1	Subsidiaries of Republic Companies Group, Inc.*

23.1	Consents of KPMG LLP.

23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 5.1).*

24.1	Power of Attorney (included as part of the signature pages).*

99.1	Consent to be Named of Robert Kullas.*

*	Previously filed

†	Portions of this document have been omitted pursuant to a confidential treatment request filed with the Securities and Exchange Commission. Such portions have been provided separately to the Commission.

(b)    Financial Statement Schedules

Schedule II — Republic Companies Group, Inc. — Condensed Financial Information of Parent Company

Schedule III — Republic Companies Group, Inc. — Supplementary Insurance Information

Schedule IV — Republic Companies Group, Inc. — Reinsurance

Schedule V — Republic Companies Group, Inc. — Valuation and Qualifying Accounts

Schedule VI — Republic Companies Group, Inc. — Supplemental Insurance Information Concerning

    Property and Casualty Operations

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

The undersigned registrant hereby undertakes that:

(a)    For purposes of determining any liability under the Securities Act of 1933 (the “Act”), the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)    For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on the 3rd day of August, 2005.

REPUBLIC COMPANIES GROUP, INC.

By:	/S/ PARKER W. RUSH
Name:	Parker W. Rush
Title:	President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/S/ PARKER W. RUSH Parker W. Rush	President and Chief Executive Officer; Director (principal executive officer)	August 3, 2005

/S/ MARTIN B. CUMMINGS Martin B. Cummings	Vice President and Chief Financial Officer (principal financial and accounting officer)	August 3, 2005

/S/ MICHAEL E. DITTO Michael E. Ditto	Vice President and General Counsel	August 3, 2005

* James G. Drawert	Chief Underwriting Officer	August 3, 2005

* Robert S. Howey	Chief Marketing Officer	August 3, 2005

* Bruce W. Schnitzer	Chairman of the Board of Directors	August 3, 2005

* Scott L. Bok	Director	August 3, 2005

* Timothy M. Dwyer	Director	August 3, 2005

* Robert L. Edwards, Jr.	Director	August 3, 2005

* Patrick K. McGee	Director	August 3, 2005

Signature	Title	Date

* Robert H. Sheridan, III	Director	August 3, 2005

* John Ware	Director	August 3, 2005

*BY:	/S/ PARKER W. RUSH Parker W. Rush as Attorney-in-fact

REPUBLIC COMPANIES GROUP, INC.

Schedule II—Condensed Financial Information of Parent Company

Condensed Balance Sheets

December 31, 2004 and 2003

(Dollars in thousands)

	2004	2003
Assets
Investment in subsidiary	$166,256	$147,330
Receivable from subsidiaries	—	1,405
Cash	161	435
Short-term investments	3,405	—
Deferred tax asset	433	—
Federal income tax recoverable	536	—
Other	—	2

Total assets	$170,791	$149,172

Liabilities and Shareholders’ Equity
Deferred tax liability	$—	$518
Federal income tax payable	—	1,139
Payable to subsidiaries	1,379	—

Total liabilities	$1,379	$1,657

Redeemable preferred shares:
Series A, $0.01 par value; $1,000 per share liquidation value. Authorized 605,000 shares; issued and outstanding 106,500 shares, including accrued dividends of $4,474	—	$110,965

Shareholders’ equity:
Redeemable preferred shares:
Series A, $0.01 par value; $1,000 per share liquidation value. Authorized 605,000 shares; issued 107,825 shares; outstanding 107,531 shares including accrued dividends of $18,755	$126,286	$—

Common shares:
Class A (voting), $0.0018 par value, Authorized 9,625,000 shares; issued 3,580,286 and outstanding 3,567,977 shares in 2004; issued and outstanding 3,479,080 shares in 2003	7	7
Class B (nonvoting), $0.0018 par value, Authorized 2,200,000 shares; issued 1,796,883 and outstanding 1,794,133 shares in 2004; issued and outstanding 1,327,898 shares in 2003	3	2
Additional paid-in capital	4,287	1
Accumulated other comprehensive income (loss), net of taxes	(877)	1,170
Retained earnings	42,942	35,370
Unearned compensation from restricted stock awards	(3,236)	—
Treasury stock, at cost (12,309 shares of Class A Common in 2004 and 0 in 2003)	—	—

Total shareholders’ equity	$169,412	$36,550

Total liabilities and shareholders’ equity	$170,791	$149,172

REPUBLIC COMPANIES GROUP, INC.

Schedule II—Condensed Financial Information of Parent Company

Condensed Statements of Operations

Years ended December 31, 2004, 2003 and 2002

(Dollars in thousands, except per share amounts)

	2004	2003	2002
Revenues:
Investment income	$9	$—	—

	9	—	—

Expenses:
Operating expenses	81	74	—

	81	74	—

Loss before income tax and equity in undistributed net income of subsidiary	(72)	(74)	—
Income tax benefit	(25)	(26)	—
Equity in undistributed net income of subsidiary	21,923	41,392	—

Net income	$21,876	41,344	—

Net income available to common shareholders	$7,572	36,870	—

Net income per common share:
Basic	$1.54	$7.67	—

Diluted	$1.54	$7.67	—

REPUBLIC COMPANIES GROUP, INC.

Schedule II—Condensed Financial Information of Parent Company

Condensed Statements of Cash Flows

Years ended December 31, 2004, 2003, and 2002

(Dollars in thousands)

	2004	2003	2002
Cash flows from operating activities:
Net income	$21,876	$41,344	$—
Adjustments to reconcile net income to net cash provided by operating activities:
(Decrease) increase in payable to subsidiary	1,379	—	—
(Decrease) increase in federal income tax payable	(1,139)	1,139	—
Increase in receivable from subsidiary	1,405	(1,405)	—
Increase in federal income tax recoverable	(536)	—	—
Equity in undistributed net income of subsidiary	(21,923)	(41,392)	—
Stock based compensation	1,050	—	—
Other	2	(2)	—

Net cash provided (used) by operating activities	2,114	(316)	—

Cash flows from investing activities:
Investment in subsidiary	—	(126,250)	—
Dividend received from subsidiary	—	22,000	—
Net change in other short-term investments	(3,405)	—	—

Net cash used in investing activities	(3,405)	(104,250)	—

Cash flows from financing activities:
Issuance of stock	1,325	127,000	1
Rescission of temporary equity	—	(22,000)	—
Redemption of stock	(308)	—	—

Net cash provided from financing activities	1,017	105,000	1

Net (decrease) increase in cash	(274)	434	1
Cash at beginning of period	435	1	—

Cash at end of period	$161	$435	$1

REPUBLIC COMPANIES GROUP, INC.

AND SUBSIDIARIES

Schedule II—Condensed Financial Information of Parent Company

December 31, 2003 and 2002

(1) Basis of Presentation

The Condensed Financial Information of Parent Company includes the financial information for Republic Companies Group, Inc. (RCGI). RCGI’s sole direct subsidiary is Republic Companies, Inc. (RCI). RCGI was formed in December 2002 for the purpose of acquiring Republic Underwriters Insurance Company and its wholly owned subsidiaries and certain affiliates (Subject Companies) through RCI in 2003 as described in note 1 to the Consolidated and Combined Financial Statements of Republic Companies Group, Inc. RCGI did not have any operations prior to the acquisition of the Subject Companies.

REPUBLIC COMPANIES GROUP, INC.

Schedule III—Supplementary Insurance Information

(Dollars in thousands)

Segments	Deferred Policy Acquisition Costs	Liability for Unpaid Losses and Loss Adjustment Expenses	Unearned Premiums	Net Insurance Premiums Earned	Net Investment Income And Realized Gains (Losses)	Net Losses and Loss Adjustment Expenses	Amortization of Deferred Acquisition Costs	Other Underwriting Expenses	Net Written Premium
Year ended December 31, 2004:
Independent Agents—Personal Lines	$12,906	$52,454	$68,359	$124,484	$4,352	$77,496	$20,959	$10,546	$125,928
Independent Agents—Commercial Lines	7,822	61,926	35,594	51,666	2,782	40,685	10,169	6,652	59,636
Program Management	2,722	89,019	50,078	52,554	1,901	20,274	18,279	6,341	53,546
Insurance Services and Corporate	—	64,198	59,373	4,824	348	95	—	2,861	4,827

Consolidated	$23,450	$267,597	$213,404	$233,528	$9,383	$138,550	$49,407	$26,400	$243,937

Period August 29, 2003 to December 31, 2003:
Independent Agents—Personal Lines	$4,772	$56,096	$66,885	$44,155	$1,550	$25,160	$6,315	$5,203	$46,508
Independent Agents—Commercial Lines	2,275	62,741	27,833	19,327	875	12,756	3,545	1,765	21,274
Program Management	800	82,533	53,269	15,256	657	8,838	5,060	395	13,181
Insurance Services and Corporate	—	64,399	53,258	585	32	—	—	1,715	584

Consolidated	$7,847	$265,769	$201,245	$79,323	$3,114	$46,754	$14,920	$9,078	$81,547

Predecessor Basis
Period January 1, 2003 to August 28, 2003:
Independent Agents—Personal Lines	$16,289	$59,041	$80,940	$95,048	$3,103	$78,119	$21,107	$7,790	$102,444
Independent Agents—Commercial Lines	7,079	63,253	34,944	43,787	1,752	35,611	10,370	5,225	41,858
Program Management	1,858	80,279	56,925	46,811	1,316	26,960	15,277	5,326	48,523
Insurance Services and Corporate	—	63,698	49,489	335	64	—	—	514	336

Combined	$25,226	$266,271	$222,298	$185,981	$6,235	$140,690	$46,754	$18,855	$193,161

Year ended December 31, 2002:
Independent Agents—Personal Lines	$13,949	$50,323	$71,816	$117,858	$(2,411)	$97,325	$26,085	$10,001	$135,904
Independent Agents—Commercial Lines	7,008	50,802	34,995	65,481	(1,361)	50,431	16,029	7,132	70,252
Program Management	2,376	53,923	51,735	45,100	(1,022)	24,409	16,109	5,790	50,733
Insurance Services and Corporate	—	68,754	67,666	1,018	(48)	6	—	1,902	1,017

Combined	$23,333	$223,802	$226,212	$229,457	$(4,842)	$172,171	$58,223	$24,825	$257,906

REPUBLIC COMPANIES GROUP, INC.

Schedule IV—Reinsurance

(Dollars in thousands)

	Direct Written Premiums	Ceded Premiums	Assumed Premiums	Net Written Premiums	% of Assumed To Net
Year ended December 31, 2004	$474,162	$234,117	$3,892	$243,937	1.6%
Period August 29, 2003 to December 31, 2003	138,526	57,160	181	81,547	0.2
Period January 1, 2003 to August 28, 2003	342,087	150,073	1,147	193,161	0.6
Year ended December 31, 2002	471,747	215,623	1,782	257,906	0.7

Note: All premiums are property and casualty insurance premiums

REPUBLIC COMPANIES GROUP, INC.

Schedule V—Valuation and Qualifying Accounts

(Dollars in thousands)

		Additions
	Balance at Beginning of Period	Charged (Credited) to Expenses	Charged to Other Accounts	Deductions (1)	Balance at End of Period
Year ended December 31, 2004:
Allowance for uncollectible premium	$1,135	$1,125	$—	$(1,763)	$497
Allowance of unrecoverable reinsurance	—	762	—	—	762
Tax valuation allowance	1,090	(1,090)	—	—	—

Period August 29, 2003 to December 31, 2003:
Allowance for uncollectible premium	—	1,135	—	—	1,135
Tax valuation allowance	1,090	—	—	—	1,090

(1)	Deductions include write-offs of accounts determined to be uncollectible

REPUBLIC COMPANIES GROUP, INC.

Schedule VI—Supplemental Insurance Information Concerning Property and Casualty Operations

(Dollars in thousands)

	Liability For Unpaid Losses and Loss Adjustment Expenses	Less Reinsurance Recoverables on Unpaid Losses and Loss Adjustment Expenses	Liability For Unpaid Losses and Loss Adjustment Expenses, Net of Related Reinsurance Recoverables	Discount, if Any, Deducted From Reserves	Losses and Loss Adjustment Expenses (Benefits) Incurred Related To		Paid Losses and Loss Adjustment Expenses
					Current Period	Prior Period
Year ended December 31, 2004	$267,597	$(159,775)	$107,822	$—	$135,577	$2,973	$144,199
Period August 29, 2003 to December 31, 2003	265,769	(152,298)	113,471	—	46,754	—	45,219
Period January 1, 2003 to August 28, 2003	266,271	(154,335)	111,936	—	117,282	23,408	117,276
Year ended December 31, 2002	223,802	(135,280)	88,522	—	162,031	10,140	146,443